As confidentially submitted to the Securities and Exchange Commission on September 17, 2020.
This amended draft registration statement has not been publicly filed with the
Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ROOT, INC.
(Exact name of Registrant as specified in its charter)

Delaware	6331	84-2717903
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
80 E. Rich Street, Suite 500
Columbus, Ohio 43215
(866) 980-9431
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Alexander Timm
Chief Executive Officer
Root, Inc.
80 E. Rich Street, Suite 500
Columbus, Ohio 43215
(866) 980-9431
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David Peinsipp Nicole Brookshire Peter N. Mandel Cooley LLP 101 California Street, 5th Floor San Francisco, California 94111 (415) 693-2000	Jonathan A. Allison General Counsel & Secretary 80 E. Rich Street, Suite 500 Columbus, Ohio 43215 (866) 980-9431	Richard A. Kline Sarah B. Axtell Goodwin Procter LLP 601 Marshall Street Redwood City, California 94063 (650) 752-3100

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, $0.0001 par value per share	$	$
(1)Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, dated          , 2020
PRELIMINARY PROSPECTUS
          Shares
Class A Common Stock

This is an initial public offering of shares of Class A common stock of Root, Inc.
Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price will be between $          and $          per share. We intend to apply to list our Class A common stock on the          under the symbol “           ”.
Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to votes and is convertible at any time into one share of Class A common stock. All shares of our capital stock outstanding immediately prior to this offering, including all shares held by our executive officers, directors and their respective affiliates, and all shares issuable on the conversion of our outstanding preferred stock, will be reclassified into shares of our Class B common stock immediately prior to the completion of this offering. The holders of our outstanding Class B common stock will hold approximately % of the voting power of our outstanding capital stock immediately following this offering.
We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.
See the section titled “Risk Factors” beginning on page 18 to read about factors you should consider before buying our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$
__________
(1)See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.
To the extent that the underwriters sell more than          shares of Class A common stock, the underwriters have the option to purchase up to an additional          shares of Class A common stock from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on          , 2020.

Goldman Sachs & Co. LLC	Morgan Stanley	Barclays

Prospectus dated          , 2020

Root focuses on what really matters —your driving.

Your braking, your turning, how much you drive, or how little —we focus on everything you're doing behind the wheel to make the road a safer place for all of us.

TABLE OF CONTENTS
Prospectus

Through and including                         , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
We have not authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations and future growth prospects may have changed since that date.
For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” “our company” and “Root” refer to Root, Inc., and, where appropriate, our consolidated subsidiaries. Unless otherwise indicated, references to our “common stock” include our Class A common stock and Class B common stock..
ROOT, INC.
Overview
Root is a technology company revolutionizing personal insurance with a pricing model based upon fairness and a modern customer experience.
We have built a company that recognizes each individual is unique and puts customers in control, rewarding them for their actions. For centuries, traditional insurance companies have grouped people into risk pools and long relied on the ‘law of large numbers’ to produce acceptable pricing on an aggregate basis. Fairness at the individual level has been largely ignored. Root is different—we use technology to measure risk based on individual performance, prioritizing fairness to the customer. The way we design and deliver insurance is not a simple tweak to the traditional insurance model—we are fundamentally reinventing insurance through technology, data science and a maniacal focus on the customer. While our opportunity is expansive and our ambition is global, our story begins with U.S. auto insurance.
We believe the $266 billion U.S. auto insurance market is ripe for disruption. Traditional methods of risk assessment are imprecise and not personalized. Systems and processes are typically old and disconnected from the needs of consumers. Behavioral data is generally underutilized and agents, who require expensive selling commissions, are the primary form of distribution. Our initial focus on auto insurance was motivated by how well-suited we believe the product to be for fundamental improvement through technology. We believe Root is the innovator to drive this transformation.
Auto insurance is required for the vast majority of drivers in the United States and we believe it is typically the first insurance policy purchased by consumers. As a result, our auto-first strategy establishes the foundation for an expansive lifetime relationship with the opportunity to add other personal insurance lines as customer needs evolve. Our strategy has also established the technological foundation for an enterprise software offering, diversifying our revenue streams over time.
The Root advantage is derived from our unique ability to segment individual risk based on complex behavioral data, a customer experience built for ease of use and a product offering made possible with our full-stack insurance structure:
•Behavioral Data and Proprietary Telematics. Our reinvention of auto insurance is made possible by the transparent collection and analysis of driving performance, which we believe is the most powerful predictor of accidents and the leading variable in our underwriting model. By collecting and synthesizing massive amounts of rich, sensory behavioral data across thousands of driving variables, including distracted driving, we strive to price based more on causality than correlation. This allows us to price our customers’ policies more fairly—and in turn they pay premiums commensurate with their individual risk profile. While the notion of telematics has been around for decades, only recently has mobile technology made the concept adoptable at large scale.
Today, we believe we are the only property and casualty, or P&C, insurance carrier with a scaled proprietary telematics solution designed to price an entire book of business. We believe we have the largest proprietary data set of miles driven, driving behavior and associated claims experience in the market. This data advantage, matching driving performance to actual claims, provides proprietary insight around accident causality, which enables us to uniquely segment risk, make smarter pricing decisions and grow our business rapidly and deliberately.
•Root Customer Experience. Our mobile-first customer experience is designed to make insurance simple. Our customers can on-board through their mobile phone in as little as 47 seconds, without touching their keyboard. Customers start by simply scanning their license in our app, answering a few questions and taking their phone with them while they drive for two to four weeks, or the test drive—with no additional hardware or dongle required. Our customers can manage policy adjustments digitally, including through intelligent chat functions. In the event of an accident, claims can be adjudicated digitally, with many repairable claims resolved and paid within 24 hours. Our customer experience is validated by our first-term retention rate of 84%, excluding policies that do not make it through the underwriting period and rescissions.
•Full-Stack Insurance Structure. We are a full-stack insurance carrier which affords us complete autonomy with regards to the capabilities and features differentiating our product as well as our pace of innovation. We own and control nearly every aspect of policy design, origination, underwriting, claims and back-end processing, which enables us to iterate constantly and move quickly devoid of major third-party dependencies and inefficiencies. Additionally, we have the flexibility to adjust our use of reinsurance in response to market conditions, optimizing to a “capital-light” business model. We are licensed in 36 states, of which we are currently active in 30 states, and our goal is to be licensed in all 50 states by early 2021.
Our core data capabilities underpin a business model characterized by an incredibly powerful—and accelerating—flywheel. The data we collect feeds proprietary risk scoring models that assist us in identifying what we believe to be the riskiest 10 - 15% of drivers on the road, a group we have elected not to quote thus avoiding a risk segment that is up to two times more likely to get in an accident than our average targeted customer. Instead, we strive to quote the remaining population fairly, often at a lower price than competitors, and build a more attractive book of business that then contributes even more data to our flywheel. Meanwhile we believe that traditional auto insurance companies who continue to use pooled-risk underwriting without broad implementation of telematics will be less competitive for lower-risk drivers allowing us to continue acquiring and converting this customer segment and winning market share, while leaving higher-risk drivers with competitors.
Growth is the key to unlocking the power of our total addressable opportunity. We believe the first player to reach scale with innovative data and machine-learning technology will have a profound risk segmentation and cost advantage, disproportionately taking market share. Competitors would face significant challenges to injecting an approach similar to ours into a traditional insurance model, absent a ground-up technology rebuild and years of data collection. This is the essence of the structural moat that we believe has enabled us to become a leader in this race for data-driven scale in the insurance industry.
We also have a distribution advantage as customer preferences continue migrating to direct channels, in particular mobile, where we acquire over 75% of our customers. We execute a combination of targeted digital marketing with companies such as Facebook and Google and an incredibly efficient, API- enabled partnership channel with deep integrations into captive audiences. Within digital marketing we use data science models to dynamically bid on the basis of expected lifetime value. Over time we believe the ongoing data we accumulate through growth will fuel a pricing advantage for target customers, driving improved conversion and a cost of acquisition advantage in all channels.
Our model is different from that of a traditional insurance company. We are high growth with a tangible distribution and cost-to-serve advantage. Our claims management expenses, as represented by our loss adjustment expense, or LAE, are in line with peers within only two years of bringing claims management in-house and we have room to improve as we further embed machine learning into our processes. We are realizing operating efficiencies as we scale against our fixed expense base. Our customer relationships are extending as retention grows and the cross-sell of homeowners and renters insurance accelerates. Finally, we have a “capital-light” capital management strategy that prioritizes growth, sources efficient capital to support customer acquisition costs and utilizes risk mitigation tools to reduce exposure to tail events.

Over time we expect that our book of business will naturally mature as renewal premiums outweigh new premiums, driving profitability. Renewal premiums are characterized by lower loss ratios, and our accident period renewal loss ratio was 16-percentage points lower than our new business accident year loss ratio for the trailing 12- month period ended June 30, 2020. As our renewal premium base expands from 47% as of June 30, 2020 to align over time with an industry average of approximately 80%, we expect our direct loss ratios will fall sharply as will our marketing costs as a percent of total premium.
Our direct written premiums, or DWP, grew from $106.4 million in 2018 to $451.1 million in 2019. For the six months ended June 30, 2020, our DWP was $306.5 million. Our revenue was $43.3 million and $290.2 million in 2018 and 2019, respectively, and our net losses were $69.1 million and $282.4 million, respectively. For the six months ended June 30, 2020, our revenue was $245.4 million and our net loss was $144.5 million. See the section titled “Management's Discussion and Analysis of Financial Condition and Results of Operations — Components of Our Results of Operations”.
Our Industry
Insurance is one of the oldest and largest markets in the world, touching every corner of the world and protecting our most important assets. Global P&C insurance premiums amount to $2 trillion annually.
Our primary addressable market today is U.S. personal lines insurance. This market exceeded $370 billion in 2019 premiums and has grown at a 5% compound annual growth rate, or CAGR, since 2014.
Over the past century, there have been only a few waves of innovative disruption within insurance. Perhaps the most disruptive was the advent of the internet as a distribution channel in the late 1990s which redefined the personal auto insurance market. We believe the rise of digital distribution is the primary driver of the $50 billion market share shift that has accrued to direct models over the last 20 years.
We believe the next technology-driven structural shift is underway—and this time the shift is not just distribution-related but a holistic change in the way insurance is priced and delivered.
•The way insurance is priced. The opportunity to price customer protection based on individual behavior rather than demographics has been advanced by mobile engagement and advanced data science, including machine learning. We strongly believe that in the future the vast majority of drivers on the road will have an insurance policy priced with telematics, with market leaders defined by their ability to translate data into actionable insights around underwriting and pricing. In this regard, we believe the market is on the verge of a tipping point for which industry incumbents are generally unprepared.
•The way insurance is delivered. Over the last decade billions of dollars have been spent by venture capitalists and incumbents alike on insurance innovation and technology, yet the insurance experience is essentially the same. The products offered by traditional insurers have not changed much. The majority of premiums remain distributed through agents with extensive forms and in-person interviews and not through digital or mobile channels. Almost every claim is labor intensive.
We believe innovation has been slow within the P&C insurance industry, in part, because legacy systems are difficult to build upon and nearly impossible to replace. Also impacting the pace of innovation is institutional friction, generated by, the cost and perceived risk of a requisite ground-up technology rebuild, disruption of carrier-agent relationships and the business model implications of replacing broad pool-based pricing. Our proprietary technology and business model allow us to avoid these pain points and aggressively pursue the opportunity to be at the forefront of this structural shift.
Why We Will Win
We believe we are best positioned to gain disproportionate market share during this disruptive evolution of the insurance industry based on the following:
•We are mobile first, today. Our ability to drive fair, behavioral pricing depends on mobile. Mobile affords us seamless engagement and transparent data exchange. We do not believe a scaled behavioral-based pricing model is possible without broad mobile engagement.
•Our customer value proposition is clear. Relating to the customer segments we target, we lead our competition in what we believe are the two most important factors in selecting an insurance provider— price and experience.
•We benefit from a powerful flywheel. Our data and technology-driven value proposition attracts more customers, producing more data and completing a flywheel that only strengthens our competitive advantages as it turns.
•Our technology gives us a head start. Individualized, behavior-based pricing is not easy. However, we have what we believe is the largest set of miles tracked with proprietary telematics and associated claims, providing what we believe to be a four-year head start and a critical first mover advantage.
These four ingredients—mobile engagement, a clear value proposition, a powerful flywheel and differentiated technology—underlie what we believe is a massive competitive advantage and a barrier to entry that is insurmountable without an investment of time, resources and expertise akin to what we have invested since our founding. The industry shift towards individual performance-based pricing has begun and we do not expect it will reverse course. According to Willis Towers Watson, 93% of Millennials are willing to share their driving data, citing the ability to control their premiums as among the most important factors; we are prepared to serve them.
Our Behavioral Data and Proprietary Telematics
Our data represents one of our most prominent competitive advantages because we can uniquely segment risk. Our technology platform collects vast amounts of data from disparate sources, including telematics and claims, and aggregates this data into an integrated set from which we derive proprietary insights about our customers’ driving performance, most importantly around the driving behavior that causes claims. By using telematics, we put our customer in control of their premiums from the start.
Why Telematics Matters
Our telematics process begins with data collection, which is then synthesized into a proprietary usage-based insurance, or UBI, score, an underwriting variable that we believe is the most powerful among the variables currently used across the industry. A UBI score consists of an ensemble of modeled variables that are influential in determining both underwriting eligibility and pricing.
While there are competing companies that collect data, synthesize behavioral scores, and price risk, we believe we are the only company performing all three functions. This is particularly important as the entire process benefits from fast-paced structural iterations, such as enhancing data collection mechanisms immediately upon observing a statistical trend.

Telematics is the Root of our Data Advantage
Telematics is the foundation of our data advantage and risk segmentation capabilities for the following reasons:
•Massive data set. The Root app analyzes thousands of driving variables and is capable of collecting many data points per second through the driver’s mobile device. We have collected data from over 10 billion miles and hundreds of thousands of claims.
•Predictive power. We believe driving behavior is the most powerful predictor of losses, and we measure this through telematics. Over time we hope to remove all correlation variables from our pricing model in favor of a purely behavior-based approach, beginning with our initiative announced in August 2020 to remove credit scores from underwriting.
•Foundation of our flywheel. Our behavioral data allows us to further refine prices, typically offering our targeted customers quotes below those offered by our competitors, which drives conversion, drawing more customers and providing more data to our platform.
•Manage loss ratios. Effectively harnessed, telematics-based pricing models are far more accurate than models built on traditional, demographic-based underwriting variables, enabling us to segment risk and deliver lower loss ratios which we can share with our customers in the form of better prices.
Integrating Telematics with Claims
The hallmark of our data advantage is our integrated set of actual claims and associated proprietary telematics, which we believe to be the largest in the market, driving a UBI score that we believe is ten times more predictive than a leading third-party provider. We match miles tracked, on an individual basis, with actual claims and identify a set of driving performance factors that cause, or on a relative basis are more likely to cause, accidents. For example, hard braking very often flags a near miss, an accident that almost happened. We have observed over time that drivers who report claims have typically applied hard braking at a greater frequency than drivers with a limited or no claims history. This integrated data set drives a UBI score that is almost ten times more predictive than a leading third-party provider, according to Milliman, Inc., an independent third-party actuarial and consulting firm.
How our Capabilities Have Evolved
We launched our insurance in 2016 with UBI scoring performed by a regulator-approved third-party telematics provider while we simultaneously built our own proprietary telematics solution. The third-party base case of predictive power underperformed our expectations but provided a reference point from which we measure our own scoring solution that now extends to the third generation of our UBI score, Root UBI 3.14. Each generation has represented a step change in predictive accuracy:
•Root UBI 1.0. Built in 2016 and leveraging 100,000 trips and over 2 million miles, but without explicit claims integration. With GPS-only input data, Root UBI 1.0 had four times the predictive power than did our original third-party solution
•Root UBI 2.0. Built in 2018 and leveraging 50 million trips, 700 million miles and 3,000 claims. This capability improved upon motion input, such as hard braking, by leveraging accelerometers and gyroscopes.
•Root UBI 3.14. Built in 2020, our latest generation delivers ten times the predictive power versus our original third-party solution, leveraging over 10 billion miles driven and hundreds of thousands of claims. This generation of our Root UBI model has been validated by Milliman, Inc. by evaluating the reduction in mean-squared error of predicted loss ratios, a measurement of the quality of a predictive model across an entire distribution.
It took us over two and a half years to graduate from our first generation (Root UBI 1.0) to our second generation (Root UBI 2.0) capability. Our most recent graduation, from Root UBI 2.0 to Root UBI 3.14 took less than two years and extended our predictive power to ten times our original third-party solution, illustrating the power of our flywheel. As we acquire more customers, aggregate more data and test and add new variables, the pace of improvement in our predictive power capabilities accelerates.
Root Customer Experience
We meet our customers where they are, on their mobile phone, with a user-friendly interface and convenient, efficient experience. This is the mantra that drives our mobile-first engagement strategy and underpins both our user experience and our fundamental business model, notably around data.
Engaging our customers and prospective customers directly through the mobile device gives us access to an underutilized distribution channel, mobile, through which many incumbents have historically had difficulty profitably acquiring customers. Through our hyper-targeted, data-driven and ever-improving performance marketing capabilities, we have been able to acquire customers for below the average cost of doing so through each of the direct and agent-based channels.
A primary reason the mobile channel works for us is that we make it easy from the beginning. App installation and initial engagement is intuitive and customers can easily identify the coverage they need in everyday language, including offering bundling options which clearly lay out associated cost savings.
Mobile devices are also the foundation for collecting telematics data from our customers. Sophisticated technologies such as accelerometers and gyroscopes, originally designed to support gaming functionality on mobile devices, can extract rich sensory data, allowing us to analyze driving behavior in ways not previously possible and to thereby customize pricing.
Our mobile engagement extends across the customer experience and value chain:
Full-Stack Insurance Structure
We are a full-stack insurance carrier. In substance this means we have the infrastructure to design products, and distribute, underwrite, administer and pay claims on all of our policies. In practice this means we own and control an end-to-end insurance experience and have near complete operating autonomy, subject to regulation, to grow our business.

Our full-stack carrier model supported by proprietary technology leaves us virtually unencumbered by third parties across the value chain, provides complete design and feature discretion and frees us to innovate and iterate far faster, we believe, than any of our major competitors. We view this flexibility as absolutely critical to introducing new capabilities, reinforcing customer centricity and driving growth.
In addition to our full-stack structure, we also have a captive insurance agency, Root Insurance Agency, LLC, or RIA. RIA is structured to allow us to offer new products to our customers without developing underwriting capabilities or retaining risk on our balance sheet, which facilitates our “capital-light” model.
Our Powerful Flywheel
As with many data-enabled businesses, we benefit from a flywheel in that additional data allows us to do our job better and fuels growth. However, in contrast to many other flywheels where growth-generates-data-generates- growth, we believe our flywheel is more powerful in that increased data generates targeted growth and increases the lifetime value of our customers.
Our proprietary UBI scoring models calculate individualized risk-based on our unique analytical capabilities, notably our proprietary data set of miles driven, driving behavior and associated claims experience which we believe is the only such integrated capability in the market.
The data science behind UBI scoring tells us that the riskiest 10 - 15% of drivers are up to two times more likely to get in an accident than our average targeted customer. We act upon this observation in two ways. First, we do not quote this high-risk segment of potential customers. Second, because we are not burdened by the elevated risk and potential losses of this narrow segment, we can offer the most competitive prices for our targeted customers.
The pooled-risk pricing strategy employed by the majority of incumbents takes a more uniform view of risk absent the capability to segment on an individualized basis. First, incumbents generally do not have the technology and infrastructure to collect and synthesize an integrated set of proprietary telematics and claims data. Second, introducing individualized telematics-based pricing across an existing portfolio constructed without telematics would have enormous profitability implications as lower-risk drivers would be re-rated to a meaningful discount, reducing profits, and high-risk drivers would be surcharged, which could result in reduced retention.
Through telematics, we are better able to identify low risk drivers and we are therefore able to offer such drivers competitive prices based on this risk, giving us an advantage in acquiring new customers as compared to traditional insurance carriers, winning share from our competitors and growing our business. As we bring more targeted customers onto our platform, we accumulate more data, retraining our models, improving our UBI score and reinforcing our competitive advantages.

Our granular risk segmentation yields strong conversion of customers whose behavioral data indicates lower risk than a market-standard demographic rating alone. However, when a competitor prices a driver based on traditional underwriting variables, for certain risk segments our price will not be the lowest and we will not convert that potential customer. We view this outcome as mispriced risk accruing to a competitor’s balance sheet. As our flywheel turns and more mispriced risk converts with our competitors, our competitors are put in a position of having to broadly raise prices to meet profit expectations, improving our conversion.
Our Growth Strategy
We are focused on the following growth strategies to continue penetrating the $266 billion auto insurance market and ultimately the $2 trillion global personal lines market over time:
•Execute the Auto Opportunity
◦Better, fairer pricing. We will never stop working to improve our ability to segment risk by increasing the influence of behavioral factors in our underwriting and pricing models. Over time we hope that we can replace all correlation-related inputs to our pricing model, such as credit scores, with a fully behavioral pricing model.
◦Grow national auto insurance presence. We will continue to aggressively invest in domestic growth by becoming active in more states while creating brand awareness through a national marketing campaign.
◦Enhance marketing efficiency. We will continue to enhance the efficiency of our marketing spend through better data science and dynamic targeting in our digital channel, as well as greater investment in channel media and expansion of our partnership channel.
•Accelerate Insurance Product Innovation
◦Strengthen value proposition and business model through cross-sell. We will continue expanding our homeowners and renters insurance footprint.
•Pursue Enterprise and International Expansion
◦Invest in enterprise. We have developed a distinct enterprise offering leveraging our existing technology and capabilities. In March 2020, we launched our first set of enterprise technology products to provide telematics-based data collection and trip tracking and today we have agreements with multiple clients. We will continue investing in and growing this product offering to create a distinct and scalable software-as-a-service recurring revenue stream absent risk retention.
◦Pursue International. We will look to expand into the international market, both as a consumer-facing insurer in certain markets and through enterprise software in other markets, enabling select insurance companies with mobile telematics data collection and scoring capabilities.
We may selectively pursue acquisitions to accelerate any of our growth objectives or to improve our competitive positioning within existing and new products.
Capital Management
We operate a “capital-light” business model and utilize a variety of reinsurance structures to maximize returns on shareholder capital. Our capital management objectives include:
1.Top-Line Growth Without a Commensurate Increase in Regulatory Capital Requirements. We utilize a variety of reinsurance solutions, quota share in particular, to manage our net retained premium base within our U.S. statutory entity, Root Insurance Company. This enables us to pursue our top-line growth potential, but manage capital requirements to a more tolerable level as we hold minimal incremental capital against premium that we cede to our reinsurance partners. Net of third-party reinsurance, over the long term we expect this structure to enable us to write at least four dollars of net retained premium for each one dollar of capital held across Root Insurance Company and our wholly-owned, Cayman Islands-based captive reinsurer, Root Re. While our reinsurance activities cede a portion of the profit, we expect the net impact to be highly accretive to us on a return basis.
2.Support of Customer Acquisition Costs. When we enter into a quota share reinsurance agreement, it is only for a defined period of time that we share profits associated with our customer base. As we own the customer relationship, it is at our discretion what level of customer profit potential we seek to share via reinsurance arrangements. In exchange for ceded premium, our reinsurance partners provide significant expense relief via a ceding commission, which we use to help defray customer acquisition costs.
3.Protection from Outsized Losses or Tail Events. Auto insurance is a stable insurance product with consistent and predictable underwriting results. At the same time, as a growth company with a “capital-light” business model, we believe it is prudent to protect against large or unanticipated losses stemming from tail events. We utilize excess of loss protection, or XOL, coverage to mitigate such risk.
Risk Factors Summary
There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section titled “Risk Factors” following this prospectus summary. If any of these risks actually occur, our business, financial condition or results of operations would likely be materially and adversely affected. In such case, the trading price of our Class A common stock would likely decline, and you may lose all or part of your investment. These risks include, but are not limited to:
•We have a history of net losses and could continue to incur substantial net losses in the future.
•We may lose our existing customers or fail to acquire new customers.
•We may require additional capital to support business growth or to satisfy our regulatory capital and surplus requirements, and this capital might not be available on acceptable terms, if at all.
•The COVID-19 pandemic has caused disruption to our operations and may negatively impact our business, key metrics, and results of operations in numerous ways that remain unpredictable.
•Our future growth and profitability depend in part on our ability to successfully operate in an insurance industry that is highly competitive.
•We rely on telematics, mobile technology and our digital platform to collect data points that we evaluate in pricing and underwriting our insurance policies, managing claims and customer support, and improving business processes. To the extent regulators prohibit or restrict our collection or use of this data, our business could be harmed.
•We depend on search engines, social media platforms, digital app stores, content-based online advertising and other online sources to attract consumers to our website and our mobile app both rapidly and cost-effectively. If these third parties change their listings or increase their pricing, if our relationship with them deteriorates or terminates, or due to other factors beyond our control, we may be unable to attract new customers rapidly and cost-effectively, which would adversely affect our business and results of operations.
•Operating systems platforms and application stores controlled by third parties, such as Apple and Google, may change their terms of service or policies in a manner that increases our costs or impacts our ability to distribute our mobile app, collect data through it, and market our products.
•If we are unable to expand our product offerings, maintain the quality of our products and levels of customer service or continue technological innovation and improvements, our prospects for future growth may be materially adversely affected.
•Our expansion within the United States and any future international expansion strategy will subject us to additional costs and risks, and our plans may not be successful.

•Our technology platform may not operate properly or as we expect it to operate.
•We expect a number of factors to cause our results of operations to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.
•We are subject to a full scope examination by our primary state insurance regulator, which could result in adverse examination findings and necessitate remedial actions. We are currently undergoing, but have not completed, our five-year financial examination with the Ohio Department of Insurance, which includes a specific examination of our pricing and underwriting methodologies as well as our regulatory capital.
•Our exposure to loss activity and regulation may be greater in states where we currently have most of our customers: Texas, Georgia and Kentucky. Approximately 40.1% of our gross written premium for the six months ended June 30, 2020 originated from customers in Texas, Georgia and Kentucky.
•The insurance business, including the market for automobile, renters and homeowners insurance, is historically cyclical in nature, and we may experience periods with excess underwriting capacity and unfavorable premium rates, which could adversely affect our business.
•Reinsurance may be unavailable at current levels and prices, which may limit our ability to underwrite new policies. Furthermore, reinsurance subjects us to counterparty risk and may not be adequate to protect us against losses, which could have a material effect on our results of operations and financial condition.
•Reinsurance subjects us to risks of our reinsurers and may not be adequate to protect us against losses arising from ceded insurance, which could have a material effect on our results of operations and financial condition.
•The dual class structure of our common stock will have the effect of concentrating voting control with our executive officers, directors and their affiliates, which will limit your ability to influence the outcome of important transactions.
Corporate Information
WYNU, Inc. was incorporated under the laws of the state of Delaware in February 2015, and changed its name to IBOD Company, Inc. in March 2015 and to Root, Inc. in June 2018. We were incorporated under the laws of the State of Delaware in August 2019, under the name Root Stockholdings, Inc., and became the parent of Root, Inc. pursuant to a transaction in which all of the issued and outstanding capital stock of Root, Inc. was exchanged for shares of our Class B common stock and redeemable convertible preferred stock. Root, Inc. changed its name to Caret Holdings, Inc., and we changed our name to Root, Inc. in September 2020. Our principal executive offices are located at 80 E. Rich Street, Suite 500, Columbus, OH 43215. Our telephone number is (866) 980-9431. Our website address is https://joinroot.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.
The Root, Inc. design logo, the ROOT service mark, “Root, Inc.,” and our other registered or common law trademarks, service marks, or trade names appearing in this prospectus are the property of Root. Other trade names, trademarks and service marks used in this prospectus are the property of their respective owners.
Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:
•we are required to have only two years of audited financial statements and only two years of related selected financial data and Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•we are exempt from the requirement that critical audit matters be discussed in our independent auditor's reports on our audited financial statements or any other requirements that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB, unless the SEC determines that the application of such requirements to emerging growth companies is in the public interest;
•we are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;
•we are exempt from the “say on pay,” “say on frequency,” and “say on golden parachute” advisory vote requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act; and
•we are exempt from certain disclosure requirements of the Dodd-Frank Act relating to compensation of our executive officers and are permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Securities Exchange Act of 1934, as amended, or the Exchange Act.
We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or (iii) the date on which we are deemed to be a “large accelerated filer,” which will occur as of the end of any fiscal year in which we (x) have an aggregate market value of our Class A common stock held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) have been required to file annual and quarterly reports under the Exchange Act, for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act.
Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our Class A common stock less attractive as a result, which may result in a less active trading market for our Class A common stock and higher volatility in our stock price
For risks related to our status as an emerging growth company, see the section titled “Risk Factors — Risks Related to this Offering and Ownership of Our Class A Common Stock”.

THE OFFERING

Class A common stock offered by us	shares

Class A common stock to be outstanding after this offering	shares

Class B common stock to be outstanding after this offering	shares

Total Class A common stock and Class B common stock to be outstanding after this offering	shares

Underwriters’ option to purchase additional shares of Class A common stock	shares

Voting rights	We will have two classes of common stock: Class A common stock and Class B common stock. Class A common stock is entitled to one vote per share and Class B common stock is entitled to ten votes per share.
Holders of Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation that will be in effect upon the completion of this offering. The holders of our outstanding Class B common stock will hold approximately % of the voting power of our outstanding shares following this offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Stockholders” and “Description of Capital Stock” for additional information.

Concentration of ownership	Once this offering is completed, the holders of our outstanding Class B common stock will beneficially own approximately % of our outstanding shares and control approximately % of the voting power of our outstanding shares and our executive officers, directors and stockholders holding more than 5% of our outstanding shares, together with their affiliates, will beneficially own, in the aggregate, approximately % of our outstanding shares and control approximately % of the voting power of our outstanding shares.

Use of proceeds
We estimate that our net proceeds from the sale of our Class A common stock that we are offering will be approximately $            million (or approximately $         million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $      per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.
The principal purposes of this offering are to increase our capitalization and financial flexibility, and create a public market for our Class A common stock. We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds for acquisitions and/or strategic investments in complementary businesses, products, services or technologies, although we do not currently have any plans or commitments for any such acquisitions or investments. See the section titled “Use of Proceeds” for additional information.

Proposed trading symbol	“ ”
The number of shares of our Class A common stock and Class B common stock that will be outstanding after this offering is based on no shares of Class A common stock and             shares of our Class B common stock outstanding as of June 30, 2020, and excludes:
•      shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of June 30, 2020, with a weighted-average exercise price of $       per share;
•      shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock granted after June 30, 2020, with a weighted-average exercise price of $       per share;
•       shares of our Class B common stock subject to restricted stock units, or RSUs, outstanding, but for which the time-based vesting condition was not satisfied as of June 30, 2020;
•      shares of our Class A common stock reserved for future issuance under our 2020 Equity Incentive Plan, or the 2020 Plan, plus a number of shares of Class A common stock not to exceed shares (consisting of the number of shares that remain available under our Amended and Restated 2015 Plan, or the 2015 Plan, as of immediately prior to the effective date of the 2020 Plan and any shares underlying options outstanding under the 2015 Plan that expire or otherwise terminate prior to exercise after the effective date of the 2020 Plan), as well as any future increases, including annual automatic evergreen increases, in the number of shares of Class A common stock reserved for issuance under our 2020 Plan; and
•      shares of our Class B common stock issuable upon exercise of outstanding warrants to purchase Class B common stock as of June 30, 2020, with a weighted-average exercise price of $      per share (excluding shares to be issued upon the automatic net exercise of a warrant in connection with the completion of this offering discussed in detail below).
Unless otherwise indicated, the information in this prospectus assumes:
•an initial public offering price of $      per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus;

•the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;
•the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into            shares of our Class B common stock immediately prior to the completion of this offering;
•no exercise of the outstanding options or warrants described above;
•the automatic net exercise of an outstanding warrant to purchase 2,778,608 shares of our Class B common stock with an exercise price of $0.0001 per share, resulting in the issuance of                shares of our Class B common stock; and
•no exercise of the underwriters’ option to purchase additional shares of Class A common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables summarize our consolidated financial and operating data. The summary consolidated statements of operations and comprehensive loss data for the years ended December 31, 2018 and 2019 and the summary consolidated balance sheet data as of December 31, 2019, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of operations and comprehensive loss data for the six months ended June 30, 2019 and 2020, and the consolidated balance sheet data as of June 30, 2020, from our unaudited condensed consolidated financial statements included elsewhere in this prospectus.
You should read the following summary consolidated financial and operating data together with the sections titled “Selected Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The summary consolidated financial and operating data in this section are not intended to replace our audited consolidated financial statements and the related notes and are qualified in their entirety by our audited consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results for the six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the full fiscal year or any other period.

	Years Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in millions, except per share data)
Consolidated Statements of Operations and Comprehensive Loss:
Net premiums earned	$40.2	$275.3	$98.6	$233.5
Net investment income	1.2	5.2	1.7	3.2
Net realized gains on investments	—	—	—	0.1
Fee income	1.9	9.7	3.8	8.6
Total revenue	$43.3	$290.2	$104.1	$245.4
Operating expenses:
Loss and loss adjustment expenses	43.5	321.4	109.6	227.2
Sales and marketing	40.3	109.6	39.2	53.2
Other insurance expense	10.2	52.3	18.9	26.6
Technology and development	8.2	24.0	8.4	27.3
General and administrative	9.3	43.0	22.4	42.2
Total operating expenses	111.5	550.3	198.5	376.5
Interest expense	0.9	22.3	2.6	13.4
Loss before income tax expense	(69.1)	(282.4)	(97.0)	(144.5)
Income tax expense	—	—	—	—
Net loss	(69.1)	(282.4)	(97.0)	(144.5)
Other comprehensive income:
Changes in unrealized gain on investments	—	0.6	0.7	4.9
Comprehensive loss	$(69.1)	$(281.8)	$(96.3)	$(139.6)
Loss per common share: basic and diluted	$(2.73)	$(8.33)	$(3.04)	$(3.74)
Weighted-average common shares outstanding: basic and diluted	25.3	33.9	31.9	38.6
Pro forma net loss per share: basic and diluted (unaudited)		(1.54)		(0.71)
Pro forma weighted-average common shares outstanding: basic and diluted (unaudited)		182.9		204.7

	As of December 31, 2019	As of June 30, 2020
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(dollars in millions)
Consolidated Balance Sheet Data:
Total investments	$122.8	$222.4
Cash and cash equivalents	391.7	240.9
Restricted cash	24.9	1.0
Total assets	728.6	706.8
Total liabilities	542.2	611.7
Redeemable convertible preferred stock	560.4	—
Total stockholders’ (deficit) equity	(374.0)	95.1
______________
(1)The consolidated pro forma balance sheet data gives effect to (i) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock as of June 30, 2020 into           shares of Class B common stock immediately prior to the completion of this offering and (ii) the issuance of                    shares of our Class B common stock as a result of the automatic net exercise of a warrant to purchase 2,778,608 shares of our Class B common stock, based on an assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus.
(2)The pro forma as adjusted column gives effect to (i) the pro forma adjustments set forth in footnote (1) above and (ii) the sale of                    shares of our Class A common stock in this offering at the assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)Each $1.00 increase (decrease) in the assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, total assets and total stockholders’ (deficit) equity by approximately $          million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares of Class A common stock offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, total assets and total stockholders’ (deficit) equity by approximately $          million, assuming the assumed initial public offering price of $          per share remains the same, and after deducting estimated underwriting discounts and commissions. The pro forma and pro forma as adjusted information discussed above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing.

	Years Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(dollars in millions, except Premiums per Policy)
Key Performance Indicators:(1)
Policies in Force
Auto	111,736	281,310	220,536	334,327
Renters(2)	—	1,747	—	5,974
Premiums per Policy
Auto	$729	$904	$805	$909
Renters(2)	$—	$127	$—	$139
Premiums in Force
Auto	$162.9	$508.6	$355.1	$607.8
Renters(2)	$—	$0.2	$—	$0.8
Direct Written Premium	$106.4	$451.1	$187.9	$306.5
Direct Earned Premium	$61.4	$352.9	$133.4	$295.8
Gross Profit/(Loss)	$(10.4)	$(83.5)	$(24.4)	$(8.4)
Gross Margin	(24.0)%	(28.8)%	(23.4)%	(3.4)%
Adjusted Gross Profit/(Loss)(3)	$(0.2)	$(54.2)	$(12.8)	$7.4
Ratio of Adjusted Gross Profit/(Loss) to Total Revenue	(0.5)%	(18.7)%	(12.3)%	3.0%
Ratio of Adjusted Gross Profit/(Loss) to Direct Earned Premium	(0.3)%	(15.4)%	(9.6)%	2.5%
Direct Loss Ratio	93.6%	99.9%	96.4%	81.3%
Direct LAE Ratio	16.9%	12.0%	10.4%	9.5%
__________________
(1)See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Indicators” for information on how we define and calculate these key performance indicators.
(2)We began offering renters insurance policies in July 2019.
(3)See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Non-GAAP Financial Measures” for information regarding our use of Adjusted Gross Profit/(Loss), and its reconciliation to total revenue determined in accordance with generally accepted accounting principles in the United States, or GAAP.

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risks, together with all of the other information contained in this prospectus, before deciding to invest in our Class A common stock. Our business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks or uncertainties, as well as by risks or uncertainties not currently known to us, or that we do not currently believe are material. In that case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment.
Risks Related to Our Business
We have a history of net losses and could continue to incur substantial net losses in the future.
We have incurred net losses on an annual basis since our incorporation in 2015. We incurred net losses of $69.1 million and $282.4 million for the years ended December 31, 2018 and 2019, respectively, and a net loss of $144.5 million for the six months ended June 30, 2020. We had an accumulated loss of $385.0 million and $529.5 million as of December 31, 2019 and June 30, 2020, respectively.
The principal driver of our losses to date is our loss ratios associated with accidents by our customers. Establishing adequate premium rates is necessary, together with investment income, if any, to generate sufficient revenue to offset losses, loss adjustments expenses, or LAE, and other costs. If we do not accurately assess the risks that we underwrite, the premiums that we charge may not be adequate to cover our losses and expenses, which would adversely affect our results of operations and our profitability. Moreover, as we continue to invest in our business, we expect expenses to continue to increase in the near term. Such expenses may occur in the areas of telematics, digital marketing, brand advertising, consumer-facing technologies, core insurance operations services and lines of insurance not presently offered by Root. These investments may not result in increased revenue or growth in our business. If we fail to manage our losses or to grow our revenue sufficiently to keep pace with our investments and other expenses, our business will be seriously harmed.
In addition, we will incur additional expenses to support our growth, and we will continue to incur significant expenses in connection with the repayment of the outstanding principal and accrued interest on our credit facilities, under which we had approximately $186.5 million of borrowings outstanding as of June 30, 2020. As a public company, we will also incur significant legal, accounting and other expenses that we did not incur as a private company. We may encounter unforeseen or unpredictable factors, including unforeseen operating expenses, complications or delays, which may also result in increased costs. Further, it is difficult to predict the size and growth rate of our market or demand for our services and success of current or potential future competitors. As a result, we may not achieve or maintain profitability in future periods.
We may lose existing customers or fail to acquire new customers.
We believe that growth of our business and revenue depends upon our ability to continue to grow our business in the geographic markets that we currently serve by retaining our existing customers and adding new customers in our current as well as new geographic markets. Expanding into new geographic markets takes time, requires us to navigate and comply with extensive regulations and may occur more slowly than we expect or than it has occurred in the past. If we lose customers, our value will diminish. In particular, while loss performance has improved over time as more customers renew their policies and remain policyholders for longer, a future loss of customers could lead to higher loss ratios or loss ratios that cease to decline, which would adversely impact our profitability. If we fail to remain competitive on customer experience, pricing, and insurance coverage options, our ability to grow our business may also be adversely affected. In addition, we may fail to accurately predict risk segmentation of new customers or potential customers, which could also reduce our profitability.
While a key part of our business strategy is to retain and add customers in our existing markets, we also intend to expand our operations into new markets. In doing so, we may incur losses or otherwise fail to enter new markets successfully. Our expansion into new markets may place us in unfamiliar competitive environments and involve various risks, including competition, government regulation, the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years or at all.

There are many factors that could negatively affect our ability to grow our customer base, including if:
•we lose customers to new market entrants and/or existing competitors;
•we do not obtain regulatory approvals necessary for expansion into new markets or in relation to our products (such as underwriting and rating requirements);
•we fail to effectively use search engines, social media platforms, digital app stores, content-based online advertising, and other online sources for generating traffic to our website and our mobile app;
•our digital platform experiences disruptions;
•we suffer reputational harm to our brand including from negative publicity, whether accurate or inaccurate;
•we fail to expand geographically;
•we fail to offer new and competitive products, to provide effective updates to our existing products or to keep pace with technological improvements in our industry;
•customers have difficulty installing, updating or otherwise accessing our app or website on mobile devices or web browsers as a result of actions by us or third parties;
•customers are unable or unwilling to adopt or embrace new technology;
•the perception emerges that purchasing insurance products online is not as effective as purchasing those products through traditional offline methods;
•technical or other problems frustrate the customer experience, particularly if those problems prevent us from generating quotes or paying claims in a fast and reliable manner; or
•we are unable to address customer concerns regarding the content, privacy, and security of our digital platform.
Our inability to overcome these challenges could impair our ability to attract new customers and retain existing customers, and could have a material adverse effect on our business, operating results and financial condition.
We may require additional capital to support business growth or to satisfy our regulatory capital and surplus requirements, and this capital might not be available on acceptable terms, if at all.
We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features and products or enhance our existing products and services, satisfy our regulatory capital and surplus requirements, cover losses, improve our operating infrastructure or acquire complementary businesses and technologies. Many factors will affect our capital needs as well as their amount and timing, including our growth and profitability, regulatory requirements, market disruptions and other developments. If our present capital and surplus (including the net proceeds from this offering) is insufficient to meet our current or future operating requirements, including regulatory capital and surplus requirements, or to cover losses, we may need to raise additional funds through financings or curtail our growth. We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans and operating performance, as well as the condition of the capital markets at the time we seek financing. We cannot be certain that additional financing will be available to us on favorable terms, or at all.
If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of Class A common stock. As an insurance company, we are subject to extensive laws and regulations in every jurisdiction in which we conduct business, and any such issuances of equity or convertible debt securities to secure additional funds may be impeded by regulatory approvals or requirements imposed by such regulatory authorities if such issuances were deemed to result in a person acquiring “control” of our company under applicable insurance laws and regulations. Such regulatory requirements may require potential investors to disclose their organizational structure and detailed financial statements as well as require managing partners, directors and/or senior officers submit biographical affidavits which may deter funds from investing in our company. Moreover, any debt financing, in addition to our outstanding credit facilities, that we secure in the future could subject us to restrictive covenants relating to our capital raising activities, our ability to make certain types of investments or payments, and other financial and operational matters, which may increase our difficulty to obtain additional capital or to pursue business opportunities, including new product offerings and potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired, and our business, revenue, results of operations and financial condition may be materially harmed.
Further, we are restricted by covenants in our credit agreements. These covenants restrict, among other things, our ability to incur additional debt without lender consent or grant liens over our assets, which may limit our ability to obtain additional funds.
The COVID-19 pandemic has caused disruption to our operations and may negatively impact our business, key metrics, and results of operations in numerous ways that remain unpredictable.
Our business has been and may continue to be impacted by the effects of the outbreak of the novel strain of coronavirus, or COVID-19, which was declared a global pandemic in March 2020. This pandemic and related measures taken to contain the spread of COVID-19, such as government-mandated business closures, orders to “shelter in place,” or SIPs, and travel and transportation restrictions, have negatively affected the U.S. and global economies, disrupted global supply chains, and led to unprecedented levels of unemployment. In the second quarter of 2020, our business was favorably impacted by the SIPs as our customers drove less and we had a resulting material decline in loss coverages during this quarter, which have now returned to pre-COVID-19 levels. Our business has also been impacted by certain state regulations related to COVID-19 relief efforts, including restrictions on the ability to cancel policies for non-payment, requiring deferral of insurance premium payments for up to 60 days and restrictions on increasing policy premiums. We continue to assess and update our business continuity plans in the context of this pandemic, including taking steps in an effort to help keep our employees healthy and safe. The spread of COVID-19 has caused us to modify our business practices (including employee travel, employee work locations in certain cases, and cancellation of physical participation in meetings, events, and conferences), and we expect to take further actions as may be required or recommended by government authorities or as we determine are in the best interests of our employees and customers. Furthermore, COVID-19 has impacted and may further impact the broader economies of affected countries, including negatively impacting economic growth, the proper functioning of financial and capital markets, foreign currency exchange rates, and interest rates. It is possible that the pandemic will cause an economic slowdown of potentially extended duration, as well as a global recession. This could result in an increase in costs associated with claims under our policies, as well as an increase in the number of customers experiencing difficulty paying premiums, any of which could have a material adverse effect on our business and results of operations. Furthermore, due to COVID-19’s negative impact on driving, regulators in many states are either mandating or requesting that auto insurance companies refund a portion of their premium to their policyholders to reflect the insurer’s decrease in projected loss exposure due to the virus. In 27 of the 30 states in which we operate, state insurance regulators have mandated or strongly suggested that insurers provide COVID-19-related consumer relief. These regulators have placed a moratorium on non-pay cancellations, providing consumers grace periods ranging from 30 days to 120 days in duration during which premium did not need to be paid in a timely fashion. These mandates and similar regulations or suggestions could negatively impact our ability to charge or increase premiums to adequately cover our losses.
Though we continue to monitor the COVID-19 pandemic closely, due to the speed with which it continues to develop, the global breadth of its spread, the range of governmental and community reactions thereto and the unknown timing or effectiveness of any vaccine or treatment, there is considerable uncertainty around its duration and ultimate impact. The impact of the pandemic may also exacerbate the other risks described in these Risk Factors, and additional impacts may arise that we are not currently aware of, any of which could have a material effect on us. In addition, if there is a future resurgence of COVID-19, these negative impacts on our business may be further exacerbated. As a result, the full extent of the impact of the pandemic on our overall financial and operating results, whether in the near or long term, cannot be reasonably estimated at this time.
Our future growth and profitability depend in part on our ability to successfully operate in an insurance industry that is highly competitive.
Many of our primary competitors have well-established national reputations and market similar products. Our competitors include large national insurance companies as well as up-and-coming companies in the insurtech industry. Several of these companies are larger than us and have significant competitive advantages, including better name recognition, higher financial ratings, greater resources, additional access to capital, and more types of insurance coverage to offer, such as health and life, than we currently do. Our business model and technology is also still nascent compared to the established business models of the well-established incumbents in the insurance market. In addition, the insurance industry consistently attracts well-capitalized new entrants to the market. Our future growth will depend in large part on our ability to grow our insurance business in which traditional insurance companies retain certain advantages. In particular, unlike us, many of these competitors offer consumers the ability to purchase multiple other types of insurance coverage and “bundle” them together into one policy and, in certain circumstances, include an umbrella liability policy for additional coverage at competitive prices. Moreover, we may in the future expand into new lines of business and offer additional products beyond automobile, renters and homeowners insurance, and as we do so, we could face intense competition from traditional insurance companies that are already established in such markets. These new insurance products could take months to be approved by regulatory authorities or may not be approved at all. We have invested in growth strategies by utilizing unique customer value propositions, differentiated product offerings and distinctive advertising campaigns. If we are unsuccessful through these strategies in generating new business, retaining a sufficient number of customers or retaining or acquiring key relationships, our ability to maintain or increase premiums written or the ability to sell our products could be adversely impacted. Because of the competitive nature of the insurance industry, there can be no assurance that we will continue to compete effectively within our industry, or that competitive pressures will not have a material effect on our business, results of operations or financial condition.
We rely on telematics, mobile technology and our digital platform to collect data points that we evaluate in pricing and underwriting our insurance policies, managing claims and customer support, and improving business processes. To the extent regulators prohibit or restrict our collection or use of this data, our business could be harmed.
We use telematics, mobile technology and our digital platform to collect data points that we evaluate in pricing and underwriting certain of our insurance policies, managing claims and customer support, and improving business processes. Our business model is dependent on our ability to collect driving behavior data and utilize telematics. If federal, state or international regulators were to determine that the type of data we collect, the process we use for collecting this data or how we use it unfairly discriminates against a protected class of people, regulators could move to prohibit or restrict our collection or use of this data. In addition, if legislation were to restrict our ability to collect driving behavior data, it could impair our capacity to underwrite insurance cost effectively, negatively impacting our revenue and earnings.
Due to Proposition 103 in California, we are currently limited in our ability to use telematics data beyond miles-driven to underwrite insurance, including data on how the car is driven. This has significantly hindered our ability to offer cost-competitive insurance policies in California and could impede our ability to offer insurance policies in other states if they were to pass similar laws or regulations.
Although there is currently limited federal and state legislation outside of California restricting our ability to collect driving behavior data, private organizations are implementing principles and guidelines to protect driver privacy. The Alliance of Automobile Manufacturers and Global Automakers established their Consumer Privacy Protection Principles to provide member automobile manufacturers with a framework with which to consider privacy and build privacy into their products and services while the National Automobile Dealers Association has partnered with the Future of Privacy Forum to produce consumer education guidelines that explain the kinds of information that may be collected by consumers’ cars, the guidelines that governs how it is collected and used, and the options consumers may have to protect their vehicle data. The Global Alliance for Vehicle Data Access is another organization that was formed to advocate for driver ownership of all vehicle data, particularly for insurance underwriting purposes. If federal or state legislators were to pass laws limiting our ability to collect driver data, particularly through driver’s smartphones, such legislation could have a material adverse effect on our business, financial condition or results of operations.
Some state regulators have expressed interest about the use of external data sources, algorithms and/or predictive models in insurance underwriting or rating. Specifically, regulators have raised questions about the potential for unfair discrimination and lack of transparency associated with the use of external consumer data. A determination by federal or state regulators that the data points we collect and the process we use for collecting this data unfairly discriminates against a protected class of people could subject us to fines and other sanctions, including, but not limited to, disciplinary action, revocation and suspension of licenses, and withdrawal of product forms. Any such event could, in turn, materially and adversely affect our business, financial condition, results of operations and prospects. Although we have implemented policies and procedures into our business operations that we feel are appropriately calibrated to our machine learning and automation-driven operations, these policies and procedures may prove inadequate to manage our use of this nascent technology, resulting in a greater likelihood of inadvertent legal or compliance failures.
In addition, the National Association of Insurance Commissioners, or NAIC, recently announced on July 23, 2020 the formation of a new Race and Insurance Special Committee, or the Special Committee. The Special Committee is tasked with analyzing the level of diversity and inclusion within the insurance sector, identifying current practices in the insurance industry that disadvantage minorities and making recommendations to increase diversity and inclusion within the insurance sector and address practices that disadvantage minorities. The Special Committee may look into strengthening the unfair discrimination laws, such as prohibiting the use of credit scores in the underwriting of auto insurance. Any new unfair discrimination legislation that would prohibit us from using data that we currently use or plan to use in the future to underwrite insurance could negatively impact our business.
Regulators may also require us to disclose the external data we use, algorithms and/or predictive matters prior to approving our underwriting models and rates. Such disclosures could put our intellectual property at risk.
Additionally, existing laws, such as the California Consumer Privacy Act, or the CCPA, future laws, and evolving attitudes about privacy protection may impair our ability to collect, use, and maintain data points of sufficient type or quantity to develop and train our algorithms. If such laws or regulations were enacted federally or in a large number of states in which we operate, it could impact the integrity and quality of our pricing and underwriting processes.
We depend on search engines, social media platforms, digital app stores, content-based online advertising and other online sources to attract consumers to our website and our mobile app both rapidly and cost-effectively. If these third parties change their listings or increase their pricing, if our relationship with them deteriorates or terminates, or due to other factors beyond our control, we may be unable to attract new customers rapidly and cost-effectively, which would adversely affect our business and results of operations.
Our success depends on our ability to attract consumers to our website and our mobile app and convert them into customers in a rapid and cost-effective manner. We depend in large part on search engines, social media platforms, digital app stores, content-based online advertising and other online sources for traffic to our website and our mobile app, which are material sources for new consumers.
With respect to search engines, we are included in search results as a result of both paid search listings, where we purchase specific search terms that result in the inclusion of our advertisement, and free search listings, which depend on algorithms used by search engines. For paid search listings, if one or more of the search engines or other online sources on which we rely for purchased listings modifies or terminates its relationship with us, our expenses could rise if we are required to pay a higher price for such listings or if the alternatives we find are more expensive, or we could lose consumers and traffic to our website could decrease, any of which could have a material adverse effect on our business, results of operations and financial condition. For free search listings, if search engines on which we rely for algorithmic listings modify their algorithms, our websites may appear less prominently or not at all in search results, which could result in reduced traffic to our websites, as a result of which we might attract fewer new customers.
Our ability to maintain or increase the number of consumers who purchase our products after being directed to our website or our mobile app from other digital platforms depends on many factors that are not within our control. Search engines, social media platforms and other online sources often revise their algorithms and introduce new advertising products. If one or more of the search engines or other online sources on which we rely for traffic to our website and our mobile app were to modify its general methodology for how it displays our advertisements or keyword search results, resulting in fewer consumers clicking through to our website and our mobile app, our business and operating results are likely to suffer. In addition, if our online display advertisements are no longer effective or are not able to reach certain consumers due to consumers’ use of ad-blocking software, our business and operating results could suffer.
Additionally, changes in regulations could limit the ability of search engines and social media platforms, including but not limited to Google and Facebook, to collect data from users and engage in targeted advertising, making them less effective in disseminating our advertisements to our target customers. For example, the proposed Designing Accounting Safeguards to Help Broaden Oversight and Regulations on Data, or DASHBOARD, Act would mandate annual disclosure to the SEC of the type and “aggregate value” of user data used by harvesting companies, such as Facebook, Google and Amazon, including how revenue is generated by user data and what measures are taken to protect the data. If the costs of advertising on search engines and social media platforms increase, we may incur additional marketing expenses or be required to allocate a larger portion of our marketing spend to other channels and our business and operating results could be adversely affected. Similarly, changes to regulations applicable to the insurance brokerage and distribution business may limit our ability to rely on key distribution platforms, such as the Root API, if the third-party distribution platforms are unable to continue to distribute our insurance products without an insurance producer license pursuant to applicable insurance law and regulations.
The marketing of our insurance products depends on our ability to cultivate and maintain cost-effective and otherwise satisfactory relationships with digital app stores, in particular, those operated by Google and Apple. As we grow, we may struggle to maintain cost-effective marketing strategies, and our customer acquisition costs could rise substantially. Furthermore, because many of our customers access our insurance products through a mobile app, we depend on the Apple App Store and the Google Play Store to distribute our mobile app.
Operating system platforms and application stores controlled by third parties, such as Apple and Google, may change their terms of service or policies in a manner that increases our costs or impacts our ability to distribute our mobile app, collect data through it, and market our products.
We are subject to the terms of service and policies governing the operating system platforms on which our mobile app runs and the application stores through which we distribute our mobile app, such as those operated by Apple and Google. These terms of service and policies govern the distribution, operation and promotion of applications on such platforms and stores. These platforms and stores have broad discretion to change and interpret their terms of service and policies in a manner that adversely affects our business. For example, an operating system platform or application store may increase fees associated with access to it, restrict the collection of data through mobile apps that run on those platforms, restrict how that data is used and shared, and limit how mobile app publishers advertise online.
We rely on telematics to collect data points from customers’ smartphones through our mobile app, which we evaluate in pricing and underwriting certain of our insurance policies, managing claims and customer support, and improving business processes. Limitations on our ability to collect, use or share telematics and other data derived from customer activities on smartphones, as well as new technologies that block our ability to collect, use or share such data, could significantly diminish the value of our platform and have an adverse effect on our ability to generate revenue.
Limitations or blockages on our ability to collect, use or share data derived from use of our mobile app may also restrict our ability to analyze such data to facilitate our product improvement, research and development and advertising activities. For example, in June 2020, Apple announced plans to require applications using its mobile operating systems to obtain an end-user’s permission to track them or access their device’s advertising identifier for advertising and advertising measurement purposes, as well as other restrictions that could adversely affect our business.
If we were to violate, or be perceived to have violated, the terms of service or policies of an operating system platform or application store, the provider may limit or block our access to it. It is possible that an operating system platform or application store might limit, eliminate or otherwise interfere with the distribution of our mobile app, the features we provide and the manner in which we market our mobile app, or give preferential treatment on their platforms or stores to a competitor. To the extent either or both of them do so, our business, results of operations and financial condition could be adversely affected.
Furthermore, one of the factors we use to evaluate our customer satisfaction and market position is our Apple App Store ratings. This rating, however, may not be a reliable indicator of our customer satisfaction relative to other companies who are rated on the Apple App Store since, to date, we have received a fraction of the number of reviews of some of the companies we benchmark against, and thus our number of positive reviews may not be as meaningful.
If we are unable to expand our product offerings, maintain the quality of our products and levels of customer service or continue technological innovation and improvements, our prospects for future growth may be materially adversely affected.
Our ability to attract and retain customers depends, in part, on our ability to successfully expand our product offerings. For example, we introduced our renters insurance product offering in July 2019 and our homeowners’ insurance product offering in May 2020. Our success in the automobile insurance market depends on our deep understanding of this industry. To penetrate new vertical markets, we will need to develop a deep understanding of those new markets and the associated business challenges faced by participants in them. Developing this level of understanding may require substantial investments of time and resources, and we may not be successful. In addition to the need for substantial resources, insurance regulation could limit our ability to introduce new product offerings. These new insurance products could take months to be approved by regulatory authorities, or may not be approved at all. If we fail to penetrate new vertical markets successfully, our revenue may grow at a slower rate than we anticipate, and our business, results of operations and financial condition could be materially adversely affected. In addition, our decision to expand our insurance product offerings beyond the automobile, renters and homeowners insurance markets would subject us to additional regulatory requirements specific to those insurance products, which, in turn, could require us to incur additional costs or devote additional resources to compliance.
Furthermore, if we are unable to continue to provide high levels of customer service, our reputation as well as our future growth could be materially adversely affected. We must also maintain the quality of our product offerings by continuing to innovate and improve on our technology in order to continue future growth and successfully compete with other companies that are currently in, or may enter, the insurance space, or our reputation and future growth could be materially adversely affected.
Our expansion within the United States and any future international expansion strategy will subject us to additional costs and risks, and our plans may not be successful.
Our success depends in significant part on our ability to expand into additional markets in the United States and abroad. We are currently licensed in 36 states of the United States and operate in 30 of those states. We plan to have a presence in all 50 states in the near term, but cannot guarantee that we will be able to provide nationwide coverage on that timeline or at all. Moreover, one or more states could revoke our license to operate, or implement additional regulatory hurdles that could preclude or inhibit our ability to obtain or maintain our license in such states. We have applied for licenses in ten states that have not been approved or were withdrawn. Root Insurance Company has one pending certificate of authority application with the Massachusetts Division of Insurance and has not had a license application denied by any insurance regulators. Generally, regulators in states in which our applications were withdrawn preferred that Root Insurance Company seek approval at such time that we demonstrated an underwriting profit and/or willingness to commit to a risk-based capital position greater than what has been required by the Ohio

Department of Insurance. In addition to growing our domestic business, we may also seek to expand outside of the United States. If we are successful in our efforts to expand abroad, operating outside of the United States may require significant management attention to oversee operations over a broad geographic area with varying cultural norms and customs, in addition to placing strain on our finance, analytics, compliance, legal, engineering, and operations teams.
As we seek to expand in the United States and abroad, we may incur significant operating expenses, although our expansion may not be successful for a variety of reasons, including because of:
•barriers to obtaining the required government approvals, licenses or other authorizations;
•failures in identifying and entering into joint ventures with strategic partners, both domestically and internationally, or entering into joint ventures that do not produce the desired results;
•challenges in, and the cost of, complying with various laws and regulatory standards, including with respect to the insurance business and insurance distribution, capital and outsourcing requirements, data privacy, tax and local regulatory restrictions;
•difficulty in recruiting and retaining licensed, talented and capable employees in foreign countries;
•competition from local incumbents that already own market share, better understand the local market, may market and operate more effectively and may enjoy greater local affinity or awareness;
•differing demand dynamics, which may make our product offerings less successful;
•currency exchange restrictions or costs and exchange rate fluctuations;
•our lack of experience in operating our business internationally;
•operating in jurisdictions that do not protect intellectual property rights to the same extent as the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate; and
•limitations on the repatriation and investment of funds as well as foreign currency exchange restrictions.
Expansion into new markets in the United States and abroad will also require additional investments by us both in marketing and with respect to securing applicable regulatory approvals. These incremental costs may result from hiring additional personnel, from engaging third-party service providers and from incurring other research and development costs. If we invest substantial time and resources to expand our operations while our revenues from those additional operations do not exceed the expense of establishing and maintaining them, or if we are unable to manage these risks effectively, our business, results of operations and financial condition could be adversely affected. In addition, international expansion may increase our risks in complying with various laws and standards, including with respect to anti-corruption, anti-bribery, anti-money laundering, export controls, and trade and economic sanctions.
If we fail to grow our geographic footprint or geographic growth occurs at a slower rate than expected, our business, results of operations and financial condition could be materially and adversely affected.
Our technology platform may not operate properly or as we expect it to operate.
We utilize our technology platform to gather customer data in order to determine whether or not to write and how to price our insurance products. Similarly, we use our technology platform to process many of our claims. Our technology platform is expensive and complex, its continuous development, maintenance and operation may entail unforeseen difficulties including material performance problems or undetected defects or errors. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our technology from operating properly. If our platform does not function reliably, we may incorrectly select our customers, price insurance products for our customers or incorrectly pay or deny claims made by our customers. These errors could result in selecting an uneconomic mix of customers; in customer dissatisfaction with us, which could cause customers to cancel or fail to renew their insurance policies with us or make it less likely that prospective customers obtain new insurance policies; in causing us to underprice policies or overpay claims; or in causing us to incorrectly deny policyholder claims and become subject to liability. Additionally, technology platform errors may lead to unintentional bias and discrimination in the underwriting process, which could subject us to legal or regulatory liability and harm our brand and reputation. Any of these eventualities could result in a material adverse effect on our business, results of operations and financial condition.
While we believe our telematics-based pricing model to be more fair to consumers, it may yield results that customers find unfair. For instance, we may quote certain drivers higher premiums than our competitors, if our model determines that the driver is higher risk even though their higher-risk driving has not resulted in a claim. Such perception of unfairness could negatively impact our brand and reputation.
Regulators may limit our ability to develop or implement our telematics-based pricing model and/or may eliminate or restrict the confidentiality of our proprietary technology.
Our future success depends on our ability to continue to develop and implement our telematics-based pricing model, and to maintain the confidentiality of our proprietary technology. Changes to existing regulations, their interpretation or implementation, or new regulations could impede our use of this technology, or require that we disclose our proprietary technology to our competitors, which could negatively impact our competitive position and result in a material adverse effect on our business, results of operations, and financial condition. For example, a November 2020 ballot measure in California would, if adopted, enact the California Privacy Rights and Enforcement Act, which mandates issuance of regulations providing California residents with the right to information about the logic of certain algorithmic decisions about them and the right to opt-out of such decisions. Such regulation could require disclosure of our proprietary technology, limit the effectiveness of our products and reduce demand for them.
Our brand may not become as widely known or accepted as incumbents’ brands or the brand may become tarnished.
Many of our competitors have brands that are well-recognized. As a relatively new entrant into the insurance market, we have spent, and expect that we will for the foreseeable future continue to spend, considerable amounts of money and other resources on creating brand awareness and building our reputation. We may not be able to build brand awareness to levels matching our competitors, and our efforts at building, maintaining and enhancing our reputation could fail and/or may not be cost-effective. Complaints or negative publicity about our business practices, our marketing and advertising campaigns (including marketing affiliations or partnerships), our compliance with applicable laws and regulations, the integrity of the data that we provide to consumers or business partners, data privacy and security issues, and other aspects of our business, whether real or perceived, could diminish confidence in our brand, which could adversely affect our reputation and business. As we expand our product offerings and enter new markets, we will need to establish our reputation with new customers, and to the extent we are not successful in creating positive impressions, our business in these newer markets could be adversely affected. While we may choose to engage in a broader marketing campaign to further promote our brand, this effort may not be successful or cost effective. If we are unable to maintain or enhance our reputation or enhance consumer awareness of our brand in a cost-effective manner, our business, results of operations and financial condition could be materially adversely affected.
We may not continue to grow at historical rates or achieve or maintain profitability in the future.
Our limited operating history may make it difficult to evaluate our current business and our future prospects. While our revenue has grown in recent periods, this growth rate may not be sustainable and should not be considered indicative of future performance, and we may not realize sufficient revenue to achieve or maintain profitability. As we grow our business, we expect our revenue growth rates may slow in future periods due to a number of reasons, which may include slowing demand for our service, increasing competition, a decrease in the growth of our overall market, and our failure to capitalize on growth opportunities or the maturation of our business. We have incurred net losses on an annual basis since our inception, and may incur significant losses in the future for a number of reasons, including insufficient growth in the number of customers, a failure to retain our existing customers, and increasing competition, as well as other risks described in these Risk Factors, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown factors. We expect to continue to make investments in the development and expansion of our business, which may not result in increased or sufficient revenue or growth, as a result of which we may not be able to achieve or maintain profitability.
We may not be able to manage our growth effectively.
Our rapid growth has placed and may continue to place significant demands on our management and our operational and financial resources. For example, we grew our employee base from 254 as of December 31, 2018 to 786 as of December 31, 2019. We have hired and expect to continue hiring additional personnel to support our rapid growth. Our organizational structure is becoming more complex as we add staff, and we will need to enhance our operational, financial and management controls as well as our reporting systems and procedures as we transition from being a private company to a public company. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas without undermining our corporate culture of rapid innovation, teamwork and attention to the insurance-buying experience for the customer. If we cannot manage our growth effectively to maintain the quality and efficiency of our customers’ insurance-buying experience as well as the cost-effectiveness of our insurance products, as well as their experience as ongoing customers, our business could be harmed as a result, and our results of operations and financial condition could be materially and adversely affected.
We expect a number of factors to cause our results of operations to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.
Our revenue and results of operations could vary significantly from quarter to quarter and year to year, and may fail to match periodic expectations as a result of a variety of factors, many of which are outside of our control. Our results may vary from period to period as a result of fluctuations in the number of customers purchasing our insurance products and renewing their agreements with us as well as fluctuations in the timing and amount of our expenses. In addition, the insurance industry is subject to its own cyclical trends and uncertainties, including extreme weather which is often seasonal and may result in volatility in claims reporting and payment patterns. Fluctuations and variability across the industry may also affect our revenue. As a result, comparing our results of operations on a period-to-period basis may not be meaningful, and the results of any one period should not be relied on as an indication of future performance. Our results of operations may not meet the expectations of investors or public market analysts who follow us, which may adversely affect our stock price. In addition to other risk factors discussed in this “Risk Factors” section and elsewhere in this prospectus, factors that may contribute to the variability of our quarterly and annual results include:
•our ability to attract new customers and retain existing customers, including in a cost-effective manner;
•our ability to accurately forecast revenue and losses and appropriately plan our expenses;
•the effects of changes in search engine placement and prominence;
•the effects of increased competition on our business;
•our ability to successfully maintain our position in and expand in existing markets as well as successfully enter new markets;
•our ability to protect our existing intellectual property and to create new intellectual property;
•our ability to maintain an adequate rate of growth and effectively manage that growth;
•our ability to keep pace with technology changes in the insurance, mobile and automobile industries;
•the success of our sales and marketing efforts;

•costs associated with defending claims, including accident and coverage claims, intellectual property infringement claims, misclassifications and related judgments or settlements;
•the impact of, and changes in, governmental or other regulation affecting our business;
•the attraction and retention of qualified employees and key personnel;
•our ability to choose and effectively manage third-party service providers;
•our ability to identify and engage in joint ventures and strategic partnerships, both domestically and internationally;
•the effects of natural or man-made catastrophic events;
•the effectiveness of our internal controls; and
•changes in our tax rates or exposure to additional tax liabilities.
We rely on highly skilled and experienced personnel and if we are unable to attract, retain or motivate key personnel or hire qualified personnel, our business may be seriously harmed. In addition, the loss of key senior management personnel could harm our business and future prospects.
Our performance largely depends on the talents and efforts of highly-skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled and experienced personnel and, if we are unable to hire and train a sufficient number of qualified employees for any reason, we may not be able to maintain or implement our current initiatives or grow, or our business may contract and we may lose market share. Moreover, certain of our competitors or other insurance or technology businesses may seek to hire our employees. We cannot assure you that our equity incentives and other compensation will provide adequate incentives to attract, retain and motivate employees in the future, particularly if the market price of our Class A common stock does not increase or declines. If we do not succeed in attracting, retaining and motivating highly qualified personnel, our business may be seriously harmed.
We depend on our senior management, including Alexander Timm and Dan Manges, our co-founders, and Daniel Rosenthal, our Chief Financial Officer, as well as other key personnel. We may not be able to retain the services of any of our senior management or other key personnel, as their employment is at-will and they could leave at any time. If we lose the services of one or more of our senior management and other key personnel, including as a result of the COVID-19 pandemic, we may not be able to successfully manage our business, meet competitive challenges or achieve our growth objectives. Further, to the extent that our business grows, we will need to attract and retain additional qualified management personnel in a timely manner, and we may not be able to do so. Our future success depends on our continuing ability to identify, hire, develop, motivate, retain and integrate highly skilled personnel in all areas of our organization.
New legislation or legal requirements may affect how we communicate with our customers, which could have a material adverse effect on our business model, financial condition, and results of operations.
State and federal lawmakers and insurance regulators are focusing upon the use of artificial intelligence broadly, including concerns about transparency, deception, and fairness in particular. Changes in laws or regulations, or changes in the interpretation of laws or regulations by a regulatory authority, specific to the use of artificial intelligence, may decrease our revenues and earnings and may require us to change the manner in which we conduct some aspects of our business. We may also be required to disclose our proprietary software to regulators, putting our intellectual property at risk, in order to receive regulatory approval to use such artificial intelligence in the underwriting of insurance and/or the payment of claims. In addition, our business and operations are subject to various U.S. federal, state, and local consumer protection laws, including laws which place restrictions on the use of automated tools and technologies to communicate with wireless telephone subscribers or consumers generally. For example, a California law, effective as of July 2019, makes it unlawful for any person to use a bot to communicate with a person in California online with the intent to mislead the other person about its artificial identity for the purpose of knowingly deceiving the person about the content of the communication in order to incentivize a purchase of goods or services in a commercial transaction. Although we have taken steps to mitigate our liability for violations of this and other laws restricting the use of electronic communication tools, no assurance can be given that we will not be exposed to civil litigation or regulatory enforcement. Further, to the extent that any changes in law or regulation further restrict the ways in which we communicate with prospective or current customers before or during onboarding, customer care, or claims management, these restrictions could result in a material reduction in our customer acquisition and retention, reducing the growth prospects of our business, and adversely affecting our financial condition and future cash flows.
Severe weather events and other catastrophes, including the effects of climate change, are inherently unpredictable and may have a material adverse effect on our financial results and financial condition.
Our business may be exposed to catastrophic events such as tornadoes, tsunamis, tropical storms (including hurricanes), earthquakes, windstorms, hailstorms, severe thunderstorms, wildfires and other fires, as well as non-natural events such as explosions, riots, terrorism, or war, which could cause operating results to vary significantly from one period to the next. We may incur catastrophe losses in our business in excess of: (1) those experienced in prior years, (2) the average expected level used in pricing, (3) current reinsurance coverage limits, or (4) loss estimates from external tornado, hail, hurricane and earthquake models at various levels of probability. In addition, we are subject to claims arising from weather events such as winter storms, rain, hail and high winds. The incidence and severity of weather conditions are largely unpredictable. There is generally an increase in the frequency and severity of claims when severe weather conditions occur.
The incidence and severity of severe weather conditions and catastrophes are inherently unpredictable and the occurrence of one catastrophe does not render the possibility of another catastrophe greater or lower. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. In particular, severe weather and other catastrophes could significantly increase our costs due to a surge in claims following such events and/or legal and regulatory changes in response to catastrophes that may impair our ability to limit our liability under our policies. Severe weather conditions and catastrophes can cause greater losses for us, which can cause our liquidity and financial condition to deteriorate. We carry event reinsurance coverage for severe weather events, although very large events, or multiple large events, could exhaust the coverage limits. In addition, reinsurance placed in the market also carries some counterparty credit risk.
Climate change may affect the occurrence of certain natural events, such as an increase in the frequency or severity of wind and thunderstorm events, eruptions of volcanoes, and tornado or hailstorm events due to increased convection in the atmosphere; more frequent wildfires in certain geographies; higher incidence of deluge flooding and the potential for an increase in severity of the hurricane events due to higher sea surface temperatures. Additionally, climate change may cause an impact on the demand, price and availability of insurance, as well as the value of our investment portfolio. Due to significant variability associated with future changing climate conditions, we are unable to predict the impact climate change will have on our business.
Denial of claims or our failure to accurately and timely pay claims could materially and adversely affect our business, financial condition, results of operations, and prospects.
Under the terms of our policies, we are required to accurately and timely evaluate and pay claims. Our ability to do so depends on a number of factors, including the efficacy of our claims processing, the training and experience of our claims adjusters, including our third-party claims administrators, and our ability to develop or select and implement appropriate procedures and systems to support our claims functions.
We believe that the speed at which our technology-based claims processing platform allows us to process and pay claims is a differentiating factor for our business relative to our competitors, and an increase in the average time to process claims could lead to customer dissatisfaction and undermine our reputation and position in the insurance marketplace. If our claims adjusters or third party claims administrators are unable to effectively process our volume of claims, our ability to grow our business while maintaining high levels of customer satisfaction could be compromised, which in turn, could adversely affect our operating margins. Any failure to pay claims accurately or timely could also lead to regulatory and administrative actions or other legal proceedings and litigation against us, or result in damage to our reputation, any one of which could materially and adversely affect our business, financial condition, results of operations, and prospects.
Unexpected increases in the frequency or severity of claims may adversely affect our results of operations and financial condition.
Our business may experience volatility in claim frequency from time to time, and short-term trends may not continue over the longer term. Changes in claim frequency may result from changes in mix of business, miles driven, distracted driving, macroeconomic or other factors. A significant increase in claim frequency could have an adverse effect on our results of operations and financial condition.
Changes in bodily injury claim severity are impacted by inflation in medical costs, litigation trends and precedents, regulation and the overall safety of automobile travel. Changes in auto property damage claim severity are driven primarily by inflation in the cost to repair vehicles, including parts and labor rates, the mix of vehicles that are declared total losses, model year mix as well as used car values. While actuarial models for pricing and reserving typically include an expected level of inflation, unanticipated increases in claim severity can arise from events that are inherently difficult to predict. Although we pursue various loss management initiatives to mitigate future increases in claim severity, there can be no assurances that these initiatives will successfully identify or reduce the effect of future increases in claim severity.
Failure to maintain our risk-based capital at the required levels could adversely affect our ability to maintain regulatory authority to conduct our business.
We are required to have sufficient capital and surplus in order to comply with insurance regulatory requirements, support our business operations and minimize our risk of insolvency. The NAIC has developed a system to test the adequacy of statutory capital and surplus of U.S.-based insurers, known as risk-based capital, that all states have adopted. This system establishes the minimum amount of capital and surplus necessary for an insurance company to support its overall business operations in consideration of its size and risk profile. It identifies insurers that may be inadequately capitalized by looking at certain risk factors, including asset risk, credit risk and underwriting risk with respect to the insurer’s business in order to determine an insurer’s authorized control level risk-based capital. An insurer’s risk-based capital ratio measures the relationship between its total adjusted capital and its authorized control level risk-based capital.
Insurers with a ratio falling below certain calculated thresholds may be subject to varying degrees of regulatory action, including heightened supervision, examination, rehabilitation or liquidation. An insurance company with total adjusted capital that is less than 200% of its authorized control level risk-based capital is at a company action level, which would require the insurance company to file a risk-based capital plan that, among other things, contains proposals of corrective actions the company intends to take that are reasonably expected to result in the elimination of the company action level event. Additional action level events occur when the insurer’s total adjusted capital falls below 150%, 100% and 70% of its authorized control level risk-based capital. Lower percentages trigger increasingly severe regulatory responses. In the event of a mandatory control level event (triggered when an insurer’s total adjusted capital falls below 70% of its authorized control level risk-based capital), an insurer’s primary regulator is required to take steps to place the insurer into receivership. In addition, the NAIC Insurance Regulatory Information System, or the IRIS, is a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. If our ratios fall outside of the usual range for one or more ratios set forth by the IRIS for any number of reasons, it could subject us to heightened regulatory scrutiny or measures, or create investor uncertainty around the stability of our financial condition, which could harm our business. Further, the NAIC has promulgated a Model Regulation to Define Standards and Commissioner's Authority for Companies Deemed to be in Hazardous Financial Condition, or the Hazardous Financial Condition Standards, which has been adopted by states in whole or part. If our financial condition is deemed by state insurance regulators to meet the Hazardous Financial Conditions Standards, it could subject us to heightened regulatory scrutiny or measures, or create uncertainty around the stability of our financial condition, which could harm our business.

Similarly, our wholly-owned, Cayman Islands-based captive reinsurer, Root Re, is subject to additional capital and other regulatory requirements imposed by the Cayman Islands Monetary Authority, or CIMA. Although these capital requirements are generally less constraining than U.S. capital requirements, failure to satisfy these requirements could result in regulatory actions from the CIMA or loss of or modification of Root Re’s Class B(iii) insurer license, which could adversely impact our ability to improve our overall capital efficiency and support our capital-light model.
As a new entrant to the insurance industry, we may face additional capital and surplus requirements as compared to those of our larger and more established competitors. Failure to maintain adequate risk-based capital at the required levels could result in increasingly onerous reporting and examination requirements and could adversely affect our ability to maintain regulatory authority to conduct our business. See the section titled “Regulation — Risk-Based Capital” for additional information.
In addition, failure to maintain adequate risk-based capital or meet other regulatory standards could lead the Ohio Department of Insurance, or Ohio DOI, to deem us to be in hazardous financial condition. If the Ohio DOI finds us to be in hazardous financial condition, we could be required to take action to remedy the hazardous condition including, but not limited to, increases in capital and surplus or limits on the payment of dividends, which could negatively impact our financials and inhibit our ability to conduct our business.
We are subject to assessments and other surcharges from state guaranty funds, which may reduce our profitability.
We are subject to statutory property and casualty guaranty fund assessments in many states in which we do business, and during the year ended December 31, 2019, we contributed an aggregate of approximately $6,000 to such funds. The purpose of a guaranty fund is to protect customers in a particular state by requiring that solvent property and casualty insurers pay the insurance claims of insolvent insurers in such state. These guaranty associations generally pay these claims by assessing solvent insurers proportionately based on each insurer's share of voluntary premiums written in the state.
Maximum contributions required by law in any one year vary by state. We cannot predict with certainty the amount of future assessments because they depend on factors outside our control, such as insolvencies of other insurance companies. Significant assessments due to a rise in insurance insolvencies could have a material adverse effect on our financial condition and results of operations. See the section titled “Regulation — Insolvency Funds and Associations, Mandatory Pools, and Insurance Facilities” for additional information.
New or changing technologies, including those impacting personal transportation, could cause a disruption in our business model, which may materially impact our results of operations and financial condition.
If we fail to anticipate the impact on our business of changing technology, including automotive technology, our ability to successfully operate may be materially impaired. Our business could also be affected by potential technological changes, such as autonomous or partially autonomous vehicles or technologies that facilitate ride, car or home sharing, or vehicles with built-in telematics features. Such changes could disrupt the demand for products from current customers, create coverage issues or impact the frequency or severity of losses, or reduce the size of the automobile insurance market, causing our business to decline. Since auto insurance constitutes substantially all of our business, we are more sensitive than other insurers and more adversely affected by trends that could decrease auto insurance rates or reduce demand for auto insurance over time. We may not be able to respond effectively to these changes, which could have a material effect on our results of operations and financial condition.
Security incidents, or real or perceived errors, failures or bugs in our systems, website or app could impair our operations, compromise our confidential information or our customers’ personal information, damage our reputation and brand, and harm our business and operating results.
Our continued success depends on our systems, applications, and software continuing to operate and to meet the changing needs of our customers and users. We rely on our technology and engineering staff and vendors to successfully implement changes to and maintain our systems and services in an efficient and secure manner. Like all information systems and technology, our website and mobile app may contain or develop material errors, failures, vulnerabilities or bugs, particularly when new features or capabilities are released, and may be subject to computer viruses or malicious code, break-ins, phishing impersonation attacks, attempts to overload our servers with denial-of-service or other attacks, ransomware and similar incidents or disruptions from unauthorized use of our computer systems, as well as unintentional incidents causing data leakage, any of which could lead to interruptions, delays or website or mobile app shutdowns.
Operating our business and products involves the collection, storage, use and transmission of sensitive, proprietary and confidential information, including personal information, pertaining to our current, prospective and past customers, staff, contractors, and business partners. The security measures we take to protect this information may be breached as a result of computer malware, viruses, social engineering, ransomware attacks, hacking and cyberattacks, including by state-sponsored and other sophisticated organizations. Such incidents have become more prevalent in recent years. For example, attempts to fraudulently induce our personnel into disclosing usernames, passwords or other information that can be used to access our systems and the information in them have increased and could be successful. Our security measures could also be compromised by our personnel, theft or errors, or be insufficient to prevent exploitation of security vulnerabilities in software or systems on which we rely. Such incidents have in the past resulted in unauthorized access to certain personal information, and may in the future result in unauthorized, unlawful or inappropriate use, destruction or disclosure of, access to, or inability to access the sensitive, proprietary and confidential information that we handle. These incidents may remain undetected for extended periods of time.
We rely on third-party service providers to provide critical services that help us deliver our solutions and operate our business. These providers may support or operate critical business systems for us or store or process the same sensitive, proprietary and confidential information that we handle. These service providers may not have adequate security measures and could experience a security incident that compromises the confidentiality, integrity or availability of the systems they operate for us or the information they process on our behalf. Such occurrences could adversely affect our business to the same degree as if we had experienced these occurrences directly and we may not have recourse to the responsible third-party service providers for the resulting liability we incur.
Because there are many different cybercrime and hacking techniques and such techniques continue to evolve, we may be unable to anticipate attempted security breaches, react in a timely manner or implement adequate preventative measures. While we have developed systems and processes designed to protect the integrity, confidentiality and security of our and our customers’ confidential and personal information under our control, we cannot assure you that any security measures that we or our third party service providers have implemented will be effective against current or future security threats.
A security breach or other security incident, or the perception that one has occurred, could result in a loss of customer confidence in the security of our platform and damage to our reputation and brand; reduce demand for our insurance products; disrupt normal business operations; require us to expend significant capital and resources to investigate and remedy the incident and prevent recurrence; and subject us to litigation, regulatory enforcement action, fines, penalties, and other liability, which could adversely affect our business, financial condition and results of operations. Even if we take steps that we believe are adequate to protect us from cyber threats, hacking against our competitors or other companies in our industry could create the perception among our customers or potential customers that our digital platform is not safe to use. Security incidents could also damage our IT systems and our ability to make the financial reports and other public disclosures required of public companies. These risks are likely to increase as we continue to grow and process, store and transmit an increasingly large volume of data.
We may be unable to prevent, monitor or detect fraudulent activity, including policy acquisitions or payments of claims that are fraudulent in nature.
If we fail to maintain adequate systems and processes to prevent, monitor and detect fraud, including fraudulent policy acquisitions or claims activity, or if inadvertent errors occur with such prevention, monitoring and detection systems due to human or computer error, our business could be materially adversely impacted. While we believe past incidents of fraudulent activity have been relatively isolated, we cannot be certain that our systems and processes will always be adequate in the face of increasingly sophisticated and ever-changing fraud schemes. We use a variety of tools to protect against fraud, but these tools may not always be successful at preventing such fraud.

Instances of fraud may result in increased costs, including possible settlement and litigation expenses, and could have a material adverse effect on our business and reputation.
We are subject to a full scope examination by our primary state insurance regulator, which could result in adverse examination findings and necessitate remedial actions.
Periodically, our domiciliary regulator, Ohio DOI, performs examinations of insurance companies under its jurisdiction to assess compliance with applicable laws and regulations, financial condition and the conduct of regulated activities. We are currently undergoing, but have not completed, our five-year financial examination with the Ohio DOI, which includes a specific examination of our pricing and underwriting methodologies as well as our regulatory capital. If, as a result of this examination, Ohio DOI determines that our financial condition, capital resources or other aspects of any of our operations are not satisfactory, or that we have violated applicable laws or regulations, Ohio DOI may subject us to fines or other penalties and/or require us to take one or more remedial actions or otherwise subject us to regulatory scrutiny, such as pursuant to an enforcement action or, in the case of regulatory capital, require us to obtain additional capital. The results of the examinations are a matter of public record, and our reputation may also be harmed by such penalties.
In addition, insurance regulators of other states in which we are licensed to operate may also conduct periodic financial examinations or other targeted investigations or inquiries. We are currently subject to a market conduct examination in the state of Delaware and have received notice of an intent to conduct a market conduct examination in Virginia. Any regulatory or enforcement action or any regulatory order imposing remedial, injunctive, or other corrective action against us resulting from these examinations could have a material adverse effect on our business, reputation, financial condition or results of operations. See the section titled “Regulation — Periodic Examinations” for additional information.
We are subject to stringent and changing privacy and data security laws, regulations, and standards related to data privacy and security. Our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, or adversely affect our business.
In the United States, insurance companies are subject to the privacy provisions of the federal Gramm-Leach-Bliley Act and the NAIC Insurance Information and Privacy Protection Model Act, as adopted and implemented by certain state legislatures and insurance regulators. The regulations implementing these laws require insurance companies to disclose their privacy practices to consumers, allow them to opt-in or opt-out, depending on the state, of the sharing of certain personal information with unaffiliated third parties, and maintain certain security controls to protect their information. Violators of these laws face regulatory enforcement action, substantial civil penalties, injunctions, and in some states, private lawsuits for damages.
Privacy and data security regulation in the United States is rapidly evolving. For example, California recently enacted the CCPA, which became effective January 1, 2020. The CCPA gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches, which is expected to increase the volume and success of class action data breach litigation. In addition to increasing our compliance costs and potential liability, the CCPA’s restrictions on “sales” of personal information may restrict our use of cookies and similar technologies for advertising purposes. The CCPA excludes information covered by Gramm-Leach-Bliley Act, the Driver’s Privacy Protection Act or the California Financial Information Privacy Act from the CCPA’s scope, but the CCPA’s definition of “personal information” is broad and may encompass other information that we maintain. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, and multiple states have enacted or proposed similar laws. There is also discussion in Congress of new comprehensive federal data protection and privacy law to which we likely would be subject if it is enacted.
In addition, if California voters approve a November 2020 ballot measure proposing enactment of the California Consumer Privacy Rights and Enforcement Act, the requirements of the CCPA itself will expand substantially. The Act would give consumers the ability to limit use of precise geolocation information and other categories of information classified as “sensitive”; add e-mail addresses and passwords to the list of personal information that, if lost or breach, would give the affected consumers the right to bring private lawsuits; increase the maximum penalties threefold for violations concerning consumers under age 16; and establish the California Privacy Protection Agency to implement and enforce the new law, as well as impose administrative fines. The effects of the CCPA, and other similar state or federal laws, are potentially significant and may require us to modify our data processing practices and policies, incur substantial compliance costs and subject us to increased potential liability.
In addition to privacy and data security requirements under applicable laws, we are subject to the Payment Card Industry Data Security Standard, or PCI DSS, a self-regulatory standard that requires companies that process payment card data to implement certain data security measures. If we or our payment processors fail to comply with the PCI DSS, we may incur significant fines or liability and lose access to major payment card systems. Industry groups may in the future adopt additional self-regulatory standards by which we are legally or contractually bound.
If we expand into Europe, we may also face particular privacy, data security, and data protection risks in connection with requirements of the General Data Protection Regulation (E.U.) 2016/679, or GDPR, and other data protection regulations. Among other stringent requirements, the GDPR restricts transfers of data outside of the E.U. to third countries deemed to lack adequate privacy protections (such as the U.S.), unless an appropriate safeguard specified by the GDPR is implemented. A July 16, 2020 decision of the Court of Justice of the European Union invalidated a key mechanism for lawful data transfer to the U.S. and called into question the viability of its primary alternative. As such, the ability of companies to lawfully transfer personal data from the E.U. to the U.S. is presently uncertain. Other countries have enacted or are considering enacting similar cross-border data transfer rules or data localization requirements. These developments could limit our ability to deliver our products in the E.U. and other foreign markets. In addition, any failure or perceived failure to comply with these rules may result in regulatory fines or penalties including orders that require us to change the way we process data.
Additionally, we are subject to the terms of our privacy policies, privacy-related disclosures, and contractual and other privacy-related obligations to our customers and other third parties. Any failure or perceived failure by us or third parties we work with to comply with these policies, disclosures, and obligations to customers or other third parties, or privacy or data security laws may result in governmental or regulatory investigations, enforcement actions, regulatory fines, criminal compliance orders, litigation or public statements against us by consumer advocacy groups or others, and could cause customers to lose trust in us, all of which could be costly and have an adverse effect on our business.
We rely on our mobile application to execute our business strategy. Government regulation of the internet and the use of mobile applications in particular is evolving, and unfavorable changes could seriously harm our business.
We rely on our mobile application to execute our business strategy. We are subject to general business regulations and laws as well as federal and state regulations and laws specifically governing the internet and the use of mobile applications in particular. Existing and future laws and regulations may impede the growth of the internet or other online services, and increase the cost of providing online services. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, electronic signatures and consents, consumer protection and social media marketing. It is at times not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the internet and the use of mobile applications in particular, as the vast majority of these laws were adopted prior to the advent of the internet and the use of mobile applications and do not contemplate or address the unique issues raised by the internet. It is possible that general business regulations and laws, or those specifically governing the internet and the use of mobile applications in particular, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices have complied, currently comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business and decrease the use of our mobile application or website by consumers and suppliers and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations.
Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand.
Our trade secrets, trademarks, copyrights and other intellectual property rights are important assets for us. We rely on, and expect to continue to rely on, various agreements with our employees, independent contractors, consultants and third parties with whom we have relationships, as well as trademark, trade dress, domain name, copyright, and trade secret laws, to protect our brand and other intellectual property rights. Such agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology, and we may fail to consistently obtain, police and enforce such agreements. Additionally, various factors outside our control pose a threat to our intellectual property rights, as well as to our products, services and technologies. For example, we may fail to obtain effective intellectual property protection, or effective intellectual property protection may not be available in every country in which our products and services are available. Also, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Despite our efforts to protect our proprietary rights, there can be no assurance our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to ours and compete with our business or that unauthorized parties may attempt to copy aspects of our technology and use information that we consider proprietary.
In addition to registered intellectual property rights such as trademark registrations, we rely on non-registered proprietary information and technology, such as trade secrets, confidential information, know-how and technical information. Certain information or technology that we endeavor to protect as trade secrets may not be eligible for trade secret protection in all jurisdictions, or the measures we undertake to establish and maintain such trade secret protection may be inadequate. In order to protect our proprietary information and technology, we rely in part on agreements with our employees, investors, independent contractors and other third parties that place restrictions on the use and disclosure of this intellectual property. These agreements may not adequately protect our trade secrets, these agreements may be breached, or this intellectual property, including trade secrets, may otherwise be disclosed or become known to our competitors, which could cause us to lose any competitive advantage resulting from this intellectual property. To the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Current or future legal requirements may require us to disclose certain proprietary information or technology, such as our proprietary algorithms, to regulators or other third parties, including our competitors, which could impair or result in the loss of trade secret protection for such information or technology. The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying functionality. In addition, any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection of our trade secrets or other proprietary information could harm our business, results of operations and competitive position.
We have filed, and may continue in the future to file, applications to protect certain of our innovations and intellectual property. We do not know whether any of our applications will result in the issuance of a patent, trademark or copyright, as applicable, or whether the examination process will require us to narrow our claims or otherwise limit the scope of such intellectual property. In addition, we may not receive competitive advantages from the rights granted under our intellectual property. Our existing intellectual property, and any intellectual property granted to us or that we otherwise acquire in the future, may be contested, circumvented or invalidated, and we may not be able to prevent third parties from infringing our rights to our intellectual property. Therefore, the exact effect of the protection of this intellectual property cannot be predicted with certainty. Because obtaining patent protection requires disclosing our inventions to the public, such disclosure may facilitate our competitors developing improvements to our innovations. In addition, given the costs, effort, risks and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose not to seek patent protection for certain innovations. Any failure to adequately obtain such patent protection, or other intellectual property protection, could later prove to adversely impact our business.
We currently hold various domain names relating to our brand, including joinroot.com and rootinsurance.com. Failure to protect our domain names could adversely affect our reputation and brand and make it more difficult for users to find our website and our mobile app. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.
We may be required to spend significant resources in order to monitor and protect our intellectual property rights, and some violations may be difficult or impossible to detect. Litigation to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could impair the functionality of our platform, delay introductions of enhancements to our platform, result in our substituting inferior or more costly technologies into our platform or harm our reputation or brand. In addition, we may be required to license additional technology from third parties to develop and market new offerings or platform features, which may not be on commercially reasonable terms or at all and could adversely affect our ability to compete.
Although we take measures to protect our intellectual property, if we are unable to prevent the unauthorized use or exploitation of our intellectual property, the value of our brand, content, and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to customers and potential customers may become confused, and our ability to attract customers may be adversely affected. Any inability or failure to protect our intellectual property could adversely impact our business, results of operations and financial condition. While we take precautions designed to protect our intellectual property, it may still be possible for competitors and other unauthorized third parties to copy our technology and use our proprietary brand, content and information to create or enhance competing solutions and services, which could adversely affect our competitive position in our rapidly evolving and highly competitive industry. Some license provisions that protect against unauthorized use, copying, transfer and disclosure of our technology may be unenforceable under the laws of certain jurisdictions and foreign countries. While we enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with our third-party providers and strategic partners, we cannot assure you that these agreements will be effective in controlling access to, and use and distribution of, our products and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our offerings.
Some of our products and services contain open source software, which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative effect on our business.
We use open source software in our products and services and anticipate continuing to use open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code of such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and we may be subject to such terms. The terms of certain open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we develop using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer such source code to eliminate use of such open source software. This re-engineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, assurance of title or controls on the origin or operation of the open source software, which are risks that cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have established processes to help alleviate these risks, including a review process for screening requests from our development teams for the use of open source software, but we cannot be sure that all of our use of open source software is in a manner that is consistent with our current policies and procedures, or will not subject us to liability. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business, financial condition and operating results.
Claims by others that we infringed their proprietary technology or other intellectual property rights could harm our business.
Companies in the internet and technology industries are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own, have purchased or have otherwise obtained. As we gain an increasingly high public profile, the possibility of intellectual property rights claims against us grows. From time to time, third parties may assert claims of infringement of intellectual property rights against us. Although we believe that we will likely have meritorious defenses, there can be no assurance that we will be successful in defending against these allegations or in reaching a business resolution that is satisfactory to us. Our competitors and others may now and in the future have significantly larger and more mature patent portfolios than us. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom our own patents may therefore provide little or no deterrence or protection. Many potential litigants, including some of our competitors and patent-holding companies, have the ability to dedicate substantial resources to the assertion of their intellectual property rights. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business and could require us to cease use of such intellectual property. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, we risk compromising our confidential information during this type of litigation. We may be required to pay substantial damages, royalties or other fees in connection with a claimant securing a judgment against us, we may be subject to an injunction or other restrictions that prevent us from using or distributing our intellectual property, or from operating under our brand, or we may agree to a settlement that prevents us from distributing our offerings or a portion thereof, which could adversely affect our business, results of operations and financial condition.
With respect to any intellectual property rights claim, we may have to seek out a license to continue operations found or alleged to violate such rights, which may not be available on favorable or commercially reasonable terms and may significantly increase our operating expenses. Some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third party does not offer us a license to its intellectual property on reasonable terms, or at all, we may be required to develop alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our affected offerings), effort and expense and may ultimately not be successful. Any of these events could adversely affect our business, results of operations and financial condition.
We may be subject to compliance obligations arising from medical information privacy regulations.
By processing certain personal injury data on behalf of our clients, we may be subject to compliance obligations under privacy and data security-related laws specific to the protection of healthcare or medical information. Although we may be subject to the Health Insurance Portability and Accountability Act, or HIPAA, the Health Information Technology for Economic and Clinical Health Act, or HITECH Act, and comparable state laws, we do not have a process in place to assess or align our privacy and security practices specifically against requirements for protecting medical information.

We may be unable to prevent or address the misappropriation of our data.
From time to time, third parties may misappropriate our data through website scraping, bots or other means and aggregate this data on their websites with data from other companies. In addition, copycat websites or mobile apps may misappropriate data and attempt to imitate our brand or the functionality of our website or our mobile app. If we become aware of such websites or mobile apps, we intend to employ technological or legal measures in an attempt to halt their operations. However, we may be unable to detect all such websites or mobile apps in a timely manner and, even if we could, technological and legal measures may be insufficient to halt their operations. In some cases, particularly in the case of websites or mobile apps operating outside of the United States, our available remedies may not be adequate to protect us against the effect of the operation of such websites or mobile apps. Regardless of whether we can successfully enforce our rights against the operators of these websites or mobile apps, any measures that we may take could require us to expend significant financial or other resources, which could harm our business, results of operations or financial condition. In addition, to the extent that such activity creates confusion among consumers or advertisers, our brand and business could be harmed.
If our customers were to claim that the policies they purchased failed to provide adequate or appropriate coverage, we could face claims that could harm our business, results of operations and financial condition.
Although we aim to provide adequate and appropriate coverage under each of our policies, customers could purchase policies that prove to be inadequate or inappropriate. If such customers were to bring a claim or claims alleging that we failed in our responsibilities to provide them with the type or amount of coverage that they sought to purchase, we could be found liable for amounts significantly in excess of the policy limit, resulting in an adverse effect on our business, results of operations and financial condition. While we maintain agents errors and omissions insurance coverage to protect us against such liability, such coverage may be insufficient or inadequate.
If we are unable to underwrite risks accurately or charge competitive yet profitable rates to our customers, our business, results of operations and financial condition will be adversely affected.
In general, the premiums for our insurance policies are established at the time a policy is issued and, therefore, before all of our underlying costs are known. The accuracy of our pricing depends on our ability to adequately assess risks, estimate losses and comply with state insurance regulations. Like other insurance companies, we rely on estimates and assumptions in setting our premium rates. We also utilize the data that we gather through our interactions with our customers, as evaluated and curated by our technology-based pricing platform.
Establishing adequate premium rates is necessary, together with investment income, if any, to generate sufficient revenue to offset losses, LAE, and other costs. If we do not accurately assess the risks that we underwrite, the premiums that we charge may not be adequate to cover our losses and expenses, which would adversely affect our results of operations and our profitability. Moreover, if we determine that our prices are too low, insurance regulations may preclude us from being able to cancel insurance contracts, non-renew customers, or raise premiums. Alternatively, we could set our premiums too high, which could reduce our competitiveness and lead to fewer customers and lower revenues, which could have a material adverse effect on our business, results of operations and financial condition.
Pricing involves the acquisition and analysis of historical loss data and the projection of future trends, loss costs and expenses, and inflation trends, among other factors, for each of our products in multiple risk tiers and many different markets. In order to accurately price our policies, we must:
•collect and properly analyze a substantial volume of data from our customers;
•develop, test and apply appropriate actuarial projections and rating formulas;
•review and evaluate competitive product offerings and pricing dynamics;
•closely monitor and timely recognize changes in trends; and
•project both frequency and severity of our customers’ losses with reasonable accuracy.

There are no assurances that we will have success in implementing our pricing methodology accurately in accordance with our assumptions. Our ability to accurately price our policies is subject to a number of risks and uncertainties, including:
•insufficient or unreliable data;
•incorrect or incomplete analysis of available data;
•uncertainties generally inherent in estimates and assumptions;
•our failure to implement appropriate actuarial projections and rating formulas or other pricing methodologies;
•incorrect or incomplete analysis of the competitive environment;
•regulatory constraints on rate increases; and
•our failure to accurately estimate investment yields and the duration of our liability for loss and loss adjustment expenses, as well as unanticipated court decisions, legislation or regulatory action.
To address the potential inadequacy of our current business model, we may be compelled to increase the amount allocated to cover policy claims, increase premium rates or adopt tighter underwriting standards, any of which may result in a decline in new business and renewals and, as a result, could have a material adverse effect on our business, results of operations and financial condition.
Our exposure to loss activity and regulation may be greater in states where we currently have most of our customers: Texas, Georgia and Kentucky.
Approximately 40.1% of our gross written premium for the six months ended June 30, 2020 originated from customers in Texas, Georgia and Kentucky. As a result of this concentration, if a significant catastrophe event or series of catastrophe events occur, such as the recent outbreak of COVID-19, and cause material losses in Texas, Georgia or Kentucky, our business, financial condition and results of operation could be materially adversely affected. Further, as compared to our competitors who operate on a wider geographic scale, any adverse changes in the regulatory environment affecting property and casualty insurance in Texas, Georgia or Kentucky may expose us to more significant risks.
Our product development cycles are complex and subject to regulatory approval, and we may incur significant expenses before we generate revenues, if any, from new products.
Because our products are highly technical and require rigorous testing and regulatory approvals, development cycles can be complex. Moreover, development projects can be technically challenging and expensive, and may be delayed or defeated by the inability to obtain licensing or other regulatory approvals. The nature of these development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we generate revenues, if any, from such expenses. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of products that are competitive in the marketplace, this could materially and adversely affect our business and results of operations. Additionally, anticipated customer demand for a product we are developing could decrease after the development cycle has commenced. Such decreased customer demand may cause us to fall short of our sales targets, and we may nonetheless be unable to avoid substantial costs associated with the product’s development. If we are unable to complete product development cycles successfully and in a timely fashion and generate revenues from such future products, the growth of our business may be harmed.
New lines of business or new products and services may subject us to additional risks.
From time to time, we may implement or may acquire new lines of business, including those outside of the insurance industry, or offer new products and services within existing lines of business. There are risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed or are evolving. In developing and marketing new lines of business and new products and services, we may invest significant time and resources. In addition, new business ventures may require different strategic management competencies and risk considerations compared to those of a traditional insurance company or compared to those of our existing management team. External factors, such as regulatory compliance obligations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have an adverse effect on our business, results of operations and financial condition.
Litigation and legal proceedings filed by or against us and our subsidiaries could have a material adverse effect on our business, results of operations and financial condition.
From time to time, we are subject to allegations, and may be party to litigation and legal proceedings relating to our business operations. Litigation and other proceedings may include complaints from or litigation by customers or reinsurers, related to alleged breaches of contract or otherwise. We expect that as our market share increases, competitors may pursue litigation to require us to change our business practices or offerings and limit our ability to compete effectively.
As is typical in the insurance industry, we continually face risks associated with litigation of various types arising in the normal course of our business operations, including disputes relating to insurance claims under our policies as well as other general commercial and corporate litigation. Although we are not currently involved in any material litigation with our customers, members of the insurance industry are periodically the target of class action lawsuits and other types of litigation, some of which involve claims for substantial or indeterminate amounts, and the outcomes of which are unpredictable. This litigation is based on a variety of issues, including sale of insurance and claim settlement practices. In addition, because we employ a technology platform to collect customer data, it is possible that customers or consumer groups could bring individual or class action claims alleging that our methods of collecting data and pricing risk are impermissibly discriminatory. We cannot predict with any certainty whether we will be involved in such litigation in the future or what impact such litigation would have on our business. If we were to be involved in litigation and it was determined adversely, it could require us to pay significant damages or to change aspects of our operations, either of which could have a material adverse effect on our financial results. Even claims without merit can be time-consuming and costly to defend, and may divert management’s attention and resources away from our business and adversely affect our business, results of operations and financial condition. Additionally, routine lawsuits over claims that are not individually material could in the future become material if aggregated with a substantial number of similar lawsuits. In addition to increasing costs, a significant volume of customer complaints or litigation could also adversely affect our brand and reputation, regardless of whether such allegations have merit or whether we are liable. We cannot predict with certainty the costs of defense, the costs of prosecution, insurance coverage or the ultimate outcome of litigation or other proceedings filed by or against us, including remedies or damage awards, and adverse results in such litigation, and other proceedings may harm our business and financial condition.
Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.
As of December 31, 2019, we had federal income tax net operating losses, or NOLs, of approximately $320.0 million available to offset our future taxable income, if any, prior to consideration of annual limitations that may be imposed under Section 382 of the Code, or otherwise. Of our NOLs, $208.8 million of losses will begin to expire in 2035 and $111.2 million of losses can be carried forward indefinitely.
We may be unable to fully use our NOLs, if at all. Under Section 382 of the Code, if a corporation undergoes an “ownership change” (very generally defined as a greater than 50% change, by value, in the corporation’s equity ownership by certain shareholders or groups of shareholders over a rolling three-year period), the corporation’s ability to use its pre-ownership change NOLs to offset its post-ownership change income may be limited. We have experienced ownership changes in the past, and we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, including this offering, some of which may be outside of our control. If we undergo an ownership change, we may be prevented from fully utilizing our NOLs existing at the time of the ownership change prior to their expiration. Future regulatory changes could also limit our ability to utilize our

NOLs. To the extent we are not able to offset future taxable income with our NOLs, our net income and cash flows may be adversely affected.
The Tax Cuts and Jobs Act, or the Tax Act, as modified by the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, among other things, includes changes to U.S. federal tax rates and the rules governing NOL carryforwards. For federal NOLs arising in tax years beginning after December 31, 2017, the Tax Act as modified by the CARES Act limits a taxpayer’s ability to utilize NOL carryforwards in taxable years beginning after December 31, 2020 to 80% of taxable income. In addition, federal NOLs arising in tax years beginning after December 31, 2017 can be carried forward indefinitely, but carryback of NOLs are generally permitted to the prior five taxable years only for NOLs arising in taxable years beginning before 2021 and after 2017. Deferred tax assets for NOLs will need to be measured at the applicable tax rate in effect when the NOLs are expected to be utilized. The new limitation on use of NOLs may significantly impact our ability to utilize our NOLs to offset taxable income in the future. In addition, for state income tax purposes, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For example, California recently imposed limits on the usability of California state net operating losses to offset taxable income in tax years beginning after 2019 and before 2023.
Future acquisitions or investments could disrupt our business and harm our financial condition.
In the future we may pursue acquisitions or investments that we believe will help us achieve our strategic objectives. There is no assurance that such acquisitions or investments will perform as expected or will be successfully integrated into our business or generate substantial revenue, and we may overestimate cash flow, underestimate costs or fail to understand the risks of or of related to any investment or acquired business. The process of acquiring a business, product or technology can also cause us to incur various expenses and create unforeseen operating difficulties, expenditures and other challenges, whether or not those acquisitions are consummated, such as:
•intense competition for suitable acquisition targets, which could increase prices and adversely affect our ability to consummate deals on favorable or acceptable terms;
•inadequacy of reserves for losses and loss adjustment expenses;
•failure or material delay in closing a transaction, including as a result of regulatory review and approvals;
•regulatory conditions attached to the approval of the acquisition and other regulatory hurdles;
•a need for additional capital that was not anticipated at the time of the acquisition;
•anticipated benefits not materializing or being lower than anticipated;
•diversion of management time and focus from operating our business to addressing acquisition integration challenges;
•transition of the acquired company’s customers;
•difficulties in integrating the technologies, operations, existing contracts and personnel of an acquired company;
•retention of employees or business partners of an acquired company;
•cultural challenges associated with integrating employees from the acquired company into our organization;
•integration of the acquired company’s accounting, management information, human resources and other administrative systems;
•the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;

•coordination of product development and sales and marketing functions;
•theft of our trade secrets or confidential information that we share with potential acquisition candidates;
•risk that an acquired company or investment in new offerings cannibalizes a portion of our existing business;
•adverse market reaction to an acquisition;
•liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and
•litigation or other claims in connection with the acquired company, including claims from terminated employees, users, former stockholders or other third parties.
If we are unable to address these difficulties and challenges or other problems encountered in connection with any future acquisition or investment, we might not realize the anticipated benefits of that acquisition or investment and we might incur unanticipated liabilities or otherwise suffer harm to our business generally.
To the extent that we pay the consideration for any future acquisitions or investments in cash, it would reduce the amount of cash available to us for other purposes. Future acquisitions or investments could also result in dilutive issuances of our equity securities or the incurrence of debt, contingent liabilities, amortization expenses, increased interest expenses or impairment charges against goodwill on our consolidated balance sheet, any of which could seriously harm our business.
Risks Related to Our Business Model and Industry
The insurance business, including the market for automobile, renters and homeowners insurance, is historically cyclical in nature, and we may experience periods with excess underwriting capacity and unfavorable premium rates, which could adversely affect our business.
Historically, insurers have experienced significant fluctuations in operating results due to competition, frequency and severity of catastrophic events, levels of capacity, adverse litigation trends, regulatory constraints, general economic conditions, and other factors. The supply of insurance is related to prevailing prices, the level of insured losses and the level of capital available to the industry that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance industry. As a result, the insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity increased premium levels. Demand for insurance depends on numerous factors, including the frequency and severity of catastrophic events, levels of capacity, the introduction of new capital providers and general economic conditions. All of these factors fluctuate and may contribute to price declines generally in the insurance industry.
We cannot predict with certainty whether market conditions will improve, remain constant or deteriorate. Negative market conditions may impair our ability to underwrite insurance at rates we consider appropriate and commensurate relative to the risk assumed. Additionally, negative market conditions could result in a decline in policies sold, an increase in the frequency of claims and premium defaults, and an uptick in the frequency of falsification of claims. If we cannot underwrite insurance at appropriate rates, our ability to transact business will be materially and adversely affected. Any of these factors could lead to an adverse effect on our business, results of operations and financial condition.
Reinsurance may be unavailable at current levels and prices, which may limit our ability to underwrite new policies. Furthermore, reinsurance subjects us to counterparty risk and may not be adequate to protect us against losses, which could have a material effect on our results of operations and financial condition.
Reinsurance is a contract by which an insurer, which may be referred to as the ceding insurer, agrees with a second insurer, called a reinsurer, that the reinsurer will cover a portion of the losses incurred by the ceding insurer in the event a claim is made under a policy issued by the ceding insurer, in exchange for a premium. Our regulated insurance subsidiary, Root Insurance Company, obtains reinsurance to help manage its exposure to property and casualty insurance risks. Although our reinsurance counterparties are liable to us according to the terms of the reinsurance policies, we remain primarily liable to our policyholders as the direct insurers on all risks reinsured. As a result, reinsurance does not eliminate the obligation of our regulated insurance subsidiary to pay all claims, and we are subject to the risk that one or more of our reinsurers will be unable or unwilling to honor its obligations, that the reinsurers will not pay in a timely fashion, or that our losses are so large that they exceed the limits inherent in our reinsurance contracts, limiting recovery. We are also subject to the risk that under applicable insurance laws and regulations we may not be able to take credit for the reinsurance on our financial statements and instead would be required to hold separate admitted assets as reserves to cover claims on the risks that we have ceded to the reinsurer. Reinsurers may become financially unsound by the time that they are called upon to pay amounts due, which may not occur for many years, in which case we may have no legal ability to recover what is due to us under our agreement with such reinsurer. Any disputes with reinsurers regarding coverage under reinsurance contracts could be time consuming, costly, and uncertain of success.
Market conditions beyond our control impact the availability and cost of the reinsurance we purchase. No assurances can be made that reinsurance will remain continuously available to us to the same extent and on the same terms and rates as is currently available, as such availability depends in part on factors outside of our control. A new contract may not provide sufficient reinsurance protection. Market forces and external factors, such as significant losses from hurricanes or terrorist attacks or an increase in capital and surplus requirements, impact the availability and cost of the reinsurance we purchase. If we were unable to maintain our current level of reinsurance or purchase new reinsurance protection in amounts that we consider sufficient at acceptable prices, we would have to either accept an increase in our catastrophe exposure, reduce our insurance underwritings, or develop or seek other alternatives.
The unavailability of acceptable reinsurance protection would have a materially adverse impact on our business model, which depends on reinsurance companies to absorb any unfavorable variance from the level of losses anticipated at underwriting. If we are unable to obtain adequate reinsurance at reasonable rates, we would have to increase our risk exposure or reduce the level of our underwriting commitments, each of which could have a material adverse effect upon our business volume and profitability. Alternatively, we could elect to pay higher than reasonable rates for reinsurance coverage, which could have a material adverse effect upon our profitability unless policy premium rates could be raised, in most cases subject to approval by state regulators, to offset this additional cost.
Reinsurance subjects us to risks of our reinsurers and may not be adequate to protect us against losses arising from ceded insurance, which could have a material effect on our results of operations and financial condition.
The collectability of reinsurance recoverables is subject to uncertainty arising from a number of factors, including changes in market conditions, whether insured losses meet the qualifying conditions of the reinsurance contract and whether reinsurers, their affiliates, or certain regulatory bodies have the financial capacity and willingness to make payments under the terms of a reinsurance treaty or contract. Any disruption, volatility and uncertainty in the financial reinsurance markets may decrease our ability to access such markets on favorable terms or at all. In addition, we are subject to the risk that one or more of our reinsurers will not honor its obligations, that the reinsurers will not pay in a timely fashion, or that our losses are so large that they exceed the limits inherent in our reinsurance contracts, limiting recovery. Reinsurers may become financially unsound by the time that they are called upon to pay amounts due, which may not occur for many years, in which case we may have no legal ability to recover what is due to us under our agreement with such reinsurer. In addition, any disputes with reinsurers regarding coverage under reinsurance contracts could be time consuming, costly, and uncertain of success. Our inability to collect a material recovery from a reinsurer could have a material effect on our results of operations and financial condition.

We are subject to extensive regulation and potential further restrictive regulation may increase our operating costs and limit our growth.
We are subject to extensive laws and regulations by the individual state insurance departments in the states in which we transact business and the Cayman Island Monetary Authority as it pertains to our captive reinsurance company. These laws and regulations are complex and subject to change. Changes may sometimes lead to additional expenses, increased legal exposure, increased required reserves or capital and surplus, and additional limits on our ability to grow or to achieve targeted profitability. Regulations to which our licensed insurance carriers and producer subsidiaries are subject include, but are not limited to:
•prior approval of transactions resulting in a change of “control”;
•approval of policy forms and premiums;
•approval of intercompany service agreements;
•statutory and risk-based capital solvency requirements, including the minimum capital and surplus our regulated insurance subsidiary must maintain;
•establishing minimum reserves that insurance carriers must hold to pay projected insurance claims;
•required participation by our regulated insurance subsidiary in state guaranty funds;
•restrictions on the type and concentration of our regulated insurance subsidiary’s investments;
•restrictions on the advertising and marketing of insurance;
•restrictions on the adjustment and settlement of insurance claims;
•restrictions on the use of rebates to induce a policyholder to purchase insurance;
•restrictions on the sale, solicitation and negotiation of insurance;
•restrictions on the sharing of insurance commissions and payment of referral fees;
•prohibitions on the underwriting of insurance on the basis of race, sex, religion and other protected classes;
•restrictions on our ability to use telematics to underwrite and price insurance policies, such as in California;
•restrictions on the ability of our regulated insurance subsidiary to pay dividends to us or enter into certain related party transactions without prior regulatory approval;
•rules requiring the maintenance of statutory deposits for the benefit of policyholders;
•privacy regulation and data security;
•regulation of corporate governance and risk management;
•periodic examinations of operations, finances, market conduct and claims practices; and required periodic financial reporting.
To the extent we decide to expand our current product offerings to include other insurance products, this would subject us to additional regulatory requirements and scrutiny in each state in which we elect to offer such products. Several states have also adopted legislation prohibiting unfair methods of competition and unfair or deceptive acts and practices in the business of insurance as well as unfair claims practices. Prohibited practices include, but are not limited to, misrepresentations, false advertising, coercion, disparaging other insurers, unfair claims settlement procedures, and discrimination in the business of insurance. See the section titled “Regulation — Unfair Claims Practices” for additional information. Noncompliance with any of such state statutes may subject us to regulatory action by the relevant state insurance regulator, and possibly private litigation. States also regulate various aspects of the contractual relationships between insurers and independent agents as well as, in certain states, insurers and third-party administrators.
Although state insurance regulators have primary responsibility for administering and enforcing insurance regulations in the United States, such laws and regulations are further administered and enforced by a number of additional governmental authorities, each of which exercises a degree of interpretive latitude, including state securities administrators; state attorneys general as well as federal agencies including the SEC, the Financial Industry Regulatory Authority, the Federal Reserve Board, the Federal Insurance Office, the U.S. Department of Labor, the U.S. Department of Justice and the National Labor Relations Board. Consequently, compliance with any particular regulator’s or enforcement authority’s interpretation of a legal issue may not result in compliance with another’s interpretation of the same issue, particularly when compliance is judged in hindsight. Such regulations or enforcement actions are often responsive to current consumer and political sensitivities, which may arise after a major event. Such rules and regulations may result in rate suppression, limit our ability to manage our exposure to unprofitable or volatile risks, or lead to fines, premium refunds or other adverse consequences. The federal government also may regulate aspects of our businesses, such as the protection of consumer confidential information or the use of consumer insurance (credit) scores to underwrite and assess the risk of customers under the Fair Credit Reporting Act, or FCRA. Among other things, the FCRA requires that insurance companies (i) have a permissible purpose before obtaining and using a consumer report for underwriting purposes and (ii) comply with related notice and recordkeeping requirements. Failure to comply with federal requirements under the FCRA or any other applicable federal laws could subject us to regulatory fines and other sanctions. In addition, given our short operating history to-date and rapid rate of growth, we are vulnerable to regulators identifying errors in the policy forms we use, the rates we charge, with respect to our customer communications. As a result of such noncompliance, regulators could impose fines, rebates or other penalties, including cease-and-desist orders with respect to our operations in an individual state, or all states, until the identified noncompliance is rectified.
In addition, there is risk that any particular regulator’s or enforcement authority’s interpretation of a legal issue or the scope of a regulator’s authority may change over time to our detriment. There is also a risk that changes in the overall legal environment may cause us to change our views regarding the actions we need to take from a legal risk management perspective. This would necessitate changes to our practices that may adversely impact our business. Furthermore, in some cases, these laws and regulations are designed to protect or benefit the interests of a specific constituency rather than a range of constituencies. For example, state insurance laws and regulations are generally intended to protect the interests of purchasers or users of insurance products, rather than the holders of securities that we issue. As another example, the federal government could pass a law expanding its authority to regulate the insurance industry, expanding federal regulation over our business to our detriment. These laws and regulations may limit our ability to grow, to raise additional capital or to improve the profitability of our business.
Our ability to retain state licenses depends on our ability to meet licensing requirements established by the NAIC and adopted by each state, subject to variations across states. If we are unable to satisfy the applicable licensing requirements of any particular state, we could lose our license to do business in that state, which would result in the temporary or permanent cessation of our operations in that state. Alternatively, if we are unable to satisfy applicable state licensing requirements, we may be subject to additional regulatory oversight, have our license suspended, or be subject to the seizure of assets. Any such events could adversely affect our business, results of operations or financial condition. See the sections titled (i) “Regulation — Insurance Regulation”, (ii) “Regulation — Insurance Holding Company Regulation” and (iii) “Regulation — Required Licensing” for additional information.
A regulatory environment that requires rate increases to be approved and that can dictate underwriting practices and mandate participation in loss sharing arrangements may adversely affect our results of operations and financial condition.
From time to time, political events and positions affect the insurance market, including efforts to suppress rates to a level that may not allow us to reach targeted levels of profitability. For example, if our loss ratio compares favorably to that of the industry, state or provincial regulatory authorities may impose rate rollbacks, require us to pay premium refunds to policyholders, or challenge or otherwise delay our efforts to raise rates even if the property and casualty industry generally is not experiencing regulatory challenges to rate increases. Such challenges affect our ability to obtain approval for rate changes that may be required to achieve targeted levels of profitability and returns on equity. In particular due to the COVID-19 pandemic, state regulators and legislators are under increased political pressure to provide financial relief to policyholders through premium rebates or requiring insurers to pay claims arising from COVID-19 related losses, regardless of the applicable policy’s exclusions. See the section titled “Regulation — Rate Regulation” for additional information.
In addition, certain states have enacted laws that require an insurer conducting business in that state to participate in assigned risk plans, reinsurance facilities and joint underwriting associations. Certain states also require insurers to offer coverage to all consumers, often restricting an insurer’s ability to charge the price it might otherwise charge. In these markets, we may be compelled to underwrite significant amounts of business at lower-than-desired rates, possibly leading to an unacceptable return on equity. Laws and regulations of many states also limit an insurer’s ability to withdraw from one or more lines of insurance there, except pursuant to a plan that is approved by the state insurance department. Additionally, as addressed above, certain states require insurers to participate in guaranty funds for impaired or insolvent insurance companies. These funds periodically assess losses against all insurance companies doing business in the state. See the section titled “Regulation — Insolvency Funds and Associations, Mandatory Pools, and Insurance Facilities” for additional information. Our results of operations and financial condition could be adversely affected by any of these factors.
State insurance regulators impose additional reporting requirements regarding enterprise risk on insurance holding company systems, with which we must comply as an insurance holding company.
In the past decade, various state insurance regulators have increased their focus on risks within an insurer’s holding company system that may pose enterprise risk to the insurer. In 2012, the NAIC adopted significant amendments to the Insurance Holding Company Act and related regulations, or NAIC Amendments. The NAIC Amendments are designed to respond to perceived gaps in the regulation of insurance holding company systems in the United States. One of the major changes is a requirement that an insurance holding company system’s ultimate controlling person submit annually to its lead state insurance regulator an “enterprise risk report” that identifies activities, circumstances or events involving one or more affiliates of an insurer that, if not remedied properly, are likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. As the ultimate controlling person in the insurance holding company system, we are required to file an annual enterprise risk report. Other changes include the requirement that a controlling person to submit prior notice to its domiciliary insurance regulator of a divestiture of control, having detailed minimum requirements for cost sharing and management agreements between an insurer and its affiliates and expanding of the agreements between an insurer and its affiliates to be filed with its domiciliary insurance regulator. The NAIC Amendments must be adopted by the individual state legislatures and insurance regulators in order to be effective. See the section titled “Regulation — Insurance Holding Company Regulation” for additional information.
In 2012, the NAIC also adopted the Risk Management and Own Risk and Solvency Assessment Model Act, or the ORSA Model Act. The ORSA Model Act, as adopted by the various states, requires an insurance holding company system’s Chief Risk Officer to submit annually to its lead state insurance regulator an Own Risk and Solvency Assessment Summary Report, or ORSA. The ORSA is a confidential internal assessment appropriate to the nature, scale and complexity of an insurer, conducted by that insurer of the material and relevant risks identified by the insurer associated with an insurer’s current business plan and the sufficiency of capital resources to support those risks. The ORSA Model Act must be adopted by the individual state legislature and insurance regulators in order to be effective. We cannot predict the impact, if any, that any other regulatory requirements may have on our business, financial condition or results of operations. See the section titled “Regulation — ORSA” for additional information.
There is also risk that insurance holding company systems may become subject to group capital requirements at the holding company level. The NAIC is currently working to develop a group capital calculation framework that regulators may use for informational purposes. As envisioned, the framework is intended to complement the current holding company analytics framework by providing additional information to the lead state regulator for use in assessing group risks and capital adequacy. The NAIC has not promulgated a model law or regulation on this subject.

The increasing adoption by states of cybersecurity regulations could impose additional compliance burdens on us and expose us to additional liability.
In response to the growing threat of cyber-attacks in the insurance industry, certain jurisdictions have begun to consider new cybersecurity measures, including the adoption of cybersecurity regulations. On October 24, 2017, the NAIC adopted its Insurance Data Security Model Law, or the Insurance Data Security Model Law, intended to serve as model legislation for states to enact in order to govern cybersecurity and data protection practices of insurers, insurance agents, and other licensed entities registered under state insurance laws. Alabama, Connecticut, Delaware, Louisiana, Michigan, Mississippi, New Hampshire, Ohio, Indiana, South Carolina and Virginia have adopted versions of the Insurance Data Security Model Law, each with a different effective date, and other states may adopt versions of the Insurance Data Security Model Law in the future. The New York Department of Financial Services has promulgated its own Cybersecurity Requirements for Financial Services Companies that is not based upon the Insurance Data Security Model Law and requires insurance companies to establish and maintain a cybersecurity program and implement and maintain cybersecurity policies and procedures with specific requirements. In addition, some jurisdictions, such as Massachusetts, Nevada and California have enacted more generalized data security laws that apply to certain data that we process. Although we take steps to comply with financial industry cybersecurity regulations and other data security laws and believe we are materially compliant with their requirements, our failure to comply with new or existing cybersecurity regulations could result in material regulatory actions and other penalties. In addition, efforts to comply with new or existing cybersecurity regulations could impose significant costs on our business, which could materially and adversely affect our business, financial condition or results of operations.
We rely on technology and intellectual property from third parties for pricing and underwriting our insurance policies, handling claims and maximizing automation, the unavailability or inaccuracy of which could limit the functionality of our products and disrupt our business.
We use technology and intellectual property licensed from unaffiliated third parties in certain of our products, and we may license additional third-party technology and intellectual property in the future. Any errors or defects in this third-party technology and intellectual property could result in errors that could harm our brand and business. In addition, licensed technology and intellectual property may not continue to be available on commercially reasonable terms, or at all.
Further, although we believe that there are currently adequate replacements for the third-party technology and intellectual property we presently use, the loss of our right to use any of this technology and intellectual property could result in delays in producing or delivering affected products until equivalent technology or intellectual property is identified, licensed or otherwise procured, and integrated. Our business would be disrupted if any technology and intellectual property we license from others or functional equivalents of this software were either no longer available to us or no longer offered to us on commercially reasonable terms or prices. In either case, we would be required either to attempt to redesign our products to function with technology and intellectual property available from other parties or to develop these components ourselves, which would result in increased costs and could result in delays in product sales and the release of new product offerings. Alternatively, we might be forced to limit the features available in affected products. Any of these results could harm our business, results of operations and financial condition.
We are subject to payment processing risk.
We currently rely exclusively on one third-party vendor to provide payment processing services, including the processing of payments from credit cards and debit cards, and our business would be disrupted if this vendor refuses to provide these services to us and we are unable to find a suitable replacement on a timely basis or at all. If we or our processing vendor fail to maintain adequate systems for the authorization and processing of credit card transactions, it could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if these systems fail to work properly and, as a result, we do not charge our customers’ credit cards on a timely basis or at all, our business, revenue, results of operations and financial condition could be harmed.

The payment methods that we offer also subject us to potential fraud and theft by criminals, who are becoming increasingly more sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in the payment systems. If we fail to comply with applicable rules or requirements for the payment methods we accept, or if payment-related data are compromised due to a breach of data, we may be liable for significant costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments may be impaired. In addition, our customers could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs. If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures, and significantly higher credit card-related costs, each of which could harm our business, results of operations and financial condition.
Our success depends upon the insurance industry continuing to move online at its current pace and the continued growth and acceptance of online and mobile app-based products and services as effective alternatives to traditional offline products and services.
We provide automobile and homeowners insurance products through our website and our online and mobile apps that compete with traditional offline counterparts. We do not offer insurance through traditional, offline brokers. We believe that the continued growth and acceptance of online products and services as well as those offered through mobile devices generally will depend, to a large extent, on the continued growth in commercial use of the internet and mobile apps, and the continued migration of traditional offline markets and industries online.
Purchasers of insurance may develop the perception that purchasing insurance products online or through a mobile app is not as effective as purchasing such products through a broker or other traditional offline methods, and the insurance market may not migrate online as quickly as (or at the levels that) we expect. Moreover, if, for any reason, an unfavorable perception develops that telematics, mobile engagement, a technology-based platform and/or bots are less efficacious than traditional offline methods of purchasing insurance, underwriting, claims processing, and other functions that use data automation, artificial intelligence and/or bots, or that our processes lead to unfair outcomes, our business, results of operations and financial condition could be adversely affected.
Our actual incurred losses may be greater than our loss and loss adjustment expense reserves, which could have a material adverse effect on our financial condition and results of operations.
Our financial condition and results of operations depend on our ability to accurately price risk and assess potential losses and loss adjustment expenses under the terms of the policies we underwrite. Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what the expected ultimate settlement and administration of claims will cost, and the ultimate liability may be greater or less than the current estimate. In our industry, there is always the risk that reserves may prove inadequate since we may underestimate the cost of claims and claims administration.
We base our estimates on our assessment of known facts and circumstances, as well as estimates of future trends in claim severity, claim frequency, judicial theories of liability, and other factors. These variables are affected by both internal and external events that could increase our exposure to losses, including changes in actuarial projections, claims handling procedures, inflation, severe weather, climate change, economic and judicial trends and legislative and regulatory changes. We regularly monitor reserves using new information on reported claims and a variety of statistical techniques to update our current estimate. Our estimates could prove to be inadequate, and this underestimation could have a material adverse effect on our financial condition.
Recorded claim reserves, including case reserves and incurred but not reported, or IBNR, claims reserves, are based on our estimates of losses after considering known facts and interpretations of the circumstances, including settlement agreements. Additionally, models that rely on the assumption that past loss development patterns will persist into the future are used. Internal factors are considered including our experience with similar cases, actual claims paid, historical trends involving claim payment patterns, pending levels of unpaid claims, loss management programs, product mix, state mix, contractual terms industry payment and reporting patterns, and changes in claim reporting, and settlement practices. External factors are also considered, such as court decisions, changes in law and litigation imposing unintended coverage. We also consider benefits, such as requiring the availability of multiple limits for a single loss occurrence. Regulatory requirements and economic conditions are also considered.
Since reserves are estimates of the unpaid portion of losses and expenses for events that have occurred, including IBNR losses, the establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain and complex process that is regularly refined to reflect current estimation processes and practices. The ultimate cost of losses may vary materially from recorded reserves and such variance may adversely affect our results of operations and financial condition as the reserves and reinsurance recoverables are reestimated.
If any of our insurance reserves should prove to be inadequate for the reasons discussed above, or for any other reason, we will be required to increase reserves, resulting in a reduction in our net income and stockholders’ equity in the period in which the deficiency is identified. Future loss experience substantially in excess of established reserves could also have a material adverse effect on future earnings and liquidity and financial rating, which would affect our ability to attract new business or to retain existing customers.
Performance of our investment portfolio is subject to a variety of investment risks that may adversely affect our financial results.
Our results of operations depend, in part, on the performance of our investment portfolio. We seek to hold a diversified portfolio of investments in accordance with our investment policy, which is routinely reviewed by the Audit Committee of our regulated insurance subsidiary, Root Insurance Company. However, our investments are subject to general economic and market risks as well as risks inherent to particular securities.
Our primary market risk exposures are to changes in interest rates. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk.” In recent years, interest rates have been at or near historic lows. A protracted low interest rate environment would continue to place pressure on our net investment income, particularly as it relates to fixed income securities and short-term investments, which, in turn, may adversely affect our operating results. Future increases in interest rates could cause the values of our fixed income securities portfolios to decline, with the magnitude of the decline depending on the maturity of the securities included in our portfolio and the amount by which interest rates increase. Some fixed income securities have call or prepayment options, which create possible reinvestment risk in declining rate environments. Other fixed income securities, such as mortgage-backed and asset-backed securities, carry prepayment risk or, in a rising interest rate environment, may not prepay as quickly as expected.
The value of our investment portfolio is subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities we hold, or due to deterioration in the financial condition of an insurer that guarantees an issuer’s payments on such investments. Downgrades in the credit ratings of fixed maturities also have a significant negative effect on the market valuation of such securities.
Such factors could reduce our net investment income and result in realized investment losses. Our investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the securities we hold in our portfolio does not reflect prices at which actual transactions would occur.
Risks for all types of securities are managed through the application of our investment policy, which establishes investment parameters that include, but are not limited to, maximum percentages of investment in certain types of securities and minimum levels of credit quality, which we believe are within applicable guidelines established by the NAIC. The maximum percentage and types of securities we may invest in are subject to the insurance laws regulations, which may change. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in certain circumstances, we would be required to dispose of such investments.

Although we seek to preserve our capital, we cannot be certain that our investment objectives will be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our insurance and reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate the adverse effect of the losses on us.
Unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions, in our policies could have a material adverse effect on our financial condition and results of operations.
There can be no assurances that specifically negotiated loss limitations or exclusions in our policies will be enforceable in the manner we intend, or at all. As industry practices and legal, judicial, social, and other conditions change, unexpected and unintended issues related to claims and coverage may emerge. For example, many of our policies limit the period during which a customer may bring a claim, which may be shorter than the statutory period under which such claims can be brought against our customers. While these limitations and exclusions help us assess and mitigate our loss exposure, it is possible that a court or regulatory authority could nullify or void a limitation or exclusion, or legislation could be enacted modifying or barring the use of such limitations or exclusions. These types of governmental actions could result in higher than anticipated losses and loss adjustment expenses, which could have a material adverse effect on our financial condition or results of operations. In addition, court decisions, such as the 1995 Montrose decision in California could read policy exclusions narrowly so as to expand coverage, thereby requiring insurers to create and write new exclusions. Under the insurance laws, the insurer typically has the burden of proving an exclusion applies and any ambiguities in the terms of a loss limitation or exclusion provision are typically construed against the insurer. These issues may adversely affect our business by either broadening coverage beyond our underwriting intent or by increasing the frequency or severity of claims. In some instances, these changes may not become apparent until sometime after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued.
As a holding company, we rely on dividends and payments from our subsidiaries to operate our business. Our ability to receive dividends and permitted payments from our insurance company subsidiaries is subject to regulatory constraints.
We are a holding company and, as such, have no direct operations of our own. We do not expect to have any significant assets other than our ownership of equity interests in our operating subsidiaries. We accordingly depend on the payment of funds from our subsidiaries in the form of dividends, distributions or otherwise to meet our obligations and to pay our expenses. The ability of our subsidiaries to make any payments to us depends on their earnings, the terms of their indebtedness, including the terms of any credit facilities and legal restrictions.
In addition, the payment of any extraordinary dividend by Root Insurance Company, our regulated insurance subsidiary, requires the prior approval of the superintendent of the Ohio DOI. For purposes of determining whether such prior approval must be sought, an “extraordinary dividend” constitutes: (i) any distribution whose fair market value, together with that of other dividends or distributions made within the preceding twelve months, exceeds the greater of (a) ten per cent of Root Insurance Company’s policyholder surplus as of December 31 of the preceding year, or (b) Root Insurance Company’s net income for the twelve-month period ending December 31 of the preceding year or (ii) any dividend or distribution paid by Root Insurance Company from other than earned surplus. As of December 31, 2019, Root Insurance Company was not permitted to pay any dividends to us without approval of the superintendent of the Ohio DOI. Our operating subsidiaries, including Root Insurance Company, may be unable to pay dividends in the future, and the limitations of such dividends could adversely affect our business, liquidity or financial condition. See the section titled “Regulation — Restrictions on Paying Dividends” for additional information.

Risks Related to this Offering and Ownership of Our Class A Common Stock
We do not know whether an active, liquid and orderly trading market will develop for our Class A common stock or what the market price of our Class A common stock will be, and as a result it may be difficult for you to sell your shares of our Class A common stock.
Prior to this offering there has been no public market for shares of our Class A common stock. An active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in shares of our Class A common stock is not active. The initial public offering price for our Class A common stock will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the Class A common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our Class A common stock at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling shares of our Class A common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of Class A common stock as consideration.
The dual class structure of our common stock will have the effect of concentrating voting control with our executive officers, directors and their affiliates, which will limit your ability to influence the outcome of important transactions.
Our Class B common stock has ten votes per share and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Our existing stockholders, all of which hold shares of Class B common stock, will collectively beneficially own shares representing approximately          % of the voting power of our outstanding capital stock following the completion of this offering. Our directors and executive officers and their affiliates will collectively beneficially own, in the aggregate, shares representing approximately          % of the voting power of our outstanding capital stock immediately following the completion of this offering, based on the number of shares outstanding as of June 30, 2020. As a result, the holders of our Class B common stock will be able to exercise considerable influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or our assets, even if their stock holdings represent less than 50% of the outstanding shares of our capital stock. This concentration of ownership will limit the ability of other stockholders to influence corporate matters and may cause us to make strategic decisions that could involve risks to you or that may not be aligned with your interests. This control may adversely affect the market price of our Class A common stock.
Further, future transfers by holders of our Class B common stock will generally result in those shares converting into shares of our Class A common stock, subject to limited exceptions, such as certain transfers effected for tax or estate planning purposes. The conversion of shares of our Class B common stock into shares of our Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term.
We cannot predict the impact our dual class structure may have on the market price of our Class A common stock.
We cannot predict whether our dual class structure, combined with the concentrated control of our stockholders who held our capital stock prior to the completion of our initial public offering, including our executive officers, employees and directors and their affiliates, will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indexes. For example, in July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

The price of our stock may be volatile, and you could lose all or part of your investment.
The trading price of our Class A common stock could be volatile, and you could lose all or part of your investment. The following factors, in addition to other factors described in this “Risk Factors” section and included elsewhere in this prospectus, may have a significant impact on the market price of our Class A common stock:
•the occurrence of severe weather events and other catastrophes;
•our operating and financial performance, quarterly or annual earnings relative to similar companies;
•publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;
•the public’s reaction to our press releases, our other public announcements and our filings with the SEC;
•announcements by us or our competitors of acquisitions, business plans or commercial relationships;
•any major change in our board of directors or senior management;
•sales of our Class A common stock by us, our directors, executive officers, principal shareholders, or senior management;
•adverse market reaction to any indebtedness we may incur or refinance or securities we may issue in the future;
•short sales, hedging and other derivative transactions in our Class A common stock;
•exposure to capital market risks related to changes in interest rates, realized investment losses, credit spreads, equity prices, foreign exchange rates and performance of insurance-linked investments;
•our creditworthiness, financial condition, performance, and prospects;
•our dividend policy and whether dividends on our Class A common stock have been, and are likely to be, declared and paid from time to time;
•perceptions of the investment opportunity associated with our Class A common stock relative to other investment alternatives;
•regulatory or legal developments;
•changes in general market, economic, and political conditions;
•conditions or trends in our industry, geographies or customers;
•changes in accounting standards, policies, guidance, interpretations or principles; and
•threatened or actual litigation or government investigations.
In addition, broad market and industry factors may negatively affect the market price of our Class A common stock, regardless of our actual operating performance, and factors beyond our control may cause our stock price to decline rapidly and unexpectedly. In addition, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition, results of operations or prospects. Any adverse determination in litigation could also subject us to significant liabilities.

Applicable insurance laws may make it difficult to effect a change of control.
Under applicable state insurance laws and regulations, no person may acquire “control” of a domestic insurer until written approval is obtained from the state insurance commissioner. Root Insurance Company is domiciled in Ohio. Applicable Ohio law provides for a rebuttable presumption of “control” by any person which owns or acquires, directly or indirectly, 10% or more of the voting stock of the insurance company. Under applicable Ohio law, a person must seek regulatory approval from the superintendent of the Ohio DOI prior to acquiring direct or indirect “control” of a domestic insurer by filing a Form A Statement Regarding the Acquisition of Control of or Merger with a Domestic Insurer, or Form A. As part of this Form A application, the entity acquiring control (as well as any controlling shareholders of such entity) will need to submit, along with other documents and disclosures, its financial statements, organizational charts and biographical affidavits for any officers, directors and controlling shareholders of each applicable entity. Would-be acquirors may find these requirements burdensome, which could deter potential acquisition proposals and may serve to delay or prevent change of control transactions, including transactions that some or all of the stockholders might consider to be desirable. These requirements may also inhibit our ability to acquire an insurance company should we wish to do so in the future. See the section titled “Regulation — Change of Control” for additional information.
If you purchase our Class A common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.
The initial public offering price is substantially higher than the pro forma as adjusted net tangible book value per share of our Class A common stock. Investors purchasing Class A common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted book value of our tangible assets after subtracting our liabilities. Based on the assumed initial public offering price of $          per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, you will experience immediate dilution of $          per share, representing the difference between our pro forma as adjusted net tangible book value per share after this offering and the initial public offering price per share. After this offering, we will also have outstanding options and warrants to purchase Class B common stock with exercise prices lower than the initial public offering price. To the extent these outstanding options or warrants are exercised, there will be further dilution to investors in this offering. See the section titled “Dilution” for additional information.
We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.
We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our Class A common stock that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.
Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock, and our stock price may be more volatile.
As a public company, we will be subject to more stringent federal and state law requirements.
As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd–Frank Act, the listing requirements of                 , and other applicable securities rules and regulations. Despite reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an emerging growth company. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results.
As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, results of operations, financial condition and prospects could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our brand and reputation, business, results of operations, financial condition and prospects. We also expect that being a public company and the associated rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain adequate coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.
We do not intend to pay dividends on our Class A common stock so any returns will be limited to the value of our stock.
We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Additionally, we are a holding company that transacts a majority of our business through operating subsidiaries. Consequently, our ability to pay dividends to stockholders is largely dependent on receipt of dividends and other distributions from our subsidiaries. As addressed above, applicable insurance laws restrict the ability of our regulated insurance subsidiary to declare extraordinary stockholder dividends and require insurance companies to maintain specified levels of statutory capital and surplus. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our regulated insurance subsidiary may in the future adopt statutory provisions more restrictive than those currently in effect. See the section titled “Regulation — Restrictions on Paying Dividends” for additional information. Any return to stockholders will therefore be limited to the appreciation of their stock.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term, interest-bearing instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.
As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting, investor relations and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and              have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Stockholder activism, the current political environment and the current high level of U.S. government intervention and regulatory reform may also lead to substantial new regulations and disclosure obligations, which may in turn lead to additional compliance costs and impact the manner in which we operate our business in ways we do not currently anticipate. Our management and other personnel will need to devote a substantial amount of time to comply with these requirements. Moreover, these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements.
If we fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our Class A common stock may decline.
Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the Sarbanes-Oxley Act, the requirements of being a reporting company under the Exchange Act and any complex accounting rules in the future, we may need to upgrade our information technology systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. We are currently in the process of hiring additional accounting and finance staff as we grow our business. If we are unable to hire the additional accounting and finance staff necessary to comply with these requirements, we may need to retain additional outside consultants. If we or, if required, our auditors, are unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting and the trading price of our Class A common stock may decline.
There can be no assurance that there will not be material weaknesses in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines that we have a material weakness in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could decline and we could be subject to sanctions or investigations by              , the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
Sales of a substantial number of shares of our Class A common stock by our existing stockholders in the public market could cause our stock price to fall.
If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our Class A common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our Class A common stock could decline. Based on shares outstanding as of June 30, 2020, upon the closing of this offering, we will have outstanding a total of           shares of Class A common stock and

shares of Class B common stock. Of these shares, only the shares of Class A common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering. The underwriters, however, may, in their sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.
We expect that the lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. In addition, shares of Class A common stock that are either subject to outstanding options or reserved for future issuance under the 2020 Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act. If these additional shares of Class A common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our Class A common stock could decline.
After this offering, the holders of           shares of our capital stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up agreements described above. See the section titled “Description of Capital Stock—Registration Rights”. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our Class A common stock.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.
The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.
Provisions in our corporate charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.
Provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our Class A common stock, thereby depressing the market price of our Class A common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:
•establish a classified board of directors such that not all members of the board are elected at one time;
•allow the authorized number of our directors to be changed only by resolution of our board of directors;
•limit the manner in which stockholders can remove directors from the board;
•establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

•require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;
•prohibit our stockholders from calling a special meeting of our stockholders;
•authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a stockholder rights plan, or so-called “poison pill,” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and
•require the approval of the holders of at least 66 2⁄3% of the votes that all our stockholders would be entitled to cast to amend or repeal certain provisions of our charter or bylaws.
Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, which prohibits a person who owns 15% or more of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired 15% or more of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our Class A common stock, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that investors are willing to pay for our stock.
Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering will provide that we will indemnify our directors and officers, in each case, to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:
•any breach of the director’s duty of loyalty to the corporation or its stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions; or
•any transaction from which the director derived an improper personal benefit.
Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
Our amended and restated bylaws that will be in effect upon the completion of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in connection with any action, proceeding or investigation. We believe that these amended and restated certificate of incorporation and amended and restated bylaws provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.
While we maintain directors’ and officers’ liability insurance, such insurance may not be adequate to cover all liabilities that we may incur, which may reduce our available funds to satisfy third-party claims and may adversely impact our cash position.

Our amended and restated certificate of incorporation that will become effective upon the completion of this offering provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our amended and restated certificate of incorporation that will become effective upon the completion of this offering will provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for the following claims or causes of action under Delaware statutory or common law:
•any derivative claim or cause of action brought on our behalf;
•any claim or cause of action for breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders;
•any claim or cause of action against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws;
•any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws;
•any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and
•any claim or cause of action against us or any of our current or former directors, officers or other employees that is governed by the internal-affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants.
This provision would not apply to claims or causes of action brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction, or the Securities Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation that will become effective upon the completion of this offering will provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.
These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:
•our ability to retain existing customers and acquire new customers;
•our expectations regarding our future financial performance, including total revenue, gross profit, adjusted gross profit, direct loss ratio, marketing costs, direct LAE ratio, quota share levels and expansion of our renewal premium base;
•our goal to be licensed in all states in the United States and the timing of obtaining additional licenses;
•the accuracy and efficiency of our telematics and behavioral data, and our ability to gather and leverage additional data;
•our ability to underwrite risks accurately and charge profitable rates;
•our ability to maintain our business model and improve our capital and marketing efficiency;
•our ability to drive improved conversion and decrease the cost of customer acquisition;
•our ability to maintain and enhance our brand and reputation;
•our ability to effectively manage the growth of our business;
•our ability to improve our product offerings, introduce new products and expand into additional insurance lines;
•our ability to cross sell our products and attain greater value from each customer;
•our lack of operating history and ability to attain profitability;
•our ability to compete effectively with existing competitors and new market entrants in our industry;
•future performance of the markets in which we operate;
•our ability to operate a “capital-light” business and obtain and maintain reinsurance contracts;
•our ability to expand our distribution channels through additional partnership relationships, digital media and referrals;
•our ability to protect our intellectual property and any costs associated therewith;
•our ability to expand domestically and internationally;
•our ability to raise additional capital;
•our ability to meet risk-based capital requirements;
•our ability to stay in compliance with laws and regulation that currently apply or become applicable to our business;
•the growth rates of the markets in which we compete; and

•our expected uses of the net proceeds from this offering.
You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

MARKET AND INDUSTRY DATA
This prospectus contains estimates and information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. We also rely on our own research and estimates in this prospectus. None of the industry publications referred to in this prospectus were prepared on our or on our affiliates’ behalf or at our expense. Although we believe the market opportunity, market size and other related data included in this prospectus is reliable, such information is inherently imprecise. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.
References in this prospectus to the $2 trillion total addressable market, or TAM, for global P&C insurance premiums include an estimated $400 billion in global accident and health, or A&H, insurance premiums.

USE OF PROCEEDS
We estimate that we will receive net proceeds from this offering of approximately $              million (or approximately $              million if the underwriters exercise their option to purchase additional shares of Class A common stock in full) based on an assumed initial public offering price of $          per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.
A $1.00 increase (decrease) in the assumed initial public offering price of $          per share of Class A common stock would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the assumed initial public offering price of $          per share of Class A common stock remains the same, and after estimated deducting underwriting discounts and commissions.
The principal purposes of this offering are to increase our capitalization and financial flexibility, and create a public market for our Class A common stock. We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We cannot specify with certainty all of the particular uses for the remaining net proceeds to us from this offering. We may also use a portion of the net proceeds for acquisitions and/or strategic investments in complementary businesses, products, services or technologies. However, we do not have agreements or commitments to enter into any such acquisitions or investments at this time. We will have broad discretion over how to use the net proceeds to us from this offering. We intend to invest the net proceeds to us from the offering that are not used as described above in investment-grade, interest-bearing instruments.

DIVIDEND POLICY
We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. The terms and conditions of our term loans restrict our ability to pay dividends, and we may enter into additional agreements in the future that could also contain restrictions on payments of cash dividends. See the section titled “Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Financing Arrangements” for a further discussion of such term loans.
Additionally, we are a holding company that transacts a majority of its business through operating subsidiaries. Consequently, our ability to pay dividends to stockholders is largely dependent on receipt of dividends and other distributions from our subsidiaries. Applicable insurance laws restrict the ability of our insurance subsidiary to declare stockholder dividends and require insurance companies to maintain specified levels of statutory capital and surplus. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance subsidiary may in the future adopt statutory provisions more restrictive than those currently in effect. See the section titled “Regulation — Restrictions on Paying Dividends”.

CAPITALIZATION
The following table sets forth our cash and cash equivalents, and our capitalization as of June 30, 2020 as follows:
•on an actual basis;
•on a pro forma basis to reflect (1) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock as of June 30, 2020 into           shares of Class B common stock immediately prior to the completion of this offering, (2) the issuance of                    shares of our Class B common stock as a result of the automatic net exercise of a warrant to purchase 2,778,608 shares of our Class B common stock, based on an assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus and (3) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and
•on a pro forma as adjusted basis to give further effect to our issuance and sale of           shares of Class A common stock in this offering at an assumed initial public offering price of $       per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our consolidated financial statements and the related notes included in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of June 30, 2020
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in millions, except share and per share data)
Cash, cash equivalents and restricted cash	$241.9
Long-term debt	190.1
Redeemable convertible preferred stock, $0.0001 par value per share; 169,959,130 shares authorized; 161,781,094 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	560.4
Stockholders’ deficit (equity):
Preferred stock, $0.0001 par value per share: no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.0001 par value per share; 269,000,000 shares authorized, 41,425,056 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	—
Class A Common stock, $0.0001 par value per share; no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Class B Common stock, $0.0001 par value per share; no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma and pro forma as adjusted	—
Additional paid-in capital	37.6
Accumulated loss	(529.5)
Total stockholders’ (deficit) equity	(487.2)
Total capitalization	$ 263.3	$	$
_______________
(1)Each $1.00 increase (decrease) in the assumed initial public offering price of $           per share of Class A common stock, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and restricted cash, total stockholders’ (deficit) equity and total capitalization by approximately $           per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and restricted cash, total stockholders’ (deficit) equity and total capitalization by approximately $           per share, assuming the assumed initial public offering price of $           per share of Class A common stock remains the same, and after deducting estimated underwriting discounts and commissions.

The number of shares of our Class A common stock and Class B common stock that will be outstanding after this offering is based on no shares of our Class A common stock and          shares of our Class B common stock outstanding as of June 30, 2020, and excludes:
•         shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of June 30, 2020, with a weighted-average exercise price of $      per share;
•         shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock granted after June 30, 2020, with a weighted-average exercise price of $       per share;
•         shares of our Class B common stock subject to RSUs outstanding, but for which the time-based vesting condition was not satisfied as of June 30, 2020;
•         shares of our Class A common stock reserved for future issuance under our 2020 Plan, plus a number of shares of Class A common stock not to exceed shares (consisting of the number of shares that remain available under our 2015 Plan, as of immediately prior to the effective date of the 2020 Plan and any shares underlying options outstanding under the 2015 Plan that expire or otherwise terminate prior to exercise after the effective date of the 2020 Plan), as well as any future increases, including annual automatic evergreen increases, in the number of shares of Class A common stock reserved for issuance under our 2020 Plan; and
•         shares of our Class B common stock issuable upon exercise of outstanding warrants to purchase Class B common stock as of June 30, 2020, with a weighted-average exercise price of $           per share (excluding a warrant that will automatically net exercise in connection with the completion of this offering).

DILUTION
If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock after this offering.
As of June 30, 2020, we had a pro forma net tangible book value (deficit) of $         million, or $         per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding as of June 30, 2020, after giving effect (1) to the automatic conversion of all shares of our redeemable convertible preferred stock outstanding as of June 30, 2020 into          shares of our Class B common stock, (2) the issuance of             shares of our Class B common stock as a result of the automatic net exercise of a warrant to purchase 2,778,608 shares of our Class B common stock, based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and (3) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering.
After giving further effect to the sale of          shares of Class A common stock that we are offering at an assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2020 would have been approximately $           million, or approximately $          per share. This amount represents an immediate increase in pro forma net tangible book value of $          per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $          per share to new investors purchasing shares of Class A common stock in this offering.
Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares of Class A common stock):

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2020	$
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$
The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase (decrease) in the assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $       per share, and increase (decrease) the dilution in pro forma net tangible book value per share to new investors by approximately $       per share, in each case, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $       per share and decrease (increase) the dilution to investors participating in this offering by approximately $       per share, in each case assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions.
If the underwriters exercise in full their option to purchase additional shares of Class A common stock in full, the pro forma as adjusted net tangible book value after the offering would be $       per share, the increase in pro forma net tangible book value per share to existing stockholders would be $       per share and the dilution per share

to new investors would be $        per share, in each case assuming an initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus.
The following table summarizes on the pro forma as adjusted basis described above, as of June 30, 2020, the differences between the number of shares of common stock purchased from us by our existing stockholders and common stock by new investors purchasing shares in this offering, the total consideration paid to us in cash and the average price per share paid by existing stockholders for shares of common stock issued prior to this offering and the price to be paid by new investors for shares of Class A common stock in this offering. The calculation below is based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of the prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors
Total		100%		100%
The number of shares of our Class A common stock and Class B common stock that will be outstanding after this offering is based on no shares of our Class A common stock and      shares of our Class B common stock outstanding as of June 30, 2020, and excludes:
•       shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of June 30, 2020, with a weighted-average exercise price of $       per share;
•       shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock granted after June 30, 2020, with a weighted-average exercise price of $       per share;
•       shares of our Class B common stock subject to RSUs outstanding, but for which the time-based vesting condition was not satisfied as of June 30, 2020;
•       shares of our Class A common stock reserved for future issuance under our 2020 Plan, plus a number of shares of Class A common stock not to exceed shares (consisting of the number of shares that remain available under our 2015 Plan, as of immediately prior to the effective date of the 2020 Plan and any shares underlying options outstanding under the 2015 Plan that expire or otherwise terminate prior to exercise after the effective date of the 2020 Plan), as well as any future increases, including annual automatic evergreen increases, in the number of shares of Class A common stock reserved for issuance under our 2020 Plan; and
•       shares of our Class B common stock issuable upon exercise of outstanding warrants to purchase Class B common stock as of June 30, 2020, with a weighted-average exercise price of $       per share (excluding a warrant that will automatically net exercise in connection with the completion of this offering).
To the extent any outstanding options and warrants are exercised, there will be further dilution to new investors. If all of such outstanding options and warrants had been exercised as of June 30, 2020, the pro forma as adjusted net tangible book value per share after this offering would be $            , and total dilution per share to new investors would be $          .
If the underwriters exercise in full their option to purchase additional shares of Class A common stock, our existing stockholders would own       % and the investors purchasing shares of our Class A common stock in this offering would own        % of the total number of shares of our Class A common stock and Class B common stock outstanding immediately after completion of this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
The following tables set forth our selected consolidated financial and operating data. The selected consolidated statements of operations and comprehensive loss data for the years ended December 31, 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2018 and 2019 are derived from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected historical consolidated statements of operations and comprehensive loss data for the six months ended June 30, 2019 and 2020, and the consolidated balance sheet data as of June 30, 2020 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. You should read the following selected consolidated financial and operating data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The selected audited consolidated financial and operating data in this section are not intended to replace our audited consolidated financial statements and the related notes and are qualified in their entirety by the audited consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results in any future period.

	Years Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in millions, except per share data)
Consolidated Statements of Operations and Comprehensive Loss
Net premiums earned	$40.2	$275.3	$98.6	$233.5
Net investment income	1.2	5.2	1.7	3.2
Net realized gains (losses) on investments	—	—	—	0.1
Fee income	1.9	9.7	3.8	8.6
Total revenue	$43.3	$290.2	$104.1	$245.4
Operating expenses:
Loss and loss adjustment expenses	43.5	321.4	109.6	227.2
Sales and marketing	40.3	109.6	39.2	53.2
Other insurance expense	10.2	52.3	18.9	26.6
Technology and development	8.2	24.0	8.4	27.3
General and administrative	9.3	43.0	22.4	42.2
Total operating expenses	111.5	550.3	198.5	376.5
Interest expense	0.9	22.3	2.6	13.4
Loss before income tax expense	(69.1)	(282.4)	(97.0)	(144.5)
Income tax expense	—	—	—	—
Net loss	(69.1)	(282.4)	(97.0)	(144.5)
Other comprehensive income:
Changes in unrealized gain on investments	—	0.6	0.7	4.9
Comprehensive loss	$(69.1)	$(281.8)	$(96.3)	$(139.6)
Loss per common share: basic and diluted	$(2.73)	$(8.33)	$(3.04)	$(3.74)
Weighted-average common shares outstanding: basic and diluted	25.3	33.9	31.9	38.6
Pro forma net loss per share: basic and diluted (unaudited)		(1.54)		(0.71)
Pro forma weighted average common shares outstanding: basic and diluted (unaudited)		182.9		204.7

	As of December 31,		As of June 30,
	2018	2019	2020
	(dollars in millions)
Consolidated Balance Sheet Data
Total investments	$20.2	$122.8	$222.4
Cash and cash equivalents	122.3	391.7	240.9
Restricted cash	—	24.9	1.0
Total assets	216.0	728.6	706.8
Total liabilities	129.1	542.2	633.6
Redeemable convertible preferred stock	189.6	560.4	560.4
Total stockholders’ (deficit)	(102.7)	(374.0)	(487.2)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Historical Consolidated Financial Data” and our consolidated financial statements and related notes and other information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.
Our Business
Root is a technology company revolutionizing personal insurance with a pricing model based upon fairness and a modern customer experience.
The Root advantage is derived from our unique ability to segment individual risk based on complex behavioral data, a customer experience built for ease of use and a product offering made possible with our full-stack insurance structure, all uniquely integrated into a single cloud-based technology platform that captures the entire insurance value chain – from customer acquisition to underwriting to claims and administration to ongoing customer engagement.
•Behavioral Data and Proprietary Telematics. Today, we believe we are the only P&C insurance carrier with a scaled proprietary telematics solution designed to price an entire book of business. By collecting and synthesizing massive amounts of rich, sensory behavioral data across thousands of driving variables, including distracted driving, we strive to price based more on causality than correlation. This allows us to price our customers’ policies more fairly—and in turn they pay premiums commensurate with their individual risk profile.
•Root Customer Experience. Our mobile-first customer experience is designed to make insurance simple. Our customers can on-board through their mobile phone in as little as 47 seconds, without touching their keyboard. Our customers can manage policy adjustments digitally, including through intelligent chat functions.
•Full-Stack Insurance Structure. We are a full-stack insurance carrier, which affords us complete autonomy with regards to the capabilities and features differentiating our product as well as our pace of innovation. We own and control nearly every aspect of policy design, origination, underwriting, claims and back-end processing, which enables us to iterate constantly and move quickly devoid of major third-party dependencies and inefficiencies. Additionally, we have the flexibility to adjust our use of reinsurance in response to market conditions, optimizing to a “capital-light” business model. We are licensed in 36 states, and our goal is to be licensed in all 50 states by early 2021.
Since launch, our model has delivered rapid growth and continuously improving operating results. Our DWP grew from $106.4 million in 2018 to $451.1 million in 2019. For the six months ended June 30, 2020, our DWP was $306.5 million. Our revenue was $43.3 million and $290.2 million in 2018 and 2019, respectively, and our net losses were $69.1 million and $282.4 million, respectively. For the six months ended June 30, 2020, our revenue was $245.4 million and our net loss was $144.5 million. See the section titled “Management's Discussion and Analysis of Financial Condition and Results of Operations — Components of Our Results of Operations”.
Our Model
Our model revolves around using integrated data and technology to create a pricing advantage through granular risk segmentation. The data we collect feeds proprietary risk scoring models which assist us in identifying what we believe to be the riskiest 10 - 15% of drivers on the road, a group we have elected not to quote thus avoiding a risk segment that is up to two times more likely to get in an accident than our average targeted customer. Instead, we strive to quote the remaining population fairly, often at a lower price than competitors, and build a more attractive book of business that contributes even more data to our flywheel.
Our model benefits from portfolio maturity. Today, our results are disproportionately weighted towards new customers. As of June 30, 2020, 47% of our portfolio was comprised of renewal premiums, compared to an industry standard of approximately 80%.
As we build an underlying base of recurring customers, we expect the following financial impact:
•Improve loss ratio. Loss ratios typically improve over the term of a customer relationship. For instance, we have observed loss ratios decline by 27% between the first and fourth term, which in turn drives profitability.
•Drive cross sell. Our product expansion provides an opportunity to generate additional premium without material incremental marketing cost. In the relatively short time since our product launch in active states, 5.4% of eligible auto customers have elected to bundle a renters policy with an auto policy.
•Maintain strong retention. As of June 30, 2020, our term one and term two policy retention rates, excluding policies that do not make it through the underwriting period and rescissions, were 84% and 75%, respectively. Over time retention rates may improve as we build deep relationships with our customers, and already we are seeing an improvement in retention with bundled offerings.
•Reduce marketing as a percentage of premium. Recurring customer premiums have no associated customer acquisition costs and minimal underwriting costs, driving profitability.
We use technology to drive efficiency across all functions, including distribution, underwriting, policy administration and claims in particular. This allows us to operate with a cost to acquire and cost to serve advantage. We efficiently acquire customers directly through multiple channels, including digital (performance), strategic partnerships, channel media and referrals, and as a result our marketing costs are well below industry averages. Today, we acquire more than 75% of our customers through our mobile app and mobile website. Additionally, we are realizing operating efficiencies as we scale against our fixed expense base. Our claims management expenses, as represented by our LAE, are in line with peers within only two years of bringing claims management in-house and with room to improve as we further embed machine learning into our processes.
Capital Management
We operate a “capital-light” business model and utilize a variety of reinsurance structures to maximize returns on shareholder capital. Our capital management objectives include:
1.Top-Line Growth Without a Commensurate Increase in Regulatory Capital Requirements. We utilize a variety of reinsurance solutions, quota share in particular, to manage our net retained premium base within our U.S. statutory entity, Root Insurance Company. This enables us to pursue our top-line growth potential, but manage capital requirements to a more tolerable level as we hold minimal incremental capital against premium that we cede to our reinsurance partners. Net of third-party reinsurance, over the long term we expect this structure to enable us to write at least four dollars of net retained premium for each one dollar of capital held across Root Insurance Company and our wholly-owned, Cayman Islands-based captive reinsurer, Root Re. While our reinsurance activities cede a portion of the profit, we expect the net impact to be highly accretive to us on a return basis.
2.Support of Customer Acquisition Costs. When we enter into a quota share reinsurance agreement, it is only for a defined period of time that we share profits associated with our customer base. As we own the customer relationship, it is at our discretion what level of customer profit potential we seek to share via reinsurance arrangements. In exchange for ceded premium, our reinsurance partners provide significant expense relief via a ceding commission, which we use to help defray customer acquisition costs.
3.Protection from Outsized Losses or Tail Events. Auto insurance is a stable insurance product with consistent and predictable underwriting results. At the same time, as a growth company with a “capital-

light” business model, we believe it is prudent to protect against large or unanticipated losses stemming from tail events. We utilize XOL coverage to mitigate such risk. Our XOL coverage programs provide us with (i) catastrophe protection, (ii) severity protection, and (iii) frequency / aggregate protection. We purchase catastrophe and severity protection against the entirety of our direct earned premium base. As of July 1, 2020, we utilize a frequency / aggregate protection against 100% of our net retained premium base via an innovative insurance-linked security. In aggregate, we believe these programs provide us with valuable capital and earnings preservation against remote negative scenarios.
We utilize quota share reinsurance with both third-party reinsurers as well as our wholly-owned Cayman reinsurance subsidiary, Root Re. As of July 1, 2020 we quota share approximately 70% of direct earned premiums to third-party reinsurers with a sequence of inception and maturity dates, and the majority of the ceded premiums covered on a cohort basis for four year duration. We quota share an additional 15% of direct earned premium to our captive as of July 1, 2020, which has an efficient capital structure and reduces our exposure to third-party market terms as we can easily increase cession levels if we find market terms unappealing. While third party quota share reinsurance has been core to our strategy since inception, beginning on July 1, 2020, we increased our use of third-party quota share reinsurance with the implementation of our staggered multi-treaty approach to our program. We expect to maintain this target level of third-party quota share reinsurance while rapidly growing our business in order to operate a capital light business model and mitigate market volatility. As our business scales, we expect to have the flexibility to reduce our quota share levels to maximize the return to shareholders.
Key Performance Indicators
We regularly review a number of metrics, including the following key performance indicators, to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions. We believe these non-GAAP and operational measures are useful in evaluating our performance, in addition to our financial results prepared in accordance with GAAP. See the section titled “— Non-GAAP Financial

Measures” for additional information regarding our use of adjusted gross profit/(loss) and its reconciliation to the most comparable GAAP measures.

	Years Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(dollars in millions, except Premiums per Policy)
Policies in Force
Auto	111,736	281,310	220,536	334,327
Renters	—	1,747	—	5,974
Premiums per Policy
Auto	$729	$904	$805	$909
Renters	$—	$127	$—	$139
Premiums in Force
Auto	$162.9	$508.6	$355.1	$607.8
Renters	$—	$0.2	$—	$0.8
Direct Written Premium	$106.4	$451.1	$187.9	$306.5
Direct Earned Premium	$61.4	$352.9	$133.4	$295.8
Gross Profit/(Loss)	$(10.4)	$(83.5)	$(24.4)	$(8.4)
Gross Margin	(24.0)%	(28.8)%	(23.4)%	(3.4)%
Adjusted Gross Profit/(Loss)	$(0.2)	$(54.2)	$(12.8)	$7.4
Ratio of Adjusted Gross Profit/(Loss) to Total Revenue	(0.5)%	(18.7)%	(12.3)%	3.0%
Ratio of Adjusted Gross Profit/(Loss) to Direct Earned Premium	(0.3)%	(15.4)%	(9.6)%	2.5%
Direct Loss Ratio	93.6%	99.9%	96.4%	81.3%
Direct LAE Ratio	16.9%	12.0%	10.4%	9.5%

The following table sets forth policies in force, premiums per policy, premiums in force, direct written premium, direct earned premium, gross profit/(loss), gross margin, adjusted gross profit/(loss), ratio of adjusted gross profit/(loss) to total revenue, ratio of adjusted gross profit/(loss) to direct earned premium, direct loss ratio and direct LAE ratio on a quarterly basis from March 31, 2019 through June 30, 2020:

	Three Months Ended
	2019				2020
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	(dollars in millions, except Premiums per Policy)
Policies in Force
Auto	176,179	220,536	242,631	281,310	334,209	334,327
Renters	—	—	825	1,747	3,163	5,974
Premiums per Policy
Auto	$770	$805	$877	$904	$889	$909
Renters	$—	$—	$122	$127	$133	$139
Premiums in Force
Auto	$271.3	$355.1	$425.6	$508.6	$594.2	$607.8
Renters	$—	$—	$0.1	$0.2	$0.4	$0.8
Direct Written Premium	$88.7	$99.2	$119.5	$143.7	$164.2	$142.3
Direct Earned Premium	$53.4	$80.0	$99.9	$119.6	$143.9	$151.9
Gross Profit/(Loss)	$(16.8)	$(7.6)	$(36.5)	$(22.6)	$(17.2)	$8.8
Gross Margin	(40.6)%	(12.1)%	(45.9)%	(21.2)%	(13.9)%	7.2%
Adjusted Gross Profit/(Loss)	$(11.7)	$(1.1)	$(27.2)	$(14.2)	$(8.7)	$16.1
Ratio of Adjusted Gross Profit/(Loss) to Total Revenue	(28.3)%	(1.8)%	(34.2)%	(13.3)%	(7.0)%	13.3%
Ratio of Adjusted Gross Profit/(Loss) to Direct Earned Premium	(21.9)%	(1.4)%	(27.2)%	(11.9)%	(6.0)%	10.6%
Direct Loss Ratio	104.8%	90.7%	113.3%	92.6%	92.8%	70.4%
Direct LAE Ratio	15.7%	6.9%	12.7%	13.4%	10.4%	8.5%
Policies in Force
We define policies in force as the number of current and active policyholders underwritten by us as of the period end date. We view policies in force as an important metric to assess our financial performance because policy growth drives our revenue growth, expands brand awareness, deepens our market penetration, and generates additional data to continue to improve the functioning of our platform.
Premiums per Policy
We define premiums per policy as the ratio of direct written premium on policies in force divided by policies in force. We view premiums per policy as an important metric since the higher the premiums per policy the greater the amount of earned premium we expect from each policy.
Premiums in Force
We define premiums in force as premiums per policy multiplied by policies in force multiplied by two. We view premiums in force as an estimate of annualized run rate of direct written premium as of a given period. Since our auto policies are six month policies, we multiply this figure by two in order to determine an annualized amount of premiums in force. We view this as an important metric because it is an indicator of the size of our portfolio of policies as well as an indicator of expected earned premium over the coming 12 months. Premiums in force is not a forecast of future revenue nor is it a reliable indicator of revenue expected to be earned in any given period. We believe that our calculation of premiums in force is useful to investors and analysts because it captures the impact of growth in customers and premiums per policy at the end of each reported period, without adjusting for known or projected policy updates, cancellations and non-renewals.
Direct Written Premium
We define direct written premium, as the total amount of direct premium on policies that were bound during the period. We view direct written premium as an important metric because it is the metric that most closely correlates with our growth in direct earned premium. We monitor this metric to understand our ability to grow and scale our customer base. Since premiums must be earned over the period in which coverage is provided, direct written premium represents the amount of new premiums written in the period that we expect to earn on a rolling basis over the next six months. In addition, direct written premium allows us to evaluate our growth prior to the impacts of reinsurance.
Direct Earned Premium
We define direct earned premium as the amount of direct premium that was earned during the period. Premiums are earned over the period in which insurance protection is provided, which is typically 6 months. We view direct earned premium as an important metric as it allows us to evaluate our growth prior to the impacts of reinsurance. It is the primary driver of our consolidated GAAP revenues. As with direct written premium, we monitor this metric to understand our ability to grow and scale our customer base.
Gross Profit/(Loss)
We define gross profit/(loss) as total revenue minus net loss and LAE expense and other insurance expense inclusive of depreciation and amortization. We view gross profit/(loss) as an important metric because we believe it is informative of the financial performance of our core insurance business.
Gross profit/(loss) margin is equal to gross profit/(loss) divided by revenue.
Adjusted Gross Profit/(Loss)
We define adjusted gross profit/(loss), a non-GAAP financial measure, as gross profit/(loss) excluding net investment income, and report costs, personnel costs, allocated overhead, licenses, professional fees and other expenses, which are included in other insurance expense. After these adjustments, the resulting calculation is inclusive of only those variable costs of revenue incurred on the successful acquisition of business. We view adjusted gross profit/(loss) as an important metric because we believe it measures our progress towards profitability for our core insurance business.
The ratio of adjusted gross profit/(loss) to total revenue is equal to adjusted gross profit/(loss) divided by revenue.
See the section titled “— Non-GAAP Financial Measures” for a reconciliation of total revenue to adjusted gross profit/(loss).
Ratio of Adjusted Gross Profit/(Loss) to Direct Earned Premium
The ratio of adjusted gross profit/(loss) to direct earned premium measures the relationship between the underlying business volume and gross economic benefit generated by our underwriting operations, on the one hand, and our underlying profitability trends, on the other. We rely on this measure, which supplements our gross profit/(loss) ratio as calculated in accordance with GAAP, because it provides management with insight into our underlying profitability trends with respect to our customer base. We use direct earned premium as the denominator in calculating this ratio because it reflects business volume free of elective capital efficiency choices related to our reinsurance programs.

	Years Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(dollars in millions)
Numerator: Adjusted Gross Profit/(Loss)	$(0.2)	$(54.2)	$(12.8)	$7.4
Denominator: Total Direct Earned Premium	61.4	352.9	133.4	295.8
Ratio of Adjusted Gross Profit/(Loss) to Direct Earned Premium	(0.3)%	(15.4)%	(9.6)%	2.5%
Direct Loss Ratio
We define direct loss ratio expressed as a percentage, as the ratio of direct losses to direct earned premium. Direct loss ratio excludes LAE. We view direct loss ratio as an important metric because it allows us to evaluate incurred losses and LAE separately prior to the impact of reinsurance.
Direct LAE Ratio
We define direct LAE ratio expressed as a percentage, as the ratio of direct LAE to direct earned premium. We view direct LAE ratio as an important metric because it allows us to evaluate incurred losses and LAE separately. Currently, we do not cede any of our LAE to third-party reinsurers; therefore, we actively monitor LAE ratio as it has a direct impact on our results regardless of our reinsurance strategy.
Recent Developments Affecting Comparability
COVID-19 Impact
In December 2019, COVID-19 was first reported in Wuhan, China and in March 2020, the World Health Organization declared a global pandemic. The global pandemic has severely impacted businesses worldwide, including within the insurance industry. We have been impacted by certain individual state bulletins that outline COVID-19 premium relief efforts, including restrictions on the ability to cancel policies for non-payment, requiring deferral of insurance premium payments for up to 60 days and restrictions on increasing policy premiums. COVID-19 has impacted and may further impact the broader economic environment, including negatively impacting unemployment levels, economic growth, the proper functioning of financial and capital markets and interest rates. As the COVID-19 pandemic continues to develop, there is uncertainty around the severity and duration of the pandemic and the pandemic’s potential change on our business and our financial performance. See the section titled “Risk Factors” for more details.
Comprehensive Reinsurance
We expect to continue to utilize reinsurance in the future, and our diversified approach to reinsurance allows us to be flexible in response to market conditions, which allows us to strategically fuel growth and technology investment by optimizing the amount of capital required in a “capital-light” model.
Key Factors and Trends Affecting our Operating Performance
Our financial condition and results of operations have been, and will continue to be, affected by a number of factors, including the following:
Our Ability to Attract New Customers
Our long-term growth will depend, in large part, on our continued ability to attract new customers to our platform. We intend to continue to drive new customer growth by leveraging our differentiated consumer experience and our telematics-based pricing. Additionally, our proprietary dataset will continue to scale as we grow, enabling us to enhance our predictive models that will further improve pricing and attract potential new customers. We will also continue to target attractive potential customer segments through our digital marketing channels and strategic partnerships. Similarly, we intend to increase our presence in digital and traditional channel media and launch a national advertising campaign to build our brand awareness. Our ability to attract new customers will depend on a number of factors, including the pricing of our products, offerings of our competitors, our ability to expand into new markets, and the effectiveness of our marketing efforts. Our ability to attract and retain customers depends on maintaining and strengthening our brand by providing superior customer experiences and competitive pricing. In particular, we are challenged by traditional insurers who have more diverse product offerings and longer established operating histories. These competitors can mimic certain aspects of our digital platform and offerings and as they have more types of insurance products, can offer customers the ability to “bundle” multiple coverage types together, which may be attractive to many customers.
Our Ability to Retain Customers
Our ability to derive significant lifetime value from our customer relationships depends, in part, on our ability to retain our customers over time. Strong retention allows us to build a recurring revenue base, generating additional premiums term over term without material incremental marketing costs. As we broadly retain customers and our book of business evolves to be more weighted towards renewals versus new business, as is the case with our mature competitors, we will benefit from the inherently lower loss ratios that characterize renewed premiums. Our ability to to retain customers will depend on a number of factors, including our customers’ satisfaction with our products, offerings of our competitors and pricing of products.
Our Ability to Expand Premiums and Fee Income Per Policy Through Cross-Sell
We are in the early stages of cross-selling non-auto products across our customer base. In 2019, we began offering renters insurance and, in May 2020, we launched our homeowners insurance policy in partnership with Homesite Insurance, or Homesite. Cross-sales allow us to generate additional premiums (renters) and fee income (homeowners) without material incremental marketing spend, and ultimately higher revenue per customer. We have also observed that bundling products with auto insurance improves retention as the relationship with our customer expands. Our success in expanding revenues through cross-sales depends on our marketing efforts with new products, continuous state expansion of these offerings and the pricing of our bundled products. The success of our renters insurance offering is also subject to our ability to develop underwriting capabilities to adequately price renters risk.
Our Ability to be Licensed in all States in the United States
Our long-term growth opportunity will benefit from our ability to provide insurance across more states in the United States. Today, we are licensed in 36 states, and active in 30 states, for auto insurance and expect to be licensed in all 50 states in early 2021. For renters insurance, we are licensed in 14 states and active in 8 states. Our continuous state expansion has unlocked a large total addressable market for sustained growth, made our direct targeted marketing more efficient and creates an opportunity to build a national brand, supporting our marketing holistically.
Our Ability to Manage Risk
We leverage technology to help manage risk. For instance, we leverage machine learning to “clean” behavioral data obtained through a customers’ mobile device and we use advanced statistical methods to model that data into usable behavior scores. We leverage intelligent chat functions, and various forms of machine learning and advanced automation help power our claims function. Technology is a key differentiator in managing risk across our key functions. Our success depends on our ability to adequately and competitively price risk.
Components of Our Results of Operations
Revenue
We generate revenue primarily from the sale of auto insurance policies within the United States and to a lesser extent from the sale of renters insurance policies. We have agency operations that generate commission revenue by selling homeowners insurance policies on behalf of a third-party insurance company. We also generate revenue through fee income from our customers paying on installment and from net investment income earned on our investment portfolio.
Net Premiums Earned
Premiums written are deferred and earned pro rata over the policy period. Net premiums earned represents the earned portion of our gross written premium, less the earned portion that is ceded to third-party reinsurers under our reinsurance agreements.
Net Investment Income
Net investment income represents interest earned from our fixed maturity and short-term investments less investment expenses. Net investment income is directly correlated with the overall size of our investment portfolio and with the market level of interest rates. The size of our investment portfolio, and consequently our net investment income, is expected to increase in future periods as we invest both customer premiums and equity proceeds into our investment portfolio.
Fee Income
For those policyholders who pay premiums on an installment basis, we charge a flat fee for each installment related to the additional administrative costs associated with processing more frequent billing. In addition, we have agency operations that generate commission revenues by selling a policy to a customer on behalf of a third-party insurance company.
Operating Expenses
Our operating expenses consist of loss and loss adjustment expenses, sales and marketing, other insurance expense, technology and development, and general and administrative expenses.
Loss and Loss Adjustment Expenses
Loss and LAE include an amount determined using adjuster determined case-base estimates for reported claims and actuarial determined unpaid claim estimates using past experience and historical emergence patterns for unreported losses and loss adjustment expenses. These reserves are established to cover the estimated ultimate cost to settle insured losses. The unpaid claim estimates consider loss trends, mix of business, and other risk factors impacting claims settlement. The method used to estimate unpaid LAE reserves is based on claims transaction data, including the relative cost of settling the range of claim types from express material damage claims to more complex injury cases.
Loss and LAE is net of amounts ceded to reinsurers. We enter into reinsurance contracts to limit our exposure to potential losses as well as to provide additional capacity for growth. These expenses are a function of the size and term of the insurance policies we write and the loss experience associated with the underlying risks. Loss and LAE may be paid out over a period of years.
Various other expenses incurred during claims processing are allocated to Loss and LAE. These amounts include claims salaries, health benefits, bonuses, employee retirement plan related expenses and share-based compensation expense, or Personnel Costs; software expense; internally developed software amortization; and overhead allocated based on headcount, or Overhead.
Sales and Marketing
Sales and marketing includes spend related to performance and partnership channels, channel media, advertising, branding, public relations, consumer insights and referral fees. These expenses also include related Personnel Costs and Overhead. We incur sales and marketing activities for all product offerings including our newly introduced Enterprise product. Sales and marketing are expensed as incurred.

We plan to continue investing in marketing to attract and acquire new customers, increase our brand awareness, and expand our Enterprise product offering. We expect that sales and marketing will increase in absolute dollars in future periods and vary from period-to-period as a percentage of revenue in the near-term. We expect that, in the long-term, our sales and marketing will decrease as a percentage of revenue as the proportion of renewals to our total business increases.
Other Insurance Expense
Other insurance expense includes underwriting expenses, credit card and policy processing expenses, premium write-offs, insurance license expenses, and Personnel Costs and Overhead related to actuarial and certain data science activities. Other insurance expense also includes amortization of deferred acquisition costs like premium taxes and report costs related to the successful acquisition of a policy. Other insurance expense is expensed as incurred, except for costs related to deferred acquisition costs that are capitalized and subsequently amortized over the same period in which the related premiums are earned. These expenses are also recognized net of ceding commissions earned.
Technology and Development
Technology and development consists of software development costs related to our mobile app and homegrown information technology systems; third-party services related to infrastructure support; Personnel Costs and Overhead for engineering, product, technology, and certain data science activities; and amortization of internally developed software. Technology and development is expensed as incurred, except for development and testing costs related to internally developed software that are capitalized and subsequently amortized over the expected useful life.
We expect technology and development to increase in absolute dollars and as a percentage of total revenue as we continue to devote significant resources to enhance our customer experience and continually improve our integrated technology platform. Over time, we expect technology and development to decrease as a percentage of revenue.
General and Administrative
General and administrative expenses primarily relate to external professional service expenses; Personnel Costs and Overhead for corporate functions; and depreciation expense for computers, furniture and other fixed assets. General and administrative expenses are expensed as incurred.
We expect general and administrative expenses to continue to increase in the near term, both in absolute dollars and as a percentage of total revenue, and then decrease as a percentage of revenue over time.
Interest Expense
Interest expense is not an operating expense; therefore, we include these expenses below operating expenses. Interest expense primarily relates to interest incurred on our long term debt; certain fees that are expensed as incurred; and the amortization of debt issuance costs, and the issuance of warrants. In addition, changes in the fair value of warrant liabilities that are associated with our long term debt and changes in the fair value of our former Simple Agreement for Future Equity, or SAFE, are recorded as interest expense.

Results of Operations
The following table presents our results of operations for the periods indicated:

	Six Months Ended June 30,
	2019	% of Total Revenue	2020	% of Total Revenue	$ Change	% Change
	(dollars in millions)
Net premiums earned	$98.6	94.7%	$233.5	95.2%	$134.9	136.8%
Net investment income	1.7	1.6%	3.2	1.3%	1.5	88.2%
Net realized gains (losses) on investments	—	—%	0.1	—%	0.1	—%
Fee income	3.8	3.7%	8.6	3.5%	4.8	126.3%
Total revenue	104.1	100.0%	245.4	100.0%	141.3	135.7%

Operating expenses:
Loss and loss adjustment expenses	109.6	105.3%	227.2	92.6%	117.6	107.3%
Sales and marketing	39.2	37.7%	53.2	21.7%	14.0	35.7%
Other insurance expense	18.9	18.2%	26.6	10.8%	7.7	40.7%
Technology and development	8.4	8.1%	27.3	11.1%	18.9	225.0%
General and administrative	22.4	21.5%	42.2	17.2%	19.8	88.4%
Total operating expenses	198.5	190.7%	376.5	153.4%	178.0	89.7%

Interest expense	2.6	2.1%	13.4	7.7%	10.8	415.4%

Loss before income tax expense	(97.0)	(159.6)%	(144.5)	(97.3)%	(47.5)	N.M.
Income tax expense	—	—%	—	—%	—	—%
Net loss	(97.0)	(159.6)%	(144.5)	(97.3)%	(47.5)	N.M.
Other comprehensive income:
Changes in unrealized gain on investments	0.7	—%	4.9	0.2%	4.2	—%
Comprehensive loss	$(96.3)	(159.6)%	$(139.6)	(97.1)%	$(43.3)	N.M.
______________
N.M. - Percentage change not meaningful
Comparison of the Six Months Ended June 30, 2019 and 2020
Revenue
Net Premiums Earned
Net premiums earned increased $134.9 million, or 136.8%, from $98.6 million for the six months ended June 30, 2019 to $233.5 million for the six months ended June 30, 2020, which was primarily attributable to significant growth in policies in force between the periods driven by expansion into five new states and deeper market penetration in existing states and territories, as well as greater average premium per policy primarily due to pricing changes implemented throughout the periods.
Fee Income
Fee income increased $4.8 million, or 126.3%, from $3.8 million for the six months ended June 30, 2019 to $8.6 million for the six months ended June 30, 2020. The increase was primarily due to increased customer volumes and an increase in customers paying in installments.

Operating Expenses
Loss and Loss Adjustment Expenses
Loss and LAE increased $117.6 million, or 107.3%, from $109.6 million for the six months ended June 30, 2019 to $227.2 million for the six months ended June 30, 2020. The increase was primarily due to higher claims between the periods driven by the greater exposure base due to growth in premium volume and policies in force. As a percentage of revenue, loss and LAE decreased from 105.3% for the six months ended June 30, 2019 to 92.6% for the six months ended June 30, 2020, this change is primarily attributable to a decrease in driving and claim count due to COVID-19 stay-at-home restrictions, which began in March 2020 and lasted into mid-second quarter 2020.
Sales and Marketing
Sales and marketing increased $14.0 million, or 35.7%, from $39.2 million for the six months ended June 30, 2019 to $53.2 million for the six months ended June 30, 2020. The increase was primarily due to our continuing efforts to increase our customer base through greater investment in digital and partnership marketing channels. Personnel Costs increased between the periods as we hired additional sales and marketing headcount to support our continued growth and expansion into new markets. Sales and marketing as a percentage of revenue decreased from 37.7% of revenue for the six months ended June 30, 2019 to 21.7% of revenue for the six months ended June 30, 2020 due to a slowdown in digital marketing spend related to the uncertainty surrounding the COVID-19 pandemic beginning in mid-March 2020.
Other Insurance Expense
Other insurance expense increased $7.7 million, or 40.7%, from $18.9 million for the six months ended June 30, 2019 to $26.6 million for the six months ended June 30, 2020. The increase was primarily due to greater underwriting costs and premium write offs between the periods. Greater amortization of deferred acquisition costs during the first six months of 2020 was driven by increased customer volumes resulting in higher variable costs, including premium taxes and underwriting costs. Personnel Costs within other insurance expense was greater during the first six months of 2020 due to the hiring of additional actuarial and data science staff. This was partially offset by greater ceding commission contra-expense during the first six months of 2020. Other insurance expense as a percentage of revenue decreased from 18.2% of revenue for the six months ended June 30, 2019 to 10.8% of revenue for the six months ended June 30, 2020.
Technology and Development
Technology and development increased $18.9 million, or 225.0%, from $8.4 million for the six months ended June 30, 2019 to $27.3 million for the six months ended June 30, 2020. The increase was primarily due to greater Personnel Costs between the periods driven by share-based compensation expense attributable to the March 2020 secondary tender offer, as well as significant headcount growth of the engineering and product teams during the first six months of 2020. In addition, we incurred greater software and amortization of internally developed software expense during the first six months of 2020 as we continued to invest in developing and improving our technology platforms. Technology and development expense as a percentage of revenue increased from 8.1% of revenue for the six months ended June 30, 2019 to 11.1% of revenue for the six months ended June 30, 2020 primarily attributable to the secondary tender offer discussed above.
General and Administrative
General and administrative increased $19.8 million, or 88.4%, from $22.4 million for the six months ended June 30, 2019 to $42.2 million for the six months ended June 30, 2020. The increase was primarily driven by the increase in share-based compensation expense related to the secondary tender offer completed in the first quarter of 2020. In addition, the increase in general and administrative was driven by greater legal and other professional costs as well as additional headcount during the first six months of 2020 as we increased finance, legal, and administrative personnel to support our overall growth and expanded compliance related initiatives. General and administrative expense as a percentage of revenue decreased from 21.5% of revenue for the six months ended June 30, 2019 to 17.2% of revenue for the six months ended June 30, 2020 as we achieved greater economies of scale.

Interest Expense
Interest expense increased $10.8 million, or 415.4%, from $2.6 million for the six months ended June 30, 2019 to $13.4 million for the six months ended June 30, 2020. The increase was primarily due to higher outstanding debt during the first six months of 2020 compared to first six months of 2019 that resulted in additional interest expense; certain debt related fees that were expensed as incurred; the amortization of capitalized debt and warrants issuance costs; and paid-in-kind, or PIK, interest expense. In addition, interest expense for the first six months of 2020 includes a fair value adjustment of warrants.
The following table presents our results of operations for the periods indicated:

	Years Ended December 31,
	2018	% of Total Revenue	2019	% of Total Revenue	$ Change	% Change
	(dollars in millions)
Net premiums earned	$40.2	92.8%	$275.3	94.9%	$235.1	584.8%
Net investment income	1.2	2.8%	5.2	1.8%	4.0	333.3%
Fee income	1.9	4.4%	9.7	3.3%	7.8	410.5%
Total revenue	43.3	100.0%	290.2	100.0%	246.9	570.2%

Operating expenses:
Loss and loss adjustment expenses	43.5	100.5%	321.4	110.8%	277.9	638.9%
Sales and marketing	40.3	93.1%	109.6	37.8%	69.3	172.0%
Other insurance expense	10.2	23.6%	52.3	18.0%	42.1	412.7%
Technology and development	8.2	18.9%	24.0	8.3%	15.8	192.7%
General and administrative	9.3	21.5%	43.0	14.8%	33.7	362.4%
Total operating expenses	111.5	257.5%	550.3	189.6%	438.8	393.5%

Interest expense	0.9	2.1%	22.3	7.7%	21.4	2377.8%

Loss before income tax expense	(69.1)	(159.6)%	(282.4)	(97.3)%	(213.3)	N.M.
Income tax expense	—	—%	—	—%	—	—%
Net loss	(69.1)	(159.6)%	(282.4)	(97.3)%	(213.3)	N.M.
Other comprehensive income:
Changes in unrealized gain on investments	—	—%	0.6	0.2%	0.6	—%
Comprehensive loss	$(69.1)	(159.6)%	$(281.8)	(97.1)%	$(212.7)	N.M.
______________
N.M. - Percentage change not meaningful
Comparison of Years Ended December 31, 2018 and 2019
Revenue
Net Premiums Earned
Net premiums earned increased $235.1 million, or 584.8%, from $40.2 million for the year ended December 31, 2018 to $275.3 million in 2019, which was primarily attributable to significant growth in policies in force during the year driven by expansion into seven new states and the addition of new product offerings.

Net Investment Income
Net investment income increased $4.0 million, or 333.3%, from $1.2 million for the year ended December 31, 2018 to $5.2 million in 2019. The increase was primarily due to higher average balance of investments during the year ended December 31, 2019. We mainly invest in U.S. Treasury securities, municipal securities, corporate debt securities, residential mortgage-backed securities, commercial mortgage-backed securities, and other debt obligations.
Fee Income
Fee income increased $7.8 million, or 410.5%, from $1.9 million for the year ended December 31, 2018 to $9.7 million in 2019. The increase was primarily due to increased customer volumes and an increase in customers paying in installments.
Operating Expenses
Loss and Loss Adjustment Expenses
Loss and LAE increased $277.9 million, or 638.9%, from $43.5 million for the year ended December 31, 2018 to $321.4 million in 2019. The increase was primarily due to increased claims between the periods which corresponds to growth in premium volume and customer base. We incurred higher loss and LAE expense during the year ended December 31, 2019 due to the recognition of loss corridor expense as a feature of certain reinsurance agreements. LAE dollars grew between periods primarily driven by transitioning claims from a third-party administrator to an in-house function beginning in late 2018. Loss and LAE as a percentage of revenue increased from 100.5% of revenue in 2018 to 110.8% of revenue in 2019.
Sales and Marketing
Sales and marketing increased $69.3 million, or 172.0%, from $40.3 million for the year ended December 31, 2018 to $109.6 million in 2019. The increase was primarily due to our continuing efforts to increase our customer base and marketing to the seven additional states into which we expanded to during 2019. Personnel Costs allocated to sales and marketing grew between the periods as we scaled up our sales and marketing function between the periods. Sales and marketing as a percentage of revenue decreased from 93.1% of revenue in 2018 to 37.8% of revenue in 2019 as we achieved greater economies of scale.
Other Insurance Expense
Other insurance expense increased $42.1 million, or 412.7%, from $10.2 million for the year ended December 31, 2018 to $52.3 million in 2019. The increase was primarily due to greater underwriting costs and premium write offs, as well as increased amortization of deferred acquisition costs during 2019 due to increased customer volumes resulting in higher variable costs, including premium taxes and underwriting costs. Greater sliding scale commission expense was recognized during 2019. Other insurance expense was partially offset by ceding commission contra-expense during 2019. Personnel Costs within other insurance expense was greater in 2019 as additional actuarial and data science staff were added during 2019. Other insurance expense as a percentage of revenue decreased from 23.6% of revenue in 2018 to 18.0% of revenue in 2019.
Technology and Development
Technology and development increased $15.8 million, or 192.7%, from $8.2 million for the year ended December 31, 2018 to $24.0 million in 2019. The increase was primarily due to greater Personnel Costs within technology and development between the periods driven by significant headcount growth of the engineering and product teams during 2019. In addition, we incurred greater software and amortization of internally developed software expense during 2019 as we continued to invest in developing and improving our technology platforms. Technology and development as a percentage of revenue decreased from 18.9% of revenue in 2018 to 8.3% of revenue in 2019 as we achieved greater economies of scale.

General and Administrative
General and administrative increased $33.7 million, or 362.4%, from $9.3 million for the year ended December 31, 2018 to $43.0 million in 2019. The increase was primarily driven by the increase in share-based compensation expense related to the secondary tender offer completed in the first quarter of 2019. In addition, the increase in general and administrative was driven by greater headcount in 2019 allocated to general and administrative expense as well as greater legal and other professional costs. General and administrative as a percentage of revenue decreased from 21.5% of revenue in 2018 to 14.8% of revenue in 2019 as we achieved greater economies of scale.
Interest Expense
Interest expense increased $21.4 million, or 2,377.8%, from $0.9 million for the year ended December 31, 2018 to $22.3 million in 2019. The increase was primarily due to issuance of new term loans executed during 2019 that resulted in additional interest expense; certain debt related fees that were expensed as incurred; the amortization of certain capitalized debt issuance costs, and the issuance of warrants. In addition, we adjusted the fair value of the SAFE instrument prior to its conversion into shares of Series E redeemable convertible preferred stock.
Non-GAAP Financial Measure
The non-GAAP financial measure below has not been calculated in accordance with generally accepted accounting principles in the United States, or GAAP, and should be considered in addition to results prepared in accordance with GAAP and should not be considered as a substitute for, or superior to, GAAP results. In addition, adjusted gross profit/(loss) should not be construed as indicators of our operating performance, liquidity or cash flows generated by operating, investing and financing activities, as there may be significant factors or trends that they fail to address. We caution investors that non-GAAP financial information, by its nature, departs from traditional accounting conventions. Therefore, its use can make it difficult to compare our current results with our results from other reporting periods and with the results of other companies.
Our management uses this non-GAAP financial measure, in conjunction with GAAP financial measures, as an integral part of managing our business and to, among other things: (1) monitor and evaluate the performance of our business operations and financial performance; (2) facilitate internal comparisons of the historical operating performance of our business operations; (3) facilitate external comparisons of the results of our overall business to the historical operating performance of other companies that may have different capital structures and debt levels; (4) review and assess the operating performance of our management team; (5) analyze and evaluate financial and strategic planning decisions regarding future operating investments; and (6) plan for and prepare future annual operating budgets and determine appropriate levels of operating investments.
Adjusted Gross Profit/(Loss)
We define adjusted gross profit/(loss) as gross profit/(loss) excluding net investment income, net realized gains (losses) on investments, report costs, Personnel Costs, allocated Overhead, licenses, professional fees and other expenses which are included in other insurance expense. We define the ratio of adjusted gross profit/(loss) to total revenue as adjusted gross profit/(loss) divided by total revenue. We define the ratio of adjusted gross profit/(loss) to direct earned premium as adjusted gross profit/(loss) divided by direct earned premium.

The following table provides a reconciliation of total revenue to adjusted gross profit/(loss):

	Years Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(dollars in millions)
Total revenue	$43.3	$290.2	$104.1	$245.4
Loss and LAE	(43.5)	(321.4)	(109.6)	(227.2)
Other insurance expense	(10.2)	(52.3)	(18.9)	(26.6)
Gross profit/(loss)	(10.4)	(83.5)	(24.4)	(8.4)
Gross Margin	(24.0)%	(28.8)%	(23.4)%	(3.4)%
Less:
Net investment income	(1.2)	(5.2)	(1.7)	(3.2)
Net realized gains (losses) on investments	—	—	—	(0.1)
Report costs	9.7	29.7	11.5	14.9
Personnel costs	1.6	3.9	1.5	3.5
Allocated overhead, licenses, professional fees and other	0.1	0.9	0.3	0.7
Adjusted gross profit/(loss)	$(0.2)	$(54.2)	$(12.8)	$7.4
Direct earned premium	$61.4	$352.9	$133.4	$295.8
Ratio of adjusted gross profit/(loss) to total revenue	(0.5)%	(18.7)%	(12.3)%	3.0%
Ratio of adjusted gross profit/(loss) to direct earned premium	(0.3)%	(15.4)%	(9.6)%	2.5%
Liquidity and Capital Resources
We are organized as a holding company, but our primary operations are conducted by our wholly-owned insurance subsidiary, Root Insurance Company, an Ohio-domiciled insurance company.
The payment of dividends by our insurance subsidiary is subject to restrictions set forth in the insurance laws and regulations of the State of Ohio. The State of Ohio insurance laws require Ohio domiciled insurance companies to notify the superintendent of the Ohio DOI to seek prior regulatory approval to pay a dividend or distribute cash or other property if the fair market value thereof, together with that of other dividends paid or distributions made within the preceding 12 months, exceeds the greater of 10% of the insurance company’s statutory basis policyholders’ surplus as of the preceding December 31 or the statutory basis net income of the insurance company for the 12-month period ended as of the preceding December 31. To date, our insurance subsidiary has not paid any dividends and as of December 31, 2019, it was not permitted to pay any dividends to us without approval of the superintendent of the Ohio DOI.
In addition, the Risk-Based Capital Model Act adopted by the NAIC provides formulas to determine the amount of capital that an insurance company must maintain to ensure that it has an acceptable expectation of not becoming financially impaired. As our insurance subsidiary’s business grows, the amount of capital we are required to maintain to satisfy our risk-based capital requirements may increase significantly. To comply with these regulations, we may be required to maintain capital in the insurance subsidiary that we would otherwise invest in our growth and operations. At December 31, 2019, our insurance subsidiary maintained a risk-based capital level that is in excess of an amount that would require any corrective actions on our part. Our insurance subsidiary’s primary sources of funds are capital contributions from the holding company, premiums earned, fee income revenues, and net investment income. Funds are primarily used to pay claims and operating expenses and to purchase investments.
Our wholly-owned, Cayman Islands-based reinsurance subsidiary, Root Re, maintains a Class B(iii) insurer license under CIMA. At December 31, 2019, Root Re was subject to compliance with certain capital levels and a net earned premium to capital ratio of 8:1, which was maintained as of December 31, 2019. The capital ratio can fluctuate at Root Re’s election, subject to regulatory approval. Root Re’s primary sources of funds are capital contributions from the holding company, ceded insurance premiums and net investment income. These funds are primarily used to pay claims and operating expenses and to purchase investments. Root Re must receive approval from CIMA before it can pay any dividend to the holding company.
Since inception, we have financed operations primarily through sales of insurance policies and the net proceeds we have received from our issuance of preferred stock, debt, and sales of investments. As of December 31, 2019, we had $391.7 million in cash and cash equivalents and $122.8 million in marketable securities.
Our cash and cash equivalents primarily consist of bank deposits and money market funds. Our marketable securities consist of U.S. treasury securities, municipal securities, corporate debt securities, residential and commercial mortgage-backed securities, and other debt obligations.
We believe that our existing cash and cash equivalents, marketable securities, and cash flow from operations will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our insurance premium growth rate, renewal activity, including the timing and the amount of cash received from customers, the expansion of marketing activities, the timing and extent of spending to support development efforts, the introduction of new and enhanced products, the continuing market adoption of offerings on our platform, and the current uncertainty in the global markets resulting from the worldwide COVID-19 pandemic.
The following table summarizes our cash flow data for the periods presented:

	Years Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in millions)
Net cash used in operating activities	$(26.1)	$(127.2)	$(38.0)	$(62.4)
Net cash used in investing activities	(20.6)	(114.0)	(45.6)	(99.3)
Net cash provided by (used in) financing activities	150.9	535.5	92.7	(13.0)
Net cash used in operating activities for the six months ended June 30, 2020 was $62.4 million an increase of net cash used of $24.4 million from $38.0 million for the six months ended June 30, 2019. This reflected the $144.5 million net loss for the six months ended June 30, 2020, which includes the impact of the non-cash tender offer and an increase in bad debt expense. This was partially offset by net cash provided by changes in our operating assets and liabilities, which is primarily attributable to loss and loss adjustment expense reserves, reinsurance premiums payable and unearned premiums which outpaced the increases in prepaid reinsurance premiums, premiums receivable and reinsurance recoverable. Cash used in operating activities was $38.0 million for the six months ended June 30, 2019. This resulted from our net loss of $97.0 million, partially offset by non-cash tender offer expense. Net cash provided by changes in operating assets and liabilities primarily consisted of increases in unearned premiums, loss and loss adjustment expense reserves and reinsurance premiums payable which outpaced the growth of premiums receivable, reinsurance recoverable and prepaid reinsurance premiums. The increase in cash used in operating activities from the six months ended June 30, 2020 compared to the six months ended June 30, 2019 was primarily due to the volume and timing of premium receipts and claims payments as well as change in tender offer and bad debt expense.
Net cash used in operating activities for the year ended December 31, 2019 was $127.2 million a decrease of $101.1 million from $26.1 million for the year ended December 31, 2018. This reflected the $282.4 million net loss for the year ended December 31, 2019, which includes the non-cash impact of the SAFE fair value adjustment and tender offer expense. This was partially offset by increased loss and loss adjustment expenses reserves, unearned premiums and accounts payable and accrued expenses, which outpaced the increases in premiums receivable. Cash used in operating activities was $26.1 million for the year ended December 31, 2018. This resulted from our net loss of $69.1 million, partially offset by cash provided our net cash provided by changes in our operating assets and liabilities, which is primarily attributable to unearned premiums, losses and loss adjustment expenses reserves and reinsurance premiums payable which outpaced the growth of premiums receivable, reinsurance recoverable and prepaid reinsurance premiums. The increase in cash used in operating activities for the year ended December 31, 2019 compared to the year ended December 31, 2018 was primarily due to volume and timing of payments driven by growth in our policies in force as well as tender offer and SAFE fair value adjustment expense.
Net cash used in investing activities for the six months ended June 30, 2020 was $99.3 million compared to $45.6 million of net cash used in investing activities for the six months ended June 30, 2019. The increase was primarily due to an increase in the purchases of corporate debt securities, commercial mortgage-backed securities, residential mortgage-backed securities, and other debt obligations and lower proceeds received from the maturity of our debt securities for the six months ended June 30, 2020 compared to six months ended June 30, 2019.
Net cash used in investing activities for the year ended December 31, 2019 was $114.0 million compared to $20.6 million of net cash used in investing activities in 2018. The increase was primarily due to an increase in the purchases of corporate debt securities, commercial mortgage-backed securities, and other debt obligations. This was partially offset by higher proceeds received from the maturity of our debt securities in 2019 compared to 2018.
Net cash used in financing activities for the six months ended June 30, 2020 was $13.0 million, primarily due to partial repayment of Term Loan A. Net cash provided by financing activities for the six months ended June 30, 2019 was $92.7 million primarily due to the proceeds from our Term Loan A and SAFE agreements, which was partially offset by the repayment of letter of credit and notes payable.
Net cash provided by financing activities for the year ended December 31, 2019 was $535.5 million compared to $150.9 million of net cash provided by financing activities in 2018. The increase in cash provided by financing activities was primarily due to the issuance of our Series E preferred shares and the proceeds from our Term Loan A and Term Loan B agreements, including amending our existing term loan that increased our borrowings, during 2019.
Contractual Obligations
The following is a summary of material contractual obligations and commitments as of December 31, 2019:

	Payments Due by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	After 5 Years
	(in millions)
Long-term debt	$199.5	$99.5	$—	$100.0	$—
Interest on long-term debt(1)	55.1	3.4	—	51.7	—
Operating leases	16.3	3.3	6.4	6.2	0.4
Purchase commitments	4.4	2.3	2.1	—	—
Total	$275.3	$108.5	$8.5	$157.9	$0.4
_______________
(1)We have the option to PIK interest on Term Loan B for up to three years, or the PIK Period from the date of closing. Through the year-ended December 31, 2019, we have elected to PIK interest on Term Loan B and we plan to PIK interest for the full PIK Period. See Note 8, Long-Term Debt, to the consolidated financial statements included elsewhere in this prospectus.
As of June 30, 2020, and subsequent to December 31, 2019, we executed a material operating lease with the following payments due: $0.2 million over the remaining six months in 2020, $2.0 million in 2021-2022, $2.5 million in 2023-2024, and $4.0 million in 2025 and beyond.
Financing Arrangements
On April 17, 2019, we closed on a $65.0 million term loan, or Term Loan A, to a group of syndicated financial institutions including SunTrust Bank (now known as Truist Bank), Huntington National Bank, Silicon Valley Bank, or, collectively, the Lenders. The maturity of Term Loan A is October 16, 2020. Interest is paid monthly and is determined on a floating interest rate calculated on the 1-month LIBOR plus an applicable margin of 4%.

On June 26, 2019, we finalized an incremental term loan joinder agreement of $35.0 million to upsize Term Loan A with an additional lender (Western Alliance Bank) to bring the total Term Loan A principal balance to $100 million.
On November 25, 2019, we entered into an amended and restated Term Loan A in conjunction with an additional closing on a note purchase agreement of $100.0 million, or Term Loan B, with Centerbridge Partners, L.P., a private equity investor, or collectively our term loans. The maturity of Term Loan B is November 25, 2024. Interest is determined on a floating interest rate calculated on the 3-month LIBOR plus an applicable margin of 7%. In the event LIBOR is no longer available to the market, we will enter into an amended agreement, in accordance with the current agreement's terms, to reflect the alternate rate of interest based on this successor rate. We have the option to pay interest in-kind, or PIK, on Term Loan B for up to 3 years, or the PIK Period, from the date of closing. PIK interest will be added to the principal balance every 3 months until the end of the PIK Period, and interest will subsequently be paid quarterly. Through the year ended December 31, 2019, we have elected to PIK interest on Term Loan B. As a part of closing of Term Loan B, we issued warrants to purchase 2.8 million shares of our common stock with a strike price of $0.0001 per share and an expiration date of November 25, 2026. These warrants are classified as liabilities, within long-term debt on the consolidated balance sheets, because they may be settled with a variable number of our shares. The nature of these variable warrants is such that the Term Loan B and warrants holder will earn a rate of return between 20% to 30%. Accordingly, the warrants contract does not limit the number of shares that we could be required to issue. The fair value of these options as of December 31, 2019 was $7.2499 per share. Interest expense of $0.4 million related to the warrants was recognized during the year-ended December 31, 2019 on the consolidated statements of operations and comprehensive loss. The debt discount associated with these warrants, net of accumulated amortization and issuance costs, as of December 31, 2019 is approximately $19.5 million presented as long-term debt and warrants on the consolidated balance sheets.
In connection with the amended and restated Term Loan A on November 25, 2019, Silicon Valley Bank exited the Term Loan A syndication and their $24.9 million of outstanding debt was reallocated to two of the existing holders of Term Loan A on a pro rata basis. This required us to escrow $24.9 million of cash for a potential pay down of the corresponding debt. The cash in escrow is reflected as restricted cash on the consolidated balance sheets as of December 31, 2019. In February 2020, we amended Term Loan A to add a new financial institution (Goldman Sachs Lending Partners LLC) to the syndicate in the amount of $12.5 million. Accordingly, $12.4 million of the $24.9 million escrowed funds was remitted to us and the other $12.5 million was remitted to the two aforementioned existing holders to pay down the pro rata portion of the reallocated Term Loan A.
In September 2020, we amended Term Loan A to add financial institutions (Barclays, Deutsche Bank, Morgan Stanley and Wells Fargo) to the syndication, upsize the outstanding facility by $13.5 million, and extend its maturity to October 15, 2021. We also opened a $100 million revolving line of credit with members of the Term Loan A syndication.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity or cash flows.
Critical Accounting Policies and Estimates
Our financial statements are prepared in accordance with GAAP. The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires our management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period. We evaluate our significant estimates on an ongoing basis, including, but not limited to, estimates related to reserves for loss and loss adjustment expense, premium write-offs, share-based compensation, and valuation allowance on our deferred tax asset. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information, see Note 2, Summary of Significant Accounting Policies, to the consolidated financial statements included elsewhere in this prospectus.
Loss and LAE Reserves
Loss and LAE reserves represent management’s best estimate of the ultimate liability for all reported and unreported claims that occurred prior to the end of each accounting period but have not yet been paid. These reserves are established to cover the estimated ultimate cost to settle insured losses. Loss and LAE reserves include an amount determined using adjuster determined case-base estimates for reported claims and on actuarial unpaid claim estimates using past experience and historical emergence patterns for unreported loss and LAE. Case reserve amounts are determined by claims adjusters following our case reserving practices, which consider the circumstances presented with each claimant, applicable policy provisions, and state law. The unpaid claim estimates consider loss cost trends, mix of business, and other risk factors impacting claims settlement. The methods used to estimate ultimate loss reserves by accident month include reported loss development, paid loss development, expected loss ratio, or ELR, frequency-severity, premium based Bornhuetter/Ferguson, or B/F, and exposure based B/F using frequency-severity. The method used to estimate unpaid LAE reserves is determined by a transaction-based allocation method where historical claim department activities are measured by their relative effort or cost for handling different claim types. Our estimation for unpaid LAE reserves includes the ultimate cost of settling a range of claim types from express material damage claims to more complex bodily injury cases.
The evaluation and estimation of ultimate losses and LAE requires considerable judgment in understanding how claims mature, how claims differ between lines of business, and how changes in the business impact claims settlement over time. Loss reserves represent a liability estimate at a given point in time based on many input variables including historical and statistical information, inflation, contract interpretation, weather catastrophe impacts, regulatory environment, and economic conditions. While we consider many inputs into the loss reserve valuation process, as well as several actuarial methodologies, there is no single method for determining the exact ultimate claims liability. In many cases, we use multiple estimation methods based on the particular facts and circumstances of the claims and liabilities being evaluated, resulting in a range of reasonable estimates for reserves for losses and LAE. We do not discount reserves.
Our actuarial reserving team performs monthly reviews of the claims experience and loss emergence to support our estimation of ultimate losses and LAE. A few considerations and assumptions in estimating ultimate claim liabilities includes relative case reserve adequacy over time, claims cycle time, claims settlement practices, exposure growth, actuarial projections, current economic conditions, driving patterns observed from telematics, weather catastrophes, and claim litigation. Our loss reserves can be grouped by claim type, where amounts related to material damage of vehicles and property tend to settle within 6 to 12 months, while claims that involve injuries or personal liability have a much longer time period between the occurrence of a loss and the settlement of the claim. In general, the longer the time span between the incidence of a loss and the settlement of the claim, the more the ultimate settlement amount can vary.
Because actual experience can differ from key assumptions used in establishing reserves, there is potential for significant variation in the development of loss reserves. There is considerable uncertainty associated with the actuarial estimates, and therefore the actual losses and LAE paid in the future may differ materially from the reserves we have recorded. Our loss estimates are continually reviewed by management and adjusted as necessary; with adjustments included in the period determined.
The key assumptions that materially affect the estimate of the reserves for loss and LAE are as follows:
•Many of the actuarial estimation methods assume that the speed of claim payments and claim closures, also known as cycle time, remains relatively consistent over time. While fluctuations and improvements in cycle time are expected as we grow, these timing changes can be difficult to discern from normal process risk variability in the data.

•For actuarial methods that rely on case reserve data, there is an implicit assumption that the adequacy of case reserve estimates stays relatively constant over time. For example, if the held case reserves represent the 50th percentile outcome for each claim, then any changes to this case reserve level, either higher or lower, would impact the ultimate loss estimates.
•Actuarial methods that rely on exposure bases, such as premiums or car years, perform better when the mix of business is relatively stable over time. Rapid business growth can change the mix of business across several dimensions: new business versus renewal, geography profile, and underwriting profile. As such, prior estimates of claim frequency, claim severity, or loss ratio may not be as predictive of future results when the mix of business changes.
•Broader macro level economics can have a material impact on loss reserve estimates, such as a rapid change in miles driven as was observed with COVID-19; unanticipated inflation, regulatory restrictions, and legal developments as they relate to contract and coverage interpretation and enforceability.
Due to the inherent uncertainty in determining our ultimate cost of settling claims, we evaluate what the potential impact on consolidated results of operations, financial position, and liquidity would be based on a hypothetical 5% and 10% increase or decrease in key assumptions described above. The loss reserve range noted below represents a range of reasonably likely reserves, not a range of all possible reserves. Therefore, the ultimate losses could reach levels corresponding to reserve amounts outside of the range provided. Given our growth from inception in 2015, we believe evaluating sensitivity based on a hypothetical increase or decrease of 5% and 10% is reflective of management’s best estimate and provides a conservative range of variability in key assumptions. The below tables present this sensitivity analysis:

	Scenarios for Changes in Bodily Injury Claim Severity for all Accident Years
	(10)%	(5)%	—%	5%	10%
Bodily injury liability	$52.5	$55.4	$58.3	$61.3	$64.2
Uninsured and underinsured bodily injury	13.1	13.8	14.5	15.2	16.0
All other coverages	30.4	32.1	33.8	35.5	37.2
Total losses—net of reinsurance	$96.0	$101.3	$106.6	$112.0	$117.4
Our loss and LAE expense reserves are recorded gross of reinsurance and net of amounts expected to be received from salvage (the amount recovered from the damaged property after the we pay for a total loss) and subrogation (the right to recover payments from third parties).
Premium Revenue, Fee Income and Related Expenses
Premiums written are deferred and earned pro rata over the policy period. Unearned premium is established to cover the unexpired portion of premiums written. A premium deficiency is recorded when the sum of expected losses, loss adjustment expenses, unamortized acquisition costs and maintenance costs exceed the recorded unearned premium reserve and anticipated investment income. A premium deficiency reserve is recognized as a reduction of deferred acquisition costs and, if necessary, by accruing an additional liability for the deficiency, with a corresponding charge to operations. We did not record a premium deficiency reserve in 2018 and 2019, respectively.
Premiums receivable represents premiums written but not yet collected. Generally, premiums are collected prior to providing risk coverage, minimizing our exposure to credit risk. Due to a variety of factors, certain premiums billed may not be collected, for which we establish an allowance for doubtful accounts based on an analysis of historical collection experience. Allowance for doubtful accounts was zero and $2.0 million as of December 31, 2018 and 2019 on the consolidated balance sheets. A policy is considered past due on the first day after its due date and policies greater than 90 days past due are written-off. We recognized premium write-offs of $0.3 million and $9.0 million for the periods ended December 31, 2018 and 2019, respectively.
For those policyholders who pay premiums on an installment basis, we charge a flat fee for each installment related to the additional administrative costs associated with processing more frequent billings. We recognize this fee income in the period which we process each installment.

Policy acquisition costs, consisting of premium taxes and certain marketing costs and underwriting expenses, net of ceding commissions, related to the successful acquisition or renewal business, are deferred and amortized over the same period in which the related premiums are earned. Ceding commissions relating to reinsurance agreements are recorded as a reimbursement for both deferrable and non-deferrable acquisition costs. The portion of the ceding commission that is equal to the pro rata share of acquisition costs based on quota share percentage is recorded as an offset to the direct deferred acquisition costs. Any portion of the ceding commission that exceeds the acquisition costs of the business ceded is recorded as a deferred liability and amortized over the same period in which the related premiums are earned.
Reinsurance
In the ordinary course of business, we cede a portion of our business written to affiliated and unaffiliated reinsurers to limit the maximum net loss potential arising from large risks and catastrophes. These arrangements, known as treaties, provide for reinsurance coverage on quota-share and excess-of-loss basis. Although the ceding of reinsurance does not discharge us from our primary liability to the policyholder, the insurance company that assumes the coverage assumes the related liability. Amounts recoverable from and payable to reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business. Reinsurance premiums, commissions and expense reimbursements related to reinsured business are accounted for on a basis consistent with the basis used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies have been reported as a reduction of premiums earned and are recognized over the remaining policy period based on the reinsurance protection provided. Amounts applicable to reinsurance ceded for unearned premium reserves are reported as a prepaid reinsurance premiums asset in the accompanying consolidated balance sheets and as reduction of unearned premiums in Note 6, “Reinsurance.” Expense allowances received in connection with reinsurance ceded have been accounted for as a reduction of other insurance expense in the consolidated statements of operations and comprehensive loss.
Some of our reinsurance agreements provide for adjustment of commissions or amount of coverage based on loss experience referred to as sliding scale commissions and loss corridors, respectively. We recognize the asset or liability arising from these adjustable features in the period the adjustment, calculated based on experience to-date under the agreement, occurs.
In the event that all or any of the reinsuring companies might be unable to meet their obligations under existing reinsurance agreements, we would be liable for such defaulted amounts. We evaluate and monitor the financial condition associated with our reinsurers in order to minimize our exposure to significant losses from reinsurer insolvencies. We obtain reinsurance from a diverse group of global reinsurers and monitor concentration as well as financial strength ratings of the reinsurers to minimize counterparty credit risk. For our reinsurance partners who are not rated, we require adequate levels of collateral or letters of credit to be available to us in the event of downside scenarios. All reinsurance contracts provide for indemnification against loss or liability relating to insurance risk and have been accounted for as reinsurance.
Share-based Compensation
We award share-based compensation, including stock options with only a service condition, stock options with service and performance conditions, and restricted stock, to its officers, directors, employees, and certain advisors through approval from the compensation committee of the board of directors.
Share-based compensation expense is recognized in general and administrative expenses in the consolidated statements of operations and comprehensive loss based on the grant date fair value of the awards. The fair value of stock options is determined on the grant date using the Black-Scholes Merton, or BSM, option-pricing model. The BSM option pricing model requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the options, the risk-free interest rate for a period that approximates the expected term of the option and our expected dividend yield. The fair value of restricted stock is determined by the grant date 409A valuation of our common shares. Stock options are exercisable for a period up to ten years from the grant date. We recognize forfeitures as they occur.

Stock options with only a service condition generally vest over four years — 25% cliff vests after one year and approximately 2% vests each month over three years thereafter. Stock options with service and performance conditions generally vest over a four-year period assuming achievement of the performance conditions. The compensation expense associated with non-vested stock options that have performance conditions is dependent on our periodic assessment of the probability of the performance conditions being achieved. If deemed probable, we recognize compensation expense on a straight-line basis over the requisite service period. If a performance condition is no longer probable of achievement, any previously recognized compensation expense is reversed and no subsequent compensation expense is recognized until achievement is once again probable, at which point a cumulative catch-up is recognized — for additional information refer to Note 11, Share-Based Compensation, to the consolidated financial statements included elsewhere in this prospectus.
The fair value of common stock underlying the options has historically been determined by our board of directors, with input from management, and considering third-party valuations of our common stock. Because there has been no public market for our common stock, our board of directors has determined its fair value at the time of grant of the option by considering a number of objective and subjective factors, including financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, among other factors. The fair value of the underlying common stock will be determined by our board of directors until such time as our common stock is listed on an established stock exchange. Our board of directors determined the fair value of common stock based on valuations performed using the Option Pricing Method and the Probability Weighted Expected Return Method subject to relevant facts and circumstances.
New Accounting Pronouncements
See Note 2, Summary of Significant Accounting Policies, to the consolidated financial statements included elsewhere in this prospectus.
Election Under the Jumpstart Our Business Startups Act of 2012
We currently qualify as an “emerging growth company” under the JOBS Act. Accordingly, we are provided the option to adopt new or revised accounting guidance either (1) within the same periods as those otherwise applicable to non-emerging growth companies or (2) within the same time periods as private companies.
We have elected to adopt new or revised accounting guidance within the same time period as private companies, unless, as indicated below, management determines it is preferable to take advantage of early adoption provisions offered within the applicable guidance. Our utilization of these transition periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the transition periods afforded under the JOBS Act.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to certain credit and interest rate risks as part of our ongoing business operations.
Credit Risk
We are exposed to credit risk on our investment portfolio and our reinsurance contracts. We manage the exposure to credit risk in our U.S. Treasury securities, municipal securities, corporate debt securities, residential mortgage-backed securities, commercial mortgage-backed securities, and other debt obligations portfolio by investing in high quality securities and diversifying our holdings. We manage the exposure to credit risk in our reinsurance contracts by obtaining reinsurance from a diverse group of reinsurers and monitoring concentration as well as financial strength ratings of the reinsurers to minimize counterparty credit risk. Additionally, all reinsurance contracts provide for indemnification against loss or liability relating to insurance risk and have been accounted for as reinsurance.
We monitor our investment portfolio to ensure that credit risk does not exceed prudent levels. The majority of our investment portfolio is invested in high credit quality, investment grade fixed maturity securities. As of December 31, 2019, none of our fixed maturity portfolio was unrated or rated below investment grade.

Interest Rate Risk
Our variable-rate debt obligations incur interest at floating rates based on changes in the London Inter-Bank Offered Rate, or LIBOR. A 1% increase in LIBOR would not have significantly impacted interest expense during 2019.

BUSINESS
Overview
Root is a technology company revolutionizing personal insurance with a pricing model based upon fairness and a modern customer experience.
We have built a company that recognizes each individual is unique and puts customers in control, rewarding them for their actions. For centuries, traditional insurance companies have grouped people into risk pools and long relied on the ‘law of large numbers’ to produce acceptable pricing on an aggregate basis. Fairness at the individual level has been largely ignored. Root is different—we use technology to measure risk based on individual performance, prioritizing fairness to the customer. The way we design and deliver insurance is not a simple tweak to the traditional insurance model—we are fundamentally reinventing insurance through technology, data science and a maniacal focus on the customer. While our opportunity is expansive and our ambition is global, our story begins with U.S. auto insurance.
We believe the $266 billion U.S. auto insurance market is ripe for disruption. Traditional methods of risk assessment are imprecise and not personalized. Systems and processes are typically old and disconnected from the needs of consumers. Behavioral data is generally underutilized and agents, who require expensive selling commissions, are the primary form of distribution. Our initial focus on auto insurance was motivated by how well-suited we believe the product to be for fundamental improvement through technology. We believe Root is the innovator to drive this transformation.
Auto insurance is required for the vast majority of drivers in the United States and we believe it is typically the first insurance policy purchased by consumers. As a result, our auto-first strategy establishes the foundation for an expansive lifetime relationship with the opportunity to add other personal insurance lines as customer needs evolve. Our strategy has also established the technological foundation for an enterprise software offering, diversifying our revenue streams over time.
The Root advantage is derived from our unique ability to segment individual risk based on complex behavioral data, a customer experience built for ease of use and a product offering made possible with our full-stack insurance structure:
•Behavioral Data and Proprietary Telematics. Our reinvention of auto insurance is made possible by the transparent collection and analysis of driving performance, which we believe is the most powerful predictor of accidents and the leading variable in our underwriting model. By collecting and synthesizing massive amounts of rich, sensory behavioral data across thousands of driving variables, including distracted driving, we strive to price based more on causality than correlation. This allows us to price our customers’ policies more fairly—and in turn they pay premiums commensurate with their individual risk profile. While the notion of telematics has been around for decades, only recently has mobile technology made the concept adoptable at large scale.
Today, we believe we are the only P&C insurance carrier with a scaled proprietary telematics solution designed to price an entire book of business. We believe we have the largest proprietary data set of miles driven, driving behavior and associated claims experience in the market. This data advantage, matching driving performance to actual claims, provides proprietary insight around accident causality, which enables us to uniquely segment risk, make smarter pricing decisions and grow our business rapidly and deliberately.
•Root Customer Experience. Our mobile-first customer experience is designed to make insurance simple. Our customers can on-board through their mobile phone in as little as 47 seconds, without touching their keyboard. Customers start by simply scanning their license in our app, answering a few questions and taking their phone with them while they drive for two to four weeks, or the test drive—with no additional hardware or dongle required. Our customers can manage policy adjustments digitally, including through intelligent chat functions. In the event of an accident, claims can be adjudicated digitally, with many repairable claims resolved and paid within 24 hours. Our customer experience is validated by our first-term retention rate of 84%, excluding policies that do not make it through the underwriting period and rescissions.
•Full-Stack Insurance Structure. We are a full-stack insurance carrier, which affords us complete autonomy with regards to the capabilities and features differentiating our product as well as our pace of innovation. We own and control nearly every aspect of policy design, origination, underwriting, claims and back-end processing, which enables us to iterate constantly and move quickly devoid of major third-party dependencies and inefficiencies. Additionally, we have the flexibility to adjust our use of reinsurance in response to market conditions, optimizing to a “capital-light” business model. We are licensed in 36 states, and our goal is to be licensed in all 50 states by early 2021.
Our core data capabilities underpin a business model characterized by an incredibly powerful—and accelerating —flywheel. The data we collect feeds proprietary risk scoring models that assist us in identifying what we believe to be the riskiest 10 - 15% of drivers on the road, a group we have elected not to quote thus avoiding a risk segment that is up to two times more likely to get in an accident than our average targeted customer. Instead, we strive to quote the remaining population fairly, often at a lower price than competitors, and build a more attractive book of business that then contributes even more data to our flywheel. Meanwhile we believe that traditional auto insurance companies who continue to use pooled-risk underwriting without broad implementation of telematics will be less competitive for lower-risk drivers allowing us to continue acquiring and converting this customer segment and winning market share, while leaving higher-risk drivers with competitors.
Growth is the key to unlocking the power of our total addressable opportunity. We believe the first player to reach scale with innovative data and machine-learning technology will have a profound risk segmentation and cost advantage, disproportionately taking market share. Competitors would face significant challenges to injecting an approach similar to ours into a traditional insurance model, absent a ground-up technology rebuild and years of data collection. This is the essence of the structural moat that we believe has enabled us to become a leader in this race for data-driven scale in the insurance industry.
We also have a distribution advantage as customer preferences continue migrating to direct channels, in particular mobile, where we acquire over 75% of our customers. We execute a combination of targeted digital marketing with companies such as Facebook and Google and an incredibly efficient, API-enabled partnership channel with deep integrations into captive audiences. Within digital marketing, we use data science models to dynamically bid on the basis of expected lifetime value. Over time we believe the ongoing data we accumulate through growth will fuel a pricing advantage for target customers, driving improved conversion and a cost of acquisition advantage in all channels.
Our model is different from that of a traditional insurance company. We are high growth with a tangible distribution and cost-to-serve advantage. Our claims management expenses, as represented by our LAE, are in line with peers within only two years of bringing claims management in-house and we have room to improve as we further embed machine learning into our processes. We are realizing operating efficiencies as we scale against our fixed expense base. Our customer relationships are extending as retention grows and the cross-sell of homeowners and renters insurance accelerates. Finally, we have a “capital-light” capital management strategy that prioritizes growth, sources efficient capital to support customer acquisition costs and utilizes risk mitigation tools to reduce exposure to tail events.
Over time we expect that our book of business will naturally mature as renewal premiums outweigh new premiums, driving profitability. Renewal premiums are characterized by lower loss ratios, and our accident period renewal loss ratio was 16-percentage points lower than our new business accident year loss ratio for the trailing 12-month period ended June 30, 2020. As our renewal premium base expands from 47% as of June 30, 2020 to align over time with an industry average of approximately 80%, we expect our direct loss ratios will fall sharply as will our marketing costs as a percent of total premium.

Our DWP grew from $106.4 million in 2018 to $451.1 million in 2019. For the six months ended June 30, 2020, our DWP was $306.5 million. Our revenue was $43.3 million and $290.2 million in 2018 and 2019, respectively, and our net losses were $69.1 million and $282.4 million, respectively. For the six months ended June 30, 2020, our revenue was $245.4 million and our net loss was $144.5 million. See the section titled “Management's Discussion and Analysis of Financial Condition and Results of Operations — Components of Our Results of Operations”.
Our Industry
Insurance is one of the oldest and largest markets in the world, touching every corner of the world and protecting our most important assets. Global P&C insurance premiums amount to $2 trillion annually.
Our primary addressable market today is U.S. personal lines insurance. This market exceeded $370 billion in 2019 premiums and has grown at a 5% CAGR since 2014.
Over the past century, there have been only a few waves of innovative disruption within insurance. Perhaps the most disruptive was the advent of the internet as a distribution channel in the late 1990s which redefined the personal auto insurance market. We believe the rise of digital distribution is the primary driver of the $50 billion market share shift that has accrued to direct models over the last 20 years.
We believe the next technology-driven structural shift is underway—and this time the shift is not just distribution-related but a holistic change in the way insurance is priced and delivered.
•The way insurance is priced. The opportunity to price customer protection based on individual behavior rather than demographics has been advanced by mobile engagement and advanced data science, including machine learning. We strongly believe that in the future the vast majority of drivers on the road will have an insurance policy priced with telematics, with market leaders defined by their ability to translate data into actionable insights around underwriting and pricing. In this regard, we believe the market is on the verge of a tipping point for which industry incumbents are generally unprepared.
•The way insurance is delivered. Over the last decade billions of dollars have been spent by venture capitalists and incumbents alike on insurance innovation and technology, yet the insurance experience is essentially the same. The products offered by traditional insurers have not changed much. The majority of premiums remain distributed through agents with extensive forms and in-person interviews and not through digital or mobile channels. Almost every claim is labor intensive.
We believe innovation has been slow within the P&C insurance industry, in part, because legacy systems are difficult to build upon and nearly impossible to replace. Also impacting the pace of innovation is institutional friction generated by the cost and perceived risk of a requisite ground-up technology rebuild, disruption of carrier-agent relationships and the business model implications of replacing broad pool-based pricing. Our proprietary technology and business model allow us to avoid these pain points and aggressively pursue the opportunity to be at the forefront of this structural shift.
Why We Will Win
Today, we are at the precipice of a structural market share shift in the P&C insurance industry that we have not seen since the introduction of the internet as a direct distribution channel. We believe we are best positioned to gain disproportionate market share during this disruptive evolution of the insurance industry based on the following:
•We are mobile first, today. Our ability to drive fair, behavioral pricing depends on mobile. Mobile affords us seamless engagement and transparent data exchange. We do not believe a scaled behavioral-based pricing model is possible without broad mobile engagement.
•Our customer value proposition is clear. Relating to the customer segments we target, we lead our competition in what we believe are the two most important factors in selecting an insurance provider—price and experience.
•We benefit from a powerful flywheel. Our data and technology-driven value proposition attracts more customers, producing more data and completing a flywheel that only strengthens our competitive advantages as it turns.
•Our technology gives us a head start. Individualized, behavior-based pricing is not easy. However, we have what we believe is the largest set of miles tracked with proprietary telematics and associated claims, providing what we believe to be a four-year head start and a critical first mover advantage.
These four ingredients—mobile engagement, a clear value proposition, a powerful flywheel and differentiated technology—underlie what we believe is a massive competitive advantage and a barrier to entry that is insurmountable without an investment of time, resources and expertise akin to what we have invested since our founding. The industry shift towards individual performance-based pricing has begun and we do not expect it will reverse course. According to Willis Towers Watson, 93% of Millennials are willing to share their driving data, citing the ability to control their premiums as among the most important factors; we are prepared to serve them.
Our Behavioral Data and Proprietary Telematics
Our data represents one of our most prominent competitive advantages because we can uniquely segment risk. Our technology platform collects vast amounts of data from disparate sources, including telematics and claims, and aggregates this data into an integrated set from which we derive proprietary insights about our customers’ driving performance, most importantly around the driving behavior that causes claims. By using telematics, we put our customer in control of their premiums from the start.
Why Telematics Matters
Telematics involves a motion capture device that allows the collection and transmission of telemetry data, in our case facilitated by our customers’ mobile phones. The technology has only recently been commercialized, with telematics first deployed primarily in fleet management. Today, some personal auto insurers deploy telematics-based programs with varying degrees of success, and no large incumbent has scaled telematics across their portfolio.
Our telematics process begins with data collection, which is then synthesized into a proprietary UBI score, an underwriting variable that we believe is the most powerful among the variables currently used across the industry. A UBI score consists of an ensemble of modeled variables that are influential in determining both underwriting eligibility and pricing.
While there are competing companies that collect data, synthesize behavioral scores, and price risk, we believe we are the only company performing all three functions. This is particularly important as the entire process benefits from fast-paced structural iterations, such as enhancing data collection mechanisms immediately upon observing a statistical trend. Most incumbent carriers in the P&C insurance market utilize third-party telematics service providers for data collection and scoring. That approach not only limits the effectiveness of their segmentation but, combined with legacy technology systems lacking functional flexibility, impedes their ability to iterate. The three elements of our capability, from collection through pricing, are as follows:
•Data Collection. We collect data from the sensors embedded within the customers’ iOS or Android device. This includes gyroscopes, magnetometers, accelerometers and GPS. While these sensors were originally embedded within smartphones for non-telematics use cases, they are highly sophisticated and accurate technologies that have proven effective for our purposes when combined with our advanced, proprietary data science capabilities.
We are currently capable of tracking thousands of behavioral driving variables and detecting a continuum of driving patterns. This includes, for example, hard braking, turning, mileage, consistency of schedule, and distracted driving. Distracted driving is among the most predictive elements of a telematics risk score. We are selective in the volume of data we collect, both in terms of the number of variables and how frequently we record. Data collection has battery life implications and we view it as critical to user experience that we do not apply undue pressure on battery life.
Many competing telematics programs use OBD2 devices, often referred to as “dongles”, which plug into a vehicle’s on-board diagnostics, or OBD, port and which we believe are inferior to mobile-based solutions. OBD2 devices capture wheel rotation on a per-second basis and are therefore effective in measuring speed and hard braking, but are otherwise limited in their ability to capture other forms of behavioral data such as distracted driving. Further, deploying OBD2 devices as part of a telematics program involves considerable expense and is a source of customer friction as the device needs to be physically delivered to the customer, properly installed and maintained or replaced over time.
With customer permission, we continue to monitor driving behavior after the initial underwriting period. The data we collect is used as part of our systematic data science pipeline used to train and retrain our models, continuously improving their predictive power over time. This provides the capability to re-score and re-price at renewal based on behavioral changes, which we are scaling across our renewal portfolio.
We have a long history of working with various types of devices and expect in the future to extract more data directly from the vehicle, which is why we spend considerable time with original equipment manufacturers, or OEMs, thinking through technological infrastructure and integrations. Today, however, OEM-based telematics data remains unstandardized across manufacturers. Over the long term, data science rather than data aggregation will be the primary differentiator in telematics and we plan to continue to invest in order to maintain our leadership position.

•Developing UBI Scores. In developing UBI scores, we first measure and record implied physical events, such as hard braking and distracted driving, from the raw sensor data described above. Driving behavior is then understood from these physical events with signal processing and machine-learning techniques, resulting in a UBI score for subsequent inclusion into our underwriting eligibility and pricing models.
While OBD2 devices collect clean but limited data, smartphones provide an enriched set of sensor data that is “noisier.” We smooth, or “clean”, smartphone sensor data with machine-learning techniques, allowing us to aggregate thousands of predictive components into a single telematics risk score. Once merged with actual claims data, we are then able to identify those behavioral factors which are the strongest predictors of future losses. The data science we apply to our data set is highly sophisticated and fully-proprietary.
Our research process is completely systematic and driven by disciplined quantitative methods that promote reproducibility. Our telematics risk scores are tested on hold-out datasets that the models have never seen, allowing us to evaluate our models in an environment that reflects real-world deployment. This gives us confidence that our risk scores are truly predictive of future losses, and allows us to seamlessly deploy to production with our integrated underlying technology and systems.
The majority of incumbents are disadvantaged in this regard, as many rely on third party telematics providers who do not have direct access to associated claims. We believe some third-parties train models based on synthetic claims, such as inferred collisions, which is an inherently flawed method that we do not believe is sufficiently representative of real loss experience. Furthermore, because incumbents are typically dependent on disparate systems, including those of third parties, the translation of research and development into production is slow and cumbersome, inhibiting the general pace of innovation.
Our predictive power improves with each new scoring iteration. Our first score, Root UBI 1.0 built in 2016, was trained on 2 million miles while our most recent model, Root UBI 3.14, has been trained on over 10 billion miles and hundreds of thousands of actual claims. Each successive generation builds upon the prior generation’s capabilities with even more data. Constant real-time monitoring of our models allows us to identify and mitigate model decay.
•Integrating UBI Scores into Pricing. Translating UBI scores into pricing is a two-step process. First, we utilize UBI scores as the primary factor in assessing underwriting eligibility. We have observed that the riskiest 10 - 15% of drivers, based upon the Root UBI score, are up to two times more likely to get in an accident than our average targeted customer. We make a binary decision not to accept this disproportionally elevated risk group, and the downstream effects of this strategy are dramatic.
Because we do not select the riskiest 10 - 15% of drivers according to our proprietary scoring, our portfolio is not burdened by the outsized losses attributed to this uniquely high-risk segment. This underwriting strategy results in a set of policyholders with significantly lower-average risk so that safer drivers do not need to subsidize the identified high-risk drivers, as is common among incumbents. For this reason, we have a pricing advantage for our targeted customers.
The second step is to aggregate the UBI scores with traditional and state approved rating variables, such as driver age, vehicle age, and other factors, to derive a quote. This is an analytically intensive process which requires, among other adjustments, accounting for correlations between our UBI score and traditional rating variables. For instance, if age and hard braking are correlated, we need to adjust our pricing model when including age as a rating variable. This process of calibrating pricing models for variable correlation is facilitated by our full proprietary research and development pipeline, from data collection to pricing. Carriers that source a UBI score from third parties are limited to layering in pre-defined scores on top of a pre-existing pricing model, which limits its power and effectiveness.
By basing rates on driving behavior, and by sharing feedback during the test drive, we not only price effectively but can, through engagement with our driving score, influence our community of drivers to become safer over time. We believe that maintaining this type of transparent and ongoing engagement with our customers is critical to building a long-term customer relationship. Over time, the predictive power of telematics will be more and more important given the cultural and public policy movement that is currently challenging the ethics and fairness of demographic-based underwriting, and to which regulators have become attuned. In a July 2020 interview, Ray Farmer, president of the NAIC, announced the group was launching a wide-reaching effort to review existing underwriting practices to identify those that may be discriminatory.
One of the premier advantages of telematics data is scalability, particularly in a market regulated state-by-state where permissible underwriting inputs vary. Our telematics capabilities provide us a baseline level of predictive power from which to quickly build and release pricing updates based on observed experience.
Telematics is the Root of our Data Advantage
Telematics is the foundation of our data advantage and risk segmentation capabilities for the following reasons:
•Massive data set. The Root app analyzes thousands of driving variables and is capable of collecting many data points per second through the driver’s mobile device. We have collected data from over 10 billion miles and hundreds of thousands of claims.
•Predictive power. We believe driving behavior is the most powerful predictor of losses, and we measure this through telematics. Over time we hope to remove all correlation variables from our pricing model in favor of a purely behavior-based approach, beginning with our initiative announced in August 2020 to remove credit scores from underwriting.
•Foundation of our flywheel. Our behavioral data allows us to further refine prices, typically offering our targeted customers quotes below those offered by our competitors, which drives conversion, drawing more customers and providing more data to our platform.
•Manage loss ratios. Effectively harnessed, telematics-based pricing models are far more accurate than models built on traditional, demographic-based underwriting variables, enabling us to segment risk and deliver lower loss ratios which we can share with our customers in the form of better prices.
Integrating Telematics with Claims
The hallmark of our data advantage is our integrated set of actual claims and associated proprietary telematics, which we believe to be the largest in the market. We match miles tracked, on an individual basis, with actual claims and identify a set of driving performance factors that cause, or on a relative basis are more likely to cause, accidents. For example:
•Hard braking very often flags a near miss, an accident that almost happened. We have observed over time that drivers who report claims have typically applied hard braking at a greater frequency than drivers with a limited or no claims history. This suggests that a current or prospective customer who, relative to the broader pool of drivers, applies hard braking frequently is more likely to get into an accident and make a claim in the future.
•However, hard braking can be more frequent in an urban setting. We are able to adjust for context, ensuring our customers are not penalized for driving as safely as they can in a given environment.
•We can infer the difference between a Sunday drive and a commute, adjusting accordingly. Certain driving performance is expected if, for instance, a driver is experiencing the route for the first time.
We use an internally developed claims infrastructure to capture comprehensive structured data, contributing to our data advantage when combined with telematics experience and iterated over time. This integrated data set drives a UBI score that is almost ten times more predictive than a leading third-party provider according to Milliman, Inc., an independent third-party actuarial and consulting firm.
How our Capabilities Have Evolved
We launched our insurance in 2016 with UBI scoring performed by a regulator-approved third-party telematics provider while we simultaneously built our own proprietary telematics solution. The third-party base case of predictive power underperformed our expectations but provided a reference point from which we measure our own scoring solution that now extends to the third generation of our UBI score, Root UBI 3.14. Each generation has represented a step change in predictive accuracy:
•Root UBI 1.0. Built in 2016 and leveraging 100,000 trips and over 2 million miles but without explicit claims integration. With GPS-only input data, Root UBI 1.0 had four times the predictive power than did our original third-party solution and represented our first step towards internal pricing models rather than relying on publicly available and approved rate sheets, a pricing strategy referred to as “me too pricing” that is common among new entrants across insurance products.
•Root UBI 2.0. Built in 2018 and leveraging 50 million trips, 700 million miles and 3,000 claims. This capability improved upon motion input, such as hard braking, by leveraging accelerometers and gyroscopes.
•Root UBI 3.14. Built in 2020, our latest generation delivers ten times the predictive power versus our original third-party solution, leveraging over 10 billion miles driven and hundreds of thousands of claims. UBI 3.14 was released two quarters after its predecessor Root UBI 3.0, with a fast follow implementation of a new ensemble of models on top the 3.0 foundation. This generation of our Root UBI model has been validated by Milliman, Inc. by evaluating the reduction in mean-squared error of predicted loss ratios, a measurement of the quality of a predictive model across an entire distribution.
It took us over two and a half years to graduate from our first generation (Root UBI 1.0) to our second generation (Root UBI 2.0) capability. Our most recent graduation, from Root UBI 2.0 to Root UBI 3.14 took less than two years and extended our predictive power to ten times our original third-party solution, illustrating the power of our flywheel. As we acquire more customers, aggregate more data and test and add new variables, the pace of improvement in our predictive power capabilities accelerates. We expect our next generation models to include such variables as enhanced distracted driving detection and geospatial enrichment.
Root Customer Experience
We meet our customers where they are, on their mobile phone, with a user-friendly interface and convenient, efficient experience. This is the mantra that drives our mobile-first engagement strategy and underpins both our user experience and our fundamental business model, notably around data.

Engaging our customers and prospective customers directly through the mobile device gives us access to an underutilized distribution channel, mobile, through which many incumbents have historically had difficulty profitably acquiring customers. Through our hyper-targeted, data-driven and ever-improving performance marketing capabilities, we have been able to acquire customers for below the average cost of doing so through each of the direct and agent-based channels.
A primary reason the mobile channel works for us is that we make it easy from the beginning. App installation and initial engagement is intuitive and customers can easily identify the coverage they need in everyday language, including offering bundling options which clearly lay out associated cost savings.
Mobile devices are also the foundation for collecting telematics data from our customers. Sophisticated technologies such as accelerometers and gyroscopes, originally designed to support gaming functionality on mobile devices, can extract rich sensory data, allowing us to analyze driving behavior in ways not previously possible and to thereby customize pricing. Mobile devices are more technologically advanced than the OBD2 systems used by large incumbents, capturing performance and behavior data beyond hardwired telematics, and, importantly, available to us at no cost.
Our mobile engagement extends across the customer experience and value chain:
•Engagement. The vast majority of our new customers come through our digital or partnership channels, which are largely mobile.
•Profile Creation. The Root app is available for both iOS and Android operating systems making it available to 99% of U.S. smartphone users. By simply scanning a driver’s license a prospective customer can nearly complete a profile, part of an on-boarding process that is possible to complete in as little as 47 seconds and with no keyboard interaction.
•Underwriting. The test drive is a key component of the underwriting process. A two-to-four week test drive gathers and analyzes data from smartphone sensors measuring braking, consistency, turning, time of day and other performance and contextual data.
•Coverage Selection. As part of profile setup, our app pre-populates with a customer’s owned automobiles and existing or prior coverage terms, allowing easy and seamless selection of policy terms.

•Policy Management. Once bound, customers can perform all policy management functions seamlessly from our app including profile or coverage adjustments, obtaining proof of insurance or chatting with a bot or human.
•Claims. Accidents happen. We make it easy to file a claim and track processing status through to settlement via the app, allowing us to payout claims rapidly.
Auto insurance is a product most people use every day, reinforcing the importance of our mobile-first engagement strategy for both customer experience and data collection.
Full-Stack Insurance Structure
We are a full-stack insurance carrier. In substance this means we have the infrastructure to design products, and distribute, underwrite, administer and pay claims on all of our policies. In practice this means we own and control an end-to-end insurance experience and have near complete operating autonomy, subject to regulation, to grow our business.
Root is a regulated, full-stack insurance company with a domestic carrier, Root Insurance Company, and a wholly-owned, Cayman Islands-based reinsurer, Root Re.
The Root Insurance Company is licensed in 36 states and currently active in 30. Our active footprint represents approximately 65% of the U.S. driving population and our goal is to be licensed in every U.S. state by early 2021.
Our full-stack carrier model supported by proprietary technology leaves us virtually unencumbered by third parties across the value chain, provides complete design and feature discretion and frees us to innovate and iterate far faster, we believe, than any of our major competitors. We view this flexibility as absolutely critical to introducing new capabilities, reinforcing customer centricity and driving growth.
In addition to our full-stack structure, we also have a captive insurance agency, RIA. RIA is structured to allow us to offer new products to our customers without developing underwriting capabilities or retaining risk on our balance sheet, which facilitates our “capital-light” model. For example, RIA sells homeowners insurance policies via our mobile app on behalf of Homesite Insurance and earns commission on policies sold with no risk retained.
Our Powerful Flywheel
As with many data-enabled businesses, we benefit from a flywheel in that additional data allows us to do our job better and fuels growth. However, in contrast to many other flywheels where growth-generates-data-generates-growth, we believe our flywheel is more powerful in that increased data generates targeted growth and increases the lifetime value of our customers.

Our proprietary UBI scoring models calculate individualized risk-based on our unique analytical capabilities, notably our proprietary data set of miles driven, driving behavior and associated claims experience which we believe is the only such integrated capability in the market.
The data science behind UBI scoring tells us that the riskiest 10 - 15% of drivers are up to two times more likely to get in an accident than our average targeted customer. We act upon this observation in two ways. First, we do not quote this high-risk segment of potential customers. Second, because we are not burdened by the elevated risk and potential losses of this narrow segment, we can offer the most competitive prices for our targeted customers.
The pooled-risk pricing strategy employed by the majority of incumbents takes a more uniform view of risk absent the capability to segment on an individualized basis. First, incumbents generally do not have the technology and infrastructure to collect and synthesize an integrated set of proprietary telematics and claims data. Second, introducing individualized telematics-based pricing across an existing portfolio constructed without telematics would have enormous profitability implications as lower-risk drivers would be re-rated to a meaningful discount, reducing profits, and high-risk drivers would be surcharged which could result in reduced retention.
Through telematics, we are better able to identify low risk drivers and we are therefore able to offer such drivers competitive prices based on this risk, giving us an advantage in acquiring new customers as compared to traditional insurance carriers, winning share from our competitors and growing our business. As we bring more targeted customers onto our platform, we accumulate more data, retraining our models, improving our UBI score and reinforcing our competitive advantages.
Our granular risk segmentation yields strong conversion of customers whose behavioral data indicates lower risk than a market-standard demographic rating alone. However, when a competitor prices a driver based on traditional underwriting variables, for certain risk segments our price will not be the lowest and we will not convert that potential customer. We view this outcome as mispriced risk accruing to a competitor’s balance sheet. As our flywheel turns and more mispriced risk converts with our competitors, our competitors are put in a position of having to broadly raise prices to meet profit expectations, improving our conversion.
Our Business Model
Our model revolves around using integrated data and technology to create a pricing advantage through granular risk segmentation. By mitigating disproportionate risk, we can offer individualized pricing which is lower than competitors for the majority of our target customers. This pricing advantage allows us to efficiently drive rapid, targeted growth and acquire more data as part of a powerful feedback loop.
We efficiently acquire customers through multiple digital channels such as Facebook and Google and highly strategic distribution partnerships with Stash, SoFi and Chime, where we leverage our partners’ premier user experiences to approach captive audiences in a contextually relevant, data-centric way. Accordingly, our marketing costs are well below industry averages.
We operate with a cost to serve advantage versus the incumbents. By engaging our customers digitally, with intelligent bots within customer support, self-service within our mobile product, and machine learning within our claims function, we have achieved operating efficiencies aligned with our peers despite our smaller revenue base.
Our model naturally benefits from portfolio maturity. As we grow our business, we anticipate, consistent with industry norms, that a greater proportion of our premium will be from customer renewals without associated marketing costs. Renewal premiums, referring to premiums from a customer’s second term and beyond, have lower loss ratios as compared to new premiums. For instance, we have observed loss ratios decline by 27% between first and fourth term.
Our unit economic model improves as we cross-sell through bundling. We have recently launched both a homeowners and a renters insurance policy. In the states in which we write renters policies, as of June 30, 2020, 5.4% of eligible auto customers elected to bundle a renters policy with an auto policy. Bundling allows us to access the high lifetime value segment of the market preferring a single insurance vendor relationship, while efficiently increasing premiums and expanding retention rates.

Customer retention, which we measure as the percentage of customers that renew a policy from one policy term to the next, is a critical component of our business. As of June 30, 2020, our term one and term two policy retention rates were 84% and 75%, respectively. Our retention rates include customers that retain through the first day of the subsequent term and exclude policies that do not make it through the underwriting period, as defined by state regulators, and rescissions. Adjusting for these customers reduces one and two term policy retention by 33% and 10%, respectively.
Our Growth Strategy
We are focused on the following growth strategies to continue penetrating the $266 billion auto insurance market and ultimately the $2 trillion global personal lines market over time:
•Execute the Auto Opportunity
◦Better, fairer pricing. We will never stop working to improve our ability to segment risk by increasing the influence of behavioral factors in our underwriting and pricing models. Our primary tool for improvement is to continue applying data science to our powerful flywheel, where each rotation sheds incremental light on the causes of accidents. Over time we hope that we can replace all correlation-related inputs to our pricing model, such as credit scores, with a fully behavioral pricing model. We would view this as the ultimate achievement in customer transparency and fairness, and a uniquely distinguishing competitive advantage.
◦Grow national auto insurance presence. We will continue to aggressively invest in domestic growth by becoming active in more states while creating brand awareness through a national marketing campaign.
◦Enhance marketing efficiency. We will continue to enhance the efficiency of our marketing spend through better data science and dynamic targeting in our digital channel, as well as greater investment in channel media and expansion of our partnership channel, where we build on the premium mobile and web experiences of contextually relevant partners to access their active customer base.
•Accelerate Insurance Product Innovation
◦Strengthen value proposition and business model through cross-sell. We will continue expanding our homeowners and renters insurance footprint. In bundling these products with auto insurance we unlock the 50% of the market that we believe prefers a bundled offering and was therefore not available to us before. This strategy supports our unit economics by creating additional revenue with no incremental marketing spend. We have also observed that customers with multiple policies retain better than auto-only customers.
•Pursue Enterprise and International Expansion
◦Invest in enterprise. We have developed a distinct enterprise offering leveraging our existing technology and capabilities. In March 2020, we launched our first set of enterprise technology products to provide telematics-based data collection and trip tracking and today we have agreements with multiple clients. We will continue investing in and growing this product offering to create a distinct and scalable software-as-a-service recurring revenue stream absent risk retention.
◦Pursue International. We will look to expand into the international market, both as a consumer-facing insurer in certain markets and through enterprise software in other markets, enabling select insurance companies with mobile telematics data collection and scoring capabilities.
We may selectively pursue acquisitions to accelerate any of our growth objectives or to improve our competitive positioning within existing and new products.

Our Products
Root Auto
Auto insurance premiums constitute the majority of our revenue today. We have a single product that varies in the timing of the test drive, with some customers binding after a test drive and other customers binding ahead of a test drive, subject to a subsequent rate adjustment based on telematics. We underwrite our auto insurance policies on a proprietary basis, retaining risk subject to support from our reinsurance agreements.
The Root Insurance Company is licensed in 36 states and currently active in 30. Our active footprint represents approximately 65% of the U.S. driving population and our goal is to be licensed in every U.S. state by early 2021. In instances where a prospective customer solicits a quote in a state where we do not currently underwrite we retain their contact information with permission and reengage upon state entry.
In April 2020, we entered into a Stock Purchase Agreement to purchase a shell insurance company, subject to regulatory approvals by the Delaware Department of Insurance, or the Department. We anticipate that the Department will act on this matter no later than October 15, 2020, and we plan to close the acquisition later in 2020. This acquisition will expand our ability to sell personal auto insurance in 48 states and the District of Columbia.
Root Home
We launched our homeowners insurance program in May 2020, in partnership with Homesite, to facilitate an auto and home bundle and access the attractive homeowner demographic. We have found homeowners often prefer to bundle, which produces attractive unit economics over time.
In Homesite, we found a partner sharing our commitment to customers. Homesite was one of the first companies to enable customers to purchase home insurance directly online and is a subsidiary of American Family Insurance, the seventh largest homeowners insurer in the U.S. by direct premiums written.
We currently offer homeowners insurance in 13 states, representing 32% of our auto footprint and seek to extend to our entire auto market in the near term.
Our homeowners insurance product is seamlessly integrated into our app, providing customers a user-friendly path to purchasing a home policy or bundling home with a pre-existing auto policy. Homesite underwrites and services our home policies, in addition to bearing the associated risk. As such, we earn a commission via our agency on inception and renewal from policies originated through this channel.
Root Renters
We launched our renters insurance product in July 2019 primarily to cross-sell to existing customers, enhancing economics with multi-product margins and better retention. Our renters policies cover stolen or damaged property, and also cover personal liability, which protects our customers if they are responsible for an accident or damage to another person or their property.
We underwrite our renters insurance policies on a proprietary basis, retaining risk subject to support from our reinsurance agreements.

We are currently licensed in 14 states in which we write auto policies and are actively underwriting policies in eight states representing 23% of our auto footprint as of June 30, 2020. In the states in which we write renters policies, 5.4% of eligible auto customers elected to bundle a renters policy with an auto policy as of June 30, 2020, a figure that consistently grows with each new monthly cohort, as seen below, reflecting the early success in scaling this product:

As of August 2020
7.1%
MO
7.3%
OH
7.1%
UT
4.9%
GA
3.6%
TN
1.8%
AR
1
2
3
4
5
6
7
8
9
10
11
12
13
Months Since Bundle

Enterprise
We are commercializing our mobile telematics and technology platform capabilities across an array of industries including personal and commercial auto insurance, fleet management, ride sharing and broader financial services. This takes advantage of technology investment already made to create a SaaS based product with a recurring revenue model, where fees are generated based on the number of vehicles or drivers measured and with no retained risk exposure.
Our first enterprise product, launched in March 2020, includes telematics-based data collection and trip tracking. Today we have signed enterprise agreements with multiple clients.
Our enterprise initiative is supported by a distinct team including sales, product development and engineering, though it largely leverages existing technology infrastructure leading to high incremental margins.
Over time we intend to expand our enterprise product suite to include risk analysis, risk management scoring and vehicle fleet performance management software. We expect these products to further our advantage in mobile telematics, offer revenue diversification in a scalable market and expand our margins over the long term.
Our Distribution
We distribute largely through the mobile channel, with over 75% of customers acquired through either our mobile app or mobile web platform. One of the things that excited us most when we launched Root was a recognition that very little insurance was distributed through the mobile channel. Among incumbents many do not support online binding and those who do replicate the long and often tedious application for insurance in a mobile setting. Mobile is the fastest growing retail channel in the United States, as customers spend less time in front of computers and utilize smart phones for more convenient shopping. We therefore designed a mobile-directed customer acquisition strategy, delivering customer acquisition costs below the average cost of doing so through each of the direct and agent channels:
•Digital. Our digital channel is designed to drive volume by efficiently capturing high intent customers. We accomplish this by meeting our customers within platforms they use extensively such as Facebook and Google or select marketplace platforms where consumers are actively shopping for insurance. We deploy dynamic data science models to optimize targeting and bidding strategies across our digital platforms aligning customer acquisition cost to expected lifetime value of the potential customer. Today over three-quarters of marketing spend is through digital performance channels.
•Channel Media. We build consideration and drive intent through household-level targeted digital media channels such as YouTube and Hulu, as well as more traditional media channels such as billboards, regional TV and radio and direct mail. We utilize these media channels to drive awareness when launching new states and to actively target customers in active states.
•Partnership. We build upon the superior mobile and web customer experiences of selected distribution partners such as Carvana, Chime, GasBuddy, SoFi and Stash to reach a captive customer base. Through deep integration we are able to engage prospective customers when contextually relevant in third-party applications and target high value customer segments at a higher marketing efficiency than other channels. We expect increased penetration of this channel over time as we seek to grow partnership relationships offering access to relevant customer bases.
•Referral. We encourage our existing customers to spread our value proposition. Our referral channel compensates existing customers who refer new customers who subsequently receive a quote. This channel facilitates community-based growth to those who value our fair and transparent approach to insurance. This is our lowest cost acquisition channel and an important aspect of our ongoing distribution strategy.
In the near term, as we expand our licensed footprint to 50 states, we will invest in our national brand, which will increase awareness, build credibility and support all four of our distribution channels. Furthermore, we continue to invest in the technology and data science behind our distribution with A/B tests, dynamic bidding models, and rapid updates and iterations, supporting differentiated cost of customer acquisition over the long term.
We believe our partnership strategy is uniquely different from our competitors’ “affiliate” distribution strategy. Partnerships are an extension of our customer experience mantra of meeting consumers where they are and simplifying the entire insurance experience. Today, we have more than 20 strategic partners through which consumers can discover Root whether they are investing, managing their finances, looking for additional savings, managing their fuel efficiency, or purchasing a vehicle. Our partners market Root to their consumers, and we leverage technology to build a more seamless experience for discovering Root in third-party applications. We will continue to scale these partnerships across additional captive audiences and deepen the integration to enable consumers to have a simple “one click to bind”.
Case Study: Our GasBuddy Partnership
The GasBuddy partnership is a blend of both an early enterprise product engagement (Root trip tracking) and a distribution partnership. GasBuddy is a travel and navigation app used by millions of drivers in the United States and Canada to save money on gas. The customer base is contextually relevant to Root as they are seeking to manage driving related costs.
GasBuddy’s mobile app has been downloaded nearly 90 million times with approximately 6 million monthly active users. Users actively share location and driving data in a crowdsourced platform to identify cost saving opportunities. Users can opt-in to enable data sharing with the Root Enterprise telematics platform, which measures driving behavior and assists customers in tracking mileage and fuel efficiency.
For Root, the partnership provides access to GasBuddy’s large user base, which we view as high lifetime value based on prior coverage and vehicle ownership characteristics, and an ability to collect additional telematics data.

Given this telematics integration, we can offer telematics enabled GasBuddy customers a “one click to bind” experience with an expected differentiated price for target customers.
Claims
When we built our claims system from the ground up we began by asking what customers expect from a claims experience. Through market research we came to understand that the single performance indicator with the largest overall effect on customer satisfaction is making the customer feel at ease during the first notice of loss, or FNOL, which we translate into speed and transparency. With this in mind we designed a claims infrastructure to optimize for both speed and risk management. Utilizing our full stack structural advantages we are able to apply technology to highly complex claims challenges. We constantly A/B test and release two back-end updates per day as part of a powerful development cycle.
The claims initiation process begins in-app for 90% of our reported claims. The customer confirms certain policy information, shares details on the incident including whether any bodily injuries occurred and uploads photos with the guidance of the app which directs the customer to specific photo angles that are the most useful.
We immediately begin triaging the claim based on the expected complexity and severity. The claim is then directed to an adjuster with experience in the projected claim evolution.
During the claims process our customers can check on the status of the claim and connect with the adjuster if they so choose. Our average cycle time is 5 days, less than half the industry average of 12 days, with 13% of repairable claims paid within 24 hours for first party physical damage.
Our mobile-first engagement strategy has accustomed our customer base to interacting with us through the mobile app, including within the claims experience. Our customers naturally gravitate to filing and managing claims digitally, consistent with the broader Root experience, whereas many of our competitors have run marketing campaigns and other forms of education to drive utilization of digital filing features, but to date digital filing of claims has not been widespread.
Cycle time improves consumer experience and helps us control loss adjustment costs. Our app based FNOL process enables auto damage appraisers to write estimates from photos, which is less expensive than a field inspection, and we save storage and rental fees due to shorter cycle times.
Our claims adjusters use an internally developed claims workflow which confirms that we capture structured data which contributes to our data advantage when combined with telematics experience and iterated over time. As risk is not only based on the likelihood of an accident but also the circumstances of the accident, we have developed, and continue to invest in, a claims infrastructure designed to capture data that can be effectively integrate into our ensemble of models.
We believe that our customer relationships built on the transparent exchange of data provide a selection benefit with regards to fraud. Specifically, we believe that customers who are willing to share real time information including location and sensor data are less likely to attempt to perpetrate fraud. Even with this positive selection bias we remain vigilant in detecting fraud. We launched a fraud investigation team leveraging telematics data and automatic fraud identification to reduce fraud leakage. Our team utilizes technology and certain third-party data sources such as Carfax to identify and investigate red flags. Over time we will continue to invest in sophisticated accident reconstruction technology. We are also investing in fraud network mapping to identify fraud rings which can include individuals, body shops, medical providers and attorneys.
For the six months ended June 30, 2020, our direct LAE ratio was 9.5%, better than industry average 11.0%. Our advantage is primarily derived from the efficiencies we achieve with a technology-enabled in-house claims team. We are investing heavily in additional technology that will improve the customer experience as well as drive expense efficiencies, including automation.
Historically automation in auto claims has been difficult given the complexity of the process to repair a high value asset as well as address highly complex personal injuries. In 2020 we developed our claims workflow engine, which automates several key steps in the claims process including coverage checks, liability determination, feature opening and dispatching estimate requests. We expect to make meaningful progress towards full automation for lower complexity claims in the near-term and will continue to advance our claims experience through the development of proprietary technology and quick integration of the most advanced third-party technologies.
We manage renters claims through an in-house team and today volumes remain small. Our homeowners claims are managed by our partner, Homesite.
Capital Management
Root operates a “capital-light” business model. Our capital management strategy has three core pillars: (1) prioritize revenue and customer growth without a commensurate increase in regulatory capital requirements; (2) source efficient capital to support customer acquisition costs; and (3) mitigate risk of outsized losses or tail events. Together these strategies serve to maximize returns on shareholder capital.
Reinsurance is a cornerstone of our capital management framework. We have multiple strategic business partnerships with leading global reinsurers who offer us reinsurance solutions on both a proportional (i.e., quota share) and non-proportional (i.e., excess of loss or “XOL” coverage) basis for multi-year periods. We also utilize a wholly-owned, Cayman Islands-based reinsurer, Root Re.
1.Top-Line Growth Without a Commensurate Increase in Regulatory Capital Requirements
At a high level, as an insurer’s premium base grows, so do its aggregate capital requirements. This phenomenon is commonly known as “capital drag”, and it can be particularly punitive for high growth insurers subject to U.S. regulatory capital requirements. At Root, we utilize a variety of reinsurance solutions, quota share in particular, to manage our net retained premium base within our U.S. statutory entity, Root Insurance Company. This enables us to pursue our top-line growth potential, but manage capital requirements to a more tolerable level as we hold minimal incremental capital against premium we cede to our reinsurance partners.
Net of third-party reinsurance, over the long term we expect this structure to enable us to write at least four dollars of net retained premium for each one dollar of capital held across Root Insurance Company and our wholly-owned, Cayman Islands-based captive reinsurer, Root Re. While our reinsurance activities cede a portion of the profit, we expect the net impact to be highly accretive to us on a return basis as we minimize the amount of shareholder capital required to support our business.
2.Support of Customer Acquisition Costs
When we enter into a quota share reinsurance agreement, it is only for a defined period of time that we share profits associated with our customer base. As we own the customer relationship, it is at our discretion what level of customer profit potential we seek to share via reinsurance arrangements.
In exchange for ceded premium, our reinsurance partners provide significant expense relief via a ceding commission, which we use to help defray customer acquisition costs. Over multiple terms, the aggregate ceding commissions we receive on premium attributable to a given customer will pay for a large portion of that customer’s initial acquisition costs. In effect, our reinsurance partners are helping to fund our customer acquisition costs as we grow while we retain the customer relationship and net upside associated with that ownership.
3.Protection from Outsized Losses or Tail Events
Auto insurance is a stable insurance product with consistent and predictable underwriting results. At the same time, as a growth company with a “capital-light” business model, we believe it is prudent to protect against large or unanticipated losses stemming from tail events. To that end, we have partnered with several leading reinsurers to implement a variety of cost-effective XOL coverage programs.
XOL coverage is a form of reinsurance protection whereby we, as the primary insurer, retain the exposure on a policy, or series of policies, up to a certain level of losses, after which the reinsurers will reimburse us. We provide the reinsurers a premium for this coverage; however, the premium levels are typically only a portion of what we would pay for proportional reinsurance coverage. XOL coverage also helps to reduce our capital needs as the regulatory requirement for such capital is driven by capital factors that the XOL coverage directly alleviates.
Our XOL coverage programs provide us with (i) catastrophe protection, (ii) severity protection, and (iii) frequency / aggregate protection. We purchase catastrophe and severity protection against the entirety of our direct earned premium base, and we purchase frequency / aggregate protection against 100% of our net retained premium base via an innovative insurance-linked security. In aggregate, we believe these programs provide us with valuable capital and earnings preservation against remote negative scenarios.
Quota Share Reinsurance
Quota share reinsurance is an integral part of our “capital-light” strategy. Under quota share reinsurance we agree to provide a certain percentage of premiums we receive from our customers to the reinsurer in exchange for the reinsurer reimbursing us for approximately the same pro rata percentage of losses. We utilize quota share reinsurance with both third-party reinsurers as well as our wholly-owned Cayman Islands-based reinsurer, Root Re.
1.Third-party Quota Share Reinsurance:
Consistent with our targets, as of July 1, 2020, we quota share approximately 70% of direct earned premiums to third-party reinsurers. This reinsurance program utilizes a sequence of inception and maturity dates, and the majority of the ceded premium is covered on a cohort basis for four year durations. As part of this program we also receive ceding commission from our reinsurers, which help to fund our upfront acquisition costs.
2.Captive Reinsurance (Root Re):
In order to improve our overall capital efficiency and support our “capital-light” model, in 2019 we established a Cayman Islands-based Class B(iii) insurer, or Root Re. Root Re is wholly-owned by Root, Inc. and is a sister company to Root Insurance Company to whom it provides reinsurance support covering both auto and renters products. U.S. insurance regulatory requirements have a target capital and surplus requirement for auto policies such that our ratio of net premiums to capital and surplus does not exceed 3:1; today, our captive reinsurer requirement is 8:1. This means that every dollar of net premiums we cede to Root Re requires less than half as much capital as it would have required in Root Insurance Company.
We also utilize Root Re as a means of reducing risk to market terms for proportional reinsurance as we can increase cession levels to our captive reinsurer if we find market terms unappealing while still achieving significant capital reduction benefits.
Our quota share arrangement with Root Re includes approximately 15% of direct earned premium as of July 1, 2020. We have the ability to scale that arrangement such that Root Re is able to offer a complimentary balance to Root Insurance Company. Currently Root Re and Root Insurance Company each capture approximately 15% of direct earned premium, or 50% each of net earned premium, following third-party reinsurance.
Investments
Our portfolio of investable assets is primarily held in cash, short-term investments, and available-for-sale fixed maturity securities, including U.S. Treasury securities, corporate debt securities, mortgage back securities and other debt obligations. We manage the portfolio in accordance with investment policies and guidelines approved by our board of directors. We have designed our investment policy and guidelines to provide a balance between current yield, conservation of capital, and liquidity requirements of our operations setting guidelines that provide for a well-diversified investment portfolio that is compliant with insurance regulations applicable to the states in which we operate. For further information, see Note 3, Investments, to the consolidated financial statements included elsewhere in this prospectus.
Competition
The insurance industry in which we operate is highly competitive. Many of our primary competitors have well-established national reputations and market similar products. Our competitors include large national insurance companies such as Geico, Progressive and Allstate, as well as up-and-coming companies and new market entrants in the insurtech industry, some of whom also utilize telematics and offer forms of usage-based insurance. Several of these companies are larger than us and have significant competitive advantages over us, including increased name recognition, higher financial ratings, greater resources, additional access to capital, and more types of insurance coverage to offer, such as health and life, than we currently do. In particular, many of these competitors offer consumers the ability to purchase multiple other types of insurance coverage and “bundle” them together into one policy and, in certain circumstances, include an umbrella liability policy for additional coverage at competitive prices. Moreover, as we expand into new lines of business and offer additional products, we could face intense competition from traditional insurance companies that are already established in such markets.
Competition is based on many factors, including the reputation and experience of the insurer, coverages offered, pricing and other terms and conditions, customer service, size, and financial strength ratings, among other considerations. We believe we compete favorably across many of these factors, and have developed a platform and business model based on behavioral data collection and machine learning that we believe will be difficult for incumbent insurance providers to emulate.
Intellectual Property
We believe that our intellectual property rights are valuable and important to our business. We rely on trademarks, patents, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as our skills and ingenuity of our employees and the functionality and frequent enhancements to our platform are larger contributors to our success in the marketplace.
As of June 30, 2020, we had 4 non-provisional patent applications pending examination in the United States. We continually review our development efforts to assess the existence and patentability of new intellectual property.
We have trademark rights in our name, our logo, and other brand indicia, and have trademark registrations for select marks in the United States and many other jurisdictions around the world. We also have registered domain names for websites that we use in our business.
We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. For additional information, see the sections titled “Risk Factors—Risks Related to Our Business—Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand”.
Employees
As of June 30, 2020, we had 901 full-time employees. None of our employees is represented by a labor union or covered by collective bargaining agreements. We have not experienced any work stoppages. We consider our relationship with our employees to be good.
Facilities
Our corporate headquarters are located in Columbus, Ohio, and consist of 109,062 square feet under lease agreements that expire in 2024 and 2026. We maintain additional offices in Columbus, Ohio and in Chandler, Arizona. We lease all of our facilities and do not own any real property. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.
Legal Proceedings
From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

REGULATION
Insurance Regulation
We are subject to insurance regulation in the jurisdictions in which we transact insurance through our licensed insurance carriers and producer subsidiaries. Insurance regulatory authorities have broad administrative powers to regulate all aspects of an insurance carrier or producer’s business, including the powers to restrict or revoke licenses to transact business, and to levy fines and monetary penalties against insurers and insurance producers found to be in violation of applicable laws and regulations. Regulations to which our licensed insurance carriers and producer subsidiaries are subject include, but are not limited to:
•prior approval of transactions resulting in a change of “control” (as such term is defined under the Insurance Holding Company System Regulatory Act of Ohio, or the Ohio Holding Company Act);
•approval of policy forms and premiums;
•approval of intercompany service agreements;
•statutory and risk-based capital solvency requirements, including the minimum capital and surplus our regulated insurance subsidiary must maintain;
•establishing minimum reserves that insurance carriers must hold to pay projected insurance claims;
•required participation by our regulated insurance subsidiary in state guaranty funds;
•restrictions on the type and concentration of our regulated insurance subsidiary’s investments;
•restrictions on the advertising and marketing of insurance;
•restrictions on the adjustment and settlement of insurance claims;
•restrictions on the use of rebates to induce a policyholder to purchase insurance;
•restrictions on the sale, solicitation and negotiation of insurance;
•restrictions on the sharing of insurance commissions and payment of referral fees;
•prohibitions on the underwriting of insurance on the basis of race, sex, religion and other protected classes;
•restrictions on our ability to use telematics to underwrite and price insurance policies, particularly in California;
•restrictions on the ability of our regulated insurance subsidiary to pay dividends to us or enter into certain related party transactions without prior regulatory approval;
•rules requiring the maintenance of statutory deposits for the benefit of policyholders;
•privacy regulation and data security;
•regulation of corporate governance and risk management;
•periodic examinations of operations, finances, market conduct and claims practices; and
•required periodic financial reporting.
The business of insurance is almost entirely regulated at the state level, and the laws and regulations to which we are subject vary depending on the state. Unless the context otherwise requires, references herein to “state” include any of the 50 states, the District of Columbia and certain U.S. territories. These rules are subject to change as state legislatures and regulatory agencies update their laws and regulations to address real and perceived issues and concerns. These laws and regulations are also subject to interpretation by courts. NAIC and the National Council of Insurance Legislators, or NCOIL, are the principal organizations tasked with establishing standards and best practices across the various states, the District of Columbia and five U.S. territories, and from time to time promulgate model rules and regulations that often are the basis for insurance rules and regulations adopted by such jurisdictions. We cannot predict precisely whether or when regulatory actions may be taken that could adversely affect us or the operations of our regulated insurance subsidiary. Interpretations of regulations by regulators may change and statutes, regulations and interpretations may be applied with retroactive effect, particularly in areas such as accounting or reserve requirements.
Required Licensing
Our regulated U.S. insurance subsidiary, Root Insurance Company, is domiciled and admitted in the state of Ohio to transact certain lines of property and casualty insurance. In addition to Ohio (the domiciliary state), Root Insurance Company maintains licenses to transact insurance in Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Georgia, Hawaii, Illinois, Indiana, Iowa, Kentucky, Louisiana, Maryland, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Mexico, North Carolina, North Dakota, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Virginia, Washington and West Virginia. We have an application pending for a license to transact insurance in Massachusetts.
We also have a reinsurance captive subsidiary, Root Reinsurance Company, Ltd., domiciled in the Cayman Islands.
Our licensed insurance producer subsidiary, Root Insurance Agency, LLC, must maintain an insurance producer license in every state in which it sells, solicits or negotiates insurance. Root Insurance Agency, LLC currently holds a resident insurance producer license in Ohio and a non-resident license in the remaining 49 states and the District of Columbia, except for California, Florida, Massachusetts and New York.
Insurance regulators have broad authority to restrict or revoke licenses of insurance carriers and producers who are found to be in violation of any applicable laws and regulations.
Licensing of Our Employees
Any of our employees who sell, solicit or negotiate insurance must be licensed insurance producers and must fulfill annual continuing education requirements. In certain states in which we operate, insurance claims adjusters are also required to be licensed and fulfill annual continuing education requirements.
Insurance Holding Company Regulation
As the parent company of a wholly-owned regulated insurance subsidiary, we are considered a member of an “insurance holding company system” under the Ohio Holding Company Act. Under the insurance holding company system rules and regulations, Root Insurance Company is required to register with the Ohio DOI and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of Root Insurance Company.
As the ultimate controlling person in the insurance holding company system, we are required to file an annual enterprise risk report pursuant to the Ohio Holding Company Act. The report discloses, among other things, any material activities or developments that could adversely affect the insurance holding company system. In some states, any person divesting control of an insurer must provide 30 days’ notice to the regulator and the insurer. In addition, most states require insurance holding company systems to make annual corporate governance disclosures.
Under the Ohio Holding Company Act, all inter-affiliate transactions within a holding company system must meet the following conditions: (i) the terms must be fair and reasonable; (ii) charges or fees for services performed must be fair and reasonable; and (iii) expenses incurred and payments received must be allocated to the insurer in conformity with customary insurance accounting practices consistently applied. We generally must disclose any transaction between our regulated insurance subsidiary and our other affiliates to the Ohio DOI and must obtain prior approval from the Ohio DOI before entering into certain material inter-affiliate transactions, including, but not limited to, management agreements, tax allocation agreements, service contracts, cost-sharing arrangements, extraordinary dividends, certain reinsurance transactions and certain loan agreements.
Change of Control
Pursuant to the Ohio Holding Company Act, a person must seek regulatory approval from the superintendent of the Ohio DOI prior to acquiring direct or indirect “control” of a domestic insurer by filing a Form A Statement Regarding the Acquisition of Control of or Merger with a Domestic Insurer. As part of this Form A application, the entity acquiring control (as well as any controlling shareholders of such entity) will need to submit, along with other documents and disclosures, its financial statements, organizational charts and biographical affidavits for any officers, directors and controlling shareholders of each applicable entity. Under the Ohio Holding Company Act, the superintendent of the Ohio DOI will grant approval of an application to acquire control of a domestic insurer unless, after a public hearing, the superintendent finds that any of the following apply: (i) after the change of control, the domestic insurer would not be able to satisfy the requirements for the issuance of a license to write the line or lines of insurance for which it is presently licensed; (ii) the effect of the merger or other acquisition of control would be substantially to lessen competition in insurance in Ohio or tend to create a monopoly; (iii) the financial condition of any acquiring party is such as might jeopardize the financial stability of the domestic insurer, or prejudice the interests of its policyholders; (iv) the plans or proposals that the acquiring party has to liquidate the domestic insurer, sell its assets, or consolidate or merge it with any person, or to make any other material change in its business or corporate structure or management, are unfair and unreasonable to policyholders of the domestic insurer and not in the public interest; (v) the competence, experience and integrity of the persons that would control the operation of the domestic insurer are such that it would not be in the interest of policyholders of the domestic insurer and of the public to permit the merger or other acquisition of control; or (vi) the acquisition is likely to be hazardous or prejudicial to the insurance-buying public.
The Ohio Holding Company Act provides that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, ten percent or more of the voting securities of the domestic insurer. A person may rebut this statutory presumption of control by submitting a disclaimer of affiliation with the Ohio DOI, disclosing all material relationships and bases for affiliation between the person and the insurer as well as the basis for disclaiming such affiliation. The state regulators, however, may also find that “control” exists in circumstances in which a person owns or controls less than ten percent of the voting securities of the domestic insurer.
These change of control regulations may dissuade investors from acquiring a controlling stake in our company, including through transactions that some or all of our stockholders might consider to be desirable. Such regulations may also inhibit our ability to acquire an insurance company should we wish to do so in the future. See the section titled “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—Applicable insurance laws may make it difficult to effect a change of control”.
ORSA
Pursuant to the ORSA Model Act, an insurance company with direct written and unaffiliated assumed premium of more than $500 million or that is part of an insurance group with direct written and unaffiliated assumed premium of more than $1 billion must maintain a risk management framework to assist the insurer with identifying, assessing, monitoring, managing, and reporting on its material and relevant risks. In addition, the insurer must regularly conduct an own risk and solvency assessment in accordance with NAIC’s ORSA Guidance Manual. Upon the request of the superintendent of the Ohio DOI, and not more than once a year, the insurer must submit an ORSA summary report, or any combination of reports that together contain the information described in the ORSA Guidance Manual, with respect to the insurer and the insurance group of which it is a member. Root Insurance Company was exempt from these requirements in 2019 since it had direct written and unaffiliated assumed premium of less than $500 million for that year but expects to cross this threshold and become subject to ORSA in 2020.
Restrictions on Paying Dividends
We are a holding company that transacts a majority of its business through operating subsidiaries. Consequently, our ability to pay dividends to stockholders and meet our debt payment obligations depends on the results of operations of our operating subsidiaries and on the ability of such subsidiaries to provide us with cash, whether in the form of dividends, distributions, loans or otherwise. The payment of any extraordinary dividend by our regulated insurance subsidiary requires the prior approval of the superintendent of the Ohio DOI. “Extraordinary dividend” is defined under the Code as: (i) any dividend or distribution of cash or other property whose fair market value, together with that of other dividends or distributions made within the preceding twelve months, exceeds the greater of (a) ten per cent of Root Insurance Company’s policyholder surplus as of December 31 of the preceding year, or (b) Root Insurance Company’s net income for the twelve-month period ending December 31 of the preceding year or (ii) any dividend or distribution paid by Root Insurance Company from a source other than earned surplus. As of December 31, 2019, Root Insurance Company was not permitted to pay any dividends to us without approval of the superintendent of the Ohio DOI. See the section titled “Risk Factors—Risks Related to Our Business— Failure to maintain our risk-based capital at the required levels could adversely affect our ability to maintain regulatory authority to conduct our business”.
In addition, insurance regulators have broad powers to prevent a reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amount calculated under any applicable formula would be permitted. The Ohio DOI may in the future adopt statutory provisions more restrictive than those currently in effect.
Reserves
Root Insurance Company is required to hold admitted assets as reserves to cover projected losses under its policies, in accordance with actuarial principles. In accordance with NAIC’s property and casualty statement instructions, Root Insurance Company must submit an annual Statement of Actuarial Opinion from a qualified actuary appointed by the company, certifying that its reserves are reasonable.
Risk-Based Capital
Root Insurance Company is required to maintain minimum levels of risk-based capital to support its overall business operations and minimize the risk of insolvency. State insurance regulators use risk-based capital to set capital requirements, based on the size and degree of risk taken by the insurer, taking into account various risk factors including asset risk, credit risk, underwriting risk, and interest rate risk. As the ratio of an insurer’s total adjusted capital and surplus decreases relative to its risk-based capital, the risk-based capital laws provide for increasing levels of regulatory scrutiny and intervention.
Ohio has adopted the model legislation promulgated by the NAIC pertaining to risk-based capital, and requires annual reporting by Ohio-domiciled insurers to confirm that the insurer is meeting its risk-based capital requirements. Ohio-domiciled insurers falling below a risk-based capital threshold may be subject to varying degrees of regulatory action. An insurance company with total adjusted capital that is less than 200% of its authorized control level risk-based capital is at a company action level, which would require the insurance company to file a risk-based capital plan that, among other things, contains proposals of corrective actions the company intends to take that are reasonably expected to result in the elimination of the company action level event. Additional action level events occur when the insurer’s total adjusted capital falls below 150%, 100% and 70% of its authorized control level risk-based capital. When total adjusted capital falls below 70%, a mandatory control event is triggered which results in the Ohio DOI placing the insurance company in receivership and assuming control of the operations of the insurer. As of June 2020, Root Insurance Company’s risk based capital levels are above any of these regulatory action level thresholds.
Hazardous Financial Conditions
The Ohio DOI has the authority to deem Root Insurance Company to be in a hazardous financial condition such that the insurer’s continued operation may be hazardous to its policyholders, creditors, or the general public. A finding of a hazardous condition can be based upon a number of factors, including, but not limited to: (i) adverse findings in a financial, market conduct or other examination; (ii) failure to maintain adequate reserves in accordance with presently accepted actuarial standards of practice; (iii) net loss or negative net income in the last twelve month period or any shorter period of time; (iv) failure to meet financial and holding company filing requirements; (v) insolvencies with a company’s reinsurer(s) or within the insurer’s insurance holding company system; (vi) a finding of incompetent or unfit management of the insurer; (vii) a failure to furnish requested information or provide accurate information in relation to a response to an inquiry or filing of a financial statement; and (viii) any other finding determined by the commissioner to be hazardous to the insurer’s policyholders, creditors or general public.
If the Ohio DOI finds Root Insurance Company to be in hazardous condition it has the authority, in lieu of placing the insurer into supervision, rehabilitation or liquidation, to enter into a memorandum of understanding with the insurer or issue an order to require the insurer to remedy the hazard. This would include, but is not limited to, ordering the insurer to: (i) increase its capital and surplus, (ii) suspend payments of dividend, (iii) limit or withdraw from certain investments, (iv) correct corporate governance deficiencies and (v) take any other action necessary to cure the hazardous condition.
Periodic Examinations
Root Insurance Company is subject to on-site visits and examinations by the state insurance regulatory authorities. Root Insurance Company is subject to market conduct examinations by insurance regulators, under which the regulator will examine its conduct towards policyholders including, but not limited to, complaint handling, marketing, claims, rate and form filing and customer service. Root is also subject to a financial examination by the Ohio DOI every five years, under which the Ohio DOI will review the company’s financials, including its relationships and transactions with affiliates. Root Insurance Company is currently undergoing its first financial examination by the Ohio DOI which will likely not conclude until the second quarter of 2021. In addition, the Ohio DOI may conduct special or targeted examinations to address particular concerns or issues at any time. Insurance regulators of other states in which Root Insurance Company is licensed may also conduct examinations of the company. Root Insurance Company is presently undergoing two insurance department market conduct examinations, one by the Delaware Department of Insurance and the other by the Virginia Department of Insurance. The results of these examinations can give rise to fines and monetary penalties as well as regulatory orders requiring remedial, injunctive or other corrective action.
Statutory Accounting Principles
A licensed insurance carrier’s financial statements must be completed in accordance with statutory accounting principles, or SAP. SAP was developed by U.S. insurance regulators as a method of accounting used to monitor and regulate the solvency of insurance companies. In developing SAP, insurance regulators were primarily concerned with evaluating an insurer’s ability to pay all its current and future obligations to customers. As a result, statutory accounting focuses on conservatively valuing the assets and liabilities of insurers, generally in accordance with standards specified by the insurer’s domiciliary jurisdiction.
Uniform statutory accounting practices are established by the NAIC and generally adopted by regulators in the various U.S. jurisdictions. These accounting principles and related regulations differ somewhat from GAAP principles, which are designed to measure a business on a going-concern basis. GAAP gives consideration to matching of revenue and expenses and, as a result, certain expenses are capitalized when incurred and then amortized over the life of the associated policies. Other assets such as goodwill are accounted for under GAAP financial statements but not SAP. As a result, the values for assets, liabilities, and equity reflected in financial statements prepared in accordance with GAAP may be different from those reflected in financial statements prepared under SAP.
Credit for Reinsurance
Root Insurance Company is currently party to a number of reinsurance agreements under which it has ceded a portion of the risk it is insuring to various reinsurers. State insurance laws permit U.S. insurance companies, as ceding insurers, to take financial statement credit for reinsurance that is ceded, so long as the assuming reinsurer satisfies the state’s credit for reinsurance laws. Once an insurance carrier has received credit for reinsurance it does not need to hold separate admitted assets as reserves to cover claims on the risks that it has ceded to the reinsurer. There are several different ways in which the credit for reinsurance laws may be satisfied by an assuming reinsurer, including being licensed in the state, being accredited in the state, or maintaining certain types of qualifying collateral. We ensure that all of Root Insurance Company’s reinsurers qualify for credit for reinsurance so that Root Insurance Company is able to take full financial statement credit for its reinsurance.

Rate Regulation
Most states require personal property and casualty insurers to file rating plans, policy or coverage forms, and other information with the state’s regulatory authority. In certain cases, such rating plans, policy forms, or both must be approved prior to use.
We currently have products on file and approved in the following states: Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Georgia, Illinois, Indiana, Iowa, Kentucky, Louisiana, Maryland, Mississippi, Missouri, Montana, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Virginia and West Virginia.
The speed with which an insurer can change rates in response to competition or increasing costs depends, in part, on whether the rating laws are (i) prior approval, (ii) file-and-use or (iii) use-and-file laws. In states having prior approval laws, the regulator must approve a rate before the insurer may use it. In states having file-and-use laws, the insurer does not have to wait for the regulator’s approval to use a rate, but the rate must be filed with the regulatory authority prior to being used. A use-and-file law requires an insurer to file rates within a certain period of time after the insurer begins using them. Eighteen states, including California, have prior approval laws. Under all three types of rating laws, the regulator has the authority to disapprove a rate filing.
An insurer’s ability to adjust its rates in response to competition or to changing costs depends on an insurer’s ability to demonstrate to the regulator that its rates or proposed rating plan meet the requirements of the rating laws. In those states that significantly restrict an insurer’s discretion in selecting the business that it wants to underwrite, an insurer can manage its risk of loss by charging a rate that reflects the cost and expense of providing the insurance. In those states that significantly restrict an insurer’s ability to charge a rate that reflects the cost and expense of providing the insurance, the insurer can manage its risk of loss by being more selective in the type of business it underwrites. When a state significantly restricts both underwriting and pricing, it becomes more difficult for an insurer to maintain its profitability.
From time to time, the personal lines insurance industry comes under pressure from state regulators, legislators, and special-interest groups to reduce, freeze, or set rates at levels that do not correspond with our analysis of underlying costs and expenses. In particular, auto insurers have come under increasing pressure and in some states have been required to refund a portion of their premium to their policyholders due to decreasing auto claims arising from the COVID-19 pandemic. Whether this pressure continues to exist depends on the persistence of COVID-19 generally. State regulators may interpret existing law or rely on future legislation or regulations to impose new restrictions that adversely affect profitability or growth. We cannot predict with precision the impact on our business of possible future legislative and regulatory measures regarding insurance rates.
In addition, insurers are restricted in their ability to use telematics-based data to set premium rates in California. Proposition 103, which was passed by referendum in 1988, limits the factors that insurers can use to set auto insurance rates to, in decreasing order of importance: (i) the insured’s driving safety record; (ii) the number of miles he or she drives annually; (iii) the number of years of driving experience the insured has had; and (iv) those other factors that the Commissioner of the California Insurance Department may adopt by regulation and that have a substantial relationship to the risk of loss. Under current California regulation, the use of telematics-based data beyond miles driven, including when, where or how the car is driven, is prohibited. We are currently in discussions with the California Department of Insurance to revise its regulations to allow us to use telematics to a greater extent to underwrite and price insurance policies, although we cannot predict the outcome of these discussions, and there can be no assurance that the California Department of Insurance will revise its regulations accordingly, if at all.
Insolvency Funds and Associations, Mandatory Pools, and Insurance Facilities
Most states require admitted property and casualty insurance companies to become members of insolvency funds or associations, which they fund through an annual assessment. These funds cover payments of claims of state policyholders whose admitted insurance carriers have become insolvent. The annual assessments required in any one year will vary from state to state, and are subject to various maximum assessments per line of insurance.

Investment Regulation
Root Insurance Company is subject to Ohio’s rules and regulations governing the investment of its assets. Ohio’s laws generally require that an insurance company invest in a diverse portfolio, and limit its investments in certain asset categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in certain circumstances, we would be required to dispose of those investments.
Trade Practices
Insurance producers are subject to regulation on how they may sell, solicit or negotiate insurance and conduct their business, with state laws prohibiting certain unfair trade practices. Such practices include, but are not limited to, false advertising, making false statements to regulators, unfair discrimination and rebating premium to policyholders above certain de minimis amounts. We set business conduct policies and provides training to make our employee-agents and other customer service personnel aware of these prohibitions and requires them to conduct their activities in compliance with these statutes.
Unfair Claims Practices
Insurance companies, third party administrators and individual claims adjusters are generally prohibited by state statutes from engaging in unfair claims practices. Unfair claims practices include, but are not limited to, misrepresenting pertinent facts or insurance policy provisions, failing to acknowledge and act reasonably promptly upon communications with respect to claims arising under insurance policies, failing to adopt reasonable standards for the investigation and settlement of a claim and attempting to settle a claim for less than the amount to which a reasonable person would have believed such person was entitled. We set business conduct policies to make claims adjusters aware of these prohibitions and to require them to conduct their activities in compliance with these statutes.
Commission Sharing
Insurance producers cannot share insurance commissions with any person for selling, soliciting or negotiating insurance unless such person holds an insurance producer license in the lines of insurance that are being transacted. Under the insurance laws of most states, there is a limited exception to this prohibition on commission sharing for the payment of referral fees to unlicensed persons, provided that the fee is a flat fee that is not contingent on the purchase of insurance and the referral does not involve the discussion of the terms or conditions of the policy.
Data Privacy
The use of non-public personal information in the insurance industry is subject to regulation under the privacy provisions of the Gramm-Leach Bliley Act and the NAIC Insurance Information and Privacy Act, as adopted and implemented by the various state legislatures and insurance regulators, including through the California Financial Information Privacy Act. Pursuant to these laws and regulations, among other things, an insurance carrier or producer must disclose its privacy policies to all of its applicants and policyholders and must also provide either an opt-in or opt-out, depending on the state, to the sharing of non-public personal information with unaffiliated third parties. Under these rules and regulations, insurance companies and producers must also establish a program of administrative, technical, and physical safeguards designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazards to the security or integrity of customer information, and protect against unauthorized access to or use of customer information that could result in substantial harm or inconvenience to the customers.
We are also subject to the CCPA, which took effect on January 1, 2020. The CCPA gives California residents the right to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed disclosures about how their personal information is used and shared. The CCPA exempts certain information that is collected, processed, sold or disclosed pursuant to the California Financial Information Privacy Act, the Gramm-Leach-Bliley Act or the federal Driver’s Privacy Protection Act, which also apply to us. However, the definition of “personal information” in the CCPA is broad and encompasses other information that we process beyond the scope of this exemption.

Cybersecurity
Additionally, in response to the growing threat of cyber-attacks in the insurance industry, certain jurisdictions have begun to consider and adopt new cybersecurity regulations. On October 24, 2017, the NAIC adopted the Insurance Data Security Model Law, intended to serve as model legislation for states to enact in order to govern cybersecurity and data protection practices of insurers, insurance agents, and other licensed entities registered under state insurance laws. Alabama, Connecticut, Delaware, Louisiana, Michigan, Mississippi, New Hampshire, Ohio, Indiana, South Carolina and Virginia, have adopted versions of the Insurance Data Security Model Law, each with a different effective date. Root Insurance Company takes steps to comply with financial industry cybersecurity regulations and believes it complies in all material respects with their requirements. Our board of directors oversees cybersecurity risk management and delegates oversight of our information security program to our executive officers and chief information security officer, who is responsible for the day-to-day management of our information security program and provides updates to the audit committee of our board of directors at each of its meetings. Our incident response team, headed by our general counsel, reports material information security incidents to our executive officers, who in turn report them to our board of directors.
Federal Regulation
The regulation of insurance companies is principally a matter of state law, and the federal government does not directly regulate the transaction of insurance. However, federal regulation and initiatives do have an impact on the insurance industry. In particular, the Federal Insurance Office, or FIO, was established within the U.S. Department of the Treasury by the Dodd-Frank Act in July 2010 to monitor and coordinate the regulation of the insurance industry across the United States.
Although the FIO has limited direct regulatory authority over insurance companies or other insurance industry participants, it does represent the United States on prudential aspects of international insurance matters, including at the International Association of Insurance Supervisors, or IAIS. In addition, the FIO serves as an advisory member of the Financial Stability Oversight Council, assists the secretary of the U.S. Department of the Treasury with administration of the Terrorism Risk Insurance Program, monitors trends in the insurance industry and advises the secretary of the U.S. Department of the Treasury on important national and international insurance matters. The FIO has the ability to make a recommendation to the Financial Stability Oversight Council to designate an insurer as “systemically significant,” subjecting the insurer to regulation by the Federal Reserve as a bank holding company, which could lead to higher capital requirements.
In addition, a number of federal laws affect and apply to the insurance industry, including various privacy laws, false advertising laws, anti-money laundering laws, the FCRA, and the economic and trade sanctions implemented by the Office of Foreign Assets Control, or OFAC. OFAC has imposed civil penalties on persons, including insurance and reinsurance companies, arising from violations of its economic sanctions program.

MANAGEMENT
The following table sets forth information for our executive officers and directors as of July 31, 2020:

Name	Age	Position
Executive Officers
Alexander Timm	32	Co-Founder, Chief Executive Officer and Director
Daniel Rosenthal	44	Chief Financial Officer and Director
Daniel Manges	35	Co-Founder and Chief Technology Officer

Non-Employee Directors
Elliot Geidt	39	Director
Nancy Kramer	64	Director
Christopher Olsen	41	Director
Nick Shalek	36	Director
Doug Ulman	43	Director
_______________
(1)Member of the audit committee.
(2)Member of the compensation committee.
(3)Member of the nominating and corporate governance committee.
Executive Officers
Alexander Timm. Mr. Timm has served as our Co-Founder, Chief Executive Officer and a member of our board of directors since our founding in March 2015. From August 2011 to March 2015, Mr. Timm served in various management roles at Nationwide Mutual Insurance Company, an insurance and financial services company. He holds a Bachelor of Science and Bachelor of Arts in Actuarial Science, Accounting, and Mathematics from Drake University. We believe Mr. Timm is qualified to serve on our board of directors due to his perspective and experience as our Co-Founder and Chief Executive Officer, as well as his experience in the insurance industry.
Daniel Rosenthal. Mr. Rosenthal has served as a member of our board of directors since March 2017 and as our Chief Financial Officer since November 2019. From August 2009 to December 2018, Mr. Rosenthal co-founded and worked at The Milestone Aviation Group, an aviation financing company acquired by GE Capital in 2015. He served as Chairman, President and Chief Executive Officer from 2016 to 2018 and as President from 2009 to 2016. From January 2018 to December 2018, Mr. Rosenthal also served as the Executive Vice President of Financing and Products at GE Capital Aviation Services, a commercial aviation financing and leasing company. He previously held roles at NetJets Inc., a private aviation services company, and Williams & Connolly LLP, a law firm. He holds a Bachelor of Arts in History and International Studies from Yale University and a Juris Doctorate from Duke University School of Law. We believe Mr. Rosenthal is qualified to serve on our board of directors due to his perspective and experience from serving as the Chief Financial Officer and his executive experience at numerous companies.
Daniel Manges. Mr. Manges has served as our Co-Founder and Chief Technology Officer since June 2015. From 2008 to 2012, Mr. Manges was the founding Chief Technical Officer at Braintree, Inc., a mobile and web payment system company, where he also served as an engineer until just prior to its acquisition by PayPal, Inc. in 2013. He holds a Bachelor of Science in Computer Information Systems from DeVry University.
Non-Employee Directors
Elliot Geidt. Mr. Geidt has served as a member of our board of directors since March 2018. Since 2012, he has served as a Managing Director of Redpoint Ventures, a venture capital firm. In addition to his role on our board of directors, Mr. Geidt also serves as a director of several private companies. He holds a Bachelor of Arts in Economics from the University of California, Berkeley and a Master of Business Administration from the Stanford University

Graduate School of Business. We believe Mr. Geidt is qualified to serve on our board of directors due to his investment experience and his service as a director at numerous companies.
Nancy Kramer. Ms. Kramer has served as a member of our board of directors since August 2020. Since August 2016, she has served as the Global Chief Evangelist of IBM iX, a digital strategy and marketing services division of IBM. She founded Resource/Ammirati, a marketing and creative agency, in 1981 and served as its Chairman until August 2016. Since 2012, she has served as a Partner at Hatch Partners, LLC, an investment and advisory firm. In addition to her role on our board of directors, she has served as a director of M/I Homes, Inc., a home construction company, since 2015. She holds a Bachelor of Arts from the Ohio State University. We believe Ms. Kramer is qualified to serve on our board of directors due to her experience in executive management roles and advising venture capital companies as well as her public company director experience.
Christopher Olsen. Mr. Olsen has served as a member of our board of directors since March 2015. Since September 2012, Mr. Olsen has served as the Co-Founder and Partner of Drive Capital, a venture capital firm. From July 2006 to October 2012, Mr. Olsen served as a Partner at Sequoia Capital, a venture capital firm. In addition to his role on our board of directors, Mr. Olsen also serves as a member of the board of several private companies and nonprofits. He holds a Bachelor of Arts in Political Science from Yale University. We believe Mr. Olsen is qualified to serve on our board of directors due to his experience in a wide range of industries, his leadership experience at a venture capital firm, and his service as a director at numerous companies.
Nick Shalek. Mr. Shalek has served as a member of our board of directors since June 2017. Since August 2012, Mr. Shalek has served as a General Partner at Ribbit Capital, a venture capital firm. In addition to his role on our board of directors, Mr. Shalek also serves as a member of the board of several private companies. He holds a Bachelor of Arts in Economics and Political Science from Yale University, a Master of Arts from Stanford University School of Education and a Master of Business Administration from Stanford University Graduate School of Business. We believe Mr. Shalek is qualified to serve on our board of directors due to his experience in the venture capital industry and his experience serving as a director of various private companies.
Doug Ulman. Mr. Ulman has served as a member of our board of directors since December 2016. Since December 2014, Mr. Ulman has served as the President and Chief Executive Officer of Pelotonia LLC, a cancer research nonprofit. He also serves as a Hauser Fellow at Harvard University Kennedy School Center for Public Leadership. From 2008 to December 2014, he served as the President and Chief Executive Officer of The LIVESTRONG Foundation. Mr. Ulman also serves as a member of the board of several private foundations, including the Ulman Foundation and Walk With a Doc. He holds a Bachelor of Arts from Brown University and completed the Executive Program in Leadership at Stanford University. We believe Mr. Ulman is qualified to serve on our board of directors due to his experience in executive leadership roles.
Family Relationships
There are no family relationships among any of our executive officers or directors.
Composition of Our Board of Directors
Our business and affairs are managed under the direction of our board of directors. We currently have seven directors. Our current directors will continue to serve as directors until their resignation, removal or successor is duly elected.
Our board of directors may establish the authorized number of directors from time to time by resolution. In accordance with our amended and restated certificate of incorporation that will be in effect on the completion of this offering, immediately after this offering our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:
•the Class I directors will be               ,               and               , and their terms will expire at our first annual meeting of stockholders following this offering;

•the Class II directors will be               ,               and               , and their terms will expire at our second annual meeting of stockholders following this offering; and
•the Class III directors will be               and               , and their terms will expire at our third annual meeting of stockholders following this offering.
We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.
Director Independence
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that                    do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares held by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”
Committees of Our Board of Directors
Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.
Audit Committee
Our audit committee consists of               ,               and               . Our board of directors has determined that each member of the audit committee satisfies the independence requirements under the listing standards of               and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is               . Our board of directors has determined that                              is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment.
The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:
•helping our board of directors oversee our corporate accounting and financial reporting processes;
•managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;
•discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;
•developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•reviewing related person transactions;
•obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law; and
•approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.
Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of               .
Compensation Committee
Our compensation committee consists of               ,               and               . The chair of our compensation committee is               . Our board of directors has determined that each member of the compensation committee is independent under the listing standards of               , and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.
The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include:
•reviewing and recommending to our board of directors the compensation of our chief executive officer and other executive officers;
•reviewing and recommending to our board of directors the compensation of our directors;
•administering our equity incentive plans and other benefit programs;
•reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management; and
•reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.
Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of               .
Nominating and Governance Committee
Our nominating and governance committee consists of               and               . The chair of our nominating and governance committee is               . Our board of directors has determined that each member of the nominating and governance committee is independent under the listing standards of               .
Specific responsibilities of our nominating and governance committee include:
•identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;
•considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;
•developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.
Our nominating and governance committee will operate under a written charter, to be effective prior to the completion of this offering that satisfies the applicable listing standards of                              .
Code of Business Conduct and Ethics
In connection with this offering, our board of directors will adopt a code of ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the completion of this offering, the full text of our code of business conduct and ethics will be available under the Corporate Governance section of our website at https://joinroot.com. We intend to disclose future amendments to our code of ethics, or any waivers of such code, on our website or in public filings. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.
Compensation Committee Interlocks and Insider Participation
None of the members of the compensation committee is currently or has been at any time one of our officers or employees. Daniel Rosenthal, our Chief Financial Officer and a member of our board of directors, is the chair of the board of directors of Pelotonia LLC, the nonprofit for which Doug Ulman, a member of our board of directors, serves as President and Chief Executive Officer.
Director Compensation
During 2019, we did not pay any cash or other compensation to any of our non-employee directors for service on our board of directors.
On January 18, 2017, Doug Ulman, a member of our board of directors, was granted an option to purchase 1,000,000 shares of our Class B common stock, which he partially exercised for 291,660 shares in January 2018. As of December 31, 2019, Mr. Ulman held an option to purchase up to 708,340 shares of our Class B common stock.

EXECUTIVE COMPENSATION
Our named executive officers for the year ended December 31, 2019, consisting of our principal executive officer and the next two most highly compensated executive officers, were:
•Alexander Timm, our Chief Executive Officer;
•Daniel Rosenthal, our Chief Financial Officer; and
•Daniel Manges, our Chief Technology Officer.
Summary Compensation Table
The following table presents all of the compensation awarded to or earned by or paid to our named executive officers during the fiscal year ended December 31, 2019.
The 2019 compensation information of our named executive officers is in the process of being finalized and will be added to the registration statement in a pre-effective amendment.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Alexander Timm
Chief Executive Officer	2019
Daniel Rosenthal
Chief Financial Officer	2019
Daniel Manges
Chief Technology Officer	2019
_______________
(1)The amount disclosed represents the aggregate grant date fair value of stock awards and stock options granted to our named executive officers during 2019 under our 2015 Plan, computed in accordance with ASC Topic 718. Such aggregate grant date fair values do not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant date fair value of the stock awards and stock options are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the named executive officer.
Agreements with Our Named Executive Officers
Prior to the completion of this offering, we will enter into revised employment offer letters with each of our named executive officers setting forth the terms and conditions of such executive’s employment with us. The employment offer letters generally will provide for at-will employment and set forth the executive officer’s initial base salary. In addition, prior to the completion of this offering we will enter into severance agreements with each of our named executive officers. Each of our named executive officers has executed our standard proprietary information and inventions agreement.
Alexander Timm
Prior to the completion of this offering, we will enter into an offer letter with Mr. Timm. Pursuant to the offer letter, Mr. Timm’s base salary will be $         per year. Mr. Timm’s employment is at will and may be terminated at any time, with or without cause.
Daniel Rosenthal
We entered into an initial offer letter with Mr. Rosenthal, our Chief Financial Officer, dated July 16, 2019, which sets forth the initial terms and conditions of his employment with us. Prior to the completion of this offering, we will enter into a new offer letter with Mr. Rosenthal, which will replace and supersede Mr. Rosenthal’s prior offer letter. Pursuant to the new offer letter, Mr. Rosenthal’s base salary will be $          per year. Mr. Rosenthal’s employment is at will and may be terminated at any time, with or without cause.

Daniel Manges
Prior to the completion of this offering, we will enter into an offer letter with Mr. Manges. Pursuant to the offer letter, Mr. Manges’ base salary will be $         per year. Mr. Manges’ employment is at will and may be terminated at any time, with or without cause.
Outstanding Equity Awards at Fiscal Year-End
The following table presents the outstanding equity incentive plan awards held by each named executive officer as of December 31, 2019.

		Option Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity incentive plan awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price Per Share ($)(1)	Option Expiration Date	Number of Shares of Stock that Have Not Vested(2)	Market Value of Shares that Have Not Vested($)(3)
Alexander Timm	8/2/2016	—	—	—	—	—	312,500(4)
	6/19/2018	—	—	—	—	—	2,610,850(5)
Daniel Rosenthal	3/30/2017	—	—	—	—	—	156,250(6)
	7/18/2019	659,909(7)	—	—	$2.400	07/18/2029	350,000(8)
	7/18/2019	—	—	1,009,908(9)	$2.400	07/18/2029	—
Daniel Manges	6/19/2018	—	—	—	—	—	1,716,395(10)
_____________
(1)All of the option awards were granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of grant, as determined in good faith by our board of directors or compensation committee.
(2)The shares in this column represent shares of restricted stock issued upon the early exercise of stock options, in each case that remained unvested as of December 31, 2019. We have a right to repurchase any unvested shares subject to each such award if the holder of the award ceases to provide services to us prior to the date on which all shares subject to the award have vested in accordance with the applicable vesting schedule described in the footnotes below.
(3)The market price for our common stock is based on an assumed initial public offering price of our Class A common stock of $          per share.
(4)These restricted shares were issued in connection with the early exercise of stock options, which vest over four years, with 25% of the shares vesting on June 17, 2017 and the balance vesting in equal monthly installments over the remaining three years, subject to the individual’s continued service through each vesting date.
(5)These restricted shares were issued in connection with the early exercise of stock options, which vest over six years, with one-seventy-second of the shares vesting in equal monthly installments, with the first monthly vesting date occurring on July 17, 2020, contingent upon achieving certain milestones, which have been met, and subject to the individual’s continued service through each vesting date.
(6)These restricted shares were issued in connection with the early exercise of stock options, which vest over four years, with 25% of the shares vesting on March 30, 2018 and the balance vesting in equal monthly installments over the remaining three years, subject to the individual’s continued service through each vesting date.
(7)One-fourth of the shares subject to the option award vested on July 17, 2020, and thereafter one-forty-eighth of the shares subject to the option award vest monthly, subject to continuous service with us.
(8)These restricted shares were issued in connection with the early exercise of stock options, which vest over four years, with 25% of the shares vesting on July 17, 2020 and the balance vesting in equal monthly installments over the remaining three years, subject to the individual’s continued service through each vesting date.
(9)One-fourth of the shares subject to the option award shall vest on the date of the achievement of each of the four performance targets included in Mr. Rosenthal’s initial offer letter, in each case, subject to continuous service with us.
(10)These restricted shares were issued in connection with the early exercise of stock options, which vest over six years, with one-seventy-second of the shares vesting in equal monthly installments, with the first monthly vesting date occurring on December 1, 2019, contingent upon achieving certain milestones, which have been met, and subject to continuous service with us.
Other Compensation and Benefits
All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, life, disability and accidental death and dismemberment insurance plans, in each case on the same basis as all of our other employees. We pay the premiums for the life, disability, accidental death and dismemberment insurance for all of our employees, including our named executive officers. We generally do not provide perquisites or personal benefits to our named executive officers.
We maintain a 401(k) plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation up to certain Code limits, which are updated annually. We have the ability to make matching and discretionary contributions to the 401(k) plan. Currently, we make contributions of 3% of the employee’s contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan are deductible by us when made, and contributions and earnings on those amounts are not generally taxable to the employees until withdrawn or distributed from the 401(k) plan.
Our named executive officers did not participate in, or earn any benefits under, a nonqualified deferred compensation plan sponsored by us during the fiscal year ended December 31, 2019. Our board of directors may elect to provide our officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.
Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during 2019, other than the 401(k) plan.
Employee Benefit and Stock Plans
Our board of directors intends to adopt the 2020 Plan, that will become effective in connection with the execution and delivery of the underwriting agreement related to this offering, and such 2020 Plan will supersede and replace our Amended and Restated 2015 Equity Incentive Plan, or the 2015 Plan. The description set forth below reflects the 2015 Plan, as currently in effect. After the 2020 Plan becomes effective, no further stock awards will be granted under the 2015 Plan.
Amended and Restated 2015 Equity Incentive Plan
In March 2015, the board of directors of Root, Inc. adopted, and its stockholders approved, the 2015 Plan. In August 2019, our board of directors adopted the 2015 Plan and assumed the outstanding obligations thereunder, such that each outstanding option to purchase shares of the common stock of Root, Inc. was converted into an option to purchase an equal number of shares of our Class B common stock subject to the same terms and conditions set forth in the 2015 Plan. The 2015 Plan has been periodically amended, most recently in January 2020. As of June 30, 2020, there were 5,456,036 shares of Class B common stock remaining available for the future grant of stock awards under our 2015 Plan. As of June 30, 2020, stock options covering 11,958,503 shares of our Class B common stock were outstanding and RSUs covering 84,051 shares of Class B common stock were outstanding and subject to vesting and our repurchase right under the 2015 Plan. We expect that any shares remaining available for issuance under the 2015 Plan at the time of this offering will become available for issuance under the 2020 Plan.
Stock Awards. Our 2015 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code, or Code, to our employees or certain of our subsidiary companies, and for the grant of nonstatutory stock options, or NSOs, restricted stock awards or restricted stock units to such employees, our directors and to consultants engaged by us or any of our subsidiary companies.
Authorized Shares. Subject to certain capitalization adjustments, the aggregate number of shares of Class B common stock that may be issued pursuant to stock awards under the 2015 Plan will not exceed 45,369,941 shares.
Shares subject to stock awards granted under our 2015 Plan that expire, become unexercisable or are cancelled, forfeited to or repurchased by us due to the failure to vest, or otherwise terminated without having been exercised or settled in full shall revert to and again become available for issuance under the 2015 Plan.

Plan Administration. Our board of directors administers and interprets the provisions of the 2015 Plan. The board of directors may delegate its authority to a committee of the board and has delegated authority to the compensation committee of the board, referred to as the “plan administrator” herein. The plan administrator may additionally delegate authority to an officer who is also a member of the board of directors to make grants under the 2015 Plan. Under our 2015 Plan, the plan administrator has the authority to, among other things, determine award recipients, the numbers and types of stock awards to be granted, the applicable fair market value and the provisions of each stock award, including the period of their exercisability and the vesting schedule applicable to a stock award; construe and interpret the 2015 Plan and awards granted thereunder; prescribe, amend and rescind rules and regulations for the administration of the 2015 Plan; and accelerate the vesting of awards.
Under the 2015 Plan, the plan administrator also has the authority, with participant consent, to issue new awards in exchange for the surrender and cancellation of any or all outstanding awards. The plan administrator may at any time buy an award from a participant with payment in cash, shares of common stock (including restricted stock) or other consideration, based on such terms and conditions as the plan administrator and participant may agree upon.
Stock Options. ISOs and NSOs are granted under share option agreements and option rules adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2015 Plan, provided that the exercise price of a stock option generally will not be less than 85% of the fair market value of our common stock on the date of grant (nor less than 100% of the fair market value for ISOs, nor less than 110% of the fair market value for 10% stockholders as required by the Code). Options granted under the 2015 Plan vest at the rate specified in the share option agreements and option rules as determined by the plan administrator.
Restricted Stock Unit Awards. The plan administrator determines the terms and conditions of restricted stock unit awards, including vesting and forfeiture terms. The only restricted stock unit award that we have issued to date vests upon the satisfaction of both time-based and liquidity event vesting conditions. The time-based requirement vests over a four-year period, subject to continuous service as of each vesting date. The liquidity event requirement is satisfied on the earlier of: (1) the six month anniversary of or, if earlier, March 15 of the year following an initial public offering or a direct listing or (2) the consummation of a change in control, in each case prior to a stipulated expiration date. Each restricted stock unit granted pursuant to the award will vest on the first date upon which both the time-based and liquidity event requirements are satisfied with respect to such unit.
Restricted Shares. Restricted shares may be awarded in consideration for cash or cash equivalents or another form of consideration, including past services, as determined by our plan administrator. Restricted shares may also be issued upon an optionholders’ exercise of an unvested option, or an early exercise. The plan administrator determines the terms and conditions of restricted shares, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right. Restricted shares acquired upon early exercise of a stock option are generally subject to our right to repurchase such shares upon the holder’s termination of service with us for any reason, at the price paid for such shares.
Changes to Capital Structure. In the event of any stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in our capital structure, the plan administrator will adjust the number of shares that may be delivered under the 2015 Plan and the number and price of shares covered by each outstanding award.
Corporate Transactions. In the event of (i) our dissolution or liquidation or (ii) an “Acquisition,” as defined in the 2015 Plan, outstanding awards may be assumed, converted or replaced by the successor or acquiring corporation (if any). In the alternative, the successor or acquiring corporation may substitute equivalent awards or provide substantially similar consideration to participants as was provided to our stockholders. The successor or acquiring corporation may also substitute awards by issuing substantially similar shares or other property subject to repurchase restrictions and other provisions no less favorable to the Participant than those which applied immediately prior to the transaction. In the event such successor or acquiring corporation (if any) does not assume, convert, replace or substitute awards, then the vesting of such awards will accelerate and options will become exercisable in full prior to the consummation of such event, and if such options are not exercised prior to the consummation of the corporate transaction, they will terminate.
Plan Amendment or Termination. The board may at any time amend, alter, suspend or terminate the 2015 Plan. Certain amendments, alterations, or the suspension or discontinuance of the 2015 Plan may require the written consent of holders of outstanding awards. Certain material amendments also require the approval of our stockholders. As discussed above, we will terminate our 2015 Plan prior to the closing of this offering and no new awards will be granted thereunder following such termination.
Rule 10b5-1 Sales Plans
Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our Class A common stock or Class B common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to early termination, the sale of any shares under such plan would be subject to the lock-up agreement that the director or executive officer has entered into with the underwriters.
Limitations of Liability and Indemnification Matters
On the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:
•any breach of the director’s duty of loyalty to the corporation or its stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions; or
•any transaction from which the director derived an improper personal benefit.
Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect on the completion of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws that will be in effect on the completion of this offering will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in connection with any action, proceeding or investigation. We believe that these amended and restated certificate of incorporation and amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, below we describe transactions since January 1, 2017 and each currently proposed transaction in which:
•we have been or are to be a participant;
•the amounts involved exceeded or will exceed $120,000; and
•any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.
Series E Preferred Stock Financing
In September 2019, we sold an aggregate of 21,224,214 shares of our Series E redeemable convertible preferred stock at a purchase price of $16.4906 per share to a total of fourteen accredited investors for an aggregate purchase price of approximately $350.0 million, and issued 1,284,653 shares of our Series E-1 redeemable convertible preferred stock to one accredited investor upon conversion of a simple agreement for future equity in the aggregate amount of $10.0 million. None of the purchasers of our Series E-1 redeemable convertible preferred stock were related persons. The following table summarizes purchases of our Series E redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series E Redeemable Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Ribbit Capital(1)	4,548,046	$75,000,007
Entities affiliated with Drive Capital(2)	3,032,030	$49,999,994
Entities affiliated with Tiger Global(3)	606,406	$9,999,999
Entities affiliated with Redpoint Ventures(4)	303,203	$4,999,999
_______________
(1)Entities associated with Ribbit Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information are Ribbit Capital IV, L.P., for itself and as nominee for Ribbit Founder Fund IV, L.P. and RT-E Ribbit Opportunity IV, LLC. Nick Shalek, a member of our board of directors, is a General Partner at Ribbit Capital.
(2)Entities associated with Drive Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information are Drive Capital Overdrive Fund I, L.P., Drive Capital Overdrive Fund I (TE), L.P. and Drive Overdrive Ignition Fund I, L.P. Christopher Olsen, a member of our board of directors, is a Partner at Drive Capital.
(3)Entities associated with Tiger Global holding our securities whose shares are aggregated for purposes of reporting share ownership information are Tiger Global Private Investment Partners XI, L.P. and Alex Cook.
(4)Entities associated with Redpoint Ventures holding our securities whose shares are aggregated for purposes of reporting share ownership information are Redpoint Omega II, L.P. and Redpoint Omega Associates II, LLC. Elliot Geidt, a member of our board of directors, is Managing Director at Redpoint Ventures.

Series D Preferred Stock Financing
In November 2018, we sold an aggregate of 19,339,702 shares of our Series D redeemable convertible preferred stock to a total of seven accredited investors at a purchase price of $5.17071 per share for an aggregate purchase price of approximately $100.0 million. The following table summarizes purchases of our Series D redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series D Redeemable Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Redpoint Ventures(1)	966,985	$4,999,999
Ribbit Capital IV, L.P., for itself and as nominee for Ribbit Founder Fund IV, L.P.(2)	870,286	$4,499,997
_______________
(1)Entities associated with Redpoint Ventures holding our securities whose shares are aggregated for purposes of reporting share ownership information are Redpoint Omega II, L.P. and Redpoint Omega Associates II, LLC. Elliot Geidt, a member of our board of directors, is Managing Director at Redpoint Ventures.
(2)Nick Shalek, a member of our board of directors, is a General Partner at Ribbit Capital.
Series C Preferred Stock Financing
In March 2018, we sold an aggregate of 32,265,400 shares of our Series C-1 redeemable convertible preferred stock and 3,100,630 shares of our Series C-2 redeemable convertible preferred stock to a total of eight accredited investors at a purchase price of $1.44206 per share for an aggregate purchase price of approximately $51.0 million. The following table summarizes purchases of our Series C redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series C-1 Redeemable Convertible Preferred Stock	Shares of Series C-2 Redeemable Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Redpoint Ventures(1)	13,869,030	—	$19,999,973
Entities affiliated with SVB Financial Group(2)	654,200	3,100,630	$18,999,977
Ribbit Capital IV, L.P., for itself and as nominee for Ribbit Founder Fund IV, L.P.(3)	8,321,420	—	$11,999,987
_______________
(1)Entities associated with Redpoint Ventures holding our securities whose shares are aggregated for purposes of reporting share ownership information are Redpoint Omega II, L.P. and Redpoint Omega Associates II, LLC. Elliot Geidt, a member of our board of directors, is Managing Director at Redpoint Ventures.
(2)Entities affiliated with SVB Financial Group holding our securities whose shares are aggregated for purposes of reporting share ownership information are Capital Partners III, L.P., Venture Overage Fund, L.P., SVB Financial Group.
(3)Nick Shalek, a member of our board of directors, is a General Partner at Ribbit Capital.
Third-Party Tender Offers
In January 2020, we entered into an investment agreement with HH SUM-XVII Holdings Limited, an affiliate of Hillhouse Capital Group, pursuant to which we agreed to waive certain transfer restrictions in connection with, and assist in the administration of, a tender offer that the investor proposed to commence. In January 2020, HH SUM-XVII Holdings Limited commenced a tender offer to purchase shares of our capital stock from certain of our stockholders at a price of $16.4906 per share, less transaction costs, pursuant to an offer to purchase to which we were not a party. An aggregate of approximately 2,900,000 shares of our capital stock were tendered pursuant to the tender offer for an aggregate purchase price of approximately $47.7 million.
Alexander Timm, our Chief Executive Officer, Daniel Rosenthal, our Chief Financial Officer, and Doug Ulman each of whom is a member of our board of directors, and Daniel Manges, our Chief Technology Officer, who is one of our other executive officers, and certain other of our employees sold shares of our capital stock in the tender offer.

In January 2019, we entered into a Participation Agreement with Tiger Global Private Investment Partners XI, L.P., an affiliate of Tiger Global Management, LFX Capital L.L.C., and Alex Cook, pursuant to which we agreed to waive certain transfer restrictions in connection with, and assist in the administration of, a tender offer that such investors proposed to commence. In January 2019, these investors commenced a tender offer to purchase shares of our capital stock from certain of our stockholders at a price of $7.76 per share, less transaction costs, pursuant to an offer to purchase to which we were not a party. An aggregate of approximately 2,100,000 shares of our capital stock were tendered pursuant to the tender offer for an aggregate purchase price of approximately $16.0 million. Tiger Global Investment Partners XI, L.P. is a beneficial holder of more than 5% of our outstanding capital stock.
Alexander Timm, our Chief Executive Officer and director, and Daniel Manges, our Chief Technology Officer, who are two of our executive officers, and certain other of our employees sold shares of our capital stock in the tender offer.
Silicon Valley Bank Warrants
In July 2016, we issued to Silicon Valley Bank, or SVB, an affiliate of SVB Financial Group, a warrant to purchase 500,000 shares of our Series A-3 redeemable convertible preferred stock at an exercise price of $0.28714 per share in connection with a loan and security agreement with SVB. In December 2017, we issued to SVB a warrant to purchase 97,960 shares of our Series B redeemable convertible preferred stock at an exercise price of $0.81141 per share in connection with the amendment of a loan and security agreement with SVB.
Investors’ Rights Agreement
We are party to an amended and restated investors’ rights agreement, or IRA, with certain holders of our capital stock, including entities affiliated with SVB Financial Group, entities affiliated with Drive Capital, entities affiliated with Tiger Global, entities affiliated with Ribbit Capital and entities affiliated with Redpoint Ventures, as well as other holders of our redeemable convertible preferred stock. The IRA provides the holders of our redeemable convertible preferred stock with certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. The IRA also provides these stockholders with information rights, which will terminate on the completion of this offering, and a right of first refusal with regard to certain issuances of our capital stock, which will not apply to, and will terminate on, the completion of, this offering. In connection with this offering, the holders of up to                shares of our Class B common stock issuable on conversion of outstanding redeemable convertible preferred stock and exercise of certain warrants, are entitled to, and the necessary percentage of holders waived, their rights with respect to the registration of their shares under the Securities Act under this agreement. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights”.
Right of First Refusal
Pursuant to our equity compensation plans and certain agreements with our stockholders, including a right of first refusal and co-sale agreement with certain holders of our capital stock, including Alexander Timm, Daniel Manges, entities affiliated with SVB Financial Group, entities affiliated with Drive Capital, entities affiliated with Tiger Global, entities affiliated with Ribbit Capital and entities affiliated with Redpoint Ventures, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell to other parties. This right will terminate upon the completion of this offering.
Indemnification Agreements
Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws that will be in effect on the completion of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect on the completion of this offering will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations of Liability and Indemnification Matters”.
Employment Agreements
We have entered into employment agreements with our executive officers. For more information regarding employment agreements with our named executive officers, see the section titled “Executive Compensation—Employment Agreements”.
Loans to Executive Officers
In July 2018, we entered into partial recourse promissory notes with each of Alexander Timm, our Chief Executive and director, and Daniel Manges, our Chief Technology Officer, in the aggregate principal amounts of $1.8 million and $1.2 million, respectively, and each with a 2.87% annual interest rate that compounded annually. These loans will no longer be outstanding prior to the initial public filing of the registration statement.
Policies and Procedures for Related Person Transactions
Prior to the completion of this offering, our board of directors will adopt a related person transaction policy setting forth the policies and procedures for the identification, review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and a related person were or will be participants and the amount involved exceeds $120,000, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness and guarantees of indebtedness. In reviewing and approving any such transactions, our audit committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable products or services, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction, management’s recommendation with respect to the proposed related person transaction, and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our capital stock as of June 30, 2020, and as adjusted to reflect the sale of our Class A common stock offered by us in this offering assuming no exercise of the underwriters’ option to purchase additional shares, for:
•each of our named executive officers;
•each of our directors;
•all of our executive officers and directors as a group; and
•each person or group of affiliated persons known by us to beneficially own more than 5% of our Class A common stock and Class B common stock.
We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.
Applicable percentage ownership before the offering is based on no shares of Class A common stock and               shares of Class B common stock outstanding as of June 30, 2020, assuming (i) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of Class B common stock upon the closing of this offering and (ii) the issuance of               shares of our Class B common stock as a result of the automatic net exercise of a warrant to purchase 2,778,608 shares of our Class B common stock, based on an assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus. Applicable percentage ownership after the offering is based on                    shares of Class A common stock and               shares of Class B common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock and excluding any potential purchases in this offering by the persons and entities named in the table below. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable within 60 days of June 30, 2020. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Root, Inc., 80 E. Rich Street, Suite 500, Columbus, OH 43215.

	Shares Beneficially Owned Prior to Offering					Shares Beneficially Owned After Offering
	Class A Common Stock		Class B Common Stock		% of Total Voting Power Before the Offering	Class A Common Stock		Class B Common Stock		% of Total Voting Power After the Offering(1)
Name of Beneficial Owner	Shares	%	Shares	%		Shares	%	Shares	%
5% Stockholders
Entities affiliated with Drive Capital(2)	—	*	54,210,440
Entities affiliated with Ribbit Capital(3)	—	*	33,732,382
Entities affiliated with Tiger Global(4)	—	*	21,007,141
Entities affiliated with SVB Financial Group(5)	—	*	16,258,740
Entities affiliated with Redpoint Ventures(6)	—	*	15,139,218
Directors and Named Executive Officers
Alexander Timm(7)	—	*	19,209,353
Daniel Rosenthal(8)	—	*	2,468,255
Daniel Manges(9)	—	*	12,807,969
Elliot Geidt(6)	—	*	15,139,218
Nancy Kramer	—	*	—
Christopher Olsen(2)	—	*	54,210,440
Nick Shalek(3)	—	*	33,732,382
Doug Ulman(10)	—	*	881,251
All directors and executive officers as a group(11) (8 persons)	—	*	138,448,868
_______________
*Represents beneficial ownership of less than 1%.
(1)Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. See the section titled “Description of Capital Stock—Class A Common Stock and Class B Common Stock” for additional information about the voting rights of our Class A common stock and Class B common stock.
(2)Consists of (a) 51,178,410 shares of Class B common stock held by DC I Investment LLC, or DC I, and (b)(i) 978,891 shares of Class B common stock held by Drive Capital Overdrive Fund I (TE), L.P., or DC Overdrive (TE), (ii) 2,024,456 shares of Class B common stock held by Drive Capital Overdrive Fund I, L.P., or DC Overdrive, and (iii) 28,683 shares of Class B common stock held by Drive Capital Overdrive Ignition Fund I, L.P., or DC Overdrive Ignition, or collectively, the Overdrive Funds. Drive Capital Fund I, L.P., or Fund I, is the majority member of DC I, and Drive Capital I (GP), LLC, or GP LLC, serves as the general partner of Fund I. An investment committee of GP LLC comprised of Christopher Olsen and Mark D. Kvamme controls all voting and investment decisions with respect to Fund I; however, with respect to the shares held by DC I, Christopher Olsen controls all voting and investment decisions pursuant to irrevocable proxy granted by Mark D. Kvamme. Drive Capital Overdrive I (GP), LLC, or GP Overdrive LLC, serves as the general partner of the Overdrive Funds. An investment committee of GP Overdrive LLC comprised of Christopher Olsen and Mark D. Kvamme controls all voting and investment decisions with respect to the Overdrive Funds, including with respect to the shares held by the Overdrive Funds. Christopher Olsen and Mark D. Kvamme control other voting matters related to GP Overdrive LLC through control of its manager, Drive Capital, LLC. The address of each of these entities is 629 N. High St 6th Fl, Columbus, Ohio 43215.
(3)Consists of (i) 29,487,539 shares of Class B common stock held by Ribbit Capital IV, L.P,. for itself and as nominee for Ribbit Founder Fund IV, L.P., Ribbit Capital IV, and (ii) 4,244,843 shares of Class B common stock held by RT-E Ribbit Opportunity IV, LLC, Ribbit RT-E. Meyer Malka is the sole director of Ribbit Capital GP IV, Ltd., which is the general partner of Ribbit Capital GP VI, L.P., which is both the general partner of Ribbit Capital IV and the managing member of Ribbit RT-E, and as such, Mr. Malka may be deemed to hold voting and investment power with respect to the shares held by Ribbit Capital IV and Ribbit RT-E. The principal office address of each of these entities is 364 University Avenue, Palo Alto, California 94301.
(4)Consists of 21,007,141 shares of Class B common stock held by Tiger Global Private Investment Partners XI, L.P., or Tiger Global PIP XI, and an affiliate of Tiger Global Management, LLC, or Tiger Global. Tiger Global is the investment advisor of Tiger PIP XI and is controlled by Chase Coleman and Scott Shleifer, and as such Messrs. Coleman and Shleifer may be deemed to beneficially own the shares held by these entities. Such parties have granted a proxy to Alexander Timm, our chief executive officer, with respect to any shares exceeding the minimum voting power deemed to constitute control under the applicable insurance laws and regulations of our state of domicile. The address for each of these entities and individuals is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, New York 10019.
(5)Consists of (i) 12,540,250 shares of Class B common stock held by Capital Partners III, L.P., (ii) 3,120,530 shares of Class B common stock held by Venture Overage Fund, L.P. and (iii) 597,960 shares of Class B common stock issuable to SVB Financial Group pursuant to warrants exercisable within 60 days of June 30, 2020. SVB Financial Group is the managing member of SVB Capital Partners III, LLC, the general partner of Capital Partners III, L.P. and is also the managing member of SVB Capital Venture Overage, LLC, which is general partner of Venture Overage Fund, L.P. SVB Financial Group is a reporting company listed on the Nasdaq Global Select Market. Certain employees of Silicon Valley Bank, a wholly-owned subsidiary of SVB Financial Group, have voting and dispositive power over the shares held by Capital Partners III, L.P., Venture Overage Fund, L.P. and SVB Financial Group. Capital Partners III, L.P., Venture Overage Fund, L.P. and SVB Financial Group are affiliates of two broker dealers. At the time of issuance, each of Capital Partners III, L.P., Venture Overage Fund, L.P. and SVB Financial Group represented to us that each entity acquired the securities as the result of an investment, in the ordinary course of business and, at the time of the receipt of shares, had no agreements or understandings, directly or indirectly, with any person to distribute the shares. The address of SVB Financial Group’s headquarters is 3003 Tasman Drive, Santa Clara, California 95054. The address of Capital Partners III, L.P. and Venture Overage Fund, L.P. is 770 Sand Hill Road, Menlo Park, California 94025.
(6)Consists of shares of (i) 14,685,053 shares of Class B common stock held by Redpoint Omega II, L.P., or RO II, and (ii) 454,165 shares of Class B common stock held by Redpoint Omega Associates II, LLC, or ROA II. Redpoint Omega II, LLC (RO II LLC) is the sole general partner of RO II. Voting and dispositive decisions with respect to the shares held by RO II and ROA II are made by the managers of RO II LLC and ROA II: W. Allen Beasley, Jeffrey D. Brody, Satish Dharmaraj, R. Thomas Dyal, Timothy M. Haley, Christopher B. Moore, Scott C. Raney, John L. Walecka and Geoffrey Y. Yang. The address for the entities affiliated with Redpoint is 3000 Sand Hill Road, Building 2, Suite 290, Menlo Park, CA 94025.
(7)Consists of 19,209,354 shares of Class B common stock held by Alexander Timm, of which 2,574,596 shares may be repurchased by us at the original purchase price as of June 30, 2020.
(8)Consists of (i) 798,438 shares of Class B common stock held by Daniel Rosenthal, of which 443,750 shares may be repurchased by us at the original purchase price as of June 30, 2020, and (ii) 1,669,817 shares of Class B common stock issuable to Daniel Rosenthal pursuant to options exercisable within 60 days of June 30, 2020, of which 11,284 are vested as of such date.
(9)Consists of (i) 1,740,572 shares of Class B common stock held by Daniel Manges, of which 1,547,175 may be repurchased by us at the original purchase price as of June 30, 2020, and (ii) 11,067,397 shares of Class B common stock held by the Manges Trust dated January 27, 2016.
(10)Consists of (i) 172,911 shares of Class B common stock held by Doug Ulman, and (ii) 708,340 shares of Class B common stock issuable to Doug Ulman pursuant to options exercisable within 60 days of June 30, 2020, of which 666,673 are vested as of such date.
(11)Consists of (i) 136,070,711 shares of Class B common stock beneficially owned by our current executive officers and directors, of which 4,565,521 may be repurchased by us at the original purchase price as of June 30, 2020, and (ii) 2,378,157 shares of Class B common stock issuable pursuant to options exercisable within 60 days of June 30, 2020, of which 677,957 shares are vested as of such date.

DESCRIPTION OF CAPITAL STOCK
General
The following is a summary of the rights of our capital stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will each become effective upon the completion of this offering, the investors’ rights agreement and relevant provisions of Delaware General Corporation Law. The descriptions herein are qualified in their entirety by our amended and restated certificate of incorporation, amended and restated bylaws and investors’ rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of Delaware General Corporation Law.
Upon the completion of this offering, our amended and restated certificate of incorporation will provide for two classes of common stock: Class A common stock and Class B common stock. In addition, our amended and restated certificate of incorporation that will be in effect on the completion of this offering will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.
Upon the closing of this offering, our authorized capital stock will consist of             shares, all with a par value of $0.0001 per share, of which:
•            shares are designated as Class A common stock;
•            shares are designated as Class B common stock; and
•            shares are designated as preferred stock.
As of June 30, 2020, we had outstanding:
•no shares of Class A common stock; and
•            shares of Class B common stock, which assumes the automatic conversion of 161,781,094 outstanding shares of redeemable convertible preferred stock into the same number of shares of Class B common stock, which will occur immediately prior to the completion of this offering.
Our outstanding capital stock was held by 127 stockholders of record as of June 30, 2020. All authorized but unissued shares of our capital stock will be available for issuance by our board of directors without any further stockholder action, except as required by the listing standards of                    .
Class A Common Stock and Class B Common Stock
Voting Rights
Holders of Class A common stock will be entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Class B common stock will be entitled to ten votes per share on all matters to be voted upon by the stockholders.The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders (including the election of directors), unless otherwise required by Delaware law or our amended and restated certificate of incorporation.
Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will not provide for cumulative voting for the election of directors.
Dividend Rights
Holders of Class A common stock and Class B common stock will be entitled to ratably receive dividends if, as, and when declared from time to time by our board of directors at its own discretion out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, if any. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.
Applicable insurance laws restrict the ability of our insurance subsidiary to declare stockholder dividends and require insurance companies to maintain specified levels of statutory capital and surplus. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance subsidiary may in the future adopt statutory provisions more restrictive than those currently in effect.
Right to Receive Liquidation Distributions
Upon our dissolution, liquidation, or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our Class A common stock and Class B common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.
Subdivisions and Combinations
If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other classes will be subdivided or combined in the same manner.
Other Matters
Our Class A common stock and Class B common stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described below. All outstanding shares of our common stock will be fully paid and non-assessable, and the shares of our common stock offered in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and non-assessable.
Conversion
Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. After the completion of this offering, on any transfer of shares of Class B common stock, whether or not for value, each such transferred share will automatically convert into one share of Class A common stock, except for certain transfers described in our amended and restated certificate of incorporation that will be in effect on the completion of this offering, including transfers for tax and estate planning purposes, so long as the transferring holder continues to hold sole voting and dispositive power with respect to the shares transferred.
Any holder’s shares of Class B common stock will convert automatically into Class A common stock, on a one-to-one basis, upon the following: (1) sale or transfer of such share of Class B common stock; (2) the death of the Class B common stockholder; and (3) on the final conversion date, defined as the anniversary of this offering.
Once transferred and converted into Class A common stock, the Class B common may not be reissued.
Fully-Paid and Non-Assessable
In connection with this offering, our legal counsel will opine that the shares of our Class A common stock to be issued under this offering will be fully paid and non-assessable.
Preferred Stock
As of June 30, 2020, there were 161,781,094 shares of redeemable convertible preferred stock outstanding. Upon the completion of this offering, our board of directors may, without further action by our stockholders, fix the

rights, preferences, privileges and restrictions of up to an aggregate of               shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Class A common stock or Class B common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our Class B common stock, and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.
Options
As of June 30, 2020, we had outstanding options under our equity compensation plans to purchase an aggregate of 11,958,503 shares of our Class B common stock, with a weighted-average exercise price of $1.6785 per share.
Warrants
As of June 30, 2020, we had outstanding (i) one warrant to purchase 2,778,608 shares of our Class B common stock with an exercise price of $0.0001 per share, which will automatically net exercise in connection with the completion of this offering; (ii) one warrant to purchase 97,960 shares of our Series B redeemable convertible preferred stock with an exercise price of $0.81141 per share and (iii) 500,000 shares of our Series A-3 redeemable convertible preferred stock with an exercise price of $0.28714 per share. Upon the closing of this offering, certain of these warrants may remain outstanding.
Each of the above warrants has a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of the net exercise of the warrant after deduction of the aggregate exercise price. These warrants also contain provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrants in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations.
Restricted Stock Units
As of June 30, 2020, we had outstanding 84,051 shares of our Class B common stock subject to RSUs under our 2015 Plan. Our outstanding RSUs will generally vest upon the satisfaction of both a time-based condition and a performance-based condition. For the majority of our outstanding RSUs under our 2015 Plan, the time-based condition will be satisfied in sixteen successive equal quarterly installments, with one quarter vesting on the first anniversary of the vesting commencement date, subject to continued service through each such vesting date. The performance-based condition for the RSUs will be satisfied on the earlier of (i) the effective date of the registration statement of which this prospectus forms a part; and (ii) the date of a change in control.
Registration Rights
We are party to an amended and restated investors’ rights agreement that provides that certain holders of our redeemable convertible preferred stock, including certain holders of at least 1% of our outstanding capital stock, have certain registration rights as set forth below. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback and Form S-3 registrations described below.
Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire five years after the closing of this offering, of which this prospectus is a part, or with respect to any particular stockholder, such time after the closing of this offering that such stockholder can sell all of its shares entitled to registration rights under Rule 144 of the Securities Act during any 90-day period.

Demand Registration Rights
The holders of an aggregate of          shares of our Class B common stock will be entitled to certain demand registration rights. At any time beginning the 180 days after the completion of this offering, certain holders of these shares may request that we register all or a portion of the registrable shares. We are obligated to effect only two such registrations. Such request for registration must cover shares with an anticipated aggregate offering price, before deduction of underwriting discounts and commissions, of at least $10 million.
Piggyback Registration Rights
In connection with this offering, the holders of an aggregate of             shares of our Class B common stock were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration relating to (i) any employee benefit plan, (ii) the offer and sale of debt securities or the stock issuable upon conversion thereof, or (iii) any corporate reorganization or transaction under Rule 145 of the Securities Act, including any registration statements related to the issuance or resale of securities issued in such a transaction, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.
Form S-3 Registration Rights
The holders of an aggregate of             shares of Class B common stock will be entitled to certain Form S-3 registration rights. The holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $1 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.
Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws
Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain or will contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.
These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Stockholder Meetings
Our amended and restated bylaws will provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals
Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.
Elimination of Stockholder Action by Written Consent
Our amended and restated certificate of incorporation and amended and restated bylaws will eliminate the right of stockholders to act by written consent without a meeting.
Staggered Board
Our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see the section titled “Management—Board Composition and Election of Directors”. This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.
Removal of Directors
Our amended and restated certificate of incorporation will provide that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.
Stockholders Not Entitled to Cumulative Voting
Our amended and restated certificate of incorporation will not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our Class A common stock and Class B common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.
Delaware Anti-Takeover Statute
We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.
Choice of Forum
Our amended and restated certificate of incorporation to be effective on the completion of this offering will provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for the following claims or causes of action under Delaware statutory or common law: (i) any derivative claim or cause of action brought on our behalf; (ii) any claim or cause of action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees to us or our stockholders; (iii) any claim or cause of action against us or any of our current or former directors, officers or other employees arising out of or pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (including any right, obligation, or remedy thereunder); (v) any claim or cause of action as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any claim or cause of action against us or any of our current or former directors, officers, or other employees that is governed by the internal-affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. This choice of forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, or the Securities Act. Our amended and restated certificate of incorporation to be effective on the completion of this offering will further provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Additionally, our amended and restated certificate of incorporation to be effective on the completion of this offering will provide that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.
Amendment of Charter Provisions
The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least two-thirds of the total voting power of all of our outstanding voting stock.
The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Class A common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. See the section titled “Risk Factors — Risks Related to this Offering and Ownership of Our Class A Common Stock — “Our amended and restated certificate of incorporation that will become effective upon the completion of this offering provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees”.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock will be                              .
Exchange Listing
Our common stock is currently not listed on any securities exchange. We intend to apply to have our common stock listed on          under the symbol “     ”.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we intend to apply to have our Class A common stock listed on       , we cannot assure you that there will be an active public market for our Class A common stock.
Following the completion of this offering, based on the number of shares outstanding as of June 30, 2020 and assuming (1) the issuance of shares of Class A common stock in this offering, (2) the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our Class B common stock, which will automatically occur immediately prior to the completion of the offering, (3) the issuance of               shares of our Class B common stock as a result of the automatic net exercise of a warrant to purchase 2,778,608 shares of our Class B common stock, based on an assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, (4) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering, and (5) no exercise of the underwriters’ option to purchase additional shares, we will have outstanding an aggregate of approximately             shares of Class A common stock and shares of Class B common stock.
Of these shares, all shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares of Class A common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.
The remaining outstanding shares of our Class A common stock and Class B common stock will be, and shares underlying outstanding RSUs and shares subject to stock options will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, each of which is summarized below. We expect that substantially all of these shares will be subject to a 180-day lock-up period under the lock-up agreements and market stand-off agreements described below.
Lock-Up Agreements
We, along with our directors, executive officers and substantially all of our other stockholders and optionholders, have agreed or will agree with the underwriters that for a period of 180 days, after the date of this prospectus, subject to specified exceptions as detailed further in “Underwriting” below, we or they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to sale of, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock. Substantially all of our stockholders are subject to a market stand-off agreement with us which imposes similar restrictions.
Upon expiration of the lock-up period, certain of our stockholders will have the right to require us to register their shares under the Securities Act. See the section titled “—Registration Rights” below and “Description of Capital Stock—Registration Rights”.
Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144
Affiliate Resales of Restricted Securities
In general, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our capital stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:
•1% of the number of shares of our Class A common stock then outstanding, which will equal approximately          shares immediately after this offering; or
•the average weekly trading volume in our Class A common stock on          during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and          concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.
Non-Affiliate Resales of Restricted Securities
In general, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our capital stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.
Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.
Form S-8 Registration Statement
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our Class A common stock and Class B common stock subject to outstanding stock options and Class A common stock and Class B common stock issued or issuable under the 2020 Plan and the 2015 Plan, as applicable. We expect to file the registration statement covering shares offered pursuant to these stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights
As of June 30, 2020, holders of up to           shares of our Class B common stock, which includes all of the shares of Class B common stock issuable upon the automatic conversion of our redeemable convertible preferred stock immediately prior to the completion of this offering, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act upon the completion of this offering and the expiration of lock-up agreements. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK
The following is a summary of certain material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our Class A common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or non-U.S. tax laws, or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, and applicable Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date hereof. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This discussion is limited to non-U.S. holders who purchase our Class A common stock pursuant to this offering and who hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:
•certain former citizens or long-term residents of the United States;
•partnerships or other entities or arrangements treated as pass-through or disregarded entities for U.S. federal income tax purposes (and investors therein);
•“controlled foreign corporations”;
•“passive foreign investment companies”;
•corporations that accumulate earnings to avoid U.S. federal income tax;
•banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;
•tax-exempt organizations and governmental organizations;
•tax-qualified retirement plans;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;
•persons subject to the alternative minimum tax;
•persons that own, or have owned, actually or constructively, more than 5% of our Class A common stock;
•accrual-method taxpayers subject to special tax accounting rules under Section 451(b) of the Code; and
•persons that hold our Class A common stock as part of a hedging or conversion transaction or straddle, or synthetic security, or a constructive sale, or other risk reduction strategy or integrated investment.
If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our Class A common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our Class A common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our Class A common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.
Definition of Non-U.S. Holder
For purposes of this discussion, a non-U.S. holder is any beneficial owner of our Class A common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
Distributions on Our Class A Common Stock
We have not paid and do not anticipate paying dividends. However, if we make cash or other property distributions on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our Class A common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our Class A common stock and will be treated as described under the section titled “—Gain on Disposition of Our Class A Common Stock” below.
Subject to the discussions below regarding effectively connected income, backup withholding and Sections 1471 through 1474 of the Code (commonly referred to as FATCA), dividends paid to a non-U.S. holder of our Class A common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our paying agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable form) and satisfy applicable certification and other requirements. This certification must be provided to us or our paying agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.
Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
If a non-U.S. holder holds our Class A common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our Class A common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.
However, any such effectively connected dividends paid on our Class A common stock generally will be subject to U.S. federal income tax on a net income basis at U.S. federal income tax rates generally applicable to U.S. persons. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
Gain on Disposition of Our Class A Common Stock
Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our Class A common stock, unless:
•the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;
•the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or
•our Class A common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our Class A common stock, and our Class A common stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.
Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC. If we are a USRPHC and either our Class A common stock is not regularly traded on an established securities market or a non-U.S. holder holds, or is treated as holding, more than 5% of our outstanding Class A common stock, directly or indirectly, during the applicable testing period, such non-U.S. holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. If we are a USRPHC and our Class A common stock is not regularly traded on an established securities market, a non-U.S. holder’s proceeds received on the disposition of shares will also generally be subject to withholding at a rate of 15%. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at U.S. federal income tax rates applicable to U.S. persons. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of dividends on our Class A common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our Class A common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.
Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.
Withholding on Foreign Entities
FATCA imposes a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally imposes a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our Class A common stock. Under applicable Treasury Regulations and administrative guidance, withholding under FATCA would have applied to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, but under proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on such proposed regulations pending finalization), no withholding would apply with respect to payments of gross proceeds.
Prospective investors are encouraged to consult with their tax advisors regarding the possible implications of this legislation on their investment in our Class A common stock.

UNDERWRITING
We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
Barclays Capital Inc.
Total
The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional          shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase          additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $       per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We and our officers, directors, and holders of substantially all of our common stock have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See the section titled “Shares Available for Future Sale” for a discussion of certain transfer restrictions.
Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
We intend to apply to list our Class A common stock on       under the symbol “     ”.
In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the relevant exchange, in the over-the-counter market or otherwise.
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. In addition, affiliates of Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Barclays Capital Inc. are lenders under our credit facility.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Selling Restrictions
European Economic Area and United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom, or, each, a Relevant State, no shares of our common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of our common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus

Regulation), except that offers of shares of our common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of our common stock shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
Each Underwriter has represented and agreed that:
(a)it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 as amended, or the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and
(b)it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous

Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to "professional investors" as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS
The validity of the shares of Class A common stock being offered by this prospectus will be passed upon for us by Cooley LLP, San Francisco, California. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, is acting as our special counsel with respect to insurance regulatory matters and our reinsurance strategy, including in connection with this offering. Goodwin Procter LLP, Redwood City, California has acted as counsel to the underwriters in connection with this offering.
EXPERTS
The consolidated financial statements of Root, Inc. and subsidiaries as of December 31, 2018 and December 31, 2019 and for each of the two years in the period ended December 31, 2019 included in this Prospectus and the related financial statement schedules included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such consolidated financial statements and financial statement schedules are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of Class A common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the Class A common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.
You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov.
Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at https://joinroot.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Schedules other than those listed above are omitted for the reason that they are not required, are not applicable or that equivalent information has been included in the financial statements or notes thereto or elsewhere herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Root, Inc. (formerly known as Root Stockholdings, Inc.)
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Root, Inc. and subsidiaries (the “Company”) as of December 31, 2019 and 2018 the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders' deficit, and cash flows, for each of the two years in the period ended December 31, 2019, and the related notes and the schedules listed in the Index (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP
Columbus, Ohio
August 10, 2020
We have served as the Company's auditor since 2017.

ROOT, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2018 AND 2019

	2018	2019
	(in millions, except par value )
Assets
Investments:
Fixed maturities available-for sale, at fair value (amortized cost: $4.9 and $118.7, respectively)	$4.9	$119.3
Short-term investments (amortized cost: $15.3 and $3.5, respectively)	15.3	3.5
Total investments	20.2	122.8
Cash and cash equivalents	122.3	391.7
Restricted cash	—	24.9
Premiums receivable, net of allowance of $0.0 and $2.0, respectively	35.0	122.7
Reinsurance recoverable	16.1	25.3
Prepaid reinsurance premiums	12.8	17.4
Fixed assets, net	3.8	10.2
Deferred acquisition costs	1.5	3.3
Other assets	4.3	10.3
Total assets	$216.0	$728.6
Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Liabilities:
Loss and loss adjustment expense reserves	$33.3	$140.7
Unearned premiums	47.3	145.4
Long-term debt and warrants	15.1	192.2
Reinsurance premiums payable	19.6	25.7
Accounts payable and accrued expenses	10.5	29.8
Other liabilities	3.3	8.4
Total liabilities	129.1	542.2
Commitments and Contingencies (Note 13)
Redeemable convertible preferred stock, $0.0001 par value, 136.4 and 158.9 shares issued and outstanding at December 31, 2018, and 2019, respectively (liquidation preference of $189.8 and $549.8, respectively) (Note 10)	189.6	560.4
Stockholders’ deficit:
Common stock, $0.0001 par value, 41.5 and 44.4 shares issued and outstanding at December 31, 2018, and 2019, respectively (Note 10)	—	—
Treasury stock, at cost	(0.1)	(0.1)
Additional paid-in capital	—	10.5
Accumulated other comprehensive income	—	0.6
Accumulated loss	(102.6)	(385.0)
Total stockholders’ deficit	(102.7)	(374.0)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$216.0	$728.6
See Notes to the Consolidated Financial Statements

ROOT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

	2018	2019
	(in millions, except per share data)
Net premiums earned	$40.2	$275.3
Net investment income	1.2	5.2
Fee income	1.9	9.7
Total revenue	43.3	290.2
Operating expenses:
Loss and loss adjustment expenses	43.5	321.4
Sales and marketing	40.3	109.6
Other insurance expense	10.2	52.3
Technology and development	8.2	24.0
General and administrative	9.3	43.0
Total operating expenses	111.5	550.3
Interest expense	0.9	22.3
Loss before income tax expense	(69.1)	(282.4)
Income tax expense	—	—
Net loss	(69.1)	(282.4)
Other comprehensive income:
Changes in unrealized gain on investments	—	0.6
Comprehensive loss	$(69.1)	$(281.8)
Loss per common share: basic and diluted	$(2.73)	$(8.33)
Weighted-average common shares outstanding: basic and diluted	25.3	33.9
Pro forma net loss per share: basic and diluted (unaudited)		$(1.54)
Pro forma weighted average common shares outstanding: basic and diluted (unaudited)		182.9
See Notes to the Consolidated Financial Statements

ROOT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

	Redeemable Convertible Preferred Stock		Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Loss	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
			(in millions)
Balance—January 1, 2018	81.7	$38.8	35.7	$—	4.5	$(0.1)	$—	$—	$(33.5)	$(33.6)
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	(69.1)	(69.1)
Common stock—option exercises	—	—	5.8	—	—	—	0.1	—	—	0.1
Reclassification of early-exercised stock option to liabilities	—	—	—	—	—	—	(0.2)	—	—	(0.2)
Common stock—shared-based compensation expense	—	—	—	—	—	—	0.1	—	—	0.1
Series C—preferred stock - voting issued	32.3	46.5	—	—	—	—	—	—	—	—
Series C—preferred stock - non-voting issued	3.1	4.5	—	—	—	—	—	—	—	—
Series C—transaction costs	—	(0.1)	—	—	—	—	—	—	—	—
Series D—preferred stock issued	19.3	100.0	—	—	—	—	—	—	—	—
Series D—transaction costs	—	(0.1)	—	—	—	—	—	—	—	—
Balance—December 31, 2018	136.4	$189.6	41.5	$—	4.5	$(0.1)	$—	$—	$(102.6)	$(102.7)
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	(282.4)	(282.4)
Changes in other comprehensive income	—	—	—	—	—	—	—	0.6	—	0.6
Tender offer	—	—	—	—	—	—	8.6	—	—	8.6
Common stock—option exercises	—	—	2.9	—	—	—	1.9	—	—	1.9
Reclassification of early-exercised stock option to liabilities	—	—	—	—	—	—	(1.4)	—	—	(1.4)
Common stock—share-based compensation expense	—	—	—	—	—	—	1.4	—	—	1.4
Series E—preferred stock - voting issued	21.2	350.0	—	—	—	—	—	—	—	—
Series E—transaction costs	—	(0.4)	—	—	—	—	—	—	—	—
Series E—SAFE conversion	1.3	21.2	—	—	—	—	—	—	—	—
Balance—December 31, 2019	158.9	$560.4	44.4	$—	4.5	$(0.1)	$10.5	$0.6	$(385.0)	$(374.0)
See Notes to the Consolidated Financial Statements

ROOT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019

	2018	2019
	(in millions)
Cash flows from operating activities:
Net loss	$(69.1)	$(282.4)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	0.1	1.4
Tender offer	—	8.6
Depreciation and amortization	0.6	4.9
Bad debt expense	0.3	9.0
SAFE fair value adjustment	—	11.2
Changes in operating assets and liabilities:
Premiums receivable	(33.7)	(96.7)
Reinsurance recoverable	(15.2)	(9.2)
Prepaid reinsurance premiums	(11.6)	(4.6)
Deferred acquisition costs	(1.5)	(1.8)
Other assets	(1.2)	(1.9)
Losses and loss adjustment expenses reserves	32.1	107.4
Unearned premiums	45.0	98.1
Reinsurance premiums payable	19.4	6.1
Accounts payable and accrued expenses	9.0	20.0
Other liabilities	(0.3)	2.7
Net cash used in operating activities	(26.1)	(127.2)
Cash flows from investing activities:
Purchases of investments	(40.3)	(138.1)
Proceeds from maturities, call and pay downs of investments	19.2	36.2
Sales of investments	4.0	—
Capitalization of internally developed software	(2.3)	(5.5)
Purchases of fixed assets	(1.2)	(6.6)
Net cash used in investing activities	(20.6)	(114.0)
Cash flows from financing activities:
Proceeds from exercise of stock options	0.1	1.9
Proceeds from issuance of preferred stock	151.0	350.0
Stock issuance costs	(0.2)	(0.4)
Proceeds from debt and warrants issuance	—	200.0
Debt and warrants issuance costs	—	(10.5)
Repayments of long-term debt	—	(15.5)
Proceeds from SAFE	—	10.0
Net cash provided by financing activities	150.9	535.5
Net increase in cash, cash equivalents and restricted cash	104.2	294.3
Cash, cash equivalents and restricted cash at beginning of year	18.1	122.3
Cash, cash equivalents and restricted cash at end of year	$122.3	$416.6
Supplemental disclosures:
Interest paid	$0.8	$4.3
Income taxes paid	—	—
Leasehold improvements - non-cash	2.6	1.5
Conversion of debt to preferred stock - non-cash	—	11.2
See Notes to the Consolidated Financial Statements

ROOT, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019
1.NATURE OF BUSINESS
Root, Inc. is a holding company which, directly or indirectly, maintains 100% ownership of each of its subsidiaries (together with Root, Inc. “We, us or our”). We were formed in 2015 to develop and launch a direct-to-consumer personal automobile insurance and mobile technology company.
We are a direct-to-consumer personal auto insurance, renters insurance and mobile technology company which began writing personal auto insurance in July 2016 entirely through a smartphone mobile application. We market our products primarily through digital and referral program channels. We offer insurance products underwritten by Root Insurance Company, an Ohio domiciled insurance company. As of December 31, 2019, we wrote auto policies in 29 states and were licensed in six additional states and the District of Columbia. As of December 31, 2019, we wrote renters insurance in three states.
2.SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation—The consolidated financial statements include the accounts of Root, Inc. and its subsidiaries, all of which are wholly owned. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. All intercompany accounts and transactions have been eliminated.
Use of Estimates—The preparation of consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates reflected in our consolidated financial statements include, but are not limited to, reserves for loss and loss adjustment expense, premium write-offs and valuation allowance for income taxes.
Unaudited Pro Forma Information— In the accompanying consolidated statements of operations and comprehensive loss, the unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2019 has been prepared assuming (i) the automatic conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock upon an initial public offering, or IPO, and (ii) the settlement of our related party loans executed with several executives for the purchase of common stock that were contractually required to be settled in connection with the filing of a registration statement under the Securities Act (Note 12). Both the conversion and settlement transactions were considered to have occurred as if the proposed IPO had occurred on the later of January 1, 2019 or the issuance date of the respective redeemable convertible preferred stock or related party loan.
Segment Information—Our chief operating decision maker is the Chief Executive Officer. The chief operating decision maker manages operations, allocates resources, and evaluates financial performance on a company-wide basis. We operate in one reporting segment providing direct-to-consumer insurance products to customers.
Cash, Cash Equivalents and Restricted Cash—Cash consists of cash on deposit. Cash equivalents are short-term, highly liquid investments that mature within three months from the date of origination and are principally stated at amortized cost, which approximates their fair value. Restricted cash consists of amounts held in escrow by a financial institution to collateralize a portion of outstanding debt.
Book Overdraft—If checks are issued in excess of the amount of cash on hand a book overdraft shall be reclassified to accounts payable on the consolidated balance sheets. When a check is issued whereby a disbursement account is used to write the check, but the account is not funded until the check is presented for payment this "negative cash" balance is included in cash and cash equivalents on the consolidated balance sheets, if the funding account has sufficient funds.

Investments—Investments in debt securities are classified as available-for-sale securities and are carried at fair value with any unrealized gains and losses, net of taxes, recorded as a component of accumulated other comprehensive income.
Declines in the fair value of debt securities below their cost deemed to be other-than-temporary are reflected in operations as realized losses. Management regularly reviews its securities for signs of other-than-temporary impairment, an assessment requiring significant management judgment. Among the criteria management considers are the financial condition of the issuer, including receipt of scheduled principal and interest cash flows, length of time of unrealized loss, maturity dates, current economic conditions and intent to sell, including if it is more likely than not that the we will be required to sell the security before recovery. When a debt security has been determined to have an other-than-temporary impairment, the impairment charge is separated into an amount representing the credit loss, which is recognized in earnings as a realized loss and the amount related to non-credit factors, which is recognized in other comprehensive income. There were no other-than-temporary impairments recognized in 2018 and 2019.
Fair Value Measurements—Fair value is defined as the price that would be received upon selling an asset or the price paid to transfer a liability on the measurement date in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants. A three-tier hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair values are:
Level 1 - Financial assets and liabilities for which inputs are observable and are obtained from reliable quoted prices in active markets for identical assets and liabilities.
Level 2 - Financial assets and liabilities for which values are based on quoted prices in markets that are not active or for which values are based on similar assets and liabilities that are actively traded. This also includes pricing models for which the inputs are corroborated by market data.
Level 3 - Financial assets and liabilities for which values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.
Premiums, Premiums Receivable and Premium Write-offs—Premiums written are deferred and earned pro rata over the policy period. Unearned premium is established to cover the unexpired portion of premiums written. A premium deficiency is recorded when the sum of expected losses, loss adjustment expenses, unamortized acquisition costs and maintenance costs exceed the recorded unearned premium reserve and anticipated investment income. A premium deficiency reserve is recognized as a reduction of deferred acquisition costs and, if necessary, by accruing an additional liability for the deficiency, with a corresponding charge to operations. We did not record a premium deficiency reserve in 2018 and 2019.
Premiums receivable represents premiums written but not yet collected. Generally, premiums are collected prior to providing risk coverage, minimizing our exposure to credit risk. Due to a variety of factors, certain premiums billed may not be collected, for which we establish an allowance for doubtful accounts based on an analysis of historical collection experience. Allowance for doubtful accounts was zero and $2.0 million as of December 31, 2018 and 2019 on the consolidated balance sheets. A policy is considered past due on the first day after its due date and policies greater than 90 days past due are written-off. We recognized premium write-offs of $0.3 million and $9.0 million for the years ended December 31, 2018 and 2019, respectively.
Fee Income—For those policyholders who pay premiums on an installment basis, we charge a flat fee for each installment related to the additional administrative costs associated with processing more frequent billings. We recognize this fee income in the period in which we process each installment.
Sales and Marketing—Sales and marketing includes spend related to performance and partnership channels, channel media, advertising, branding, public relations, consumer insights and referral fees. These expenses also include related employee costs including salaries, health benefits, bonuses and employee retirement plan related expenses other than share-based compensation expense, or Personnel Costs, and overhead allocated based on headcount, or Overhead. We incur sales and marketing activities for all product offerings including our newly introduced Enterprise product. Sales and marketing are expensed as incurred.
Other Insurance Expense—Other insurance expense includes underwriting expenses, credit card and policy processing expenses, premium write-offs, insurance license expenses, and Personnel Costs and Overhead related to actuarial and certain data science activities. Other insurance expense also includes amortization of deferred acquisition costs like premium taxes and report costs related to the successful acquisition of a policy. Other insurance expense is expensed as incurred, except for costs related to deferred acquisition costs that are capitalized and subsequently amortized over the same period in which the related premiums are earned. These expenses are also recognized net of ceding commissions earned.
Technology and development—Technology and development consists of software development costs related to our mobile app and homegrown information technology systems; third-party services related to infrastructure support; Personnel Costs and Overhead for engineering, product, technology, and certain data science activities; and amortization of internally developed software. Technology and development is expensed as incurred, except for development and testing costs related to internally developed software that are capitalized and subsequently amortized over the expected useful life.
General and Administrative—General and administrative expenses primarily relate to external professional service expenses; Personnel Costs and Overhead for corporate functions; depreciation expense for computers, furniture and other fixed assets; and share-based compensation expense for all employees, board members, and certain advisors. General and administrative expenses are expensed as incurred.
Policy Acquisition Costs—Acquisition costs, consisting of premium taxes and certain marketing costs and underwriting expenses, net of ceding commissions, related to the successful acquisition or renewal business, are deferred and amortized over the same period in which the related premiums are earned. Ceding commissions relating to reinsurance agreements are recorded as a reimbursement for both deferrable and non-deferrable acquisition costs. The portion of the ceding commission that is equal to the pro rata share of acquisition costs based on quota share percentage is recorded as an offset to the direct deferred acquisition costs. Any portion of the ceding commission that exceeds the acquisition costs of the business ceded is recorded as a deferred liability and amortized over the same period in which the related premiums are earned.
We amortized deferred acquisition costs of $2.8 million and $12.2 million for the years ended December 31, 2018 and 2019, respectively, which are recognized in other insurance expense in our consolidated statements of operations and comprehensive loss.
Loss and Loss Adjustment Expense Reserves—Loss and loss adjustment expense (“LAE”) reserves include an amount determined using adjuster determined case-base estimates for reported claims and on actuarial unpaid claim estimates using past experience and historical emergence patterns for unreported losses and loss adjustment expenses. These reserves are established to cover the estimated ultimate cost to settle insured losses. The unpaid claim estimates consider loss cost trends, mix of business, and other risk factors impacting claims settlement. The method used to estimate unpaid LAE reserves is based on claims transaction data, including the relative cost of settling the range of claim types from express material damage claims to more complex injury cases. There is considerable uncertainty associated with the actuarial estimates, and therefore no assurance can be made that the ultimate unpaid claim liability will not vary materially from such estimates. These loss estimates are continually reviewed by management and adjusted as necessary; with adjustments included in the period determined and recorded in loss and loss adjustment expenses on our consolidated statements of operations and comprehensive loss. As such, loss and loss adjustment expense reserves represent management’s best estimate of the ultimate liability related to reported and unreported claims.
Our loss and loss adjustment expense reserves are recorded gross of reinsurance and net of amounts expected to be received from salvage (the amount recovered from a total loss claims expense) and subrogation (the right to recover payments from third parties).

Reinsurance—In the ordinary course of business, we cede a portion of our business written to reinsurers to limit the maximum net loss potential arising from large risks and catastrophes. These arrangements, known as treaties, provide for reinsurance coverage on quota-share and excess-of-loss basis. Although the ceding of reinsurance does not discharge us from our primary liability to the policyholder, the insurance company that assumes the coverage assumes the related liability. Amounts recoverable from and payable to reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business. Reinsurance premiums, commissions and expense reimbursements related to reinsured business are accounted for on a basis consistent with the basis used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies have been reported as a reduction of premiums earned and are recognized over the remaining policy period based on the reinsurance protection provided. Amounts applicable to reinsurance ceded for unearned premium reserves are reported as a prepaid reinsurance premiums asset in the accompanying consolidated balance sheets and as reduction of unearned premiums in Note 6, “Reinsurance.” Expense allowances received in connection with reinsurance ceded have been accounted for as a reduction of other insurance expense in the consolidated statements of operations and comprehensive loss.
Some of our reinsurance agreements provide for adjustment of commissions or amount of coverage based on loss experience. We recognize the asset or liability arising from these adjustable features in the period the adjustment occurs, which is calculated based on experience to-date under the agreement.
In the event that all or any of the reinsuring companies might be unable to meet their obligations under existing reinsurance agreements, we would be liable for such defaulted amounts. We evaluate and monitor the financial condition associated with our reinsurers in order to minimize our exposure to significant losses from reinsurer insolvencies. We obtain our reinsurance from a diverse group of reinsurers and monitor concentration as well as financial strength ratings of the reinsurers to minimize counterparty credit risk. All reinsurance contracts provide for indemnification against loss or liability relating to insurance risk and have been accounted for as reinsurance.
Income Taxes—For the 2019 tax year, Root, Inc. will file a consolidated federal income tax return with Caret Holdings, Inc., Root Insurance Company and Root Reinsurance Company, Ltd. The consolidated return also includes Root Insurance Agency, LLC, which is a disregarded entity under Root Inc. for federal income tax purposes.
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
Deferred tax assets are recognized to the extent that there is sufficient positive evidence, as allowed under the Accounting Standard Codification, or ASC, 740, Income Taxes, to support the recoverability of those deferred tax assets. We establish a valuation allowance to the extent that there is insufficient evidence to support the recoverability of the deferred tax asset under ASC 740. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. If it is determined that the deferred tax assets would be realizable in the future in excess of their net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. A valuation allowance of $19.4 million and $76.8 million was established as of December 31, 2018 and 2019, respectively. Further details are discussed in Note 9, "Income Taxes."
We recognize the tax benefits of uncertain tax positions only when the position is more likely than not to be sustained under examination by the appropriate taxing authority. Interest and penalties on our reserve for uncertain tax positions are recognized as a component of tax expense. As of December 31, 2018 and 2019, we did not have any unrecognized tax benefits for uncertain tax positions and had no accrued interest or penalties related to uncertain tax positions.

Internally Developed Software—We review our software development activity and capitalize costs during the application development phase under ASC 350-40, Internal-Use Software. These costs are being amortized on a straight-line basis over a five-year period. Internally developed software costs are assessed for impairment at least quarterly to ensure assets are still in service. If there are assets identified as no longer in use, the remaining capitalized costs will be impaired. We amortized internally developed software of $0.3 million and $1.4 million for the years ended December 31, 2018 and 2019, respectively, recorded as technology and development expense in our consolidated statements of operations and comprehensive loss. The capitalized cost and accumulated amortization of internally developed software at December 31, 2018 and 2019 are as follows:

	2018	2019
	(dollars in millions)
Internally developed software	$3.0	$8.5
Accumulated amortization	(0.5)	(1.9)
Internally developed software, net	$2.5	$6.6
Fixed Assets—Fixed Assets are carried at cost, net of accumulated depreciation. We capitalize purchases of fixed assets with costs greater than $1,000, including computers, furniture, and leasehold improvements. Depreciation on computers and furniture is recognized on a straight-line basis over a useful life of three years and five years, respectively. Depreciation on leasehold improvements is recognized on a straight-line basis over the shorter of their useful life or the life of the lease. When certain events or changes in operating conditions occur, an impairment assessment may be performed on the recoverability of the carrying amounts. For the years ended December 31, 2018 and 2019, depreciation expense of $0.3 million and $1.7 million, respectively, are recorded in our consolidated statements of operations and comprehensive loss. The capitalized cost and accumulated depreciation of fixed assets at December 31, 2018 and 2019 are as follows:

	2018	2019
	(dollars in millions)
Computers	$1.0	$3.5
Furniture	0.6	2.9
Leasehold improvements	2.7	6.0
Total fixed assets, at cost	4.3	12.4
Accumulated depreciation	(0.5)	(2.2)
Fixed assets, net	$3.8	$10.2
Share-Based Compensation—We award share-based compensation, including stock options with only a service condition, stock options with service and performance conditions, and restricted stock, to our officers, directors, employees, and certain advisors through approval from the Compensation Committee of the Board of Directors.
Share-based compensation expense is recognized in general and administrative expenses in the consolidated statements of operations and comprehensive loss based on the grant date fair value of the awards. The fair value of stock options is determined on the grant date using the Black-Scholes Merton, or BSM, option-pricing model. The fair value of restricted stock is determined in-part by the fair value of our common shares. Stock options are exercisable for a period up to ten years from the grant date. We recognize forfeitures as they occur.
Stock options with only a service condition generally vest over four years - 25% cliff vests after one year and approximately 2% vests each month over three years thereafter. Stock options with service and performance conditions generally vest ratably over a four-year period assuming achievement of the performance conditions. The compensation expense associated with nonvested stock options that have performance conditions is dependent on our periodic assessment of the probability of the performance conditions being achieved. If deemed probable, we recognize compensation expense on a straight-line basis over the requisite service period. If a performance condition is no longer probable of achievement, any previously recognized compensation expense is reversed and no subsequent compensation expense is recognized until achievement is once again probable, at which point a cumulative catch-up is recognized, for additional information refer to Note 11, “Share-Based Compensation.”

Net Loss Per Share—Net loss per share results are a key indicator of the overall performance relative to each share of our outstanding common stock. Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Our warrants are included in the weighted-average number of common shares outstanding because they have an insignificant exercise price of $0.0001 per share and are therefore considered outstanding common shares for computation of basis EPS. The calculation for Diluted net loss per share is similar to Basic net loss per share discussed above except the conversion of dilutive securities is included in the denominator. Notable dilutive securities relevant to our operations are stock options, performance stock options, restricted stock units, warrants, redeemable convertible preferred stock, and common stock outstanding subject to outstanding related party loans.
We have operated at a loss from operations for the years ended December 31, 2018 and 2019. Therefore, the conversion of potential shares from dilutive securities would increase the denominator of earnings (loss) per share, or EPS, calculation and would create a lower loss per share due to net losses. This means that the potentially dilutive securities are considered antidilutive as they increase our EPS. Due to these losses from operations Diluted EPS would be equal to Basic EPS.
Adopted Accounting Pronouncement—In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The update requires revenue recognition to reflect the transfer of promised goods or services to customers and replaces existing revenue recognition guidance. Insurance contracts do not fall within the scope of this ASU. We adopted the ASU effective January 1, 2019. The adoption of this standard did not have a material impact on our financial statements or notes to the financial statements.
Upcoming Accounting Pronouncements—In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The main provision of ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. The effective date of ASU 2016-02 is for annual reporting periods beginning after December 15, 2021, and interim reporting periods beginning after December 15, 2022. We are currently evaluating the impact of this ASU.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends previous guidance on the impairment of financial instruments by adding an impairment model that allows an entity to recognize expected credit losses as an allowance rather than impairing as they are incurred. The new guidance is intended to reduce complexity of credit impairment models and result in a more timely recognition of expected credit losses. The effective date of ASU 2016-13 is for reporting periods beginning after December 15, 2022. We are currently evaluating the impact of this ASU.
In August 2018, the FASB issued Accounting Standards Update No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement, to help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement (hosting arrangement) by providing guidance for determining when the arrangement includes a software license. We early adopted ASU 2018-15 on January 1, 2020. The adoption of this standard did not have a material impact on our financial statements or notes to the financial statements.

3.INVESTMENTS
The amortized cost and fair value of short-term investments and available-for-sale fixed maturity securities at December 31, 2018 and 2019 are as follows:

	2018
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in millions)
Bonds and short-term investments:
U.S. Treasury securities and agencies	$17.3	$—	$—	$17.3
Municipal securities	1.5	—	—	1.5
Corporate debt securities	0.2	—	—	0.2
Other debt obligations	1.2	—	—	1.2
Total	$20.2	$—	$—	$20.2

	2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in millions)
Bonds and short-term investments:
U.S. Treasury securities and agencies	$12.7	$0.1	$—	$12.8
Municipal securities	10.2	0.1	—	10.3
Corporate debt securities	38.8	0.4	(0.1)	39.1
Residential mortgage-backed securities	3.3	—	—	3.3
Commercial mortgage backed securities	31.5	0.1	(0.1)	31.5
Other debt obligations	25.7	0.1	—	25.8
Total	$122.2	$0.8	$(0.2)	$122.8

The following tables reflect the gross unrealized losses, fair value on bonds, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2018 and 2019:

	2018
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(dollars in millions)
Bonds:
U.S. Treasury securities and agencies	$15.4	$—	$0.4	$—	$15.8	$—
Municipal securities	0.4	—	—	—	0.4	—
Other debt obligations	1.2	—	—	—	1.2	—
Total bonds	$17.0	$—	$0.4	$—	$17.4	$—

	2019
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(dollars in millions)
Bonds:
Municipal securities	$5.5	$—	$—	$—	$5.5	$—
Corporate debt securities	12.8	(0.1)	—	—	12.8	(0.1)
Residential mortgage-backed securities	1.9	—	—	—	1.9	—
Commercial mortgage-backed securities	24.5	(0.1)	—	—	24.5	(0.1)
Other debt obligations	7.4	—	—	—	7.4	—
Total bonds	$52.1	$(0.2)	$—	$—	$52.1	$(0.2)
We may ultimately record a realized loss after having originally concluded that the decline in value was temporary. Risks and uncertainties are inherent in the assessment methodology used to assess other-than-temporary declines in fair value. Risks and uncertainties could include, but are not limited to, the opinion of professional investment managers could prove to be incorrect, the past trading patterns of individual securities may not reflect future valuation trends and the credit ratings assigned by independent credit rating agencies may prove to be incorrect due to unforeseen or unknown facts related to a company’s financial situation.
The amortized cost and fair value of short-term investments and fixed maturity securities by contractual maturity at December 31, 2018 and 2019 are as follows:

	2018		2019
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(dollars in millions)
Due in one year or less	$16.0	$16.0	$14.3	$14.3
Due after one year through five years	4.2	4.2	81.6	82.1
Due five years through 10 years	—	—	4.9	4.9
Due after 10 years	—	—	21.4	21.5
Total	$20.2	$20.2	$122.2	$122.8
There were no realized gains or losses on short-term investments and fixed maturity securities for the years ended December 31, 2018 and 2019.

The following table sets forth the components of net investment income for the years ended December 31, 2018 and 2019:

	2018	2019
	(dollars in millions)
Interest on bonds	$0.4	$1.8
Interest on deposits and cash equivalents	0.9	3.8
Total	1.3	5.6
Investment expense	(0.1)	(0.4)
Net investment income	$1.2	$5.2
The following tables summarize the credit ratings of investments at December 31, 2018 and 2019:

	December 31, 2018
	Amortized Cost	Fair Value	% of Total Fair Value
S&P Global rating or equivalent	(dollars in millions)
AAA	$1.4	$1.4	6.9%
AA+, AA, AA-, A-1	18.8	18.8	93.1
Total	$20.2	$20.2	100.0%

	December 31, 2019
	Amortized Cost	Fair Value	% of Total Fair Value
S&P Global rating or equivalent	(dollars in millions)
AAA	$78.8	$79.0	64.3%
AA+, AA, AA-, A-1	8.7	8.8	7.2
A+, A, A-	26.6	26.9	21.9
BBB+, BBB, BBB-	8.1	8.1	6.6
Total	$122.2	$122.8	100.0%
Pursuant to certain regulatory requirements, we are required to hold assets on deposit with various state insurance departments for the benefit of policyholders. These special deposits are included in fixed maturities, available-for-sale on the consolidated balance sheets. The following table reflects special deposits:

	December 31,
	2018		2019
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
State	(dollars in millions)
South Carolina	$—	$—	$5.3	$5.5
Ohio	2.9	2.9	2.5	2.6
Colorado	—	—	1.1	1.1
Virginia	0.5	0.5	0.5	0.6
All other states	0.8	0.8	1.2	1.1
Total states	4.2	4.2	10.6	10.9

4.FAIR VALUE OF FINANCIAL INSTRUMENTS
The following tables provide information about our financial assets and liabilities measured and reported at fair value:

	2018
	Level 1	Level 2	Level 3	Total Fair Value
	(dollars in millions)
Assets
Fixed maturities	$3.0	$1.9	$—	$4.9
Short-term investments	14.1	1.2	—	15.3
Cash equivalents	92.5	—	—	92.5
Total Assets at fair value	$109.6	$3.1	$—	$112.7

	2019
	Level 1	Level 2	Level 3	Total Fair Value
	(dollars in millions)
Assets
Fixed maturities	$9.8	$109.5	$—	$119.3
Short-term investments	3.0	0.5	—	3.5
Cash equivalents	316.6	—	—	316.6
Total Assets at fair value	$329.4	$110.0	$—	$439.4
Liabilities
Warrant liability	$—	$—	$20.3	$20.3
Total Liabilities at fair value	$—	$—	$20.3	$20.3
We estimate the fair value of all our different classes of Level 2 fixed rate maturities and short-term investments by using quoted prices from a combination of an independent pricing vendor or broker/dealer, pricing models, quoted prices of securities with similar characteristics or discounted cash flows.
We have financial liabilities categorized as level 3 in the table above for warrants issued and outstanding in conjunction with the closing of a note purchase agreement. The warrants are disaggregated from the long-term debt in order to appropriately determine their standalone fair value. To calculate the fair value we utilized the BSM approach. The significant inputs in calculating the fair value of the warrants were the current price from the most recently completed Internal Revenue Code 409a valuation, or 409a, the current risk-free rate used by the United States Treasury, the expected term and the volatility assumption. The BSM calculation yielded a fair value of $7.2499 per share for each of the 2.8 million warrants for a standalone fair value of $20.3 million classified as long-term debt and warrants on the consolidated balance sheets.
No gains or losses related to the warrant liability were recognized in the statements of operations and comprehensive loss given the proximity of the issuance of the warrant liability to December 31, 2019. For more information on long-term debt and warrants, see “Note 8, Long-Term Debt."

The carrying amount of long-term debt is recorded at historical amounts. The fair value of outstanding long-term debt is classified within Level 2 of the fair value hierarchy. The fair value is based on a model referencing observable interest rates and spreads to project and discount cash flows to present value. For the years ended December 31, 2018 and 2019 the carrying amounts and fair values of these financial instruments were as follows:

	Carrying amount as of December 31, 2018	Estimated Fair Value as of December 31, 2018	Carrying amount as of December 31, 2019	Estimated Fair Value as of December 31, 2019
	(dollars in millions)
Long-term debt	$15.1	$15.3	$172.7	$200.8
The carrying amounts of other short-term financial instruments approximates their fair value due to their short-term nature.
5.LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES
The following provides a reconciliation of the beginning and ending reserve balances for loss and LAE, net of reinsurance:

	2018	2019
	(dollars in millions)
Gross loss and LAE reserves, January 1	$1.6	$33.3
Reinsurance recoverable on unpaid losses	(0.8)	(11.4)
Net loss and LAE reserves, January 1	0.8	21.9
Net incurred loss and LAE related to:
Current year	43.7	312.6
Prior years	(0.2)	8.8
Total incurred	43.5	321.4
Net paid loss and LAE related to:
Current year	22.0	194.6
Prior years	0.4	26.9
Total paid	22.4	221.5
Net loss and LAE reserves, December 31	21.9	121.8
Plus reinsurance recoverable on unpaid losses	11.4	18.9
Gross loss and LAE reserves, December 31	$33.3	$140.7
Incurred losses and LAE attributable to prior accident years was a decrease of $0.2 million and an increase of $8.8 million during 2018 and 2019, respectively. For the year ended December 31, 2019, the development of incurred losses related to prior periods was primarily related to higher-than-estimated reported losses on bodily injury, uninsured and under-insured bodily injury, and property damage coverages.
Reconciliation of incurred and paid losses by LAE development to gross loss and loss expense reserves are as follows:

	2018	2019
	(dollars in millions)
Losses—net of reinsurance	$17.3	$106.6
LAE—net of reinsurance	4.6	15.2
Reinsurance recoverables on unpaid losses	11.4	18.9
Total loss and LAE reserves—gross of reinsurance	$33.3	$140.7

The following table shows incurred and paid losses and allocated loss adjustment expenses, or ALAE, development by accident year for private passenger auto in aggregate, cumulative claim frequency is defined as the number of reported claims by claim event which includes reported claims that do not result in a liability:

Incurred Losses and ALAE—Net of Reinsurance
Accident Year	2017 (unaudited)	2018 (unaudited)	2019	IBNR	Reported Claims(1)
	(dollars in millions)
2017	$1.2	$1.1	$1.1	$—	625
2018		42.3	48.3	0.6	15,189
2019			295.0	51.2	97,728
Total			$344.4		113,542

Cumulative Paid Losses and ALAE—Net of Reinsurance
Accident Year	2017 (unaudited)	2018 (unaudited)	2019
	(dollars in millions)
2017	$0.6	$0.9	$1.0
2018		20.6	44.6
2019			177.0
Total			$222.6

Loss and ALAE reserves—net of reinsurance			121.8
Ceded unpaid loss and LAE			18.9
Loss and LAE reserves—gross of reinsurance			$140.7
_______________
(1)Reported by claim event.
The following table sets forth the historical average annual percentage payout of incurred losses and LAE (claims duration), net of reinsurance, as of December 31, 2019:

Year	1	2	3
Incremental Paid(1)	52.4%	38.5%	9.1%
_______________
(1)Supplemental information and unaudited

6.REINSURANCE
The following table reflects amounts affecting the consolidated balance sheets and statements of operations and comprehensive loss for ceded reinsurance as of and for the years ended December 31:

	2018	2019
	(dollars in millions)
Loss & LAE reserves:
Direct	$33.3	$140.7
Ceded	(11.4)	(18.9)
Net loss and LAE reserves	$21.9	$121.8
Unearned premiums:
Direct	$47.3	$145.4
Ceded	(12.8)	(17.4)
Net unearned premiums	$34.5	$128.0
Premiums written:
Direct	$106.4	$451.1
Ceded	(32.8)	(82.3)
Net premiums written	$73.6	$368.8
Premiums earned:
Direct	$61.4	$352.9
Ceded	(21.2)	(77.6)
Net premiums earned	$40.2	$275.3
Losses and LAE incurred:
Direct	$67.9	$395.0
Ceded	(24.4)	(73.6)
Net losses and LAE incurred	$43.5	$321.4
If our reinsurance was cancelled at December 31, 2018 and 2019, the maximum amount of return ceded commissions due with the return of unearned premiums would have been $2.0 million and $4.1 million, respectively. Our reinsurance recoverable on unpaid losses was $11.4 million and $26.7 million as of December 31, 2018 and 2019, respectively. As of December 31, 2018 and 2019, we recorded a provision for sliding scale commission of $1.1 million and $9.3 million, respectively, in reinsurance premiums payable on the consolidated balance sheets. As of December 31, 2018 and 2019, a provision for loss corridor of zero and $7.8 million, respectively, was recorded as a contra asset in reinsurance recoverable on the consolidated balance sheets.
7.EMPLOYEE BENEFIT PLANS
Beginning May 1, 2018, we became employer of record providing employees with employer-related health and welfare plans, including a defined contributory retirement plan, to which we contribute a percentage of an employee's salary and is fully vested. During the 2018 and 2019 periods the amounts contributed to employee benefit plans were immaterial.
8.LONG-TERM DEBT
On April 17, 2019, we closed on a $65.0 million term loan, or Term Loan A, to a group of syndicated financial institutions including SunTrust Bank (now known as Truist Bank), Huntington National Bank, Silicon Valley Bank, or, collectively, the Lenders. The maturity of Term Loan A is October 16, 2020. Interest is paid monthly and is determined on a floating interest rate calculated on the 1-month LIBOR plus an applicable margin of 4%.

On June 26, 2019, we finalized an incremental term loan joinder agreement of $35.0 million to upsize Term Loan A with an additional lender (Western Alliance Bank) to bring the total Term Loan A principal balance to $100 million.
On November 25, 2019, we entered into an amended and restated Term Loan A in conjunction with an additional closing on a note purchase agreement of $100.0 million, or Term Loan B, with Centerbridge Partners, L.P., a private equity investor, or collectively our term loans. The maturity of Term Loan B is November 25, 2024. Interest is determined on a floating interest rate calculated on the 3-month LIBOR plus an applicable margin of 7%. In the event LIBOR is no longer available to the market, we will enter into an amended agreement, in accordance with the current agreement's terms, to reflect the alternate rate of interest based on this successor rate. We have the option to pay interest in-kind, or PIK, on Term Loan B for up to 3 years, or the PIK Period, from the date of closing. PIK interest will be added to the principal balance every 3 months until the end of the PIK Period, and interest will subsequently be paid quarterly. Through the year ended December 31, 2019, we have elected to PIK interest on Term Loan B. As a part of closing of Term Loan B, we issued warrants to purchase 2.8 million shares of our common stock with a strike price of $0.0001 per share and an expiration date of November 25, 2026. These warrants are classified as liabilities, within long-term debt on the consolidated balance sheets, because they may be settled with a variable number of our shares. The nature of these variable warrants is such that the Term Loan B and warrants holder will earn a rate of return between 20% to 30%. Accordingly, the warrants contract does not limit the number of shares that we could be required to issue. The fair value of these options as of December 31, 2019 was $7.2499 per share. Interest expense of $0.4 million related to the warrants was recognized during the year-ended December 31, 2019 on the consolidated statements of operations and comprehensive loss. The debt discount associated with these warrants, net of accumulated amortization and issuance costs, as of December 31, 2019 is approximately $19.5 million presented as long-term debt and warrants on the consolidated balance sheets.
In connection with the amended and restated Term Loan A on November 25, 2019, Silicon Valley Bank exited the Term Loan A syndication and their $24.9 million of outstanding debt was reallocated to two of the existing holders of Term Loan A on a pro rata basis. This required us to escrow $24.9 million of cash for a potential pay down of the corresponding debt. The cash in escrow is reflected as restricted cash on the consolidated balance sheets as of December 31, 2019. In February 2020, we amended Term Loan A to add a new financial institution (Goldman Sachs Lending Partners LLC) to the syndicate in the amount of $12.5 million. Accordingly, $12.4 million of the $24.9 million escrowed funds was remitted to us and the other $12.5 million was remitted to the two aforementioned existing holders to pay down the pro rata portion of the reallocated Term Loan A.

The following summarizes the carrying value of long-term debt and warrants as of December 31, 2018 and 2019:

	2018	2019
	(dollars in millions)
Term Loan A	$—	$99.5
Term Loan B	—	100.0
Warrants	—	20.3
Note payable	5.0	—
Revolving line of credit	10.0	—
Total	15.0	219.8

Accrued interest payable	0.2	0.9
Unamortized discount and debt and warrant issuance costs	(0.1)	(28.5)
Total	$15.1	$192.2
The required principal payments on long-term debt are as follows:

Years Ending	Amount
(dollars in millions)
2020	$99.5
2021	—
2022	—
2023	—
2024	100.0
Total	$199.5

9.INCOME TAXES
We had no income tax expense (benefit) for the years ended December 31, 2018 and 2019:

	2018	2019
(dollars in millions)
Current:
Federal	$—	$—
State	—	—
Total current	—	—
Deferred:
Federal	$—	$—
State	—	—
Total deferred	—	—
Total income tax expense (benefit)	$—	$—
The income tax expense (benefit) differed from the amounts computed by applying the statutory U.S. federal income tax rate of 21% in 2018 and 2019 to pretax income as a result of the following:

	2018		2019
	(dollars in millions)
Loss before income taxes	$(69.1)		$(282.4)
Statutory U.S. federal income tax benefit	$(14.5)	21.0%	$(59.3)	21.0%
Valuation allowance on deferred tax assets	14.8	(21.4)	57.4	(20.3)
Other	(0.3)	0.4	1.9	(0.7)
Income tax expense (benefit)	$—	—%	$—	—%

The following table sets forth the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2018 and 2019:

	2018	2019
	(dollars in millions)
Deferred tax assets:
Unpaid losses and loss adjustment expenses	$0.2	$0.9
Unearned premium reserves	1.5	5.4
Deferred rent	—	1.0
Research and development credits	0.4	0.9
Debt issuance costs and discount	—	0.7
Accrued compensation	—	0.7
Other	0.3	1.6
Net operating loss carryforward	18.0	69.7
Gross deferred assets	20.4	80.9
Less valuation allowance	(19.4)	(76.8)
Total deferred tax assets, less valuation allowance	1.0	4.1
Deferred tax liabilities:
Internally developed software	0.5	1.4
Fixed assets	0.2	1.8
Deferred acquisition costs	0.3	0.7
Other	—	0.2
Deferred tax liabilities	1.0	4.1
Net deferred tax asset	$—	$—
The above amounts were calculated in accordance with ASC 740 “Income Taxes.” The application of ASC 740 requires a company to evaluate the recoverability of deferred tax assets and to establish a valuation allowance if necessary to reduce the carrying value of the deferred tax asset to an amount which is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance we include many factors, including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) the timing of expected reversal; (4) taxable income in prior carry back years as well as projected taxable earnings exclusive of reversing temporary differences and carry forwards; (5) the length of time that carryovers can be used; (6) unique tax rules that would impact the utilization of the deferred tax assets; (7) and any tax planning strategies that we would employ to avoid a tax benefit expiring unused. Although lack of realization is not assured, we believe it is more likely than not that the deferred tax assets will not be realized. As such, a valuation allowance of $76.8 million has been established.
We have carryforwards related to net operating losses of $320.0 million of which $208.8 million begin to expire in tax years 2035 through 2039, with the remaining $111.2 million carried forward indefinitely. We also have carryforwards for credits related to research and development costs of $0.9 million which expire between tax years 2036 through 2038, and state operating losses of $29.6 million which expire between tax years 2029 through 2039.
We file a consolidated federal income tax return and certain state income tax returns. Tax years subsequent to 2016 are still subject to U.S. federal examinations. The federal statute of limitations is generally three years. Currently all state income and franchise tax returns are within each taxing authorities statute of limitations and are still subject to examination.

10.CAPITAL STOCK
On September 20, 2019, 21.2 million Series E preferred shares were issued (as part of the “Series E Transaction”) to investors at a price per share of $16.4906 for a total cash contribution of $350.0 million. Additionally, the Series E transaction was considered a qualifying event for the Simple Agreement for Future Equity ("SAFE") that was originally entered into with an outside investor in June 2019 for a total cash contribution of $10.0 million. The SAFE was recorded as a liability prior to the Series E transaction. In accordance with the terms of the agreement, the SAFE converted into 1.3 million Series E preferred shares at a conversion price of $7.7842 per share. As of December 31, 2019, we recognized $11.2 million in interest expense in the consolidated statements of operations and comprehensive loss due to the change in fair value between the issuance date and the conversion date of the SAFE. As part of the Series E transaction, our certificate of incorporation was amended, authorizing 266.0 million common shares of voting stock, 40.5 million of Series A preferred voting stock, 41.8 million Series B preferred voting stock, 35.4 million Series C voting preferred shares, 19.6 million of Series D preferred voting stock and 30.1 million of Series E preferred voting stock. All classes of stock have a par value of $0.0001 per share.
On January 2, 2019 a holder of 1.3 million Series C non-voting preferred shares converted its shares to Series C voting preferred shares.
On December 19, 2018, a holder of 1.8 million Series C non-voting preferred shares converted its shares to C voting preferred shares.
On November 1, 2018, 19.3 million Series D voting preferred shares were issued (as part of the “Series D Transaction”) to both inside and outside investors at a price per share of $5.17071 for a total cash contribution of $100.0 million. As part of the Series D transaction, our certificate of incorporation was amended, authorizing 240 million common shares of voting stock, 40.5 million of Series A preferred voting stock, 41.8 million Series B preferred voting stock, 35.4 million Series C voting preferred shares, and 3.1 million Series C non-voting preferred shares. All classes of stock have a par value of $0.0001 per share.
On June 19, 2018, a 10-for-1 stock split was approved by our Board of Directors for our common and preferred stock. As part of the stock split, our certificate of incorporation was amended, authorizing 180.0 million common shares of voting stock, 40.5 million of Series A preferred voting stock, 41.8 million Series B preferred voting stock, 35.8 million Series C voting preferred shares, and 3.2 million Series C non-voting preferred shares. All classes of stock have a par value of $0.0001 per share.
On March 16, 2018, 32.3 million Series C voting preferred shares and 3.1 million Series C non-voting preferred shares were purchased (as part of the “Series C Transaction”) by both inside and outside investors at a price per share of $1.44206 for a total cash contribution of $51.0 million. Series C non-voting preferred shares may be converted at any time to voting preferred shares by the holder of the non-voting shares. As part of the Series C Transaction, our certificate of incorporation was amended, authorizing 180.0 million common shares of voting stock, 40.5 million of Series A preferred voting stock, 41.8 million Series B preferred voting stock, 35.8 million Series C preferred voting stock and 3.2 million Series C preferred non-voting stock. All classes of stock have a par value of $0.0001 per share.
In the event that the IPO of common stock results in proceeds of at least $75.0 million, net of the underwriting discount and commissions, all outstanding shares of preferred stock with the consent of the holders will be subject to a mandatory conversion to common stock. The following is considered to be consent for each series of preferred stock: 65% of holders for Series A and B, 50% of holders for Series C and D and 70% of holders for Series E.
Shares of each series of our preferred stock are also convertible at any time, at the option of the holders, into shares of our common stock at a conversion price equal to the original issue price for each series of preferred stock. Events which may trigger an adjustment to the conversion price include certain changes in our common stock dividend rate, stock splits of our outstanding common stock into a greater number of shares, combinations of our outstanding common stock into a smaller number of shares, any reorganization, recapitalization, reclassification, consolidation or merger involving us in which the common stock is converted into or exchanged for certain securities, cash or other property, and the IPO of our common stock results in an initial price per share that is less than $24.74 per share. No such events have occurred.

Fractional shares of common stock shall not be issued upon conversion of preferred stock. In lieu of any fractional shares to which the holder would otherwise be entitled, we shall pay cash equal to such fraction multiplied by the fair market value of a share of common stock.
After a specified period, we have the option to redeem preferred stock at its redemption price. The redemption price is equal to the greater of 1) the original issue price per share, plus all declared but unpaid dividends or 2) the fair market value of a single share of such series of preferred stock as of the date of receipt of the redemption request.
The following table displays our capital stock as of December 31:

	2018			2019
	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Common Stock Issuable Upon Conversion	Conversion Price Per Share	Redeemable on or After
	(in millions, except per share amounts)
Common Stock-Voting(1)	240.0	41.5	$—	266.0	44.4	$—	—
Preferred Stock(1)
Preferred-Series A Redeemable Convertible(2)	40.5	40.0	5.1	40.5	40.0	$5.1	40.0	$0.03 - $0.29	September 6, 2026
Preferred-Series B Redeemable Convertible	41.8	41.7	33.7	41.8	41.7	33.7	41.7	0.81	September 6, 2026
Preferred-Series C Redeemable Convertible - Voting	35.4	34.1	49.0	35.4	35.4	50.9	35.4	1.44	September 6, 2026
Preferred-Series C Redeemable Convertible - Nonvoting	3.1	1.3	1.9	—	—	—	—	—	—
Preferred-Series D Redeemable Convertible	19.6	19.3	99.9	19.6	19.3	99.9	19.3	5.17	September 6, 2026
Preferred-Series E Redeemable Convertible(3)	—	—	—	30.1	22.5	370.8	22.5	7.78 - 16.49	September 6, 2026
Total Preferred Stock	140.4	136.4	$189.6	167.4	158.9	$560.4	$158.9
_______________
(1)All classes of stock have a par value of $0.0001 per share
(2)Shares issued for Series A-1 had a conversion price of $0.03. Shares issued for Series A-2 had a conversion price of $0.11. Shares issued for Series A-3 had a conversion price of $0.29. Collectively these shares are referred to as Series A.
(3)Shares issued for Series E had a conversion price of $16.49. Shares issued for Series E-1 had a conversion price of $7.78. Collectively these shares are referred to as Series E.

	2018				2019
	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Redemption Value	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Redemption Value
	(in millions, except per share amounts)
Preferred Stock(1)
Preferred-Series A Redeemable Convertible	40.5	40.0	$5.1	$5.0	40.5	40.0	$5.1	$5.0
Preferred-Series B Redeemable Convertible	41.8	41.7	33.7	33.8	41.8	41.7	33.7	33.8
Preferred-Series C Redeemable Convertible - Voting	35.4	34.1	49.0	49.1	35.4	35.4	50.9	51.0
Preferred-Series C Redeemable Convertible - Nonvoting	3.1	1.3	1.9	1.9	—	—	—	—
Preferred-Series D Redeemable Convertible	19.6	19.3	99.9	100.0	19.6	19.3	99.9	100.0
Preferred-Series E Redeemable Convertible	—	—	—	—	30.1	22.5	370.8	360.0
Total Preferred Stock	140.4	136.4	189.6	$189.8	167.4	158.9	560.4	$549.8
_______________
____________
(1)All classes of stock have a par value of $0.0001 per share
Other rights, privileges, and preferences of the common and preferred stock are as follows:
Dividends—The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers, and preferences of the holders of the preferred stock.

We shall not declare, pay, or set aside any dividends on shares of any other class or series of capital stock unless the holders of the preferred stock then outstanding shall first receive, or simultaneously receive, a dividend.
Voting Rights—The holders of Series A preferred stock, the holders of Series B preferred stock, and the holders of the voting Series C preferred stock, each voting as a separate class, are each entitled to elect one board member. The common stockholders, voting as a single class of stock, are entitled to elect three common directors, one of whom is required to be the CEO of Root. A seventh non-affiliated board member is elected by a majority of the preferred holders and a majority of the common holders.
Liquidation Preferences—In the event of any liquidation, dissolution, or winding up of our business whether voluntary or involuntary, the holders of preferred stock are entitled to receive, prior to and in preference of any distribution to other stockholders, an amount per share equal to the greater of (a) the original issue price of the preferred stock plus all declared and unpaid dividends on the preferred stock or (b) the amount per share that would be distributed if all shares of the applicable series of preferred stock was converted into common stock immediately prior to a Liquidation Event (as defined in the certificate of incorporation of Root, as amended). Thereafter, any remaining proceeds shall be distributed to the common stockholders on a pro-rata basis.
Redemption and balance sheet classification—The redeemable convertible preferred stock is recorded in mezzanine equity because while it is not mandatorily redeemable, it will become redeemable at the option of the preferred stockholders upon the occurrence of a deemed liquidation event that is considered not solely within our control.
11.SHARE-BASED COMPENSATION
We maintain an equity incentive plan, the 2015 Equity Incentive Plan, or the Plan, for the issuance and grant of equity awards (restricted stock, and incentive and nonqualified stock options) to its officers, directors, employees and certain advisors.
As of September 2019, the number of shares authorized under the Plan was increased from 40.0 million to 45.4 million authorized common shares.
The fair value of each stock option award is estimated on the date of grant using a BSM option-pricing model that uses the weighted-average assumptions noted in the following table. Expected volatilities are based on historical volatility of comparable publicly held companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. We account for forfeitures as they occur.
The assumptions used in the BSM option-pricing model for options granted by us in 2019 are as follows:

	2019
	Range			Weighted-Average
Expected term (in years)				6.2
Interest rate	1.4%	-	2.4%	2.2%
Volatility	19.8%	-	20.4%	21.3%
Fair market value				0.80

A summary of option activity for the years ended December 31, 2018 and 2019 is as follows:

	2018
Options	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in Years)
	(in millions, except exercise price and term amounts)
Outstanding at January 1, 2018	6.3	$0.09	9.27
Granted	11.0	0.84
Exercised	(5.8)	0.59
Forfeited, expired or canceled	(0.7)	0.53
Outstanding at December 31, 2018	10.8	0.60	8.62

	2019
Options	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in Years)
	(in millions, except exercise price and term amounts)
Outstanding at January 1, 2019	10.8	$0.60	8.62
Granted	5.3	2.75
Exercised	(2.9)	0.97
Forfeited, expired or canceled	(0.9)	0.46
Outstanding at December 31, 2019	12.3	1.42	8.22
For the years ended December 31, 2018 and 2019, $0.1 million and $10.0 million of share-based compensation was recorded within the consolidated statements of operations and comprehensive loss, respectively. In February 2019, a current investor completed a tender offer for common stock from vested shareholders, many of whom are current employees or members of the Board of Directors. To encourage participation, the tender offer was made at a price in excess of the fair value of our common stock. As a result we recognized $8.6 million of share-based compensation expense. As of December 31, 2019, there was $4.8 million of total unrecognized compensation cost related to share-based compensation. The remaining cost is expected to be recognized over a period of six years.
A summary of total options outstanding and exercisable at December 31, 2019:

	Options Outstanding			Options Exercisable
Options	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in Years)	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in Years)
	(in millions, except exercise price and term amounts)
Range of Exercise Prices:
$0.01 - $1.00	6.4	$0.23	7.22	6.4	$0.23	7.22
$1.00 - $2.50	5.5	$2.40	9.28	5.5	$2.40	9.28
$2.50 - $7.50	0.4	$7.25	9.87	0.4	$7.25	9.87
The intrinsic value for stock options is defined as the difference between the current market value and the grant price. For the years ended December 31, 2018 and 2019, the total intrinsic value of stock options exercised was $17.8 million and $18.6 million, respectively.
The Plan permits the optionee to early exercise to obtain preferred tax treatment before the completion of the award’s requisite service or vesting period. If the employee terminates employment before the end of this period, the Plan requires us to repurchase the shares at the exercise price of the award. The repurchase feature is used to require the employee to remain through the requisite service or vesting period to receive the full economic benefit of the award.
Given the repurchase feature functions as a forfeiture provision for nonvested shares, we record the exercise cost of nonvested shares as a deposit liability for those shares settling in cash. As the shares vest, the deposit liability is reduced and Paid-In Capital is increased. As of December 31, 2018 and 2019, the early exercise deposit liability was $0.1 million and $1.5 million, respectively, and is included in other liabilities on the consolidated balance sheets.
12.RELATED PARTY LOANS
In July 2018 and April 2019, we entered into partial recourse promissory notes with several key employees for which proceeds were used to exercise 5.6 million in common stock options. The “recourse portion” of the note is an amount equal to 50% of the initial principal amount plus interested accrued on 100% of the principal amount, while the “non-recourse portion” is equal to 50% of the initial principal amount. The loans total $4.3 million. Interest is due on the unpaid balances at a weighted-average interest rate of 2.80% compounded annually. As the stated interest rate was below the market rate that would have been charged for a loan of this nature, the transaction was accounted for as a modification of the stock options. An incremental expense was determined based on the difference in the fair value of the options immediately prior to the modification and the modified fair value.
While we recognize the exercised options as shares outstanding, we have not recognized the impact of the underlying loan transaction and option exercise as the transaction is considered a non-recourse receivable in accordance with ASC 718, Compensation—Stock Compensation. These loans will no longer be outstanding prior to the initial public filing of the registration statement.
13.COMMITMENTS AND CONTINGENCIES
We lease our office facilities under various non-cancelable operating lease agreements that expire in various years through August 2026. Some of these leases provide for payment by the lessee of property taxes, insurance premiums, cost of maintenance and other costs.
During the normal course of business, we also enter into various agreements to purchase services, primarily data and information technology based services, that are enforceable and legally binding. Certain supply contracts contain penalty provisions for early termination, in addition to variable costs that are based on volume and usage. We do not expect to incur penalty payments under these provisions that would materially affect our financial position, results of operations or cash flows.
The following table summarizes by remaining maturity, future commitments related to operating leases and other arrangements as of December 31, 2019:

	Operating Leases	Purchase Obligations
	(dollars in millions)
2020	$3.3	$2.3
2021	3.2	2.0
2022	3.2	0.1
2023	3.2	—
2024	3.0	—
2025 and thereafter	0.4	—
Total	$16.3	$4.4
Base rent and related rent expenses was $0.4 million and $2.4 million for the years ended December 31, 2018 and 2019, respectively.

We entered into office leases during 2018 and 2019. As part of the lease, the lessor provided us with tenant improvement incentives. These non-cash incentives were $2.6 million and $1.5 million as of December 31, 2018 and 2019, respectively, and have been capitalized as a leasehold improvement asset with an offset to deferred rent as part of other liabilities on the consolidated balance sheets. These leasehold improvement incentives are being amortized on a straight-line basis over the lease period as part of depreciation and amortization with deferred rent amortization offset against rent expense and included in general and administrative expenses on the consolidated statements of operations and comprehensive loss.
There are no litigation matters outstanding or pending that will have a material effect on our financial position or results of operations.
We are contingently liable for possible future assessments under regulatory requirements for insolvencies and impairments of unaffiliated insurance companies.
14.OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME
The following table presents the changes in our accumulated other comprehensive income, or AOCI, for the years ended December 31, 2018 and 2019:

	Change in net unrealized gains on investment	Total
(dollars in millions)
Balance, January 1, 2018	$—	$—
Other comprehensive income before reclassifications	—	—
Amounts reclassified from AOCI to net income	—	—
Net current period other comprehensive income	—	—
Ending balance, December 31, 2018	—	—
Other comprehensive income before reclassifications	0.6	0.6
Amounts reclassified from AOCI to net income	—	—
Net current period other comprehensive income	0.6	0.6
Ending balance, December 31, 2019	$0.6	$0.6
There were no components of AOCI reclassified to the consolidated statements of operations and comprehensive loss for the years ended December 31, 2018 and 2019.
15.LOSS PER SHARE
EPS is presented for both basic EPS and diluted EPS. We compute basic EPS by dividing net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. In addition to common shares outstanding, the computation of basic EPS includes instruments for which the holder has (or is deemed to have) the present rights as of the end of the reporting period to share in current period earnings (loss) with common stockholders (i.e., participating securities and common shares that are currently issuable for little or no cost to the holder). We also include in the denominator of our basic EPS computation the weighted-average number of shares of common stock that would be issued upon the full exercise of the warrants. These warrants have an insignificant exercise price of $0.0001 per share and are therefore considered outstanding common shares for computation of basic EPS.
Diluted EPS includes all the components of basic EPS, plus the dilutive effect of common stock equivalents such as convertible securities and stock options, but excludes those common stock equivalents from the calculation of diluted EPS when the effect of inclusion, assessed individually, would be anti-dilutive. The calculation of income available to common stockholders and EPS is based on the underlying premise that all income after payment of dividends on preferred shares is available to and will be distributed to the common stockholders.

The following table displays the computation of basic and diluted loss per share of common stock:

	December 31,
	2018	2019
	(in millions, except per share amounts)
Net loss	$(69.1)	$(282.4)
Weighted-average common shares outstanding: basic and diluted	25.3	33.9
Loss per common share: basic and diluted	$(2.73)	$(8.33)
We excluded the following potential common shares, presented based on amounts outstanding at each year end, from the computation of diluted net loss per share attributable to common stockholders for the years indicated because including them would have had an anti-dilutive effect:

	December 31,
	2018	2019
	(in millions)
Options to purchase common stock	10.8	12.3
Redeemable convertible preferred stock (as converted to common stock)	136.4	158.9
Warrants to purchase redeemable convertible preferred stock (as converted to common stock)	0.6	0.6
	147.8	171.8
The unaudited pro forma basic and diluted net loss per share attributable to common stockholders has been prepared to give effect to adjustments arising upon the completion of the proposed IPO. The unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders gives effect, upon the proposed IPO, to (i) the conversion of shares of preferred stock into shares of common stock as if the proposed IPO had occurred on the later of January 1, 2019 or the issuance date of the preferred stock, and (ii) the settlement of our related party loans as if it had occurred on January 1, 2019 or the issuance date of the related party loan.
Unaudited pro forma basic and diluted net loss per share attributable to common stockholders was calculated as follows:

December 31, 2019
(in millions, except per share amounts)
Pro forma net loss	$(282.4)
Weighted-average common shares outstanding: basic and diluted	33.9
Pro forma adjustment to reflect automatic conversion of redeemable convertible preferred stock into common stock upon the closing of the proposed IPO	143.6
Pro forma adjustment to reflect common shares outstanding upon Settlement of Executive Promissory Notes	5.4
Pro forma weighted-average common shares outstanding — basic and diluted	182.9
Pro forma net loss per share: basic and diluted	$(1.54)
16.STATUTORY FINANCIAL INFORMATION
We are required to prepare statutory financial statements in conformity with the basis of accounting practices prescribed or permitted by the Ohio DOI. Ohio has adopted the National Association of Insurance Commissioners’, or NAIC, statutory accounting practices as the basis of its statutory accounting practices. Root Insurance Company maintained statutory capital and surplus and had statutory net loss as of and for the years ended December 31, 2018 and 2019, as follows:

	Year ended December 31,
	2018	2019
	(in millions)
Statutory capital and surplus	$73.5	$152.3
Statutory net income/(loss)	$(58.3)	$(157.6)
The payment of dividends by us is subject to restrictions set forth in the insurance laws and regulations of the State of Ohio. The State of Ohio insurance laws require Ohio-domiciled insurance companies to notify the superintendent of the Ohio DOI to seek prior regulatory approval to pay a dividend or distribute cash or other property if the fair market value thereof, together with that of other dividends or distributions made in the preceding twelve months, exceeds the greater of (1) 10% of statutory-basis policyholders' surplus as of the prior December 31 or (2) the statutory-basis net income of the insurer as of the prior December 31. During the years ended December 31, 2018 and 2019, we did not pay any dividends.
The State of Ohio insurance laws also require insurers to seek prior regulatory approval for any dividend paid from other than earned surplus. Earned surplus is defined under the State of Ohio insurance laws as the amount equal to our unassigned funds as set forth in its most recent statutory financial statements, including net unrealized capital gains and losses. Additionally, following any dividend, an insurers policyholder surplus must be reasonable in relation to the insurer's outstanding liabilities and adequate for its financial needs.
The NAIC Risk-Based Capital, or RBC, model law requires every insurer to calculate its total adjusted capital and RBC requirement to ensure insurer solvency. Regulatory guidelines provide for an insurance commissioner to intervene if the insurer experiences financial difficulty, as evidenced by a company's total adjusted capital falling below established relationships to required RBC. The model includes components for asset risk, liability risk, interest rate exposure and other factors. The State of Ohio imposes minimum RBC requirements that are developed by the NAIC. The formulas in the model for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, all of which require specified corrective action. Our filings, in accordance with statutory accounting principles, exceeded the minimum RBC requirements for the years ended December 31, 2018 and 2019.

17.GEOGRAPHICAL BREAKDOWN OF DIRECT WRITTEN PREMIUM
Direct written premium (“DWP”) by state is as follows ($ in millions):

	December 31,
	2018		2019
	Amount	% of DWP	Amount	% of DWP
State	(dollars in millions)
Texas	34.2	32.1%	94.7	21.0%
Kentucky	11.0	10.3	46.5	10.3
Georgia	—	—	44.0	9.7
Arizona	9.1	8.6	26.7	5.9
Pennsylvania	5.2	4.9	25.2	5.6
Ohio	9.0	8.5	22.8	5.0
Missouri	4.6	4.3	22.0	4.9
Utah	5.5	5.2	17.6	3.9
Maryland	2.6	2.4	16.5	3.7
Louisiana	3.8	3.6	15.3	3.4
All others states	21.4	20.1	119.8	26.6
Total	106.4	100.0%	451.1	100.0%
18.SUBSEQUENT EVENTS
In February 2020, we amended Term Loan A to add a new financial institution to the syndicate in the amount of $12.5 million. Accordingly, $12.4 million of the $24.9 million escrowed funds was remitted to us and the other $12.5 million was remitted to two existing holders to pay down a portion of Term Loan A. See Note 8, "Long-Term Debt," for further discussion.
In March 2020, a current investor completed a tender offer for common stock from vested shareholders, many of whom are current employees or members of the Board of Directors. To encourage participation, the tender offer was made at a price in excess of the fair value of our common stock. As a result, in 2020 we recognized $25.1 million of share-based compensation expense.
In December 2019, COVID-19 was first reported in Wuhan, China and in March 2020, the World Health Organization declared a global pandemic. The global pandemic has severely impacted businesses worldwide, including within the insurance industry. We have been impacted by certain individual state bulletins that outline COVID-19 premium relief efforts, including restrictions on the ability to cancel policies for non-payment, requiring deferral of insurance premium payments for up to 60 days and restrictions on increasing policy premiums. COVID-19 has impacted and may further impact the broader economic environment, including negatively impacting unemployment levels, economic growth, the proper functioning of financial and capital markets and interest rates. As the COVID-19 pandemic continues to develop, there is uncertainty around the severity and duration of the pandemic and the pandemic’s potential change on our business and our financial performance.
In April 2020, we entered into a Stock Purchase Agreement to purchase a shell insurance company, subject to regulatory approvals. We plan to close the acquisition later in 2020. This acquisition will expand our ability to sell personal auto insurance in 48 states and the District of Columbia.
Subsequent events have been evaluated through August 10, 2020, which is the date the financial statements were issued.

ROOT, INC. and CARET HOLDINGS, INC.
Schedule II: Condensed Combined Financial Information of Registrant
Balance Sheets (Parent Company)
(in millions, except par value)

	December 31, 2018	December 31, 2019
Assets
Fixed maturities available-for sale, at fair value (amortized cost: $1.7 and $0.0, respectively)	$1.7	$—
Cash and cash equivalents	41.6	193.2
Restricted cash	—	24.9
Investments in subsidiaries	45.9	137.0
Fixed assets, net	3.6	10.1
Other assets	1.4	6.3
Intercompany receivable	13.5	18.2
Total Assets	$107.7	$389.7
Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Liabilities:
Long-term debt and warrants	$15.1	$192.2
Accounts payable and accrued expenses	0.3	4.4
Other liabilities	2.9	6.7
Intercompany payable	2.5	—
Total Liabilities	20.8	203.3
Commitments and Contingencies
Redeemable convertible preferred stock, $0.0001 par value, 136.4 and 158.9 shares issued and outstanding at December 31, 2018, and 2019, respectively (liquidation preference of $189.8 and $549.8, respectively)	189.6	560.4
Stockholders’ Deficit:
Common stock, $0.0001 par value, 41.5 and 44.4 shares issued and outstanding at December 31, 2018, and 2019, respectively	—	—
Treasury stock, at cost	(0.1)	(0.1)
Additional paid-in capital	—	10.5
Accumulated other comprehensive income	—	0.6
Accumulated loss	(102.6)	(385.0)
Total stockholders’ deficit	(102.7)	(374.0)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$107.7	$389.7
See Notes to the Condensed Combined Financial Statements

ROOT, INC. and CARET HOLDINGS, INC.
Schedule II: Condensed Combined Financial Information of Registrant
Statements of Operations and Comprehensive Loss (Parent Company)
(in millions)
	December 31,
	2018	2019
Net Investment Income	$0.4	$1.6
Total Revenue	0.4	1.6
Operating Expenses:
Technology and development	—	3.5
General and administrative	0.4	15.7
Total Operating Expenses	0.4	19.2
Interest Expense	0.9	22.3
Total Other Expenses	0.9	22.3
Net Loss before Equity Loss of Subsidiaries	(0.9)	(39.9)
Net Loss of Subsidiaries	(68.2)	(242.5)
Net Loss	(69.1)	(282.4)
Other comprehensive income of subsidiaries	—	0.6
Comprehensive loss	$(69.1)	$(281.8)
See Notes to the Condensed Combined Financial Statements

ROOT, INC. and CARET HOLDINGS, INC.
Schedule II: Condensed Combined Financial Information of Registrant
Statements of Cash Flows (Parent Company)
(in millions)
	December 31,
	2018	2019
Cash flows from operating activities:
Net Loss	$(69.1)	$(282.4)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	0.1	1.4
Tender offer	—	8.6
Depreciation and amortization, net	0.2	3.5
Change in equity in subsidiaries	68.2	242.5
SAFE fair value adjustment	—	11.2
Changes in operating assets and liabilities:
Other assets	(1.1)	(1.2)
Accounts payable and accrued expenses	(0.4)	4.9
Other liabilities	0.3	1.4
Intercompany, net	(11.0)	(7.2)
Net cash used in operating activities	(12.8)	(17.3)
Cash flows from investing activities:
Purchases of fixed maturities available-for-sale	(9.8)	—
Proceeds from maturities, call and pay downs of available-for-sale securities	8.2	1.7
Capitalization of internally developed software	—	(3.9)
Purchases of fixed assets	(1.0)	(6.5)
Investment in subsidiaries	(95.0)	(333.0)
Net cash used in investing activities	(97.6)	(341.7)
Cash flows from financing activities:
Proceeds from exercise of stock options	0.1	1.9
Proceeds from issuance of preferred stock	151.0	350.0
Stock issuance costs	(0.2)	(0.4)
Proceeds from debt and warrants issuance	—	200.0
Debt and warrants issuance costs	—	(10.5)
Repayments of long-term debt	—	(15.5)
Proceeds from SAFE	—	10.0
Net cash provided by financing activities	150.9	535.5
Net increase in cash and cash equivalents	40.5	176.5
Cash, cash equivalents and restricted cash at beginning of year	1.1	41.6
Cash, cash equivalents and restricted cash at end of year	$41.6	$218.1
Supplemental disclosures:
Interest paid	$0.8	$4.3
Federal income taxes paid	—	—
Leasehold improvements - noncash	2.6	1.5
Conversion of SAFE to preferred stock - noncash	—	11.2
See Notes to the Condensed Combined Financial Statements

ROOT, INC. and CARET HOLDINGS, INC.
Notes to the Condensed Combined Financial Statements (Parent Company)
1. Business
Root, Inc. is a holding company which was formed in 2015 to develop and launch a direct-to-consumer personal automobile insurance and mobile technology company. In August 2019 a new holding company, Root Stockholdings, Inc., was formed, which became the parent of Root, Inc. and maintains 100% ownership of Root, Inc. In September 2020 Root, Inc. changed its name to Caret Holdings, Inc. and Root Stockholdings, Inc. changed its name to Root, Inc.
2. Accounting Policies
Basis of Combination—The condensed combined financial statements include the accounts of Root, Inc. and its wholly owned subsidiary, Caret Holdings, Inc., are prepared in accordance with accounting principles generally accepted in the United States. These financial statements have been combined in order to present comparative parent company financial statements for 2018 and 2019 and should be read in conjunction with our consolidated financial statements.
Use of Estimates—The preparation of condensed combined financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
3. Guarantees
Root, Inc. entered into an agreement with the Superintendent of Insurance, State of Ohio, (the “Superintendent”) guaranteeing that Root Insurance Company will maintain certain capital and surplus requirements or risk-based capital levels, whichever is greater, and such additional surplus as the Superintendent requires. The guarantee remains in effect until such time as the Superintendent may release Root, Inc. in writing.

ROOT, INC. AND SUBSIDIARIES
Schedule V: Valuation and Qualifying Accounts
For the Years Ended December 31, 2018 and 2019 (in millions)

		Additions
	Balance at beginning of period	Charged to costs and expenses	Charge to other accounts	Deductions	Balance at end of period
Year Ended December 31, 2018
Valuation allowance for deferred tax assets	$4.6	$14.8	$—	$—	$19.4
Allowance for premium receivables	$—	$0.3	$—	$(0.3)	$—

Year Ended December 31, 2019
Valuation allowance for deferred tax assets	$19.4	$57.4	$—	$—	$76.8
Allowance for premium receivables	$—	$9.0	$—	$(7.0)	$2.0

ROOT, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS - UNAUDITED
	As of		Pro Forma
	December 31,	June 30,	June 30,
	2019	2020	2020
	(in millions, except par value )
Assets
Investments:
Fixed maturities available-for sale, at fair value (amortized cost: $118.7 and $209.7 at December 31, 2019, and June 30, 2020, respectively)	$119.3	$215.2	$215.2
Short-term investments (amortized cost: $3.5 and $7.2 at December 31, 2019, and June 30, 2020, respectively)	3.5	7.2	7.2
Total investments	122.8	222.4	222.4
Cash and cash equivalents	391.7	240.9	240.9
Restricted cash	24.9	1.0	1.0
Premiums receivable, net of allowance of $2.0 and $3.9, respectively	122.7	130.1	130.1
Reinsurance recoverable	25.3	42.7	42.7
Prepaid reinsurance premiums	17.4	40.8	40.8
Fixed assets, net	10.2	10.2	10.2
Deferred acquisition costs	3.3	3.3	3.3
Other assets	10.3	15.4	15.4
Total assets	$728.6	$706.8	$706.8
Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Liabilities:
Loss and loss adjustment expense reserves	$140.7	$190.3	$190.3
Unearned premiums	145.4	156.1	156.1
Long-term debt and warrants	192.2	190.1	168.2
Reinsurance premiums payable	25.7	59.6	59.6
Accounts payable and accrued expenses	29.8	29.7	29.7
Other liabilities	8.4	7.8	7.8
Total liabilities	542.2	633.6	611.7
Commitments and Contingencies (Note 11)
Redeemable convertible preferred stock, $0.0001 par value, 158.9 and 161.8 shares issued and outstanding at December 31, 2019, and June 30, 2020, respectively (liquidation preference of $549.8 and $597.5 at December 31, 2019, and June 30, 2020, respectively), no shares issued and outstanding, pro forma at June 30, 2020 (Note 8)	560.4	560.4	—
Stockholders’ equity (deficit):
Common stock, $0.0001 par value, 44.4 and 41.4 shares issued and outstanding at December 31, 2019, and June 30, 2020, respectively, 206.0 shares issued and outstanding, pro forma at June 30, 2020 (Note 8)	—	—	—
Treasury stock, at cost	(0.1)	(0.8)	(0.8)
Additional paid-in capital	10.5	37.6	621.0
Accumulated other comprehensive income	0.6	5.5	5.5
Accumulated loss	(385.0)	(529.5)	(530.6)
Total stockholders’ equity (deficit)	(374.0)	(487.2)	95.1
Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$728.6	$706.8	$706.8
See Notes to the Condensed Consolidated Financial Statements

ROOT, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS - UNAUDITED
FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2020

	2019	2020
	(in millions, except per share data)
Net premiums earned	$98.6	$233.5
Net investment income	1.7	3.2
Net realized gains (losses) on investments	—	0.1
Fee income	3.8	8.6
Total revenue	104.1	245.4
Operating expenses:
Loss and loss adjustment expenses	109.6	227.2
Sales and marketing	39.2	53.2
Other insurance expense	18.9	26.6
Technology and development	8.4	27.3
General and administrative	22.4	42.2
Total operating expenses	198.5	376.5
Interest expense	2.6	13.4
Loss before income tax expense	(97.0)	(144.5)
Income tax expense	—	—
Net loss	(97.0)	(144.5)
Other comprehensive income:
Changes in unrealized gain on investments	0.7	4.9
Comprehensive loss	$(96.3)	$(139.6)
Loss per common share: basic and diluted	$(3.04)	$(3.74)
Weighted-average common shares outstanding: basic and diluted	31.9	38.6
Pro forma net loss per share: basic and diluted		$(0.71)
Pro forma weighted average common shares outstanding: basic and diluted		204.7
See Notes to the Condensed Consolidated Financial Statements

ROOT, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT- UNAUDITED
FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2020

	Redeemable Convertible Preferred Stock		Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Loss	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
			(in millions)
Balance—January 1, 2019	136.4	$189.6	41.5	$—	4.5	$(0.1)	$—	$—	$(102.6)	$(102.7)
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	(97.0)	(97.0)
Changes in other comprehensive income	—	—	—	—	—	—	—	0.7		0.7
Tender offer	—	—	—	—	—	—	8.6	—	—	8.6
Common stock—option exercises	—	—	1.7	—	—	—	0.6	—	—	0.6
Reclassification of early-exercised stock option to liabilities	—	—	—	—	—	—	(0.2)	—	—	(0.2)
Common stock—shared-based compensation expense	—	—	—	—	—	—	0.5	—	—	0.5
Balance—June 30, 2019	136.4	$189.6	43.2	$—	4.5	$(0.1)	$9.5	$0.7	$(199.6)	$(189.5)

Balance—January 1, 2020	158.9	560.4	44.4	$—	4.5	$(0.1)	$10.5	$0.6	$(385.0)	$(374.0)
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	(144.5)	(144.5)
Changes in other comprehensive income	—	—	—	—	—	—	—	4.9	—	4.9
Tender offer and subsequent conversion (Note 9)	2.9	—	(2.9)	—	—	—	25.1	—	—	25.1
Common stock—option exercises	—	—	0.5	—	—	—	0.3	—	—	0.3
Reclassification of early-exercised stock option from liabilities	—	—	(0.2)	—	—	—	0.1	—	—	0.1
Common stock—share-based compensation expense	—	—	—	—	—	—	1.1	—	—	1.1
Settlement of related party loan (Note 10)	—	—	(0.4)	—	0.1	(0.7)	0.5	—	—	(0.2)
Balance—June 30, 2020	161.8	$560.4	41.4	$—	4.6	$(0.8)	$37.6	$5.5	$(529.5)	$(487.2)
See Notes to the Condensed Consolidated Financial Statements

ROOT, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED
FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2020

	2019	2020
	(in millions)
Cash flows from operating activities:
Net loss	$(97.0)	$(144.5)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	0.5	1.1
Tender offer	8.6	25.1
Depreciation and amortization	1.6	7.1
Bad debt expense	2.0	11.2
Warrants fair value adjustment	—	2.4
Paid-in-kind interest expense	—	4.5
Realized gains on investments	—	(0.1)
Changes in operating assets and liabilities:
Premiums receivable	(46.9)	(18.6)
Reinsurance recoverable	(16.3)	(17.4)
Prepaid reinsurance premiums	(14.9)	(23.4)
Deferred acquisition costs	(1.1)	—
Other assets	(0.3)	(3.7)
Losses and loss adjustment expenses reserves	33.6	49.6
Unearned premiums	54.4	10.7
Reinsurance premiums payable	30.4	33.9
Accounts payable and accrued expenses	6.2	(0.1)
Other liabilities	1.2	(0.2)
Net cash used in operating activities	(38.0)	(62.4)
Cash flows from investing activities:
Purchases of investments	(62.6)	(118.8)
Proceeds from maturities, call and pay downs of investments	22.4	17.7
Sales of investments	—	5.7
Capitalization of internally developed software	(2.7)	(2.4)
Purchases of fixed assets	(2.7)	(1.5)
Net cash used in investing activities	(45.6)	(99.3)
Cash flows from financing activities:
Proceeds from exercise of stock options	0.3	0.3
Purchase of treasury stock	—	(0.2)
Proceeds from debt issuance	100.0	—
Debt issuance costs	(2.6)	(0.1)
Repayments of long-term debt	(15.0)	(13.0)
Proceeds from SAFE	10.0	—
Net cash provided by (used in) financing activities	92.7	(13.0)
Net increase (decrease) in cash, cash equivalents and restricted cash	9.1	(174.7)
Cash, cash equivalents and restricted cash at beginning of year	122.3	416.6
Cash, cash equivalents and restricted cash at end of year	$131.4	$241.9
Supplemental disclosures:
Interest paid	$1.2	$2.3
Income taxes paid	—	—
Leasehold improvements - non-cash	0.2	0.4
Purchase of treasury stock - non-cash	—	0.5
See Notes to the Condensed Consolidated Financial Statements

ROOT, INC. AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS- UNAUDITED
1.NATURE OF BUSINESS
Root, Inc. is a holding company which, directly or indirectly, maintains 100% ownership of each of its subsidiaries (together with Root, Inc. “We, us or our”). We were formed in 2015 to develop and launch a direct-to-consumer personal automobile insurance and mobile technology company.
We are a direct-to-consumer personal auto insurance, renters insurance and mobile technology company which began writing personal auto insurance in July 2016 entirely through a smartphone mobile application. We market our products primarily through digital and referral program channels. We offer insurance products underwritten by Root Insurance Company, an Ohio domiciled insurance company. As of June 30, 2020, we wrote auto policies in 30 states and were licensed in six additional states and the District of Columbia. As of June 30, 2020, we wrote renters insurance in six states.
2.SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation—The unaudited condensed consolidated financial statements include the accounts of Root, Inc. and its subsidiaries, all of which are wholly owned. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. All intercompany accounts and transactions have been eliminated.
Basis of Presentation—In our opinion, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included. All such adjustments are of a normal and recurring nature. These condensed consolidated financial statements are unaudited and, accordingly, should be read in conjunction with the audited consolidated financial statements and related notes that are included elsewhere in this prospectus.
Use of Estimates—The preparation of the condensed consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates reflected in our condensed consolidated financial statements include, but are not limited to, reserves for loss and loss adjustment expense, premium write-offs and valuation allowance for income taxes.
Unaudited Pro Forma Information—The accompanying unaudited pro forma condensed consolidated balance sheet as of June 30, 2020 has been prepared assuming (i) the automatic conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock upon an initial public offering, or IPO, (ii) the settlement of our related party loans executed with several executives for the purchase of common stock that were contractually required to be settled in connection with the filing of a registration statement under the Securities Act (Note 10), (iii) the automatic exercise of certain warrants outstanding as of June 30, 2020, resulting in the issuance of common stock in connection with the IPO, (iv) share-based compensation expense associated with restricted stock units for which the service period has commenced as of June 30, 2020 and the qualifying event-based vesting condition will be satisfied in connection with the IPO. Both the conversion and settlement transactions were considered to have occurred as if the IPO and settlement had occurred on June 30, 2020.
In the accompanying condensed consolidated statements of operations and comprehensive loss, the unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended June 30, 2020 has been prepared assuming (i) the automatic conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock upon an IPO, and (ii) the settlement of our related party loans executed with several executives for the purchase of common stock that were contractually required to be settled in connection with the filing of a registration statement under the Securities Act (Note 10). Both the conversion and settlement transactions were considered to have occurred as if the proposed IPO had occurred on the later of January 1, 2020 or the issuance date of the respective redeemable convertible preferred stock or related party loan.
Deferred Offering Costs—Deferred offering costs, which primarily consist of legal, accounting, and other third-party fees directly related to our initial public offering (IPO), are capitalized as incurred. Upon consummation of the IPO, these deferred offering costs are offset against the IPO proceeds. In the event the offering is terminated and not resumed within a certain amount of time, the deferred offering costs will be expensed. Deferred offering costs were immaterial as of June 30, 2020.
Recently Adopted Financial Accounting Standards—In August 2018, the FASB issued Accounting Standards Update No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement, to help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement (hosting arrangement) by providing guidance for determining when the arrangement includes a software license. We early adopted ASU 2018-15 on January 1, 2020. The adoption of this standard did not have a material impact on our condensed consolidated financial statements or notes to the condensed consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. The amendments in the update simplify the accounting for income taxes by, among other things, removing the exception to the incremental approach for intraperiod tax allocation when there is a loss from continuing operations and income or a gain from other items like comprehensive income, and recognizing franchise tax that is partially based on income as an income-based tax. We early adopted ASU 2019-12 on January 1, 2020. The adoption of this standard did not have a material impact on our condensed consolidated financial statements or notes to the condensed consolidated financial statements.
Upcoming Accounting Pronouncements—We currently qualify as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012, whereby we have the option to adopt new or revised accounting guidance within the same time periods as private companies. We have elected this option, but may ultimately determine it is preferable to take advantage of early adoption provisions offered within the applicable guidance.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The main provision of ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. The effective date of ASU 2016-02 is for annual reporting periods beginning after December 15, 2021, and interim reporting periods beginning after December 15, 2022. We are currently evaluating the impact of this ASU.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends previous guidance on the impairment of financial instruments by adding an impairment model that allows an entity to recognize expected credit losses as an allowance rather than impairing as they are incurred. The new guidance is intended to reduce complexity of credit impairment models and result in a more timely recognition of expected credit losses. The effective date of ASU 2016-13 is for reporting periods beginning after December 15, 2022. We are currently evaluating the impact of this ASU.

3.INVESTMENTS
The amortized cost and fair value of short-term investments and available-for-sale fixed maturity securities at December 31, 2019 and June 30, 2020 are as follows:

	December 31, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in millions)
Bonds and short-term investments:
U.S. Treasury securities and agencies	$12.7	$0.1	$—	$12.8
Municipal securities	10.2	0.1	—	10.3
Corporate debt securities	38.8	0.4	(0.1)	39.1
Residential mortgage-backed securities	3.3	—	—	3.3
Commercial mortgage backed securities	31.5	0.1	(0.1)	31.5
Other debt obligations	25.7	0.1	—	25.8
Total	$122.2	$0.8	$(0.2)	$122.8

	June 30, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in millions)
Bonds and short-term investments:
U.S. Treasury securities and agencies	$9.9	$0.2	$—	$10.1
Municipal securities	14.3	0.7	—	15.0
Corporate debt securities	92.1	3.0	—	95.1
Residential mortgage-backed securities	10.2	0.1	—	10.3
Commercial mortgage backed securities	57.0	1.1	(0.1)	58.0
Other debt obligations	33.4	0.5	—	33.9
Total	$216.9	$5.6	$(0.1)	$222.4
The following tables reflect the gross unrealized losses, fair value on bonds, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2019 and June 30, 2020:

	December 31, 2019
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(dollars in millions)
Bonds:
Municipal securities	$5.5	$—	$—	$—	$5.5	$—
Corporate debt securities	12.8	(0.1)	—	—	12.8	(0.1)
Residential mortgage-backed securities	1.9	—	—	—	1.9	—
Commercial mortgage-backed securities	24.5	(0.1)	—	—	24.5	(0.1)
Other debt obligations	7.4	—	—	—	7.4	—
Total bonds	$52.1	$(0.2)	$—	$—	$52.1	$(0.2)

	June 30, 2020
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(dollars in millions)
Bonds:
Municipal securities	$0.4	$—	$—	$—	$0.4	$—
Corporate debt securities	2.4	—	—	—	2.4	—
Residential mortgage-backed securities	5.8	—	—	—	5.8	—
Commercial mortgage-backed securities	5.5	(0.1)	—	—	5.5	(0.1)
Other debt obligations	0.4	—	—	—	0.4	—
Total bonds	$14.5	$(0.1)	$—	$—	$14.5	$(0.1)
We may ultimately record a realized loss after having originally concluded that the decline in value was temporary. There were no other-than-temporary impairments recognized in the six months ended June 30, 2019 or 2020, respectively. Risks and uncertainties are inherent in the assessment methodology used to assess other-than-temporary declines in fair value. Risks and uncertainties could include, but are not limited to, the opinion of professional investment managers could prove to be incorrect, the past trading patterns of individual securities may not reflect future valuation trends and the credit ratings assigned by independent credit rating agencies may prove to be incorrect due to unforeseen or unknown facts related to a company’s financial situation.
The amortized cost and fair value of short-term investments and fixed maturity securities by contractual maturity at December 31, 2019 and June 30, 2020 are as follows:

	December 31, 2019		June 30, 2020
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(dollars in millions)
Due in one year or less	$14.3	$14.3	$17.7	$17.8
Due after one year through five years	81.6	82.1	149.1	153.8
Due five years through 10 years	4.9	4.9	11.7	12.1
Due after 10 years	21.4	21.5	38.4	38.7
Total	$122.2	$122.8	$216.9	$222.4
Net realized gains on short-term investments and fixed maturity securities were zero and $0.1 million for the six months ended June 30, 2019 and 2020, respectively.

The following table sets forth the components of net investment income for the periods ended June 30, 2019 and 2020:

	Six Months Ended June 30,
	2019	2020
	(dollars in millions)
Interest on bonds	$1.8	$2.1
Interest on deposits and cash equivalents	—	1.3
Total	1.8	3.4
Investment expense	(0.1)	(0.2)
Net investment income	$1.7	$3.2
The following tables summarize the credit ratings of investments at December 31, 2019 and June 30, 2020:

	December 31, 2019
	Amortized Cost	Fair Value	% of Total Fair Value
S&P Global rating or equivalent	(dollars in millions)
AAA	$78.8	$79.0	64.3%
AA+, AA, AA-, A-1	8.7	8.8	7.2
A+, A, A-	26.6	26.9	21.9
BBB+, BBB, BBB-	8.1	8.1	6.6
Total	$122.2	$122.8	100.0%

	June 30, 2020
	Amortized Cost	Fair Value	% of Total Fair Value
S&P Global rating or equivalent	(dollars in millions)
AAA	$116.2	$118.3	53.2%
AA+, AA, AA-, A-1	16.4	17.1	7.7
A+, A, A-	59.9	61.8	27.8
BBB+, BBB, BBB-	24.4	25.2	11.3
Total	$216.9	$222.4	100.0%

4.FAIR VALUE OF FINANCIAL INSTRUMENTS
The following tables provide information about our financial assets and liabilities measured and reported at fair value:

	December 31, 2019
	Level 1	Level 2	Level 3	Total Fair Value
	(dollars in millions)
Assets
Fixed maturities	$9.8	$109.5	$—	$119.3
Short-term investments	3.0	0.5	—	3.5
Cash equivalents	316.6	—	—	316.6
Total Assets at fair value	$329.4	$110.0	$—	$439.4
Liabilities
Warrant liability	$—	$—	$20.3	$20.3
Total Liabilities at fair value	$—	$—	$20.3	$20.3

	June 30, 2020
	Level 1	Level 2	Level 3	Total Fair Value
	(dollars in millions)
Assets
Fixed maturities	$3.0	$212.2	$—	$215.2
Short-term investments	7.0	0.2	—	7.2
Cash equivalents	185.5	—	—	185.5
Total Assets at fair value	$195.5	$212.4	$—	$407.9
Liabilities
Warrant liability	$—	$—	$22.7	$22.7
Total Liabilities at fair value	$—	$—	$22.7	$22.7
We estimate the fair value of all our different classes of Level 2 fixed maturities and short-term investments by using a combination of an independent pricing vendor or broker/dealer, pricing models, quoted prices of securities with similar characteristics or discounted cash flows.
We have financial liabilities categorized as level 3 in the table above for warrants issued and outstanding. To calculate the fair value we utilized the BSM approach. The significant inputs in calculating the fair value of the warrants were the current price from the most recently completed Internal Revenue Code 409a valuation, or 409a, the current risk-free rate used by the United States Treasury, the expected term and the volatility assumption. The BSM calculation yielded a fair value of $8.09 per share for each of the 2.8 million warrants. During the six months ended June 30, 2020, we recognized a $2.4 million adjustment to the fair value of the warrants within interest expense of our condensed consolidated statements of operations and comprehensive loss.

The carrying amount of long-term debt is recorded at historical amounts. The fair value of outstanding long-term debt is classified within Level 2 of the fair value hierarchy. The fair value is based on a model referencing observable interest rates and spreads to project and discount cash flows to present value. For the periods ended December 31, 2019 and June 30, 2020 the carrying amounts and fair values of these financial instruments were as follows:

	Carrying amount as of December 31, 2019	Estimated Fair Value as of December 31, 2019	Carrying amount as of June 30, 2020	Estimated Fair Value as of June 30, 2020
	(dollars in millions)
Long-term debt	$172.7	$200.8	$168.2	$192.0
The carrying amounts of other short-term financial instruments approximates their fair value due to their short-term nature.
5.LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES
The following provides a reconciliation of the beginning and ending reserve balances for loss and LAE, net of reinsurance:

	Six Months Ended June 30,
	2019	2020
	(dollars in millions)
Gross loss and LAE reserves, January 1	$33.3	$140.7
Reinsurance recoverable on unpaid losses	(11.4)	(18.9)
Net loss and LAE reserves, January 1	21.9	121.8
Net incurred loss and LAE related to:
Current year	102.6	213.7
Prior years	3.6	13.0
Total incurred	106.2	226.7
Net paid loss and LAE related to:
Current year	59.9	105.9
Prior years	19.7	83.5
Total paid	79.6	189.4
Net loss and LAE reserves, June 30	48.5	159.1
Plus reinsurance recoverable on unpaid losses	18.4	31.2
Gross loss and LAE reserves, June 30	$66.9	$190.3
Incurred losses and LAE attributable to prior accident years was an increase of $3.6 million and $13.0 million for the six months ended June 30, 2019 and 2020, respectively. For the six months ended June 30, 2020, the development of incurred losses related to prior periods was primarily related to higher-than-expected reported losses on bodily injury, uninsured and under-insured bodily injury, property damage and collision coverages.

6.LONG-TERM DEBT
The following summarizes the carrying value of long-term debt and warrants as of December 31, 2019 and June 30, 2020:

	December 31, 2019	June 30, 2020
	(dollars in millions)
Term Loan A	$99.5	$86.5
Term Loan B	100.0	100.0
Warrants	20.3	22.7
Total	219.8	209.2

Accrued interest payable	0.9	5.4
Unamortized discount and debt issuance costs	(28.5)	(24.5)
Total	$192.2	$190.1
In connection with the amended and restated Term Loan A on November 25, 2019, Silicon Valley Bank exited the Term Loan A syndication and their $24.9 million of outstanding debt was reallocated to two of the existing holders of Term Loan A on a pro rata basis. This required us to escrow $24.9 million of cash for a potential pay down of the corresponding debt. The cash in escrow is reflected as restricted cash on the consolidated balance sheets as of December 31, 2019. In February 2020, we amended Term Loan A to add a new financial institution (Goldman Sachs Lending Partners LLC) to the syndicate in the amount of $12.5 million. Accordingly, $12.4 million of the $24.9 million escrowed funds was remitted to us and the other $12.5 million was remitted to the two aforementioned existing holders to pay down the pro rata portion of the reallocated Term Loan A.
We pay interest pursuant to the terms of the obligations and have the option to pay interest in-kind, or PIK, on Term Loan B for up to 3 years, or the PIK Period, from the date of closing in November 2019. PIK interest will be added to the principal balance every 3 months until the end of the PIK Period, and interest will subsequently be paid quarterly. We have elected to PIK interest on Term Loan B from the date of closing through June 30, 2020. Deferred PIK interest was $5.3 million as of June 30, 2020.
7.INCOME TAXES
The consolidated effective tax rate was 0.0% for the six months ended June 30, 2019 and 2020, respectively. The difference between these rates and the U.S. federal income tax rate of 21% was primarily due to a full valuation allowance on our U.S. deferred tax assets.
As of June 30, 2020, we did not have any unrecognized tax benefits for uncertain tax positions and had no interest or penalties related to uncertain tax positions.
8.CAPITAL STOCK
As of December 31, 2019 and June 30, 2020, our certificate of incorporation, as amended and restated, authorizing 40.5 million of Series A preferred voting stock, 41.8 million Series B preferred voting stock, 35.4 million Series C voting preferred shares, 19.6 million of Series D preferred voting stock and 30.1 million of Series E preferred voting stock. All classes of stock have a par value of $.0001 per share. The redeemable convertible preferred stock is recorded in mezzanine equity because while it is not mandatorily redeemable, it will become redeemable at the option of the preferred stockholders upon the occurrence of a deemed liquidation event that is considered not solely within our control.
As of December 31, 2019 and June 30, 2020, our certificate of incorporation, as amended and restated, authorizing 266.0 million common shares of voting stock shares of par value $0.0001 per share common stock, respectively. The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers, and preferences of the holders of the preferred stock.

In March 2020, subsequent to the tender offer discussed in Note 9, we converted 2.9 million of common shares purchased by the investor into shares of Series E preferred shares.
The following table displays our capital stock as of December 31, 2019 and June 30, 2020:

	December 31, 2019			June 30, 2020
	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Common Stock Issuable Upon Conversion	Conversion Price Per Share	Redeemable on or After
	(in millions, except per share amounts)
Common Stock-Voting(1)	266.0	44.4	$—	266.0	41.4	$—	—
Preferred Stock(1)
Preferred-Series A Redeemable Convertible(2)	40.5	40.0	5.1	40.5	40.0	$5.1	40.0	$0.03 - $0.29	September 6, 2026
Preferred-Series B Redeemable Convertible	41.8	41.7	33.7	41.8	41.7	33.7	41.7	0.81	September 6, 2026
Preferred-Series C Redeemable Convertible - Voting	35.4	35.4	50.9	35.4	35.4	50.9	35.4	1.44	September 6, 2026
Preferred-Series D Redeemable Convertible	19.6	19.3	99.9	19.6	19.3	99.9	19.3	5.17	September 6, 2026
Preferred-Series E Redeemable Convertible(3)	30.1	22.5	370.8	30.1	25.4	370.8	25.4	7.78 - 16.49	September 6, 2026
Total Preferred Stock	167.4	158.9	$560.4	167.4	$161.8	$560.4	$161.8
_______________
(1)All classes of stock have a par value of $0.0001 per share
(2)Shares issued for Series A-1 had a conversion price of $0.03. Shares issued for Series A-2 had a conversion price of $0.11. Shares issued for Series A-3 had a conversion price of $0.29. Collectively these shares are referred to as Series A.
(3)Shares issued for Series E had a conversion price of $16.49. Shares issued for Series E-1 had a conversion price of $7.78. Collectively these shares are referred to as Series E.

	December 31, 2019				June 30, 2020
	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Redemption Value	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Redemption Value
	(in millions, except per share amounts)
Preferred Stock(1)
Preferred-Series A Redeemable Convertible	40.5	40.0	$5.1	$5.0	40.5	40.0	$5.1	$5.0
Preferred-Series B Redeemable Convertible	41.8	41.7	33.7	33.8	41.8	41.7	33.7	33.8
Preferred-Series C Redeemable Convertible - Voting	35.4	35.4	50.9	51.0	35.4	35.4	50.9	51.0
Preferred-Series D Redeemable Convertible	19.6	19.3	99.9	100.0	19.6	19.3	99.9	100.0
Preferred-Series E Redeemable Convertible	30.1	22.5	370.8	360.0	30.1	25.4	370.8	407.7
Total Preferred Stock	167.4	158.9	$560.4	$549.8	167.4	161.8	$560.4	597.5
_______________
____________
(1)All classes of stock have a par value of $0.0001 per share
9.SHARE-BASED COMPENSATION
We maintain an equity incentive plan, the 2015 Equity Incentive Plan, or the Plan, for the issuance and grant of equity awards (restricted stock, and incentive and nonqualified stock options) to its officers, directors, employees and certain advisors. As of June 30, 2020, the number of shares authorized under the Plan was 45.4 million authorized common shares.

A summary of option activity for the six months ended June 30, 2020 is as follows:

	June 30, 2020
Options	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
	(in millions, except exercise price and term amounts)
Outstanding at January 1, 2020	12.3	$1.42	8.22	70.4
Granted	0.8	7.25
Exercised	(0.5)	0.61
Forfeited, expired or canceled	(0.5)	5.64
Outstanding and exercisable at June 30, 2020	12.1	1.68	8.67	66.0
For the six months ended June 30, 2019 and 2020, $9.1 million and $26.2 million of share-based compensation was recorded within the condensed consolidated statements of operations and comprehensive loss, respectively. In March 2020, a current investor completed a tender offer for common stock from vested shareholders, many of whom are current employees or members of the Board of Directors. To encourage participation, the tender offer was made at a price in excess of the fair value of our common stock. As a result, we recognized $25.1 million of share-based compensation expense. As of June 30, 2020, there was $6.6 million of total unrecognized compensation cost related to share-based compensation. The remaining cost is expected to be recognized over a period of six years.
The following table displays share-based compensation expense recorded in the condensed consolidated statements of operations and comprehensive loss:

	Six Months Ended June 30,
	2019	2020
	(dollars in millions)
Share-based compensation expense:
Loss and loss adjustment expenses	$—	$0.5
Sales and marketing	—	1.0
Other insurance expense	—	0.9
Technology and development	—	5.3
General and administrative	9.1	18.5
Total share-based compensation expense	$9.1	$26.2
The Plan permits the optionee to early exercise to obtain preferred tax treatment before the completion of the award’s requisite service or vesting period. If the employee terminates employment before the end of this period, the Plan requires us to repurchase the shares at the exercise price of the award. The repurchase feature is used to require the employee to remain through the requisite service or vesting period to receive the full economic benefit of the award.
Given the repurchase feature functions as a forfeiture provision for nonvested shares, we record the exercise cost of nonvested shares as a deposit liability for those shares settling in cash. As the shares vest, the deposit liability is reduced and Paid-In Capital is increased. As of December 31, 2019 and June 30, 2020, the early exercise deposit liability was $1.5 million and $1.4 million, respectively, and is included in other liabilities on the condensed consolidated balance sheets.
10.RELATED PARTY LOANS
As of December 31, 2019 and June 30, 2020, there were related party loans outstanding of $4.3 million with a weighted-average interest rate of 2.80% and $3.4 million with a weighted-average interest rate of 2.87%, respectively.

In May 2020, we settled a related party loan by accepting 0.3 million unvested shares and 0.1 million vested shares in exchange for the full repayment of the related $0.9 million related party loan and accrued interest. We recognized $0.7 million of Treasury Stock as a result.
While we recognize the exercised options as shares outstanding, we have not recognized the impact of the underlying loan transaction and option exercise as the transaction is considered a non-recourse receivable in accordance with ASC 718, Compensation—Stock Compensation. These loans will no longer be outstanding prior to the initial public filing of the registration statement.
11.COMMITMENTS AND CONTINGENCIES
We lease our office facilities under various non-cancelable operating lease agreements with various expiration dates through February 2028. Some of these leases provide for payment by the lessee of property taxes, insurance premiums, cost of maintenance and other costs.
During the normal course of business, we also enter into various agreements to purchase services, primarily data and information technology based services, that are enforceable and legally binding. Certain supply contracts contain penalty provisions for early termination, in addition to variable costs that are based on volume and usage. We do not expect to incur penalty payments under these provisions that would materially affect our financial position, results of operations or cash flows.
The following table summarizes by remaining maturity, future commitments related to operating leases and other arrangements as of June 30, 2020:

	Operating Leases	Purchase Obligations
	(dollars in millions)
2020 (remaining six months)	$1.8	$1.7
2021	4.0	2.9
2022	4.4	0.9
2023	4.4	0.3
2024	4.3	—
2025 and thereafter	4.4	—
Total	$23.3	$5.8
Base rent and related rent expenses was $0.7 million and $2.4 million for the six months ended June 30, 2019 and 2020, respectively.
There are no litigation matters outstanding or pending that will have a material effect on our financial position or results of operations.
We are contingently liable for possible future assessments under regulatory requirements for insolvencies and impairments of unaffiliated insurance companies.

12.OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME
The following table presents the changes in our accumulated other comprehensive income, or AOCI, for the periods ended June 30, 2019 and June 30, 2020:

Change in net unrealized gains on investment
(dollars in millions)
Balance, January 1, 2019	$—
Other comprehensive income before reclassifications	0.7
Amounts reclassified from AOCI to net income	—
Net current period other comprehensive income	0.7
Ending balance, June 30, 2019	$0.7

Balance, January 1, 2020	$0.6
Other comprehensive income before reclassifications	5.0
Realized gains on investments reclassified from AOCI to net income	(0.1)
Net current period other comprehensive income	4.9
Ending balance, June 30, 2020	$5.5
13.LOSS PER SHARE
EPS is presented for both basic EPS and diluted EPS. We compute basic EPS by dividing net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. In addition to common shares outstanding, the computation of basic EPS includes instruments for which the holder has (or is deemed to have) the present rights as of the end of the reporting period to share in current period earnings (loss) with common stockholders (i.e., participating securities and common shares that are currently issuable for little or no cost to the holder). We also include in the denominator of our basic EPS computation the weighted-average number of shares of common stock that would be issued upon the full exercise of the warrants. These warrants have an insignificant exercise price of $0.0001 per share and are therefore considered outstanding common shares for computation of basic EPS.
Diluted EPS includes all the components of basic EPS, plus the dilutive effect of common stock equivalents such as convertible securities and stock options, but excludes those common stock equivalents from the calculation of diluted EPS when the effect of inclusion, assessed individually, would be anti-dilutive. The calculation of income available to common stockholders and EPS is based on the underlying premise that all income after payment of dividends on preferred shares is available to and will be distributed to the common stockholders.

The following table displays the computation of basic and diluted loss per share of common stock:

	Six Months Ended June 30,
	2019	2020
	(in millions, except per share amounts)
Net loss	$(97.0)	$(144.5)
Weighted-average common shares outstanding: basic and diluted	31.9	38.6
Loss per common share: basic and diluted	$(3.04)	$(3.74)
We excluded the following potential common shares, presented based on amounts outstanding at each year end, from the computation of diluted net loss per share attributable to common stockholders for the years indicated because including them would have had an anti-dilutive effect:

	As of June 30,
	2019	2020
	(in millions)
Options to purchase common stock	11.1	12.1
Redeemable convertible preferred stock (as converted to common stock)	136.4	161.8
Warrants to purchase redeemable convertible preferred stock (as converted to common stock)	0.6	0.6
	148.1	174.5
The unaudited pro forma basic and diluted net loss per share attributable to common stockholders has been prepared to give effect to adjustments arising upon the completion of the proposed IPO. The unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders gives effect, upon the proposed IPO, to (i) the conversion of shares of preferred stock into shares of common stock as if the proposed IPO had occurred on the later of January 1, 2020 or the issuance date of the preferred stock, and (ii) the settlement of our related party loans as if it had occurred on January 1, 2020.
Unaudited pro forma basic and diluted net loss per share attributable to common stockholders was calculated as follows:

June 30, 2020
(in millions, except per share amounts)
Pro forma net loss	$(144.5)
Weighted-average common shares outstanding: basic and diluted	38.6
Pro forma adjustment to reflect automatic conversion of redeemable convertible preferred stock into common stock upon the closing of the proposed IPO	160.7
Pro forma adjustment to reflect common shares outstanding upon Settlement of Executive Promissory Notes	5.4
Pro forma weighted-average common shares outstanding — basic and diluted	204.7
Pro forma net loss per share: basic and diluted	$(0.71)

14.GEOGRAPHICAL BREAKDOWN OF DIRECT WRITTEN PREMIUM
Direct written premium (“DWP”) by state is as follows ($ in millions):

	Six Months Ended June 30
	2019		2020
	Amount	% of DWP	Amount	% of DWP
State	(dollars in millions)
Texas	$44.4	23.6%	$65.2	21.3%
Georgia	11.6	6.2	37.6	12.3
Kentucky	22.6	12.0	19.9	6.5
Pennsylvania	10.1	5.4	15.2	4.9
Arizona	11.3	6.0	15.0	4.9
Missouri	9.5	5.1	13.5	4.4
Louisiana	5.4	2.9	12.6	4.1
Utah	7.4	3.9	12.2	4.0
Ohio	10.8	5.7	11.0	3.6
Oregon	4.7	2.5	9.8	3.2
All others states	50.1	26.7	94.5	30.8
Total	$187.9	100.0%	$306.5	100.0%
15.SUBSEQUENT EVENTS
In December 2019, COVID-19 was first reported in Wuhan, China and in March 2020, the World Health Organization declared a global pandemic. The global pandemic has severely impacted businesses worldwide, including within the insurance industry. We have been impacted by certain individual state bulletins that outline COVID-19 premium relief efforts, including restrictions on the ability to cancel policies for non-payment, requiring deferral of insurance premium payments for up to 60 days and restrictions on increasing policy premiums. COVID-19 has impacted and may further impact the broader economic environment, including negatively impacting unemployment levels, economic growth, the proper functioning of financial and capital markets and interest rates. As the COVID-19 pandemic continues to develop, there is uncertainty around the severity and duration of the pandemic and the pandemic’s potential change on our business and our financial performance.
In April 2020, we entered into a Stock Purchase Agreement to purchase a shell insurance company, subject to regulatory approvals. We plan to close the acquisition later in 2020. This acquisition will expand our ability to sell personal auto insurance in 48 states and the District of Columbia.
In September 2020, we amended Term Loan A to add financial institutions (Barclays, Deutsche Bank, Morgan Stanley and Wells Fargo) to the syndication, upsize the outstanding facility by $13.5 million, and extend its maturity to October 15, 2021. We also opened a $100 million revolving line of credit with members of the Term Loan A syndication.
In September 2020, Root, Inc., a subsidiary of Root Stockholdings, Inc., changed its name to Caret Holdings, Inc. In addition the parent company Root Stockholdings, Inc. changed its name to Root, Inc. We reflected the name change throughout the consolidated and condensed consolidated financial statements and schedules.
Subsequent events have been evaluated through September 17, 2020, which is the date the financial statements were available to be issued.

Shares

Root, Inc.

Class A Common Stock

Goldman Sachs & Co. LLC	Morgan Stanley	Barclays

Through and including                    , 2020 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the exchange listing fee.

Amount
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*
Total expenses	$	*
_______________
*To be provided by amendment.
Item 14. Indemnification of Directors and Officers.
Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect on the completion of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect on the completion of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.
We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of Root, Inc., provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Root, Inc. At present, there is no pending litigation or proceeding involving a director or officer of Root, Inc. regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.
We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his or her capacity as such.

Item 15. Recent Sales of Unregistered Securities.
Since January 1, 2017 we have issued the following unregistered securities (after giving effect to a 10-for-1 stock split effected in June 2018):
Preferred Stock
(1)In June 2017, we sold an aggregate of 11,708,020 shares of our Series B convertible preferred stock to a total of four accredited investors at a purchase price of $0.81141 per share for an aggregate purchase price of $9,500,005.
(2)In June 2017, we issued an aggregate of 19,975,710 shares of our Series B convertible preferred stock to a total of three accredited investors upon the conversion of promissory notes and common stock.
(3)In March 2018, we sold an aggregate of 32,265,400 shares of our Series C-1 convertible preferred stock and 3,100,630 shares of our Series C-2 convertible preferred stock to a total of eight accredited investors at a purchase price of $1.44206 per share for an aggregate purchase price of $50,999,937.
(4)In November 2018, we sold an aggregate of 19,339,702 shares of our Series D convertible preferred stock to a total of seven accredited investors at a purchase price of $5.17071 per share for an aggregate purchase price of $99,999,991.
(5)In September 2019, we sold an aggregate of 21,224,214 shares of our Series E convertible preferred stock at a purchase price of $16.4906 per share to a total of fourteen accredited investors for an aggregate purchase price of $350,000,023, and issued 1,284,653 shares of our Series E-1 convertible preferred stock to one accredited investor upon conversion of a simple agreement for future equity, or SAFE, in the aggregate amount of $10,000,000.
(6)In January 2020, we issued an aggregate of 2,892,675 shares of our Series E convertible preferred stock in exchange for common stock held by an existing security holder in reliance on the exemption from registration afforded by Section 3(a)(9) of the Securities Act, as the securities were exchanged by us with our existing security holder exclusively where no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange.
Simple Agreement for Future Equity
(7)In June 2019, we sold one SAFE for an aggregate purchase price of $10,000,000 to one accredited investor, which SAFE was converted into 1,284,653 shares of our Series E-1 convertible preferred stock in September 2019.
Notes
(8)In March 2017, we issued convertible promissory notes in the aggregate principal amount of $10,000,000 to one accredited investor. In June 2017, the full amount under the notes was converted into shares of our Series B convertible preferred stock.
(9)In November 2019, we issued a $100,000,000 floating rate senior secured note due 2024 to a lender in connection with our entry into a loan and security agreement.
Warrants
(10)In July 2016, we issued a warrant to purchase 500,000 shares of our Series A-3 Preferred Stock at an exercise price of $0.29 per share.
(11)In December 2017, we issued a warrant to purchase 97,960 shares of our Series B Preferred Stock at an exercise price of $0.81 per share.

(12)In November 2019, we issued a warrant to purchase 2,801,300 shares of our Class B common stock at an exercise price of $0.0001 per share. In September 2020, the warrant was amended to provide for the purchase of up to 2,778,608 shares of our Class B common stock.
Plan-Related Issuances
(13)From January 1, 2017 through the date of this registration statement, we granted to certain directors, officers, employees, consultants and other service providers options to purchase an aggregate of 24,002,544 shares of our Class B common stock under our 2015 Plan at exercise prices ranging from $0.036 to $8.09 per share.
(14)From January 1, 2017 through the date of this registration statement, we granted to certain directors, officers, employees, consultants and other service providers an aggregate of 84,051 RSUs to be settled in shares of our Class B common stock under our 2015 Plan.
(15)From January 1, 2017 through the date of this registration statement, we issued and sold an aggregate of 14,763,391 shares of our Class B common stock upon the exercise of options under our 2015 Plan, at exercise prices ranging from $0.019 to $7.25 per share.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.
(a)Exhibits.

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect.

3.2	Amended and Restated Bylaws of the Registrant, as currently in effect.

3.3*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective on the completion of this offering.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective on the completion of this offering.

4.1*	Form of Class A common stock certificate of the Registrant.

4.2	Fifth Amended and Restated Investors’ Rights Agreement by and among the Registrant and certain of its stockholders, dated November 25, 2019.

4.3	Warrant to Purchase Stock by and between the Registrant and Silicon Valley Bank, dated July 7, 2016.

4.4	Warrant to Purchase Stock by and between the Registrant and Silicon Valley Bank, dated December 20, 2017, as amended.

4.5	Form of Floating Rate Senior Secured Note Due 2024.

5.1*	Opinion of Cooley LLP.

10.1	Amended and Restated 2015 Equity Incentive Plan.

10.2	Form of Notice of Stock Option Grant and Stock Option Agreement under the Amended and Restated 2015 Equity Incentive Plan.

10.3	Form of Notice of Stock Option Exercise and Stock Option Exercise Agreement under the Amended and Restated 2015 Equity Incentive Plan.

10.4	Form of RSU Agreement under the Amended and Restated 2015 Equity Incentive Plan.

10.5	Loan and Security Agreement by and between Silicon Valley Bank and the Registrant, dated July 7, 2016, as amended.

10.6	Office Lease Agreement by and between Two25 Commons LLC and the Registrant, dated May 9, 2018, as amended.

10.7	Amended and Restated Term Loan Agreement by and among the Registrant, Caret Holdings, Inc., SunTrust Bank, and the lenders from time to time party thereto, dated November 25, 2019, as amended.

10.8	Note Purchase Agreement by and among the Registrant, Caret Holdings, Inc., Wilmington Trust, National Association, and the noteholders from time to time party thereto, dated November 25, 2019, as amended.

10.9*	Form of Indemnity Agreement entered into by and between the Registrant and each director and executive officer.

10.10*	Offer Letter by and between the Registrant and Alexander Timm, dated , 2020.

10.11*	Amended and Restated Offer Letter by and between the Registrant and Daniel Rosenthal, dated , 2020.

10.12*	Offer Letter by and between the Registrant and Daniel Manges, dated , 2020.

21.1	List of subsidiaries of the Registrant.

23.1*	Consent of Deloitte & Touche, independent registered public accounting firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).
_______________
*To be filed by amendment.

(b)Financial Statement Schedules.
All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.
Item 17. Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on                 , 2020.

ROOT, INC.

By:
Alexander Timm
Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alexander Timm and Daniel Rosenthal, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director (Principal Executive Officer)	, 2020
Alexander Timm

	Chief Financial Officer and Director (Principal Financial Officer)	, 2020
Daniel Rosenthal

	Chief Accounting Officer (Principal Accounting Officer)	, 2020
Megan Binkley

	Director	, 2020
Elliot Geidt

	Director	, 2020
Nancy Kramer

	Director	, 2020
Christopher Olsen

	Director	, 2020
Nick Shalek

	Director	, 2020
Doug Ulman